As filed with the Securities and Exchange Commission on June 9, 2003

Registration No. 333-105558

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

ActivCard Corp.

(Exact name of registrant as specified in its charter)

Delaware	7372	45-0485038
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

6623 Dumbarton Circle

Fremont, California 94555

(510) 574-0100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

STEVEN HUMPHREYS

CHIEF EXECUTIVE OFFICER

6623 Dumbarton Circle

Fremont, California 94555

Telephone:  (510) 574-0100

Facsimile:  (510) 574-0101

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

STEPHEN C. FERRUOLO

HELLER EHRMAN WHITE & MCAULIFFE LLP

4350 La Jolla Village Drive, 7th Floor

San Diego, California 92122-1246

Telephone:  (858) 450-8400

Facsimile:  (858) 450-8499

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective and all other conditions to the exchange offer described herein have been satisfied or waived.

If any of the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus may change. We may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 9, 2003

PROSPECTUS

ACTIVCARD CORP.

offer to exchange 0.95 shares of its common stock for each validly tendered common share and 0.95 shares of its common stock for each validly tendered American depositary share of

ACTIVCARD S.A.

THIS EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JULY 7, 2003, UNLESS EXTENDED.

ActivCard Corp., a Delaware corporation, was formed in August 2002 for the purpose of effecting a change in the domicile of the listed company of the ActivCard group of companies from the Republic of France to the State of Delaware in the United States. The change in domicile was completed through a registered exchange offer undertaken by ActivCard Corp., which closed on February 3, 2003 with the acquisition of approximately 95%, in the aggregate, of the outstanding common shares and American depositary shares of ActivCard S.A. In order to acquire the remaining common shares and American depositary shares of ActivCard S.A., to provide the remaining ActivCard S.A. shareholders with publicly traded securities and to reduce the administrative burden and associated cost of filing duplicative periodic and current reports with the Securities Exchange Commission, ActivCard Corp. is offering to exchange:

•	0.95 shares of its common stock, $0.001 par value per share, for each validly tendered common share, par value Euro 1.00 per share, of ActivCard S.A.; and

•	0.95 shares of its common stock, $0.001 par value per share, for each validly tendered American depositary share, or ADS, evidenced by an American depositary receipt, or ADR, of ActivCard S.A. Each ADS represents one common share of ActivCard S.A.

ActivCard Corp. will not issue fractional shares of common stock in the exchange offer. The total number of shares of ActivCard Corp. common stock to be issued to each tendering shareholder will be rounded down to the nearest whole number and you will be entitled to receive a cash payment for any fraction of a share to which you would otherwise be entitled. All persons holding outstanding common shares or ADSs of ActivCard S.A. are eligible to participate in the exchange offer if they tender their securities in a jurisdiction where the exchange offer is permitted by local law.

The terms and conditions of this exchange offer are described in this prospectus and the accompanying form of acceptance and letter of transmittal, which you should read carefully. There are a number of conditions to the exchange offer. In the event that any one of these conditions is not satisfied and ActivCard Corp. decides not to waive that condition, ActivCard Corp. is under no obligation to complete the exchange offer.

Following the registered exchange offer that was completed February 3, 2003, ActivCard Corp. assumed the Nasdaq and Nasdaq Europe listings of ActivCard S.A. As a result, there is currently no public market for ActivCard S.A. ordinary shares or ADSs.

We recommend that you participate in this exchange offer. However, you must make your own decision after reading this prospectus and consulting with your advisors. Please refer to the “Risk Factors” section of this prospectus beginning on page 13 before you make your decision as to whether to accept the exchange offer and tender your securities.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

The exchange offer described in this prospectus is not subject to any control by the French Commission des operations de bourse. In particular, this document has not received the visa of the French Commission des operations de bourse.

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

ActivCard S.A. common shares and ADSs are sometimes referred to collectively in this prospectus as “ActivCard S.A. securities.” As of April 30, 2003, there were a total of 42,033,301 shares of ActivCard S.A. securities issued and outstanding, of which 39,867,769 were held by ActivCard Corp. ActivCard Corp. will, subject to the terms and conditions of the exchange offer, accept for exchange up to all of the 2,165,532 shares of ActivCard S.A. securities not held by ActivCard Corp.

Q:	Why are we proposing the exchange offer?

A:	In February 2003, ActivCard Corp. acquired 94.8% of the outstanding ActivCard S.A. securities in a registered exchange offer that was undertaken for the purpose of moving the domicile of the publicly held company in the ActivCard group of companies from the Republic of France to the State of Delaware. Certain aspects of French law make an acquisition by ActivCard Corp. of the remaining ActivCard S.A. securities through a merger or other acquisition difficult. As a result, we have announced the exchange offer in order to acquire the remaining common shares and American depositary shares of ActivCard S.A., provide the remaining ActivCard S.A. shareholders with publicly traded securities and reduce the administrative burden and associated cost of filing duplicative periodic and current reports with the Securities Exchange Commission for each of ActivCard Corp. and ActivCard S.A. For more information, see “The Exchange Offer—Purpose and reasons for the exchange offer” beginning on page 26.

Q:	What will I receive in the exchange offer?

A:	You will receive:

•	0.95 shares of ActivCard Corp. common stock (rounded down to the nearest whole number) for each ActivCard S.A. common share that is validly tendered in the exchange offer and that is accepted by ActivCard Corp.;

•	0.95 shares of ActivCard Corp. common stock (rounded down to the nearest whole number) for each ActivCard S.A. ADS that is validly tendered in the exchange offer and that is accepted by ActivCard Corp; and

•	a cash payment equal to the fair market value of any fractional shares of ActivCard Corp. common stock that you would otherwise receive in the exchange offer, but for the “rounding down” of the ActivCard Corp. shares to be issued in the exchange offer.

The board of directors of ActivCard Corp. has fixed the exchange ratio at 0.95 shares of ActivCard Corp. common stock for each ActivCard S.A. common share or ADS tendered to offset the costs associated with the exchange offer.

Q:	What if I do not exchange my ActivCard S.A. common shares in the exchange offer?

A:	You will continue to hold your ActivCard S.A. common shares. However, because ActivCard Corp. assumed ActivCard S.A.’s listings on Nasdaq and Nasdaq Europe, there is currently no public market for the ActivCard S.A. securities. ActivCard S.A. also intends to terminate its ADR facility following completion of the exchange offer, which will further reduce the liquidity of the ADSs. See “Risk Factors” beginning on page 13.

Q:	When does the exchange offer expire?

A:

If you wish to participate in the exchange offer, you must validly tender your outstanding ActivCard S.A. securities so that the exchange agent receives them before 12:00 midnight, New York City time, on July 7, 2003, unless ActivCard Corp. extends the exchange offer. We sometimes refer to this date and time, including any extension, as the “expiration date.” If ActivCard Corp. extends the expiration date, we will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the exchange offer was scheduled to expire. ActivCard Corp. does not expect to make available a subsequent offering period.

Q:	Are there any conditions to our obligation to complete the exchange offer?

A:	Yes. ActivCard Corp. does not have to complete the exchange offer unless all of the conditions outlined on pages 44 and 45 of this prospectus are satisfied or waived. All conditions, other than those relating to governmental regulatory approvals, if any, will be satisfied or waived prior to the expiration of the exchange offer. If confirmation of the tax opinion described on page 30 is not provided immediately prior to the expiration date, ActivCard Corp. will extend the offer period and circulate a revised prospectus with the appropriate tax disclosure.

Q:	Why should I tender my ActivCard S.A. securities?

A:	We recommend that you tender your ActivCard S.A. securities for the reasons described above and in the section titled “The Exchange Offer—Purpose and reasons for the exchange offer” on page 26 and “Risk Factors—Risks related to the exchange offer and ActivCard Corp.” on page 13.

Q:	Are there risks I should consider in deciding whether to accept the exchange offer?

A:	Yes. In evaluating the exchange offer, you should carefully consider the factors discussed in the section titled “Risk Factors” beginning on page 13. These include the risks that, if the exchange offer is completed and you do not exchange your ActivCard S.A. securities:

•	ActivCard S.A. intends to terminate the registration of its securities under Section 12g-4 of the Securities Exchange Act of 1934, which would terminate ActivCard S.A.’s obligations to file periodic and current reports, including annual and quarterly reports, with the SEC; and

•	ActivCard S.A. intends to terminate its ADR facility with the Bank of New York, which would further restrict the ability to trade the ADSs.

In addition, the U.S. Internal Revenue Service may classify ActivCard S.A. as a passive foreign investment company, or PFIC, which would have adverse tax consequences if you are a U.S. taxpayer who continues to hold your ActivCard S.A. securities and could have adverse tax consequences if you are a U.S. taxpayer who exchanges ActivCard S.A. securities. See “The Exchange Offer—Material income tax considerations” on page 27 for a more complete description.

Q:	Will I recognize a gain or loss on the exchange of my ActivCard S.A. common shares and ADSs in the exchange offer?

A:	You should not recognize gain or loss for United States federal income tax purposes or for French tax purposes as a result of an exchange of ActivCard S.A. shares or ADSs for ActivCard Corp. common stock (except for gain resulting from receipt of cash instead of fractional shares of ActivCard Corp. common stock). Substantial shareholders of ActivCard S.A. may, however, be required to recognize gain and should consult their own tax advisors. A substantial shareholder is a person treated as: for United States purposes, a holder of 10% or more of the voting rights in ActivCard S.A. and for French purposes, a holder of more than 25% of the dividend rights in ActivCard S.A. Although ActivCard Corp. now owns more than 94% of ActivCard S.A., the U.S. attribution rules applicable to this determination would treat a shareholder of ActivCard Corp. as owning its pro rata share of the equity of ActivCard S.A. Tax matters are complicated and the tax consequences of the exchange offer to you may depend on your situation. We therefore urge you to consult your own tax advisor to determine your particular tax consequences. For a more complete description of the tax consequences, see “The Exchange Offer—Material income tax considerations” on page 27.

In addition, ActivCard S.A. security holders who are subject to tax in jurisdictions other than the United States or France should consult their own tax advisors regarding the tax consequences of the exchange of ActivCard S.A. securities pursuant to the exchange offer and any applicable tax reporting requirements.

Q:	Do I have to pay any brokerage fees or commissions?

A:	If you are the record owner of your outstanding ActivCard S.A. securities and you tender your outstanding securities in the exchange offer, you will not incur any brokerage fees or commissions. If you own your outstanding ActivCard S.A. securities through a broker or other nominee who tenders the securities on your behalf, your broker or nominee may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply.

Q:	What will happen to ActivCard S.A. upon completion of the exchange offer?

A:	ActivCard S.A. is currently a subsidiary of ActivCard Corp. and is expected to remain so following the exchange offer. Upon completion of the exchange offer, ActivCard S.A. expects to terminate the registration of its ordinary shares under the Securities Exchange Act of 1934, which will terminate ActivCard S.A.’s obligations to file periodic and current reports with the U.S. Securities and Exchange Commission. For more information, see “Risk Factors—Risks related to ActivCard S.A.” on page 25.

Q:	What do I need to do now?

A:	You are urged to read this entire prospectus carefully and to consider how the exchange offer affects you. If you wish to tender your outstanding ActivCard S.A. common shares, you should follow the instructions described in the section “Terms of the Exchange Offer—Procedures for exchanging common shares” beginning on page 38. If you wish to tender your outstanding ActivCard S.A. ADSs, you should follow the instructions described in the section “Terms of the Exchange Offer—Procedures for exchanging ADSs” beginning on page 39.

Please read this prospectus carefully for information about procedures for tendering your outstanding securities, the timing of the exchange offer, extensions of the exchange offer period and your rights to withdraw your securities from the exchange offer prior to the expiration date.

Q:	Can I withdraw previously tendered outstanding securities?

A:	You may withdraw tenders of your outstanding securities at any time before the expiration date. In addition, unless ActivCard Corp. has previously accepted your securities for exchange pursuant to the exchange offer, you may withdraw your securities at any time after August 8, 2003 until we accept your securities for exchange. If you change your mind before the expiration date, you may retender your outstanding securities by following the tender procedures again and retendering before the expiration date.

Q:	How do I withdraw previously tendered outstanding securities?

A:	To withdraw your previously tendered outstanding securities, you must deliver a written notice of withdrawal with the required information to the exchange agent while you still have the right to withdraw outstanding securities.

Q:	Whom should I call with questions?

A:	You should call our information agent, Innisfree M&A Incorporated, with any questions about the exchange offer as follows:

•	holders in the European Union, call toll-free at 00-800-7710-9970;

•	holders in the U.S. and Canada, call-toll free at 1-877-750-5836;

•	bank, brokers and others, call collect at 212-750-5833.

You may also obtain additional information about ActivCard Corp. and ActivCard S.A. from the documents they file with the Securities and Exchange Commission, or SEC, as more fully described in the section titled “Where you can find more information” on page 115.

*  *  *

When we refer to ActivCard S.A. in this prospectus, we mean ActivCard S.A. and, where the context requires, its subsidiaries, as they currently exist. When we refer to ActivCard Corp., we mean ActivCard Corp. and, where the context requires, its subsidiaries, as they currently exist. Unless otherwise indicated, when we refer to “ActivCard,” “our company,” “we” or “us”, we are referring to the ActivCard consolidated group of companies, which includes ActivCard Corp., ActivCard S.A. and their subsidiaries.

ActivCard® is a registered trademark of ActivCard S.A. and Trinity™, ActivCard Gold™, ActivCard Identity Management System™, ActivPack™ and ActivReader™ are trademarks of ActivCard S.A. This prospectus also contains trademarks of other companies.

ActivCard S.A. publishes its financial statements in U.S. dollars. References in this prospectus to “dollars” or “$” are to U.S. dollars. References to “Euro” or “€” are to the Euro, the currency of the European Union, and references to “francs” or “FF” are to French francs.

SUMMARY OF THE PROSPECTUS

This prospectus and the related form of acceptance and letter of transmittal each contain important information that should be read carefully before any decision is made with respect to the exchange offer. The following summary is qualified by reference to, and should be read in conjunction with, the information appearing elsewhere in this prospectus and the related form of acceptance and letter of transmittal.

ActivCard Corp. (page 61)

ActivCard Corp. was incorporated in the State of Delaware on August 15, 2002 for the purpose of changing the domicile of the public entity of the ActivCard group of companies. On January 6, 2003, ActivCard Corp. commenced a registered exchange offer pursuant to which it offered to exchange one share of its common stock for each share of the ActivCard S.A. securities tendered. The change in domicile was completed on February 3, 2003, with ActivCard Corp. acquiring 94.8% of the issued and outstanding ActivCard S.A. securities. Prior to the change in domicile, ActivCard Corp. owned no property and had no operating history or financial statements. Following the change in domicile, ActivCard Corp. has carried on the business of ActivCard S.A. and has assumed ActivCard S.A.’s securities listings on Nasdaq and Nasdaq Europe. ActivCard Corp. does not have any assets or liabilities other than its investment in and receivable from ActivCard S.A. and its subsidiaries.

We develop, market and support digital identity systems and products that enable our customers to issue, use and maintain digital identities in a secure, manageable and reliable manner. Our systems and products include software and hardware products that facilitate the authentication of a user to a network service provider or database administrator through a number of different personal security devices, such as a smart card, a token, biometric device, a mobile phone or personal digital assistant.

Our products are based on an open architecture and are designed to be inter-operable across a complex mix of systems and applications in order to meet the broad range of security and digital identity requirements of our customers. Customers using our products have the flexibility to offer diverse services and to select from different deployment strategies and providers of various authentications technologies, card operating systems, directory services, certificate authorities and network management systems.

We sell products directly to end user customers and indirectly through distribution partners, such as original equipment manufacturers, or OEMs, value-added resellers, or VARs, system integrators and distributors. We have strategic relationships with VeriSign, Inc., Sun Microsystems, Inc., Schlumberger, EDS, Novell, Inc. and Northrop Grumman. We also market our digital identity systems to government entities, financial institutions and other enterprises including telecommunications, healthcare, networking technology and manufacturing companies.

ActivCard Corp.’s common stock is listed under the symbol “ACTI” on the Nasdaq National Market and on Nasdaq Europe. The principal offices of ActivCard Corp. are located at 6623 Dumbarton Circle, Fremont, California 94555, U.S.A., telephone (510) 574-0100.

A ctivCard S.A. (page 111)

ActivCard S.A. is an approximately 95% owned subsidiary of ActivCard Corp. and is ActivCard Corp.’s operating subsidiary.

ActivCard S.A. is organized as a société anonyme, under the laws of the Republic of France. ActivCard was founded in 1985 and its registered office is 24-28, avenue du Genéral de Gaulle, 92156 Suresnes, France, telephone 011-33-142-04-8400. The principal offices of ActivCard S.A. are located at 6623 Dumbarton Circle, Fremont, California, 94555, U.S.A., telephone (510) 574-0100.

Recommendation (page 36)

The boards of directors of each of ActivCard S.A. and ActivCard Corp. unanimously supports the exchange offer and recommend that you tender your ActivCard S.A. securities in the exchange offer for shares of ActivCard Corp. common stock.

The secu rities (page 114)

On February 4, 2003, ActivCard Corp. assumed the ActivCard S.A. listings on the Nasdaq National Market and Nasdaq Europe. Since that time, ActivCard Corp.’s common stock has been listed on both of these markets under the symbol “ACTI.” Set forth below are the per share closing trading prices of ActivCard S.A. on Nasdaq and Nasdaq Europe as of February 3, 2003 (the last trading day before the change in domicile), and of ActivCard Corp. on Nasdaq and Nasdaq Europe as of May 16, 2003 (the last trading day before public announcement of our intention to undertake this exchange offer) and June 6, 2003 (the last trading day prior to the date of this prospectus):

	Nasdaq Europe	Nasdaq National Market
February 3, 2003	$6.45	$7.30
May 16, 2003	$10.65	$11.43
June 6, 2003	$11.00	$11.21

See “Market for Registrant’s Common Equity and Related Shareholder Matters” on page 114. We urge you to obtain current market quotations.

Accounting treatment of the exchange offer (page 34)

The exchange offer will be accounted for using the purchase method of accounting in accordance with accounting principles generally accepted in the United States of America. The purchase price will be established based on the fair value of the shares issued by ActivCard Corp. The excess of the purchase price over the book value of the minority interest will be allocated based on the fair values of the assets acquired and liabilities assumed, to the extent attributable to the minority interest. In the event that all of the outstanding ActivCard S.A. securities are not exchanged for ActivCard Corp. common stock, the consolidated balance sheet will continue to reflect a liability reflecting the minority interest of shareholders in ActivCard S.A. who have not exchanged their shares and the consolidated statement of operations will continue to reflect a charge (or recovery to the extent of the liability recorded on the consolidated balance sheet) reflecting the minority interest’s share of profit or loss for the period.

Regulatory filings and approvals required to complete the exchange offer (page 35)

We are not aware of any material governmental or regulatory approval required for completion of the exchange offer, other than the effectiveness under the Securities Act of 1933 of the registration statement of which this prospectus is a part, and compliance with applicable laws of the State of Delaware, the United States and France.

Appraisal rights (page 35)

No appraisal rights are or will be available to holders of outstanding securities in connection with this exchange offer.

D epositary and exchange agent (page 46)

ActivCard Corp. has engaged The Bank of New York to act as the U.S. exchange agent and depositary in connection with the exchange offer and BNP Paribas Securities Services, or BNP, to act as the European exchange agent and depositary.

Information agent (page 46)

ActivCard Corp. has engaged Innisfree M&A Incorporated to act as information agent in connection with the exchange offer.

Forward-looking statements in this prospectus

Statements contained in this prospectus that are not statements of historical fact are forward-looking statements. These statements include statements with respect to ActivCard S.A.’s and ActivCard Corp.’s financial condition, results of operations and business and on the expected effects of the exchange offer. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions often identify forward-looking statements.

These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. These risks and uncertainties include the possibility that one or more of the conditions to the exchange offer will not be satisfied and the exchange offer will not be consummated and other risk factors as may be detailed from time to time in our public announcements and filings with the SEC.

In evaluating the exchange offer, you should carefully consider the discussion of these and other factors in the section titled “Risk Factors” beginning on page 13.

Other documents to review

This summary may not contain all of the information that is important to you. You should read carefully this entire document, the form of acceptance, letter of transmittal and the other documents we refer to for a more complete understanding of the exchange offer. In particular, you should read the documents attached to this prospectus, including ActivCard Corp.’s certificate of incorporation, which is attached as Annex A and ActivCard Corp.’s bylaws which are attached as Annex B.

Selected historical consolidated financial data

You should read the following information in conjunction with the historical consolidated financial statements and related notes and the Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 83 and the “Index to Financial Statements” on page 116.

ActivCard Corp. does not have separate statements of operations data or balance sheet data for any period prior to the change in domicile, which closed on February 3, 2003. The selected consolidated statements of operations data for the fiscal years ended December 31, 2000, 2001 and 2002 and the selected consolidated balance sheet data as of December 31, 2001 and 2002 have been derived from ActivCard S.A.’s audited consolidated financial statements included in this prospectus. The selected consolidated statements of operations data for the fiscal years ended December 31, 1998 and 1999 and the selected consolidated balance sheet data as of December 31, 1998, 1999 and 2000 are derived from ActivCard S.A.’s audited financial statements not included in this prospectus. The selected consolidated statements of operations data for the three months ended March 31, 2002 and the selected consolidated balance sheet data as of March 31, 2002 have been derived from

ActivCard S.A.’s unaudited consolidated financial statements included in this prospectus, and the selected consolidated statements of operations data for the three months ended March 31, 2003 and the selected consolidated balance sheet data as of March 31, 2003 have been derived from ActivCard Corp.’s unaudited consolidated financial statements included in this prospectus. These unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring accruals, that are necessary for a fair presentation of our consolidated financial position and consolidated results of operations for these periods. The historical financial information may not be indicative of our future performance. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The information set forth below is not necessarily indicative of results of future operations and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Consolidated Financial Statements” and the notes thereto.

Consolidated Statement of Operations Data

(in thousands except share and per share data)

	Year ended December 31,								Three months ended March 31,
	1998		1999		2000		2001	2002	2002	2003
Percentage of revenue
Revenue		$8,266		$10,262		$18,081	$31,176	$41,840	$8,165		$13,067
Cost of revenue		5,223		5,337		6,991	9,578	13,452	2,645		5,162

Gross profit		3,043		4,925		11,090	21,598	28,388	5,520		7,905

Operating expenses
Research and development		3,888		5,233		8,097	18,227	19,427	4,988		4,394
Sales and marketing		7,042		9,829		15,657	23,624	19,939	5,232		5,147
General and administrative		2,356		2,417		3,220	4,346	4,180	927		1,374
Amortization of goodwill and other intangibles							774	2,073	566		152
Write-down of other intangible assets								5,090
Other charges		148		3,186		124	7,564	11,009	7,771		2,190

Total operating expenses		13,434		20,665		27,098	54,535	61,718	19,484		13,257

Loss from continuing operations		(10,391)		(15,740)		(16,008)	(32,937)	(33,330)	(13,964)		(5,352)
Non-operating income (expense)
Interest expense		(702)		(743)		(16)	(81)	(11)	(7)
Interest income		179		294		15,669	13,269	5,209	1,249		1,245
Foreign exchange gain (loss)		163		262		14,429	3,491	(458)	35		(216)

(Loss) income from continuing operations before income taxes		(10,751)		(15,927)		14,074	(16,258)	(28,590)	(12,687)		(4,323)
Income tax benefit (expense)		452		15		(1)	(22)	(69)	(1)		(62)
Minority interest		1									49
Loss from discontinued operations							(429)	(16,834)	(15,918)		(228)

Net (loss) income		$(10,298)		$(15,912)		$14,073	$(16,709)	$(45,493)	$(28,606)		$(4,564)

(Loss) earnings per common share:
Basic from continuing operations		$(0.55)		$(0.55)		$0.37	$(0.41)	$(0.69)	$(0.31)		$(0.10)
Basic from discontinued operations							(0.01)	(0.41)	(0.40)		(0.01)

		$(0.55)		$(0.55)		$0.37	$(0.42)	$(1.10)	$(0.71)		$(0.11)

Diluted from continuing operations		$(0.55)		$(0.55)		$0.34	$(0.41)	$(0.69)	$(0.31)		$(0.10)
Diluted from discontinued operations							$(0.01)	$(0.41)	(0.40)		(0.01)

		$(0.55)		$(0.55)		$0.34	$(0.42)	$(1.10)	$(0.71)		$(0.11)

Weighted average number of common shares outstanding:
Basic		18,618,463		29,114,715		37,897,417	40,062,018	41,212,326	40,511,526		40,614,240
Diluted		18,618,463		29,114,715		42,215,045	40,062,018	41,212,326	40,511,526		40,614,240
Other charges were comprised of:
Acquired in process research and development	$		$		$		$2,701	$68	$68	$
Acquisition termination charges							3,149
Amortization of deferred compensation:
Cost of revenue							9	33	7		10
Research and development							488	738	190		156
Sales and marketing							223	493	128		106
General and administrative		148		148		124	65	90	26		26
Restructuring and business realignment expenses								8,586	7,352		947
Re-incorporation costs								1,001			945
Compensation paid to former CEO							728
Settlement of litigation				3,038			201

		$148		$3,186		$124	$7,564	$11,009	$7,771		$2,190

Consolidated Balance Sheet Data

(In thousands)

	At December 31,					At March 31, 2003
	1998	1999	2000	2001	2002
Balance Sheet Data:
Cash and short-term investments	$4,150	$8,790	$309,850	$248,444	$248,382	$245,097
Total current assets	9,302	14,398	323,424	283,885	264,862	264,844
Total assets	12,375	16,434	326,335	311,448	286,392	285,936
Total current liabilities	5,902	5,953	11,464	13,328	15,629	16,973
Total long-term liabilities	1,448	258	108	560	4,954	4,847
Convertible bonds	8,030	9,259
Minority interest						13,603
Common shares	24,576	36,339	43,503	43,951	45,117	40
Additional paid-in capital	25,836	34,483	341,853	349,963	354,400	380,452
Shareholders’ (deficit) equity	(3,005)	992	314,763	297,560	265,809	250,513

The selected consolidated statements of operations data and selected consolidated balance sheet data presented above as of and for the three months ended March 31, 2003 present the statement of operations and balance sheet data of ActivCard Corp. for those periods. The consolidated statement of operations and consolidated balance sheet data for ActivCard S.A. for those periods and dates are the same as ActivCard Corp., except as presented below:

Three months ended March 31, 2003
(in thousands except share data)
Statement of operations
Minority interest	—
Net (loss)	$(4,613)
Weighted average number of shares outstanding
Basic	41,954,924
Diluted	41,954,924

At March 31, 2003
(in thousands)
Balance Sheet Data:
Total current liabilities	$17,056
Minority interest	—
Common shares	$45,481
Additional paid-in capital	$355,591
Shareholders’ equity	$264,033

Ratio of Earnings to Fixed Charges

Set forth below are the ratios of our “earnings” to our “fixed charges” for fiscal 2002 and 2001 and for the three months ended March 31, 2003 and 2002, as well as the amount of the deficiency for each period:

	Year ended December 31,		Three months ended March 31,
	2001	2002	2002	2003
Earnings to fixed charges ratio	(6.1)	(12.9)	(23.5)	(8.8)
Deficiency (in thousands)	$16,258	$28,590	$12,687	$4,274

“Earnings” includes the sum of: (a) pretax loss from continuing operations, before adjustment for minority interests in consolidated subsidiaries and (b) fixed charges; minus the minority interest in pretax income of subsidiaries that have not incurred fixed charges. “Fixed charges” includes the sum of: (a) interest expensed, and (b) interest within rental expense, which has been estimated to be two-thirds of rental expense. Fixed charges exclude amounts accrued for rent included in restructuring charges (See Note 4 of Notes to Consolidated Financial Statements). “Deficiency” represents the amount by which “earnings” would need to increase to cover “fixed charges.”

Unaudited consolidated pro forma capitalization

Set forth below is the consolidated pro forma capitalization of ActivCard Corp. at March 31, 2003, after giving effect to the hypothetical issuance of 2,057,255 shares of ActivCard Corp. common stock in the exchange offer, which would represent the acquisition of all of the ActivCard S.A. securities not currently held by ActivCard Corp. The fair value of the common stock of ActivCard Corp. was based on the closing price of $10.95 on May 21, 2003, and is net of assumed issuance costs.

Consolidated Pro Forma Capitalization

March 31, 2003

(in thousands except share data)

(unaudited)

	ActivCard Corp. as reported	Pro forma Adjustments	ActivCard Corp. Pro Forma Balances
Minority interest	$13,603	$(13,603)	$—

Shareholders’ Equity
Common stock, $0.001 par value, 75,000 shares authorized; 39,887,360 issued and outstanding as reported; 41,944,615 issued and outstanding pro forma	$40	$2	$42
Preferred stock, $0.001 par value, 10,000,000 shares authorized, none issued			—
Additional paid-in capital	380,452	22,230	402,682
Accumulated other comprehensive loss	(13,642)		(13,642)
Deferred stock compensation	(2,154)		(2,154)
Accumulated deficit	(114,183)		(114,183)

Total shareholders’ equity	$250,513	$22,232	$272,745

Set forth below is the consolidated pro forma capitalization of ActivCard Corp. at December 31, 2002, after giving effect to: (1) the exchange of ActivCard Corp. securities for approximately 95% of the outstanding ActivCard S.A. common shares (including common shares underlying the ADSs) which occurred on February 3, 2003 and was accounted for as a reorganization of entities under common control, and (2) the hypothetical issuance of shares of ActivCard Corp. common stock in the exchange offer, which would represent the remaining approximately 5% of the outstanding ActivCard S.A. common shares (including common shares underlying the ADSs), to be accounted for as a purchase of minority interest.

Consolidated Pro Forma Capitalization

December 31, 2002

(in thousands except share and per share data)

(unaudited)

	Pro Forma Adjustments
	ActivCard S.A as reported	Exchange on February 3, 2003	Current exchange offer	ActivCard Corp. Pro Forma Balance
Minority interest	$—	$13,822	$(13,822)	$—

Shareholders’ Equity
Common Shares, 1.00 Euro par value, 49,853,746 shares authorized 41,690,158 shares issued and outstanding as reported; none pro forma	$45,117	$(45,117)		$—
Common Stock, $0.001 par value, 75,000,000 shares authorized 1 issued and outstanding—as reported; 41,581,764 issued and outstanding, pro forma		40	2	42
Preferred Stock, $0.001 par value, 10,000,000 shares authorized, none issued
Additional paid-in capital	354,400	24,303	22,249	400,952
Accumulated other comprehensive loss	(14,817)	770		(14,047)
Deferred stock compensation	(3,122)	162		(2,960)
Accumulated deficit	(115,769)	6,020		(109,749)

Total shareholders’ equity	$265,809	$(13,822)	$22,251	$274,238

Selected per share data

The following table presents certain unaudited historical earnings and book value per share data of ActivCard Corp. and ActivCard S.A. The information set forth below should be read in conjunction with the historical consolidated financial statements and notes thereto of ActivCard Corp. and ActivCard S.A. included in this prospectus and the unaudited consolidated pro forma capitalization information included elsewhere in this prospectus. The pro forma combined data assumes that 2,165,532 of the ActivCard S.A. securities, which represents the minority interest in ActivCard S.A. not currently held by ActivCard Corp., are exchanged pursuant to the exchange offer. No cash dividends have ever been declared or paid on ActivCard S.A. common shares or ADSs or ActivCard Corp. common stock.

	At or for the Year Ended December 31, 2002	At or for the Three Months Ended March 31, 2003
Historical—ActivCard Corp.
Book value per share	$6.38	$6.28
Net (loss) per share	$(1.10)	$(0.11)
Historical—ActivCard S.A.
Book value per share	$6.38	$6.28
Net (loss) per share	$(1.10)	$(0.11)
Pro Forma Combined
Book value per share	$6.60	$6.51
Net (loss) per share	$(1.10)	$(0.11)

RISK FA CTORS

You should consider these risk factors in evaluating whether to tender your ActivCard S.A. securities and thereby become a holder of ActivCard Corp. common stock. These factors should be considered in conjunction with the other information contained in this prospectus.

Risks related to the exchange offer and ActivCard Corp.

There was no formal valuation determining the fairness of the exchange ratio.

The exchange ratio was not determined by arms’ length negotiation and there was no formal valuation of the ActivCard S.A. securities undertaken by an independent third party. Neither ActivCard Corp. nor ActivCard S.A. has obtained a fairness opinion by an investment banking firm or other qualified appraiser and there is no public market for the ActivCard S.A. securities that can be used to ascertain their value. As a result, the value of the securities offered by ActivCard Corp. may not equal the value of the ActivCard S.A. securities.

By participating in this transaction, you will become a shareholder in a Delaware corporation, which may change certain shareholder rights and privileges you hold as a shareholder of a French corporation.

ActivCard Corp. is governed by the laws of the United States, the State of Delaware and by its certificate of incorporation and bylaws. The Delaware General Corporation Law extends to shareholders certain rights and privileges that may not exist under French law, and conversely, does not extend certain rights and privileges that you may have as a shareholder of a company governed by French law, including preemptive rights. In addition, the directors of a Delaware corporation may elect to adopt certain provisions that have the effect of discouraging a third party from acquiring control of the corporation. Such provisions could limit the price that some investors might be willing to pay in the future for ActivCard Corp. common stock. These Delaware provisions may also have the effect of discouraging or preventing certain types of transactions involving actual or threatened change in control of ActivCard Corp., including unsolicited takeover attempts, even though such a transaction may offer ActivCard Corp.’s stockholders the opportunity to sell their ActivCard Corp. common stock at a price above the prevailing market price.

Certain U.S. income tax consequences of the exchange to U.S. shareholders are uncertain.

There is a substantial risk that the U.S. Internal Revenue Service may classify ActivCard S.A. as a passive foreign investment company, or PFIC, for U.S. tax purposes for periods prior to the February 3, 2003 date of the Change in Domicile or for U.S. persons who did not exchange their shares in the transaction. See “—Risks related to ActivCard S.A.—Shareholders who are United States taxpayers may be subject to unfavorable tax treatment” on page 25 below for a general discussion of a PFIC.

The U.S. Treasury Department proposed, on April 1, 1992, but has not yet finalized, regulations that could impose tax on a U.S. taxpayer disposing of shares in a PFIC in an otherwise non-taxable transaction under certain circumstances. This proposed rule could result in the exchange being treated as a taxable transaction for certain U.S. shareholders. Heller Ehrman White & McAuliffe LLP has rendered an opinion that, under the law in effect as of the date of this prospectus, the exchange should not be made taxable by the PFIC rules, and is to render a bring-down opinion to the same effect at the closing of the exchange offer. If the bring-down opinion is not received, the exchange will not be completed unless a revised prospectus with appropriate tax disclosure is circulated. The opinions are not binding on the Internal Revenue Service or the courts. For a more complete description, see “The Exchange Offer—Material income tax considerations” on page 27.

Because French law does not permit a merger or other acquisition to acquire the minority interest in the ActivCard S.A. securities, a minority shareholder interest in ActivCard S.A. may continue to exist, which could adversely impact ActivCard Corp.’s corporate efficiency and governance.

ActivCard Corp. currently holds approximately 95% of the ActivCard S.A. securities. If less than all of the remaining minority interest in the ActivCard S.A. securities are tendered in the exchange offer and we complete the exchange offer, the securities not tendered will remain a minority shareholder interest in ActivCard S.A. Certain aspects of French law may make an acquisition by ActivCard Corp. of such securities through a merger or other acquisition difficult, which means that ActivCard S.A. will continue to be less than wholly-owned. The existence of a minority shareholder interest may impede the efficiency and flexibility of ActivCard Corp.’s control over ActivCard S.A. by creating additional administrative and corporate governance responsibilities that would not exist if ActivCard S.A. were wholly-owned subsidiary of ActivCard Corp. In particular, if following the exchange offer ActivCard S.A. were to continue to have the status of a public company in France or the United States, it will still be subject to certain disclosure obligations, which may be both costly and entail a diversion of management and other resources.

Risks of the business

We have a history of losses and we may experience losses in the foreseeable future.

We have not achieved profitability on an operating basis and we may continue to incur operating losses in the foreseeable future. We incurred losses from continuing operations of $4.3 million and $12.7 million in the three months ended March 31, 2003 and 2002, respectively, and $28.7 million and $16.3 million for the years ended December 31, 2002 and 2001, respectively. As of March 31, 2003, our accumulated deficit was $114.2 million, which represents our net losses since we began our operations. Even with our sizable cash balances, we may not become profitable or be able to significantly increase our revenue.

Although our revenues have increased, we will need to achieve significant incremental revenue growth to achieve profitability. Even if we do achieve profitability, we may be unable to sustain profitability on a quarterly or annual basis in the future. It is possible that our revenues will grow more slowly than we anticipate or that operating expenses will exceed our expectations.

Our industry is characterized by rapid technological change and we must continually improve our products to remain competitive.

The market for network security products is characterized by rapid technological advances, changes in customer requirements, evolving industry standards and frequent new product introductions and enhancements. If we do not continually modify and adapt our products and improve the performance features and reliability of our products in response to advances and changes in technology and standards, our business could be adversely affected and our products and technology could become obsolete or less marketable. Moreover, if new Internet, networking or telecommunications technologies or standards become widely adopted, or if other technological changes occur, we may need to adapt our products. Our future operating results will depend upon our ability, on a timely basis, to enhance our current products and to develop and introduce new products that address the increasingly sophisticated needs of the marketplace and that keep pace with technological developments, new competitive product offerings and emerging industry standards. The process of developing our products and services is extremely complex and requires significant ongoing development efforts.

Results vary significantly from quarter-to-quarter and it is difficult to forecast future results.

Our operating results are difficult to forecast and may continue to fluctuate. As a result, period-to-period comparisons of our operating results are not necessarily meaningful. Factors that influence our operating results include:

•	Changes in customer capital spending budgets;

•	Significant advances in techniques for attacking cryptographic systems;

•	Publicity regarding the successful circumvention of security features of products similar to our products;

•	Government regulation limiting the use, scope and strength of the cryptography used in our products;

•	The size, timing and delivery requirements of individual product orders and related services;

•	Market acceptance of our new digital identity management products;

•	Customer order deferrals in anticipation of new product releases or changes in customer deployment plans;

•	The lack of a significant order backlog;

•	The lengthy sales cycle of our products due to the complexity of the products and services composition and the challenges in assessing customer environments and interoperability requirements;

•	The ability to source third party hardware and software products for inclusion into final product mix;

•	The ability to obtain acceptance of orders due to changes in customer environment or services delivery;

•	The level of product and price competition;

•	Our ability to develop new and enhanced products and control costs;

•	The mix of products, goods and services sold;

•	The mix of distribution channels through which our products are sold;

•	Our ability to integrate the technology and operations of acquired businesses; and

•	Foreign currency exchange rate fluctuations.

Our expense levels are based, in part, on our expectations of future revenues and if such expectations are not met, our operating results will be adversely affected. Further, net income (loss) may be disproportionately affected by a reduction in revenues because of the relatively small amount of our expenses that vary with our revenues.

We experience seasonal fluctuations in sales and, as a result, our revenues may fluctuate significantly from period to period.

As a significant portion of our operating expenses are fixed, a small variation in the timing of recognition of revenue can cause significant variations in operating results from quarter to quarter. As with many companies that have a substantial presence in Europe, the third quarter has typically been a challenging quarter due to the traditional slowdown of economic activity throughout Europe in the summer months. In recent years, we have experienced a proportional increase in revenues from the U.S. federal government whose budgetary year ends September 30. Other companies that derive a significant proportion of their revenues from the U.S. federal government often experience lower fourth quarter revenues than third quarter revenues due to the annual budgetary process. Although our revenues derived from the U.S. government are typically stronger in the third quarter, in the future, the increased revenues may not offset lower expected revenues in the third quarter due to the slowdown of economic activity in Europe. The inverse may also be true in the fourth quarter. This seasonality has increased the volatility in our quarterly geographic revenues and increased the risk that revenues will not be realized until future quarters.

In addition, a significant percentage of our quarterly revenues occur during the last weeks of the quarter. This has reduced the visibility of our quarterly operating results and increased the risk that revenues expected in a quarter will not be realized until future quarters.

Our operating margins may decline in future periods as we make significant expenditures necessary to remain competitive.

Depending on market conditions, market opportunities, actual revenues achieved and the competitive landscape, we may increase our investment in research and development and, to a lesser extent, sales and marketing organizations. In addition, we may make additional investments in our general and administrative infrastructure. As a result, operating margins may decrease from historical levels. The amount and timing of these additional expenditures are likely to result in fluctuations in operating margins. Any material reduction in gross or operating margins could materially adversely affect our operating results. In addition, we could receive limited returns on the investments we have made in resources to develop and market new products if we are not successful introducing new products or if these new products are not accepted in the marketplace.

We derive revenue from only a limited number of products and we do not have a diversified product base.

Substantially all of our revenues are derived from the sale of our digital identity systems and products. We anticipate that substantially all of the growth in our revenue, if any, will also be derived from these sources. If for any reason our sale of these products is impeded, and we have not diversified our product offerings, our business and results from operations could be harmed.

Our customer base is highly concentrated and the loss of any one of these customers could adversely affect our business.

Historically, we have experienced a concentration of revenues through certain of our channel partners to customers. Since fiscal 2001, there has been a high concentration of revenues through a number of system integrators to the U.S. Department of Defense. Many of our contracts with our significant channel partners are short-term. If any of these channel partners did not renew their contract upon expiration, or if there was a substantial reduction in sales to any of our significant customers, it could adversely affect our business and operating results.

In 2002, one customer accounted for 26% of revenues. In 2001, three customers accounted for 41% of revenues. In 2000, one customer accounted for 61% of revenues. In the first quarter of 2003, three customers accounted for 65% of revenues. In the first quarter of 2002, four customers accounted for 30% of revenues. Our customers consist primarily of system integrators, resellers, distributors and OEMs. We ship product to the U.S. Department of Defense exclusively through system integrators. In the first three months ended March 31, 2003 and the year ended December 31, 2002, we shipped product to many departments within the U.S. Department of Defense through system integrators such as Northrop Grumman. Our subcontract agreement with Northrop Grumman expires in July 2003. We cannot be certain the subcontract agreement with Northrop Grumman will be renewed or extended.

In the aggregate, the U.S. Department of Defense, as an end-user, accounted for more than 50% of our consolidated revenues in the three months ended March 31, 2003 and 2002. Three end-users, representing departments within the U.S. Department of Defense, each accounted for 10% of consolidated revenues during these periods. In the years ended December 31, 2002 and 2001, the U.S. Department of Defense, as an end-user, accounted for 51% and 23% of revenues, respectively. In 2002, two end-users, representing departments within the U.S. Department of Defense, each accounted for 10% of consolidated revenues during that period.

No other customer in 2000, 2001, or 2002 accounted for 10% or more of our revenues. We expect to continue to depend upon a small number of large customers for a substantial portion of our revenue.

We have a long and often complicated sales cycle for individual orders, which can result in significant revenue fluctuations from quarter to quarter.

The sales cycle for our products, which is the period of time between the identification of a potential customer and completion of the sale, is typically long and subject to a number of significant risks over which we have little control. As our operating expenses are based on anticipated revenue levels, a small fluctuation in the timing of sales can cause our operating results to vary significantly from period to period. If revenue falls significantly below anticipated levels, our business would be seriously harmed.

A typical sales cycle is often six to nine months in the case of an enterprise customer, and more than twelve months in the case of a network service provider customer or government entity.

Purchasing decisions for our products and systems may be subject to delay due to many factors that are not within our control, such as:

•	The time required for a prospective customer to recognize the need for our products;

•	The time and complexity for us to assess and determine a prospective customer’s IT environment;

•	The significant expense of digital identity products and network systems;

•	The customer’s requirement for customized features and functionalities;

•	The customer’s internal budgeting process; and

•	Internal procedures a customer may require for the approval of large purchases.

Furthermore, the implementation process is subject to delays resulting from network administrative concerns associated with incorporating new technologies into existing networks, deployment of a new network system or preservation of existing network infrastructure and data migration to the new system. Full deployment of our technology and products for such networks, servers or other host systems is usually scheduled to occur over a two-to-three-year period and the licensing of digital identity systems and products, including client and server software, smart cards, readers, tokens and the recognition of maintenance revenues would also occur over this period.

The market for our products is still developing and if the industry adopts standards or a platform different from our platform, then our competitive position would be negatively affected.

The market for digital identity products is still emerging and is also experiencing consolidation. The evolution of the market is in a constant state of flux that may result in the development of different network computing platforms and industry standards that are not compatible with our current products or technologies.

We believe that smart cards are an emerging platform for providing digital identity for network applications and services. Our business model is premised on the smart card becoming a common access platform for network computing in the future. Further, we have focused on developing our products for particular operating systems related to smart card deployment and use. Should platforms other than the smart card emerge as a preferred platform or should operating systems other than the specific systems we have focused on emerge as preferred operating systems, our current product offerings could be at a disadvantage to competitors who have been focusing on alternative platforms and operating systems. If this were to occur, our future growth and operating results could suffer.

In addition, the digital identity market lacks industry-wide standards. While we are actively engaged in discussions with industry peers to define what standards should be, it is possible that any standards eventually adopted could prove disadvantageous to or incompatible with our business model and product lines.

The nature of our bidding process and competitive pressures may, in the future, force us to sell products at a loss.

We engage in competitive bidding practices for some of our contracts that in the future could result in our costs exceeding our revenues for some contracts. We generate a portion of our revenue from contracts and purchase orders awarded through competitive bidding processes. Our bids will not always be accepted or, if accepted, awarded contracts may not generate enough revenue to be profitable. The competitive bidding process is typically lengthy and often results in the expenditure of financial, engineering and other resources early in the process and also in connection with bids that are not accepted. Additionally, inherent in the competitive bidding process is the risk that our costs may exceed projected costs upon which a submitted bid or contract price is based.

We may be adversely affected by operating in international markets.

Our international operations subject us to risks associated with operating in foreign markets, including fluctuations in currency exchange rates that could adversely affect our results from operations and financial condition. International sales are a substantial portion of our business. A severe economic decline in one of our major foreign markets could make it difficult for customers from those countries to pay us on a timely basis. Any such failure to pay, or deferral of payment, could adversely affect our results of operations and financial condition. In fiscal 2002, 2001 and 2000, and for the first quarter of 2003 and 2002, markets outside of North America accounted for 35%, 49%, 80%, 32% and 36% of consolidated revenues, respectively.

We face a number of risks inherent in doing business in international markets, including among others:

•	Unexpected changes in regulatory requirements;

•	Potentially adverse tax consequences;

•	Export controls relating to encryption technology;

•	Tariffs and other trade barriers;

•	Difficulties in staffing and managing international operations;

•	Changing economic or political conditions;

•	Exposures to different legal standards;

•	Burdens of complying with a variety of laws and legal systems;

•	Fluctuations in currency exchange rates; and

•	Seasonal reductions in business activity during the summer months in Europe as well as other parts of the world.

While we prepare our financial statements in U.S. dollars, we have historically incurred a substantial portion of our expenses in Euros and, prior to the Euro, in French francs. We expect that a significant portion of our expenses will continue to be incurred in Euros and, to a lesser extent, in other non-U.S. foreign currencies. Fluctuations in the value of the Euro and other currencies relative to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. Due to the constantly changing currency exposures and the substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results.

We rely on the services of certain executive officers and key personnel, the loss of whom could adversely affect our operations.

Our future success depends largely on the efforts and abilities of our executive officers and senior management and other key employees, including technical and sales personnel. The loss of the services of any of these persons could harm our business. We do not maintain any key-person insurance for any of our employees.

Our cost reduction initiatives may adversely affect the morale and performance of our personnel and our ability to hire new personnel.

In connection with our effort to streamline operations, reduce costs and bring our staffing and structure in line with industry standards, we restructured our organization in 2002 and the first quarter of 2003, with substantial reductions in our workforce. There have been and may continue to be substantial costs associated with the workforce reductions, including severance and other employee–related costs, and our restructuring plan may yield unanticipated consequences, such as attrition beyond our planned reduction in workforce. As a result of these reductions, our ability to respond to unexpected challenges may be impaired and we may be unable to take advantage of new opportunities. In addition, many of the employees who were terminated possessed specific knowledge or expertise that may prove to have been important to our operations. In that case, their absence may create significant difficulties. This personnel reduction may also subject us to the risk of litigation, which may adversely impact our ability to conduct our operations and may cause us to incur significant expense.

Our ability to remain competitive depends in part on attracting, hiring and retaining qualified technical personnel.

Our future success depends in part on the availability of qualified technical personnel, including personnel trained in software and hardware applications within specialized fields. As a result, we may not be able to successfully attract or retain skilled technical employees, which may impede our ability to develop, install, implement and otherwise service our software and hardware systems and to efficiently conduct our operations.

The information technology and network security industries are characterized by a high level of employee mobility and the market for technical personnel remains extremely competitive in certain regions. This competition means there are relatively few highly qualified employees available to hire, the costs of hiring and retaining such personnel are high and they may not remain with our company once hired. Furthermore, there is continuing pressure to provide technical employees with stock options and other equity interests in our company, which may dilute our earnings (loss) per share.

Additions of new personnel and departures of existing personnel, particularly in key positions, can be disruptive, might lead to additional departures of existing personnel and could have a material adverse effect on our business, operating results and financial condition. The addition and assimilation of new personnel may be made more difficult by the fact that our research and development personnel are split between France, the United States and Canada, and our sales and marketing activities are located on three continents, thus requiring the coordination of organizations separated by geography and time zones, and the interaction of personnel with disparate business backgrounds, languages and cultures.

It is difficult to integrate acquired companies, products and technologies into our operations and our inability to do so could greatly lessen the value of any such acquisitions.

In January 2002, we established a wholly owned subsidiary in South Africa and acquired certain assets from two privately held companies based in South Africa. In 2001, we acquired Safe Data System S.A. in Montpellier, France, Authentic8 International Inc. in Melbourne, Australia and American Biometric Co. Ltd. (Ankari) in Ottawa, Canada. We may make additional strategic acquisitions of companies, products or technologies in the future in order to implement our business strategy.

If we are unable to successfully integrate acquired businesses, products or technologies with our existing operations, we may not receive the intended benefits of such acquisitions. Additionally, following the consummation of an acquisition, disputes may arise regarding indemnity, earn-out and other provisions in the acquisition agreement. For the foregoing reasons, acquisitions may subject us to unanticipated liabilities or risks, disrupt our operations and divert management’s attention from day-to-day operations.

For example, in the first quarter of 2002, we decided to dispose of certain of the operations of Authentic8. As a result of this decision, we recorded a $16.8 million charge to earnings in the year ended December 31, 2002 associated with the impairment of goodwill and other intangibles, write-down of property and equipment and loss from discontinued operations. In May 2003, we filed suit against certain former shareholders of Authentic8 alleging breach of certain representations and warranties set forth in the acquisition agreement and other related claims. We cannot be certain that we will be successful in recovering damages in the litigation to offset our losses.

To date, we have primarily used cash to finance our business acquisitions. We may incur debt or issue equity securities to finance future acquisitions. The issuance of equity securities for any acquisition could be substantially dilutive to our shareholders. In addition, our profitability may suffer due to acquisition-related expenses and the amortization of acquired intangible assets.

Under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we recorded an impairment write-down of $5.1 million in the fourth quarter of 2002 to adjust the carrying value of acquired intangible assets to their estimated fair value as of December 31, 2002. In the future, any additional impairment charge could be significant and could have a material adverse effect on our consolidated financial position and results of operations. At March 31, 2003, we had $12.7 million of goodwill and other intangible assets, which accounted for 4% of our total assets. At December 31, 2002, we had $12.9 million of goodwill and other intangible assets, which accounted for approximately 5% of our total assets.

We rely on strategic relationships with other companies to develop and market our products. If we are unable to enter into any such relationships, or if we lose an existing relationship, our business could be harmed.

Our success depends on establishing and maintaining strategic relationships with other companies to develop, market and distribute our technology and products and, in some cases, to incorporate our technology into their products. Part of our business strategy has been to enter into strategic alliances and other cooperative arrangements with other companies in the industry. We are currently involved in cooperative efforts to incorporate our products into products of others, to jointly engage in research and development efforts and to jointly engage in marketing efforts and reseller arrangements. None of these relationships are exclusive, and some of our strategic partners also have cooperative relationships with certain of our competitors.

If we are unable to enter into cooperative arrangements in the future or if we lose any of our current strategic or cooperative relationships, our business could be harmed. We do not control the time and resources devoted to such activities by parties with whom we have relationships. In addition, we may not have the resources available to satisfy our commitments, which may adversely affect these relationships. These relationships may not continue, may not be commercially successful, or may require the expenditure of significant financial, personnel and administrative resources from time to time. Further, certain of our products and services compete with the products and services of our strategic partners. For example, Schlumberger distributes software for logical security applications using smart cards in addition to the smart card products that they license from our company. This competition may adversely affect our relationships with our strategic partners, which could adversely affect our business.

The nature of our operations makes us particularly susceptible to power outages, computer viruses, acts of terrorism and natural disasters.

Our operations are vulnerable to damage or interruption from computer viruses, human error, natural disasters, telecommunication failures, intentional acts of vandalism or terrorism and similar events. In particular, our U.S. headquarters are located in the San Francisco Bay area, which is known for seismic activity. We have not established a formal disaster recovery plan, and our back-up operations and business interruption insurance may not be adequate to compensate us for losses that occur. A significant business interruption would result in losses or damages incurred and would harm our business.

Furthermore, we rely on continuous power supply to conduct our business and energy shortages, similar to those experienced in California during 2001, could disrupt our operations and increase our expenses. We currently do not have alternate sources of power, and our current insurance does not provide coverage for any damages that we or our customers may suffer as a result of any interruption in our power supply. If we experienced a disruption in power supply, we would be temporarily unable to continue operations at our California facilities. This could damage our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in lost revenue, any of which could substantially harm our business and results of operations.

Legislative actions, higher insurance cost and potential new accounting pronouncements are likely to impact our future financial position and results of operations.

There have been regulatory changes, including the Sarbanes-Oxley Act of 2002, and there may potentially be new accounting pronouncements or additional regulatory rulings which will have an impact on our future financial position and results of operations. The Sarbanes-Oxley Act of 2002 and other rule changes as well as proposed legislative initiatives following the Enron bankruptcy are likely to increase general and administrative costs. In addition, insurers are likely to increase premiums as a result of high claims rates over the past year, which we expect will increase our premiums for our various insurance policies. Further, proposed initiatives are expected to result in changes in certain accounting rules, including legislative and other proposals to account for employee stock options as a compensation expense. These and other potential changes could materially increase the expenses we report under generally accepted accounting principles and adversely affect our operating results.

Risks related to the industry

Political and economic uncertainty and the recent U.S. economic downturn may cause our company to fail to meet expectations, which could negatively impact the price of our stock.

Our operating results can vary significantly based upon the impact of changes in global and domestic economic and political conditions. Capital investment by businesses, particularly investments in new technology, has been experiencing substantial weakness. Political and economic uncertainty and the threat of new terrorist attacks on the United States have contributed to continuing economic and political uncertainty that could result in a further decline in new technology investments. These uncertainties could cause customers to defer or reconsider purchasing our products or services if they experience a downturn in their business or if there is a further downturn in the general economy. Such events could have a material adverse effect on our business.

Demand for our products depends, in part, on the continued growth of the Internet and other communications networks.

If the use of the Internet and other communications networks does not continue to grow, demand for our products may not increase. Successful implementation of our strategy depends in large part on the continued growth in the use of the Internet and other communications networks based on internetworking protocols. If the use of these networks does not continue to grow, or if it grows more slowly than we expect, the demand for our products may not increase. As certain types of network transactions and applications, such as electronic commerce, are still evolving, we cannot predict the size of the market and its sustainable growth rate. To date, many businesses and consumers have been deterred from using these networks for a number of reasons, including, but not limited to:

•	Potentially inadequate development of network infrastructure;

•	Security concerns including the potential for user impersonation and fraud or theft of stored data and information communicated over networks;

•	Inconsistent quality of service;

•	Lack of availability of cost-effective, high-speed network service;

•	Limited numbers of local access points for corporate users;

•	Inability to integrate business applications on the networks;

•	The need to operate with multiple and frequently incompatible products;

•	Limitations on networks due to increased users and lack of sufficient infrastructure to support increased levels of use;

•	Increased governmental regulation and delays in development or adoption of new standards and protocols to handle increased levels of activity; and

•	Lack of tools to simplify access to and use of networks.

The adoption of the Internet and other communication networks based on internet protocols will require a broad acceptance of new methods of conducting business and exchanging information. Companies and government agencies that already have invested substantial resources in other methods of conducting business may be reluctant to adopt new methods. Also, persons with established patterns of purchasing goods and services and effecting payments through traditional means may be reluctant to change.

U.S. and French export laws may limit our ability to sell certain of our products internationally. These restrictions may reduce potential revenue and create a competitive advantage for companies not subject to these laws.

For the fiscal 2002, 2001 and 2000 and for the three months ended March 31, 2003 and 2002, sales in Europe and Asia, were 35%, 49%, 80%, 32% and 36% of consolidated revenues, respectively.

Government regulation of technology exports could limit our ability to market our products and to compete effectively worldwide. Our international sales and operations may be subject to the following risks:

•	Imposition of government controls;

•	New or changed export license requirements;

•	Restrictions on the export of critical technology;

•	Import or trade restrictions; and

•	Changes in tariffs.

While we believe our technology and products are designed to meet the regulatory standards of many foreign markets, any inability to obtain foreign regulatory approvals on a timely basis could have a material adverse effect on our results of operations and financial condition.

Certain of our products are subject to export controls under U.S. and French laws, and we believe that we have obtained all necessary export approvals when required. However, the list of products and countries for which export approval is required, and the regulatory policies with respect thereto, may be revised from time to time. Our failure to obtain required approvals under these regulations could adversely affect our ability to sell in certain parts of the world. For example, because of the U.S. governmental controls on the exportation of encryption technology, we have been unable to export some of our products with the most advanced information security encryption technology without providing encryption keys for access by governmental authorities. As a result, non-U.S. competitors facing less stringent controls on their products may be able to compete more effectively than we can in the global information security market. Continuing concern about terrorist attacks in the U.S. may lead to greater governmental regulation of these products and further restrictions on the export of strong encryption technologies. These factors may have a material adverse effect on our results of operations and financial condition.

Due to the increasing popularity of the Internet and internetworking protocol-based communication networks, it is possible that laws and regulations may be enacted covering issues such as user privacy, pricing, content and quality of products and services. The increased attention focused upon these issues as a result of the adoption of additional laws and regulations may reduce the rate of growth of these networks, which in turn could result in decreased demand for our technology.

Risks relating to our products

We depend on a limited number of manufacturers and suppliers and any disruption of our supply chain could adversely affect the results of operations and could impact customer relations.

We depend upon a small number of companies for the manufacture of our products and the loss of any one of them could materially harm our business. We source from IDT and ATM, two Hong Kong-based companies, for the manufacture and assembly of ActivCard tokens and readers. We also purchase PCMCIA smart card readers from SCM Microsystems and cryptoflex smart cards from Schlumberger for distribution to our end-user customers. The assembly of certain components used in our products is performed in France by Selem. We place purchase orders with these manufacturers, the terms of which are negotiated on an order-by-order basis. The duplication of CDs for the ActivCard Gold product is performed in the Netherlands by Metatec. These are currently our sole sources for the manufacture and assembly of these products. A reduction or interruption in supply and the failure to identify and establish relationships with additional manufacturers and assemblers would adversely affect our results of operations and could impact customer relations.

IDT and ATM have manufacturing facilities located in a special economic zone in the Guandong and Shenzhen Provinces in the People’s Republic of China. The Chinese government has exercised, and continues to exercise, substantial control over many sectors of the Chinese economy, including manufacturing. Consequently, changes in policy by the Chinese government could adversely affect our ability to source ActivCard tokens in China. The preferential tax treatment granted to enterprises located in these special economic zones could also be withdrawn, which could adversely affect the cost of manufacturing in China.

Although most of the parts and components used in the manufacture of our products are readily available from a number of suppliers, certain components are currently available only from a single source or from limited sources. Our inability to obtain sufficient source components, or to obtain or develop alternative sources at competitive prices and quality, could result in delays in product shipments or increase our material costs, either of which would adversely affect our financial condition or results of operations. In particular, the micro-controller chips contained in the older ActivCard Plus tokens are currently purchased from a sole source supplier, Samsung Semiconductor Europe GmbH, which produces the chips in South Korea. Samsung may not be able to furnish enough chips to meet our demand or we may not be able to continue to purchase chips of acceptable quality from Samsung at commercially acceptable prices. We believe that if Samsung were to discontinue the manufacture of the chips or to become unwilling or unable to meet our future requirements, we would be able to procure chips of acceptable quality from another supplier, and our contractual relationship with Samsung would not restrict our ability to do so. We could also redesign our ActivCard Plus tokens for a different microprocessor. However, delay or failure to identify additional suppliers at commercially acceptable prices or redesign the circuits could adversely affect our results of operations.

If the security codes in our software were to be broken, our products may be rendered less effective and our reputation and operating results could be adversely affected.

We employ cryptographic technology in our authentication products that use complex mathematical formulations to establish network security systems. Many of our products are based on cryptographic technology. With cryptographic technology, a user is given a key that is required to encrypt and decode messages. The security afforded by this technology depends on the integrity of a user’s key and in part on the application of algorithms, which are advanced mathematical factoring equations. These codes may eventually be broken or become subject to government regulation regarding their use, which would render our technology and products less effective. The occurrence of any one of the following could result in a decline in demand for our technology and products:

•	Any significant advance in techniques for attacking cryptographic systems, including the development of an easy factoring method or faster, more powerful computers;

•	Announcement of the successful decoding of cryptographic messages or the misappropriation of keys; or

•	Increased government regulation limiting the use, scope or strength of cryptography.

We may be subject to liability claims brought by our customers alleging flaws in our products. If any such claims were to arise, they may be costly to defend and our reputation could be damaged.

Our sales agreements typically contain provisions designed to limit our exposure to potential product liability or related claims. Products as complex as those we offer may contain undetected errors or “bugs” or result in failures when first introduced or when new versions are released. The occurrence of these errors could result in adverse publicity, delay in product introduction, diversion of resources to remedy defects, loss of or a delay in market acceptance or claims by customers against our company, or could cause us to incur additional costs, any of which could adversely affect our business. Despite our product testing efforts and testing by current and potential customers, it is possible that errors will be found in products or enhancements after commencement of commercial shipments. We do not maintain insurance to mitigate losses caused by product defects.

Our products can be used to prevent unauthorized access to and attacks on critical enterprise information. As our customers rely on our products for critical security applications, we may be exposed to potential liability claims for damage caused to an enterprise as a result of an actual or perceived failure of our products. An actual or perceived breach of enterprise network or data security systems of one of our customers, regardless of whether the breach is attributable to our products or solutions, could adversely affect the market’s perception of our products and solutions and therefore our business. Furthermore, the nature of many of our professional services exposes us to a variety of risks. Many of our professional service engagements involve projects that are critical to the operations of the customers’ businesses. Our failure or inability to meet a customer’s expectations in the performance of our services or products, or to do so in the time frame required by the customer, regardless of our responsibility for the failure, could:

•	Result in a claim for substantial damages against us by our customers;

•	Discourage customers from engaging us for such services; or

•	Damage our business reputation.

In addition, as a provider of professional services, a portion of our business involves employing people and placing them in the workplace of other businesses. Therefore, we are also exposed to liability with respect to actions of our employees while on assignment, such as damages caused by employee errors and omissions, misuse of customer proprietary information, misappropriation of funds, discrimination and harassment, theft of customer property, other criminal activity or torts and other claims.

We currently carry general liability insurance, errors and omissions insurance and insurance to guard against losses caused by employee dishonesty. We believe that this insurance is comparable to other similar companies in our industry. However, that insurance may not continue to be available to us on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to any future claim. We do not maintain insurance coverage for employee errors or security breaches, nor do we maintain specific insurance coverage for any interruptions in our business operations. The successful assertion of one or more large claims against us that exceed available insurance coverage, or changes in our insurance policies, including premium increases or the imposition of large deductibles or co-insurance requirements, could adversely affect our business.

Our operating results could suffer if we are subjected to a protracted intellectual property infringement claim or one with a significant damages award.

We may face claims of infringement on proprietary rights of others that could subject us to costly litigation and possible restriction on the use of such proprietary rights. There is a risk that our products infringe on the proprietary rights of third parties. While we do not believe that our products infringe on proprietary rights of third parties, infringement or invalidity claims may nevertheless be asserted or prosecuted against us and our products may be found to have infringed the rights of third parties. Such claims are costly to defend and could subject us to substantial litigation costs. If any claims or actions are asserted against us, we may be required to modify our products or may be forced to obtain a license for such intellectual property rights in a timely manner. We may not be able to modify our products or obtain a license on commercially reasonable terms, or at all.

In March 2002, we filed a lawsuit against Vasco Data Systems International alleging infringement of U.S. Patent No. 5,937,068, as well as other matters set forth in the complaint. In May 2002, Vasco filed a response to our complaint and filed counterclaims, including non-infringement and patent invalidity. Litigation carries a number of significant risks, is often unpredictable and can be very expensive, even if resolved in our favor. Litigation may also divert the attention of management and deplete other resources.

Risks related to ActivCard S.A.

The risks related to ActivCard S.A. may affect holders of ActivCard S.A. securities if the exchange offer is not completed or if they do not exchange their securities, as applicable.

Shareholders who are United States taxpayers may be subject to unfavorable tax treatment.

There is a substantial risk that the U.S. Internal Revenue Service will classify ActivCard S.A. as a PFIC for U.S. tax purposes. Any U.S. person that remains a holder of ActivCard S.A. shares (other than ActivCard Corp.) would be subject to the punitive rules applicable to a shareholder in a PFIC. ActivCard S.A.’s treatment as a PFIC could result in a reduction in the after-tax return to the holders of common shares and would likely cause a reduction in the value of such shares.

For U.S. federal income tax purposes, ActivCard S.A. will be classified as a PFIC if in any taxable year either: (i) 75% or more of its gross income is passive income, or (ii) at least 50% of the average value of its assets produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. If ActivCard S.A. is determined to be a PFIC for U.S. federal income tax purposes, complex rules would apply to its U.S. shareholders. As a result of ActivCard S.A.’s large cash position and the decline in the value of its stock since its initial public offering in March 2000, there is a substantial risk that ActivCard S.A. will be classified as a PFIC under the asset test. However, because the determination of PFIC status is based upon the composition of the company’s income and assets from time to time, and because the application of these rules has not yet been clarified by regulations, this determination cannot be made with certainty. As to ActivCard Corp., ActivCard S.A. is not a PFIC because ActivCard Corp’s ownership in ActivCard S.A. is instead subject to a different set of anti-deferral tax rules, the “controlled foreign corporation” rules.

A variety of elections regarding PFIC status may be made separately by the shareholders of a foreign company. United States residents should consult their own tax advisors regarding these rules, including qualified electing fund and mark-to-market elections. For a more complete description, see “The Exchange Offer—Material income tax considerations” on page 27.

The lack of a public market for the ActivCard S.A. securities limits their liquidity and may diminish their value.

Following the change in domicile in February 2003, ActivCard Corp. assumed the listings for the ActivCard S.A. securities on the Nasdaq National Market and the Nasdaq Europe market. As a result, the ActivCard S.A. securities are not, to the knowledge of the Company, listed on any markets or quotation service. This lack of a public market significantly limits the liquidity of these securities, increases transfer costs and may diminish their value.

Because ActivCard S.A. intends to terminate the registration of its securities under the Securities Exchange Act of 1934, ActivCard S.A. security holders may have less information available to them about the company.

Currently, ActivCard S.A. has a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, or the Exchange Act. This registration requires ActivCard S.A. to file quarterly and annual reports with the SEC, as well as current reports to announce material developments. If ActivCard S.A. has fewer than 300 shareholders of record after the exchange offer, it intends to terminate its registration under the Exchange Act, which would terminate its obligations to file such reports in the future. Although ActivCard Corp. will continue to file reports with the SEC, these reports may, in future periods, reflect results that are different from those of ActivCard S.A., particularly if ActivCard Corp. develops material operations that are not reported as part of ActivCard S.A.’s consolidated operations.

THE EXCHANGE OFFER

Purpose and reasons for the exchange offer

We have announced the exchange offer in order to acquire the remaining minority interest in ActivCard S.A. and to provide the holders of ActivCard S.A. securities with an opportunity to exchange their securities for the publicly traded securities of ActivCard Corp. Additionally, a reduction in the number of shareholders of ActivCard S.A. will allow us to terminate ActivCard S.A.’s filing obligations under the Securities Exchange Act of 1934, or the Exchange Act, thereby reducing the administrative burden and related cost of filing duplicative periodic and current reports with the Securities Exchange Commission for each of ActivCard Corp. and ActivCard S.A. In light of these potential benefits to ActivCard S.A. and its security holders, the boards of directors of both ActivCard S.A. and ActivCard Corp. unanimously approved the exchange offer.

Before making their determinations to proceed with the exchange offer, the ActivCard Corp. and ActivCard S.A. boards of directors considered the following alternatives:

•	Share repurchase. We considered a share repurchase whereby ActivCard S.A. would offer to buy for cash those ActivCard S.A. securities not held by ActivCard Corp. To accomplish such a share repurchase, the ActivCard S.A. shareholders would need to have approved a reduction in share capital as well as the terms of the offering. Under U.S. federal securities laws, this share repurchase would have been considered a tender offer as well as a “going private” transaction. As a result, the regulatory and compliance costs associated with a cash buyback were deemed to be approximately equal to the regulatory and compliance costs involved in undertaking an exchange offer. Because of the significant cash expenditure required to repurchase up to 2,165,532 shares of ActivCard S.A. securities, we decided that the exchange offer would be a better use of corporate assets.

•	Maintaining the status quo. We considered not making any offer to minority shareholders to dispose of their shares. However, because of the requests made by shareholders who did not tender, we concluded that the shareholders should be given another opportunity to dispose of their holdings of the ActivCard S.A. securities. Additionally, by reducing the number of holders of ActivCard S.A. securities, ActivCard S.A. expects to be able to terminate its filing obligations under the Exchange Act and reduce the administrative burden and related cost of filing duplicative reports under the Exchange Act.

Background of exchange offer

The ActivCard Corp. board of directors met on February 25, 2003 and considered what to do with the minority interest in ActivCard S.A. The board requested management to explore whether any offer should be made to the remaining minority shareholders of ActivCard S.A. and, if so, how the offer should be structured.

The ActivCard S.A. board met on March 28, 2003 and members of management presented several options to the board that had been discussed by the board of ActivCard Corp., including:

•	another exchange offer of ActivCard Corp. shares for outstanding ActivCard S.A. securities,

•	a share repurchase for cash undertaken by ActivCard Corp. or ActivCard S.A., and

•	not making any offer to the minority shareholders of ActivCard S.A.

The ActivCard S.A. board of directors initially concluded that a share repurchase, undertaken by ActivCard S.A., would be the preferred way to acquire part or all of the minority interest in ActivCard S.A. Based on this conclusion, the ActivCard S.A. board of directors called an Extraordinary General Meeting of Shareholders to authorize the share repurchase through a reduction in share capital, as required under French law.

Prior to the planned meeting date, the board of directors of ActivCard Corp. met on May 14, 2003 and reconsidered the costs of undertaking a share repurchase and decided instead to pursue the exchange offer. In reaching its decision, the board consulted with its accountants, its legal counsel and with the company’s senior management. The board took into consideration advice that, under current law, the exchange should be a tax-free transaction for ActivCard S.A. shareholders and that the regulatory and compliance costs associated with the exchange offer would be approximately equal to the regulatory and compliance costs associated with the proposed share repurchase. Due to the costs associated with undertaking the exchange offer, the ActivCard Corp. board of directors fixed the exchange ratio at 0.95 shares of ActivCard Corp. common stock for each tendered ActivCard S.A. security.

The ActivCard Corp. board also identified and considered a variety of potentially negative factors in its deliberations concerning the exchange offer, including, but not limited to:

•	the expense related to the undertaking and completion of the exchange offer; and

•	significant diversion of management and other resources while undertaking the exchange offer.

The ActivCard Corp. board believed that these risks were outweighed by the potential benefits of the exchange offer. We cannot assure you, however, that the benefits or opportunities considered by the ActivCard Corp. board of directors will be achieved. See “Risk Factors” beginning on page 13.

Effect of the exchange offer

ActivCard Corp. already owns approximately 95% of the outstanding ActivCard S.A. securities. If ActivCard Corp. is able to acquire all of the remaining ActivCard S.A. securities, ActivCard S.A. would become a wholly owned subsidiary of ActivCard Corp. If ActivCard S.A. is able to confirm that it has fewer than 300 shareholders of record following the exchange offer, it intends to terminate its filing obligations with the SEC by deregistering its common shares under the Exchange Act. By doing so, ActivCard S.A. would no longer be required to file annual, quarterly and other reports with the SEC. ActivCard Corp. will be required to continue to file these reports with the SEC. ActivCard S.A. currently estimates that it has no more than 350 shareholders of record. Due to certain client confidentiality rules of Euroclear and Clearstream, institutional custodians for the ActivCard S.A. common shares, we are currently unable to ascertain a more exact figure.

Material income tax considerations

General

The following general discussion summarizes (i) the material French and United States federal income tax consequences of the exchange, (ii) the material United States federal income tax consequences of the ownership and disposition of ActivCard Corp. common stock and of certain aspects of ownership of ActivCard S.A. common shares, and (iii) the material French income tax consequences of the ownership and disposition of common shares of ActivCard S.A. to shareholders who are not resident in France for French tax purposes. This discussion was prepared by and represents the opinion of Heller Ehrman White & McAuliffe LLP, counsel to ActivCard S.A. and ActivCard Corp., except for the portion entitled “French taxation,” which was prepared by and represents the opinion of Shearman & Sterling, special French counsel to ActivCard S.A. and ActivCard Corp. This discussion is based on U.S. federal income tax law, including the Internal Revenue Code, regulations, rulings, court decisions and administrative practice; on French laws, decisions and administrative practice; and on the United States-France Income Tax Convention (the “French Treaty”), all as in effect on the date hereof. Future legislation, regulations, administrative interpretations or court decisions could change such laws either prospectively or retroactively. This discussion does not address all aspects of taxation that may be important to an ActivCard S.A. shareholder in light of such shareholder’s particular circumstances or to shareholders subject to special rules, such as financial institutions, tax-exempt organizations, insurance companies, dealers in securities, or persons who acquired their shares of ActivCard S.A. pursuant to the exercise of options or similar derivative securities or as compensation. Shareholders are urged to consult their own tax advisors concerning the tax consequences of the exchange and of the ownership and disposition of shares of ActivCard Corp. or ActivCard S.A. common stock in light of their particular situations, as well as under applicable foreign tax laws or sub-national laws.

•	French income tax consequences of the exchange to shareholders who are not resident in France for French tax purposes.

Non-French resident shareholders of ActivCard S.A. holding not more than 25% of ActivCard S.A.’s dividend rights

Generally, any ActivCard S.A. shareholder who is not a French resident for French tax purposes, who is either an individual or a corporate shareholder, who does not hold his or her ActivCard S.A. shares in connection with a permanent establishment or a fixed base in France and who has held, either directly or indirectly, and as relates to individuals, alone or with relatives, not more than 25% of ActivCard S.A.’s dividend rights (bénéfices sociaux) at any time during the preceding five years, will not be subject to any French income tax on the capital gains realized on the disposition of its ActivCard S.A. shares in this exchange offer.

Non-French resident shareholders of ActivCard S.A. holding more than 25% of ActivCard S.A.’s dividend rights

Unless an applicable tax treaty provides otherwise, any capital gain realized by either a corporate or an individual shareholder of ActivCard S.A. who is not a French resident for French tax purposes, who does not hold its ActivCard S.A. shares in connection with a permanent establishment or a fixed base in France and who has held, either directly or indirectly, and as relates to individuals, alone or with relatives, more than 25% of ActivCard S.A.’s dividend rights at any time during the preceding five years would be subject to French income tax at the rate of 16%.

Such tax would generally be paid within one month of the disposition of the ActivCard S.A. shares, upon the filing of a tax return. Non-French resident shareholders will have to appoint a French tax agent who will be liable for the filing of such tax return and the payment of the French income tax on the capital gains realized on the disposition of the ActivCard S.A. shares. However, such shareholder of ActivCard S.A. will be entitled to a tax deferral in France on the capital gains realized upon the exchange of his or her ActivCard S.A. shares for ActivCard Corp. shares.

•	Taxation of U.S. resident shareholders of ActivCard S.A.

Any ActivCard S.A. corporate or individual shareholder who is a resident of the United States for purposes of the French Treaty, who is entitled to the benefit of that treaty under its “Limitation on Benefits” provisions, and who does not hold his or her ActivCard S.A. shares in connection with a permanent establishment or a fixed base in France will not be subject to any French income tax on any capital gains realized on the disposition of his or her ActivCard S.A. shares even if such ActivCard S.A. shareholder has held, either directly or indirectly, and as relates to individuals, alone or with relatives, more than 25% of ActivCard S.A.’s dividend rights at any time during the preceding five years.

In general, a shareholder is treated as a resident of the United States under the French Treaty if the shareholder is resident for purposes of U.S. tax law, paying U.S. tax on his, her or its worldwide income. An individual who is a citizen or permanent resident of the United States is entitled to treaty benefits under the “Limitation on Benefits” provisions. A corporation formed under the laws of a state of the United States is generally entitled to the benefits of the treaty if among other things:

•	the principal class of its shares is listed on a recognized securities exchange located in either France or the United States and is substantially and regularly traded on one or more recognized securities exchanges; or

•	more than 50% of the aggregate vote and value of its shares is owned, directly or indirectly, by any combination of companies that are French or U.S. resident and by companies the principal classes of shares of which are listed and traded as described above; or

•	50% or more of its voting rights and share value is owned, directly or indirectly, by persons entitled to the benefits of the treaty under these provisions, or by U.S. citizens, and less than 50% of its gross income is used, directly or indirectly, to make deductible payments to persons that are not entitled to the benefits of the treaty under these provisions or who are not U.S. citizens.

Special rules apply to individuals who are residents of more than one country.

•	Taxation of non-French tax resident (including U.S. tax resident) holders of ADSs of ActivCard S.A.

Generally, any ActivCard S.A. ADS holder who is not a French tax resident for French tax purposes, and who does not hold its ADS in connection with a permanent establishment or a fixed base in France will not be subject to any French income tax on the capital gains realized on the disposition of its ADS of ActivCard S.A. in the exchange.

All shareholders should consult with their own tax advisors as to the particular tax consequences of the exchange offer to them.

United States taxation

•	General

This section generally describes the material U.S. federal income tax effects of the exchange and of holding ActivCard Corp. stock. In addition to the limitations described above, this discussion:

•	does not deal with issues applicable to taxpayers whose functional currency is not the U.S. dollar;

•	does not deal with issues applicable to U.S. Shareholders (as defined below) owning (directly, indirectly or constructively by application of the attribution rules contained in the Internal Revenue Code) ten percent or more of the voting power of ActivCard S.A.; and

•	assumes that each holder of ActivCard S.A. common shares holds those shares as capital assets within the meaning of section 1221 of the Code. In general, all shares of stock are held as capital assets unless they are held for sale to customers or as part of the inventory of an active trade or business.

The following discussion of U.S. income tax consequences is not binding on the Internal Revenue Service. It is based upon the Internal Revenue Code, and other laws, regulations, rulings and decisions in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. The parties are not requesting a ruling from the Internal Revenue Service as to the United States federal income tax consequences of the exchange and there can be no assurance that the Internal Revenue Service will agree with the conclusions expressed below. This discussion reflects the opinion of Heller Ehrman White & McAuliffe LLP included as an exhibit to the registration statement of which this prospectus forms a part. At the closing of the exchange offer, Heller Ehrman White & McAuliffe LLP, U.S. tax counsel to ActivCard Corp., is to render a bring-down opinion regarding the treatment of the exchange as a non-taxable reorganization and regarding the application of the passive foreign investment company rules, both as described below. This bring-down opinion will be based on the law in effect at the date of the closing and on the continued accuracy and completeness of facts, assumptions and representations discussed here or conventional for this type of transaction. If the bring-down opinion is not received, the exchange will not be completed unless a revised prospectus is circulated with appropriate tax disclosure. The opinions represent the best judgment of Heller Ehrman White & McAuliffe LLP. They are not binding on the Internal Revenue Service or the courts, and the Internal Revenue Service or the courts could take a contrary position.

For purposes of the following discussion, a “U.S. Shareholder” is generally a shareholder subject to United States federal income tax on his, her or its worldwide income. Subject to a variety of special rules, the following are treated as U.S. Shareholders: (i) a citizen of the United States, (ii) a corporation, partnership or other entity (other than an estate or trust) created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, (iv) a trust, the income of which is subject to U.S. federal income taxation, including a trust that is subject to the supervision of a court within the United States and is under the control of a U.S. person, and (v) an individual treated as a resident of the United States for tax purposes, including generally any individual who is present in United States 183 days or more in any year or who is treated as present for 183 days based on presence in the current and the two preceding years. A “Non-U.S. Shareholder” is a shareholder that is, for U.S. federal income tax purposes, (i) a nonresident alien individual, (ii) a foreign corporation, (iii) a nonresident alien fiduciary of a foreign estate or trust, or (iv) a foreign partnership one or more of the members of which is, for U.S. federal income tax purposes, a nonresident alien individual, a foreign corporation or a nonresident alien fiduciary of a foreign estate or trust. If a U.S. partnership exchanges shares of ActivCard S.A., the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners in partnerships holding shares of ActivCard S.A. are urged to consult with their tax advisors.

•	United States income tax consequences of the exchange

U.S. Tax Opinion.    Heller Ehrman White & McAuliffe LLP has rendered an opinion, and is to render a bring-down opinion, dated the date of closing, to the effect that (i) the exchange will be treated for U.S. federal income tax purposes either as a reorganization within the meaning of section 368(a) of the Internal Revenue Code or as a tax-free transfer to a controlled corporation under section 351 of the Internal Revenue Code, and (ii) to the extent the exchange is treated as a reorganization, both ActivCard S.A. and ActivCard Corp. will be parties to that reorganization within the meaning of section 368(b) of the Internal Revenue Code. The opinion of Heller Ehrman White & McAuliffe LLP is, and the bring-down opinion will be, expressly based upon the accuracy of certain customary assumptions and certain representations made by ActivCard S.A. and ActivCard Corp. as well as upon the assumption that the exchange will be consummated in accordance with the description thereof contained in the prospectus. If the bring-down opinion is not received, the exchange will not be completed unless a revised prospectus is circulated with appropriate tax disclosure.

As a consequence of the exchange qualifying as a reorganization or as a tax-free transfer to a corporation for United States federal income tax purposes, except with respect to cash received instead of fractional shares (described below), an ActivCard S.A. shareholder will not recognize gain or loss on the exchange of ActivCard S.A. shares for ActivCard Corp. common stock. This non-recognition rule may be subject to an important exception for a U.S. Shareholder that may apply where ActivCard S.A. is a “passive foreign investment company,” or PFIC, for U.S. tax purposes and the U.S. Shareholder has not made an election under section 1293 or 1296 of the Internal Revenue Code. With respect to the PFIC issue, the opinion of Heller Ehrman White & McAuliffe LLP is that, under existing law, a U.S. Shareholder should not recognize gain by reason of the PFIC rules. This opinion is based on the language of the PFIC provisions and of the proposed regulations that will, when finalized, implement those provisions.

An ActivCard S.A. shareholder who receives cash in lieu of a fractional share of ActivCard Corp. common stock will recognize gain, if any, and may recognize loss with respect to such receipt. If the transfer were treated only as a reorganization, the ActivCard S.A. shareholder would recognize gain or loss measured by the difference between the amount of cash received instead of the fractional share and the portion of the tax basis of the shareholder’s ActivCard S.A. shares allocable to the fractional share of ActivCard Corp. common stock. Because the exchange may also be treated as a tax-free transfer to a corporation, the Internal Revenue Service may assert that the ActivCard S.A. shareholder must recognize gain, but not loss, equal to the lesser of (i) the total gain realized on all ActivCard S.A. shares exchanged and (ii) the amount of cash received. In either case, the gain or loss recognized will be capital gain or loss, and will be long-term capital gain or loss if the ActivCard S.A. shareholder has held the shares exchanged for more than one year on the date the exchange takes place.

Tax Basis.    The aggregate tax basis of the shares of ActivCard Corp. common stock to be received by exchanging shareholders will be the same as the tax basis of the ActivCard S.A. shares surrendered in the exchange, except with respect to a shareholder who receives cash in lieu of a fractional or otherwise recognizes gain. If the transaction were treated only as a tax-free transfer to a corporation, an exchanging shareholder would have a basis in each share of ActivCard Corp. common stock received determined by dividing such shareholder’s aggregate basis in those shares (increased by the amount of gain, if any, recognized as a result of receiving cash for a fractional share) by the number of shares received. Because the transaction is also treated as a reorganization, however, the Internal Revenue Service requires that the basis in each share of ActivCard Corp. common stock received be determined with respect to the specific shares exchanged for those shares, that is, on a block-by-block basis with the basis of each block reduced by the portion of the basis allocated to any fractional share that is exchanged for cash. The holding period of the shares of ActivCard Corp. common stock received by a shareholder who does not recognize gain will include the period during which the holder held the ActivCard S.A. shares surrendered in the exchange. If, notwithstanding the opinion of Heller Ehrman White & McAuliffe LLP, gain is recognized on the exchange as a result of the PFIC rules or otherwise, the holding period starts on the date of the exchange and the basis in the shares received is increased.

Recognition of Gain by ActivCard.    In addition, neither ActivCard S.A. nor ActivCard Corp. will recognize any taxable gain for U.S. federal income tax purposes by reason of the exchange.

PFIC Considerations.    For U.S. federal income tax purposes, it may be that ActivCard S.A. became a PFIC in 2001 and continues to be a PFIC. The PFIC rules, despite their name, apply to a company like ActivCard S.A. that is engaged in an active trade or business if the company meets certain mechanical tests that compare its “passive income” to its gross income or compare the value of its “passive assets” (including working capital) to the overall value of the company. As a result of the decline in the price of its shares, ActivCard S.A. appeared to have met the test that treats a foreign company as a PFIC if the value of its gross passive assets is at least 50% of the value of all of its assets, if the value at which ActivCard S.A.’s shares trade fairly reflects the value of the assets of ActivCard S.A. and if cash held as working capital is a passive asset. The Proposed Treasury Regulations take the position that cash held as working capital is a passive asset. However, these regulations have not been finalized, so have no legal effect, and no other guidance of any kind has been issued on the question. Therefore, it is unclear whether ActivCard S.A. is a PFIC. This test is less likely to be met as ActivCard’s share price rises and ActivCard S.A.’s cash and short-term investments decrease. However, the PFIC rules treat a foreign corporation that was a PFIC at any time as to a U.S. shareholder as remaining a PFIC for the balance of that shareholder’s holding period.

Assuming that ActivCard S.A. is treated as a PFIC as to certain U.S. Shareholders, there are important United States federal tax considerations that would apply both to those shareholders exchanging ActivCard S.A. shares for ActivCard Corp. shares and to those shareholders who continue to hold ActivCard S.A. shares. These rules do not apply to ActivCard Corp. Because ActivCard Corp. owns more than 50% of ActivCard S.A, it is subject to a different set of U.S. tax rules, and is not subject to the PFIC rules.

With respect to shareholders exchanging ActivCard S.A. shares for ActivCard Corp. shares, if ActivCard S.A. is a PFIC as to them (and only if ActivCard S.A. is a PFIC) the transfer may, notwithstanding the opinion of Heller Ehrman White & McAuliffe LLP, be a gain recognition event, with any gain in the shares subject to taxation as ordinary income with an interest charge computed using special PFIC rules. The interest charge rules are further described below under “—U.S. Shareholders who continue to hold ActivCard S.A. shares.” If the Internal Revenue Service successfully asserted that the exchange was taxable under the PFIC rules, the Shareholders who would be affected:

•	are U.S. Shareholders (other than ActivCard Corp.),

•	who have an unrecognized gain in their ActivCard S.A. shares, and

•	are not tax-exempt organizations.

As stated above, the opinion of Heller Ehrman White & McAuliffe LLP is that the exchange should not be a gain recognition event, even if ActivCard S.A. is presently a PFIC. Heller Ehrman White & McAuliffe has given a “should” opinion on this issue rather than the “will” opinion given with respect to the issue of whether the exchange is a reorganization or tax-free transfer to a controlled corporation. A “will” opinion is being given on the reorganization issue because the result is well established under existing authorities that adequately cover the question. A “should” opinion is being given on the effect of the passive foreign investment rules because, while Heller Ehrman White & McAuliffe LLP believes that the likelihood of the exchange still being tax-free is substantially greater than “more likely than not,” the absence of authorities on the precise question presented make it impossible to issue a “will” opinion. The reasons why a favorable opinion is being provided on this issue, and why the opinion is not a “will” opinion, are as follows:

•	The PFIC statute provides that “gain recognized” on a disposition of PFIC stock is treated as an “excess distribution,” taxable as ordinary income under special PFIC rules described below.

•	However, if the exchange qualifies as a reorganization or as a tax-free transfer to a corporation, no gain or loss is “recognized” on the exchange.

•	The PFIC statute, however, also provides that “to the extent provided in regulations” the excess of the fair market value of PFIC stock over its basis is to be recognized as income for PFIC purposes notwithstanding any other provision of law.

•	The Treasury Department has proposed regulations that would override all non-recognition provisions (such as those that generally apply to make the exchange a non-taxable transaction) and make a non-recognition transfer of PFIC shares taxable. These regulations were proposed with an immediate effective date over a decade ago, but the Treasury Department has not yet finalized those regulations, so that they are not effective as of the date of this prospectus.

•	The proposed regulations contain an exception to the gain recognition rule for non-recognition transfers to a U.S. person where the basis of the stock transferred does not increase and the aggregate ownership of the U.S. transferee and the U.S. transferor in the PFIC does not decrease. This exception, on its face, would apply to the exchange, so that if the proposed regulations were finalized exactly as proposed, the exchange should not be taxable.

•	This exception, however, itself contains an exception for transfers to certain tax-exempt transferors who are not subject to the PFIC rules with respect to ownership of the PFIC.

•

At the time the proposed regulations were initially published, ActivCard Corp. would have been a transferee subject to the PFIC rules, but as a result of a change in law since their publication, ActivCard

Corp. will not be subject to these rules with respect to the “qualified portion” of its holding period (the portion beginning after the exchange), because ActivCard S.A. will be a “controlled foreign corporation,” subject to a different set of anti-avoidance rules that now take precedence over the PFIC rules. ActivCard Corp. will, however, still be subject to the PFIC rules with respect to the period before ActivCard S.A. became a subsidiary of ActivCard Corp. It is therefore unclear whether the transfer to ActivCard Corp. would meet the intent of the exception to the proposed but not finalized regulations that would override the general rule of non-recognition.

In addition, there may be a separate exception to gain recognition for ActivCard S.A. shareholders who acquired their ActivCard S.A. shares in the same taxable year in which the exchange takes place (2003 for calendar year taxpayers).

As described above, Heller Ehrman White & McAuliffe LLP has rendered an opinion, and is to render a bring-down opinion at the closing of the exchange offer that, under current law, the exchange will qualify as a reorganization and should not be made taxable by the PFIC rules. If the bring-down opinion is not received, the exchange will not be completed unless a revised prospectus is circulated with appropriate tax disclosure. If a transfer of ActivCard S.A. shares in the exchange is a currently taxable transaction, a U.S. Shareholder could make certain elections that may reduce the amount of that gain or the associated interest charge, such as a retroactive election by a shareholder to mark-to-market the shares of ActivCard S.A. as discussed below. All of these rules are complex and unclear. U.S. Shareholders with a gain in their ActivCard S.A. shares should consult their personal tax advisors with respect to the effect of the exchange on them.

•	U.S. Shareholders who continue to hold ActivCard S.A. shares

U.S. Shareholders who do not exchange their ActivCard S.A. shares for ActivCard Corp. shares in the exchange will, if ActivCard S.A. is or has been a PFIC while they owned ActivCard S.A. shares, be subject to the PFIC regime going forward, even if in the future ActivCard S.A. no longer meets the PFIC “passive assets” test described above. A U.S. Shareholder in a PFIC is required to report ownership of the PFIC on IRS Form 8621 and is subject to special rules relating to distributions from the PFIC and gain on disposition of shares in the PFIC (see the above discussion with respect to certain non-taxable dispositions).

A distribution on PFIC stock is treated as ordinary income. The distribution is subject to an interest charge to the extent that it is an “excess distribution.” An excess distribution is a distribution that exceeds 125% of the average distributions in three preceding years, except that during a shareholder’s first taxable year of PFIC ownership no distribution is an excess distribution. The portion of a distribution that is an excess distribution is allocated to the portion of the shareholder’s post-1986 holding period for which the foreign corporation was a PFIC and is subject to tax at the highest corporate or individual (as appropriate) tax rate for that year. This tax is then subject to an interest charge at the rate applicable to tax underpayments. The tax underpayment rate is determined quarterly; for 2001, for example, it ranged between 7% and 9%. Gain recognized on sale of PFIC shares is also treated as an “excess distribution” and is subject to these rules, without regard to whether the foreign corporation was a PFIC for all of the shareholder’s holding period. Regulations that were proposed in 1992, but never finalized, would treat the period for which PFIC stock was held indirectly (such as through an option) as held by the shareholder for purposes of the holding period interest charge rules.

Two statutory elections would mitigate the effect of these rules, an election to treat a foreign corporation as a “qualified electing fund” and an election to mark the PFIC stock to market. Neither of these elections is likely to be available in the future to U.S. Shareholders who do not exchange ActivCard S.A. shares for ActivCard Corp. shares, the qualified electing fund election because it requires that the PFIC agree to provide detailed U.S. tax basis information to each U.S. shareholder, and ActivCard S.A. does not intend to go to the expense of providing this information, and the mark-to-market election because it applies only to shares regularly traded on a recognized securities exchange, and following the exchange ActivCard S.A. shares will not be so traded.

•	United States tax consequences to Non-U.S. Shareholders of the ownership and disposition of ActivCard Corp. common stock

The following is a summary of the principal U.S. federal income tax consequences of the ownership and disposition of ActivCard Corp. common stock generally applicable to Non-U.S. Shareholders who are not engaged in a trade or business within the United States.

To the extent paid out of current or accumulated earnings and profits of ActivCard Corp., a distribution made to a Non-U.S. Shareholder with respect to ActivCard Corp. common stock will be treated as a dividend. To the extent that such distribution exceeds the earnings and profits of ActivCard Corp., it will be treated as a non-taxable return of capital to the extent of the Non-U.S. Shareholder’s adjusted tax basis in the ActivCard Corp. common stock and thereafter as capital gain.

Dividends paid by ActivCard Corp. to a Non-U.S. Shareholder who is not engaged in a trade or business within the United States will be subject to a U.S. withholding tax at the statutory rate of 30 percent, subject to reduction by the terms of an applicable treaty. For example, the French Treaty provides that dividends received by individuals who are French residents and entitled to the benefits of the French Treaty are generally subject to U.S. withholding tax at the reduced rate of 15 percent, reduced to five percent if the recipient owns 10 percent or more of the paying corporation. Qualification for these reduced rates is conditioned on the holder submitting appropriate documentation, generally Internal Revenue Service Form W-8 BEN.

Capital gains realized upon the disposition of shares of ActivCard Corp. common stock by a Non-U.S. Shareholder who is not engaged in a trade or business within the United States will generally not be subject to U.S. federal income tax unless the Non-U.S. Shareholder is an individual who was present in the United States for 183 days or more.

Individuals who are not U.S. Shareholders and who hold their ActivCard S.A. shares directly or through a pass-through entity will generally be subject to U.S. estate and gift taxes on a transfer of those shares.

•	Backup withholding

Payments made in respect of shares of ActivCard Corp. common stock, including the net proceeds received upon a sale or other disposition thereof, may be subject to information reporting to the IRS and a possible U.S. backup withholding tax. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Persons required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification) in the case of U.S. persons and on Form W-8 BEN in the case of non-U.S. persons. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of the holder, or refunded, provided that the required information is furnished to the Internal Revenue Service.

Tax consequences of the exchange offer in other jurisdictions

ActivCard S.A. security holders who are subject to tax in jurisdictions other than the United States and France should consult their own tax advisors regarding the tax consequences of the exchange of ActivCard S.A. securities pursuant to the exchange offer and any applicable tax reporting requirements.

Accounting treatment of the exchange offer

The exchange offer will be accounted for using the purchase method of accounting in accordance with accounting principles generally accepted in the United States of America. The purchase price will be established based on the fair value of the shares issued by ActivCard Corp. The excess of the purchase price over the book value of the minority interest will be allocated based on the fair values of the assets acquired and liabilities assumed, to the extent attributable to the minority interest. In the event that all of the outstanding ActivCard S.A. securities are not exchanged for ActivCard Corp. common stock, the consolidated balance sheet will continue to reflect a liability reflecting the minority interest of shareholders in ActivCard S.A. who have not exchanged their shares and the consolidated statement of operations will continue to reflect a charge (or recovery to the extent of the liability recorded on the consolidated balance sheet) reflecting the minority interest’s share of profit or loss for the period.

Regulatory filings and approvals required to complete the exchange offer

We are not aware of any material governmental or regulatory approval required for completion of the exchange offer, other than the effectiveness under the Securities Act of the registration statement of which this prospectus is a part and compliance with applicable laws of the State of Delaware, the United States and France.

Appraisal rights

Appraisal is a statutory remedy available to shareholders of corporations that object to mergers and other extraordinary and statutorily specified corporate actions. No appraisal rights are or will be available to holders of ActivCard S.A.’s outstanding securities in connection with the exchange offer.

TERMS OF THE EXCHANGE OFFER

The exchange offer

ActivCard Corp. is offering to exchange, on the terms and subject to the conditions described below:

•	0.95 shares of ActivCard Corp. common stock (rounded down to the nearest whole number) for each ActivCard S.A. common share that is validly tendered in the exchange offer and that is accepted by ActivCard Corp.;

•	0.95 shares of ActivCard Corp. common stock (rounded down to the nearest whole number) for each ActivCard S.A. ADS that is validly tendered in the exchange offer and that is accepted by ActivCard Corp; and

•	a cash payment equal to the fair market value of any fractional shares of ActivCard Corp. common stock that you would otherwise receive in the exchange offer, but for the “rounding down” of the ActivCard Corp. shares to be issued in the exchange offer.

All tenders must be received before 12:00 midnight, New York City time, on July 7, 2003. ActivCard Corp. may extend this deadline for any reason, including under the circumstances specified below. The last day on which tenders will be accepted, whether on July 7, 2003 or any later date to which the exchange offer may be extended, is sometimes referred to in this document as the “expiration date.” ActivCard Corp. does not expect to make available a subsequent offering period.

This is a voluntary exchange offer, which means that holders of outstanding securities may tender their outstanding securities in the exchange offer. All persons holding outstanding securities are eligible to participate in the exchange offer if they validly tender their outstanding securities during the exchange offer period in a jurisdiction where the exchange offer is permitted under the laws of that jurisdiction.

ActivCard Corp. will accept up to all of the 2,165,532 of the outstanding ActivCard S.A. securities not held by ActivCard Corp. ActivCard Corp.’s obligation to complete the exchange offer is subject to important conditions that are described under “—Conditions for completion of the exchange offer” on page 44.

We will furnish this document and related documents to brokers, banks and similar persons whose names or the names of whose nominees appear on ActivCard S.A.’s security holder list or, if applicable, that are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of ActivCard S.A. common shares and/or ADSs.

The terms and conditions of the exchange offer are set forth in this document, the form of acceptance for the common shares, the letter of transmittal for the ADSs and the instructions to the form of acceptance and letter of transmittal. Each holder of outstanding securities that tenders outstanding securities in the exchange offer will be agreeing to the terms and conditions of the exchange offer and will be making representations and warranties to, and agreements with, ActivCard Corp., as described in these documents. We urge you to read these documents carefully before deciding whether to participate in the exchange offer.

Recommendation

The board of directors of each of ActivCard S.A. and ActivCard Corp. unanimously supports the exchange offer and recommends that you tender your ActivCard S.A. securities in the exchange offer for shares of ActivCard Corp. common stock. None of the exchange agents and depositaries, the information agent or any of their respective officers or directors makes any recommendation as to whether you should tender your outstanding securities in the exchange offer.

Announcement of results

ActivCard Corp. expects to announce preliminary results of the exchange offer by press release promptly after the expiration date and will announce the final results of the exchange offer by press release promptly after the final results have been determined. ActivCard Corp. will pay for all properly tendered shares promptly after expiration of the offer or will return all tendered shares promptly after termination of the offer.

Exchange of the outstanding securities

If all of the conditions of the exchange offer are satisfied or waived, ActivCard Corp. will deliver:

•	0.95 shares of ActivCard Corp. common stock (rounded down to the nearest whole number) for each ActivCard S.A. common share that is validly tendered in the exchange offer and that is accepted by ActivCard Corp.;

•	0.95 shares of ActivCard Corp. common stock (rounded down to the nearest whole number) for each ActivCard S.A. ADS that is validly tendered in the exchange offer and that is accepted by ActivCard Corp; and

•	a cash payment equal to the fair market value of any fractional shares of ActivCard Corp. common stock that you would otherwise receive in the exchange offer but for the “rounding down” of the ActivCard Corp. shares to be issued in the exchange offer.

The board of directors of ActivCard Corp. has fixed the exchange ratio at 0.95 shares of ActivCard Corp. common stock for each ActivCard S.A. tendered to offset the costs associated with the exchange offer.

ActivCard Corp. may, subject to the rules under the Exchange Act, delay payment in anticipation of receiving necessary governmental regulatory approvals. For a description of ActivCard Corp.’s right to delay, terminate or amend the exchange offer, please refer to the section below entitled “—Extension of tender period; termination; amendment.”

If ActivCard Corp. notifies the U.S. exchange agent, either orally or in writing, that it has accepted the tenders of outstanding securities for exchange, the exchange of these outstanding securities will be complete. Promptly following expiration of the exchange offer, the exchange agents will deliver the tendered securities to ActivCard Corp. Simultaneously, the U.S. exchange agent, as agent for the tendering security holders, will receive from ActivCard Corp. newly-issued shares of ActivCard Corp. common stock issuable upon exchange of the tendered ActivCard S.A. securities and cash in an amount that corresponds to the value of all fractional shares of ActivCard Corp. common stock that would have otherwise been issued in the exchange offer. The U.S. exchange agent then will deliver to you the shares of ActivCard Corp. common stock and cash value of any fractional shares. The shares of ActivCard Corp. common stock will be delivered either by crediting the shares of ActivCard Corp. common stock to book-entry accounts maintained by ActivCard Corp.’s transfer agent for the benefit of the tendering holders, or by physically delivering to you shares, depending on the manner in which you tendered your outstanding securities.

If any tendered outstanding securities are not exchanged for any reason, these unexchanged or untendered outstanding securities will be returned to the tendering holders promptly after termination of the exchange offer.

ActivCard Corp. will not pay any interest in connection with the exchange offer regardless of any delay in making the exchange or crediting or delivering shares or fractional share payments.

No alternative, conditional or contingent tenders will be accepted in the exchange offer. Tendering security holders waive any right to receive notice of the acceptance by ActivCard Corp. of their outstanding securities for exchange.

Treatment of fractional shares

ActivCard Corp. will not issue fractional shares of common stock in the exchange offer. The total number of shares of ActivCard Corp. common stock to be issued to each tendering shareholder will be rounded down to the nearest whole number and you will be entitled to receive a cash payment for any fraction of a share of ActivCard Corp. common stock to which you would otherwise be entitled, but for the “rounding down” of the ActivCard Corp. shares to be issued in the exchange offer. The value of the fractional shares will be determined with reference to the average closing stock price of ActivCard Corp. common stock, as reported on the Nasdaq National Market, for the five consecutive trading days ending on the expiration date. ActivCard will not pay any interest on the fractional share payments.

Procedures for exchanging common shares

Valid tender of common shares.    To validly tender ActivCard S.A. common shares pursuant to the exchange offer, you must complete the following procedures:

•	If your ActivCard S.A. common shares are directly registered in your name in ActivCard S.A. shareholders register (actions nominatives pures), you must comply with the instructions to transfer and deliver your shares as described in the form of acceptance and return the form of acceptance to the European exchange agent before the expiration of the exchange offer.

•	If your ActivCard S.A. common shares are registered in the name of a financial institution (actions nominatives administrées), you must comply with the instructions for acceptance of the exchange offer and delivery of your tendered ActivCard S.A. common shares that you will receive directly from the financial institution or intermediary with which your securities are deposited. If you have not received any instructions from your financial institution or intermediary, you should contact your financial institution or intermediary. Your acceptance of the exchange offer should be received by your financial institution or intermediary, in accordance with its instructions, before the date indicated in its instructions.

Book-Entry Transfer.    The European exchange agent will establish an account through Clearstream Banking Luxembourg to hold the ActivCard S.A. common shares to be tendered into the exchange offer. Any financial intermediary or institution that is a participant in Euroclear Banks’ or Clearstream’s systems may make a book-entry transfer of common shares by causing Euroclear or Clearstream to transfer such common shares into the Clearstream account in favor of the European exchange agent in accordance with their procedures for transfer. You should, thus, instruct your financial institution or intermediary to tender the number of common shares you wish to tender by book-entry transfer to the European exchange agent’s account.

If you validly tender your ActivCard S.A. common shares and they are accepted by ActivCard Corp., there will be a binding agreement between you and ActivCard Corp. on the terms and subject to the conditions set forth in this prospectus and in the form of acceptance and the instructions to the form of acceptance.

Do not send forms of acceptance or other exchange offer documents to ActivCard Corp., ActivCard S.A. or the information agent. These materials must be submitted to the European exchange agent, by you or by your financial institution or intermediary, at the address set forth on the back cover of this prospectus following the procedures described above and in the instructions to the form of acceptance in order for you to participate in the exchange offer.

It is up to you to decide how to deliver your ActivCard S.A. common shares and all other required documents to the European exchange agent. It is your responsibility to ensure that all necessary materials are received by the European exchange agent before the expiration date. If the European exchange agent does not receive all of the materials required by this section at its address set forth on the back cover of this prospectus before the expiration date, your ActivCard S.A. common shares will not be validly tendered in the exchange offer.

Other Requirements.    Notwithstanding any other provision, the exchange of common shares accepted pursuant to the exchange offer will in all cases be made only after proper and timely delivery to, and receipt by, the European exchange agent of the tendered ActivCard S.A. common shares, in accordance with the instructions in the form of acceptance or that you receive from your financial intermediary or institution, as the case may be.

Effect of Tender.    If you tender your ActivCard S.A. common shares in the exchange offer, you agree to sell, assign and transfer to ActivCard Corp. all right, title and interest in and to all the common shares tendered and any and all cash dividends, distributions, rights, other shares or other securities issued or issuable in respect of such common shares on or after the date of this prospectus.

By tendering your ActivCard S.A. common shares, you represent and warrant that you have the full power and authority to tender, exchange, assign and transfer the common shares of ActivCard S.A. tendered and to acquire the ActivCard Corp. common stock issuable upon the exchange of such tendered securities, and that, when and if the tendered common shares of ActivCard S.A. are accepted for exchange, ActivCard Corp. will acquire good, marketable and unencumbered title to the tendered common shares, free and clear of all liens, restrictions, charges and encumbrances, and not subject to any adverse claim or right. You also warrant that you will, upon request, execute and deliver any additional documents deemed by ActivCard Corp. or the European exchange agent to be necessary or desirable to complete the exchange, sale, assignment and transfer of the tendered common shares of ActivCard S.A.

The tendering holder irrevocably appoints designees of ActivCard Corp. as the holder’s proxies, each with full power of substitution, to the full extent of the holder’s rights with respect to the ActivCard S.A. common shares tendered by the holder and accepted for exchange by ActivCard Corp. and with respect to any and all distributions in respect of the tendered common shares on or after the date of this prospectus. All such proxies will be considered coupled with an interest in the tendered common shares. This appointment is effective when, and only to the extent that, ActivCard Corp. accepts for exchange common shares tendered by the holder as provided in this prospectus. Upon the effectiveness of the appointment, all prior powers of attorney, proxies and consents given by the holder with respect to the tendered common shares (and with respect to any and all distributions) will be revoked, and no subsequent powers of attorney, proxies or consents may be given (and, if given, will not be deemed effective). ActivCard Corp.’s designees will, with respect to the common shares and related distributions for which the appointment is effective, be empowered to exercise all voting and other rights of the holder as they, in their sole discretion, may deem proper. ActivCard Corp. reserves the right to require that, in order the common shares to be deemed validly tendered, immediately upon ActivCard Corp.’s exchange of common stock for the tendered common shares, ActivCard Corp. must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to the tendered common shares and distributions, including voting at any meeting of ActivCard S.A. shareholders.

Procedures for exchanging ADSs

Valid tender of ADSs.    To validly tender your outstanding ADSs, you must complete the procedures described below so that your tender is received by the U.S. exchange agent before the expiration date.

If you have ADRs evidencing ADSs, you should send the following documents to the U.S. exchange agent by one of the mailing methods described in the letter of transmittal, at the applicable address set forth on the back cover of this prospectus sufficiently in advance of the expiration date for them to be received by the U.S. exchange agent before the expiration date:

•	a properly completed and executed letter of transmittal indicating the number of ADSs to be tendered, along with any other documents required by the instructions to the letter of transmittal; and

•	the ADRs evidencing the ADSs to be tendered.

In addition, the ADRs evidencing ADSs to be tendered must be endorsed or you must enclose an appropriate instrument of transfer relating to the delivery of ActivCard S.A. ADSs if:

•	the ADR delivered is registered in the name of a person other than the signer of a letter of transmittal;

•	delivery of the ActivCard S.A. securities is to be made to the U.S. exchange agent on behalf of a person other than the registered owner of the ActivCard S.A. securities being tendered; or

•	in the event that the ActivCard S.A. securities are not accepted for exchange, they are to be delivered to ActivCard S.A.’s transfer agent on behalf of a person other than the registered owner.

The signature on the letter of transmittal must be guaranteed by an eligible institution unless the ActivCard S.A. securities tendered under the letter of transmittal are tendered in one of the following ways:

•	by the registered holder of ActivCard S.A. securities if the holder has not requested special issuance or special delivery instructions on the letter of transmittal; or

•	for the account of an eligible institution.

An eligible institution is a financial institution which is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchange Medallion Program. Most commercial banks, savings and loan associations and brokerage houses are eligible institutions.

If your ADR has been lost, destroyed, mutilated or stolen, please refer to the section of the prospectus entitled “—Lost, Destroyed, Mutilated or Stolen ADRs” for information regarding special procedures that must be followed.

If you have ADSs held through a bank or broker in book-entry form, such ADSs may be delivered pursuant to the procedures for book-entry transfer described below. In addition, if you wish to tender your ActivCard S.A. securities but such securities are not immediately available, you may comply with the “guaranteed delivery procedures” described below.

Book-entry transfer.    If you hold your ActivCard S.A. ADSs through a bank or broker, you should follow the instructions sent to you separately by your bank or broker. You should not use the letter of transmittal to direct the tender of your ActivCard S.A. securities. Your bank or broker must notify The Depository Trust Company and cause it to transfer the securities into the U.S. exchange agent’s account in accordance with The Depository Trust Company’s procedures. The bank or broker must also ensure that the U.S. exchange agent receives an agent’s message from The Depository Trust Company confirming the book-entry transfer of your ActivCard S.A. ADSs. An agent’s message is a message, transmitted by The Depository Trust Company and received by the U.S. exchange agent, that forms a part of a book-entry confirmation, which states that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the securities, that the participant has received and agrees to be bound by the terms of the letter of transmittal and the instructions to the letter of transmittal.

If you are an institution that is a participant in The Depository Trust Company’s book-entry transfer facility, you should follow the same procedures that are applicable to persons holding ADSs through a bank or broker as described in the immediately preceding paragraph.

Trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity who sign a letter of transmittal, notice of guaranteed delivery, ADRs evidencing ADSs to be tendered or other instruments of transfer must indicate the capacity in which they are signing, and must submit evidence, which is current as of a date within 180 days before the date that the applicable letter of transmittal is delivered to the exchange agent, of their power to act in that capacity, unless this requirement is waived by ActivCard Corp.

A person who tenders ADSs for their own account violates U.S. federal securities laws unless the person owns:

•	those securities;

•	other securities convertible into or exchangeable for those securities and intends to acquire the securities for tender by conversion or exchange of those securities; or

•	an option, warrant or right to purchase those securities and intends to acquire the securities for tender by exercise of that option, warrant or right.

U.S. federal securities laws provide a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

If you validly tender your ActivCard S.A. ADSs and they are accepted by ActivCard Corp., there will be a binding agreement between you and ActivCard Corp. on the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal and the instructions to the letter of transmittal.

Do not send letters of transmittal or ADRs or other exchange offer documents to ActivCard Corp., ActivCard S.A. or the information agent. These materials must be submitted to the U.S. exchange agent at the address set forth on the back cover of this prospectus following the procedures described above and in the instructions to the applicable letter of transmittal in order for you to participate in the exchange offer.

It is up to you to decide how to deliver your ActivCard S.A. ADSs and all other required documents to the U.S. exchange agent. It is your responsibility to ensure that all necessary materials are received by the U.S. exchange agent before the expiration date. If the U.S. exchange agent does not receive all of the materials required by this section at one of the addresses set forth on the back cover of this prospectus before the expiration date, your ActivCard S.A. ADSs will not be validly tendered in the exchange offer.

Guaranteed delivery procedures.    If you wish to tender your outstanding ADSs but the securities are not immediately available, or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit the securities or other required documentation to reach the U.S. exchange agent before the expiration date, you may still tender your outstanding securities if:

•	the tender is made through an eligible institution;

•	the U.S. exchange agent receives from the eligible institution before the expiration date, a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by ActivCard Corp.; and

•	the U.S. exchange agent receives the tendered ADRs (or in the case of securities held in book-entry form, timely confirmation of the book-entry transfer of such securities into the exchange agent’s account at a book-entry transfer facility) in proper form for transfer and a properly completed letter of transmittal, or a facsimile of the letter of transmittal and all other documents required by the letter of transmittal, within three Nasdaq National Market trading days after the date of execution of the notice of guaranteed delivery.

You may deliver the notice of guaranteed delivery by hand, facsimile transmission or mail to the exchange agent at the applicable address set forth on the back cover of this document and you must include a guarantee by an eligible institution in the form set forth in the notice of guaranteed delivery.

Lost, destroyed, mutilated or stolen ADRs.    If any ADR evidencing ADSs of ActivCard S.A. has been lost, destroyed, mutilated or stolen and you wish to tender your securities represented by that ADR, please call the exchange agent at (800) 507-9357. If this occurs, we may require a bond as indemnity against any claim that may be made with respect to the ADR alleged to have been lost, destroyed, mutilated or stolen.

Other Requirements.    Notwithstanding any other provision, the exchange of ADSs accepted pursuant to the exchange offer will in all cases be made only after proper and timely delivery to, and receipt by, the U.S. exchange agent of:

•	ADRs evidencing (or a book-entry confirmation of) the tendered ADSs;

•	a letter of transmittal (or a manually executed copy thereof), properly completed and duly executed with any required signature guarantees (or in the case of a book-entry transfer, an agent’s message in lieu of the letter of transmittal); and

•	any other documents required by the letter of transmittal.

Effect of Tender.    If you tender your ActivCard S.A. ADSs in the exchange offer, you agree to sell, assign and transfer to ActivCard Corp. all right, title and interest in and to all the ADSs tendered and any and all cash dividends, distributions, rights, other shares or other securities issued or issuable in respect of such ADSs on or after the date of this prospectus.

By tendering your ActivCard S.A. ADSs, you represent and warrant that you have the full power and authority to tender, exchange, assign and transfer the ADSs of ActivCard S.A. tendered and to acquire the ActivCard Corp. common stock issuable upon the exchange of such tendered securities, and that, when and if the tendered ADSs of ActivCard S.A. are accepted for exchange, ActivCard Corp. will acquire good, marketable and unencumbered title to the tendered ADSs, free and clear of all liens, restrictions, charges and encumbrances, and not subject to any adverse claim or right. You also warrant that you will, upon request, execute and deliver any additional documents deemed by ActivCard Corp. or the U.S. exchange agent to be necessary or desirable to complete the exchange, sale, assignment and transfer of the tendered ADSs of ActivCard S.A.

By executing and delivering a letter of transmittal as set forth above, the tendering holder irrevocably appoints designees of ActivCard Corp. as such holder’s proxies, each with full power of substitution, to the full extent of such holder’s rights with respect to the ActivCard S.A. ADSs tendered by the holder and accepted for exchange by ActivCard Corp. and with respect to any and all distributions in respect of the tendered ADSs on or after the date of this prospectus. All such proxies will be considered coupled with an interest in the tendered ADSs. This appointment is effective when, and only to the extent that, ActivCard Corp. accepts for exchange ADSs tendered by the holder as provided in this prospectus. Upon the effectiveness of this appointment, all prior powers of attorney, proxies and consents given by the holder with respect to the tendered ADSs (and with respect to any and all distributions) will be revoked, and no subsequent powers of attorney, proxies or consents may be given (and, if given, will not be deemed effective). ActivCard Corp.’s designees will, with respect to the ADSs and related distributions for which the appointment is effective, be empowered to exercise all voting and other rights of the holder as they, in their sole discretion, may deem proper. ActivCard Corp. reserves the right to require that, in order for ADSs to be deemed validly tendered, immediately upon ActivCard Corp.’s exchange of common stock for the tendered ADSs, ActivCard Corp. must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to the tendered ADSs and distributions, including voting at any meeting of ActivCard S.A. shareholders.

ActivCard Corp.’s interpretations are binding

ActivCard Corp. will determine, in its sole discretion, all questions as to the validity, form, eligibility, including time of receipt, and acceptance for exchange of any tender of outstanding securities in the exchange offer. This determination will be final and binding on all tendering security holders; provided, however, that any tendering security holder may appeal such determination in a court of competent jurisdiction.

ActivCard Corp. reserves the absolute right to:

•	determine whether a tendering security holder is eligible;

•	reject any and all tenders of any outstanding securities not validly tendered or the acceptance of which, in the opinion of ActivCard Corp.’s counsel, may be unlawful;

•	waive any defects or irregularities in the tender of any outstanding security or any conditions of the exchange offer prior to the expiration date; and

•	request any additional information from any record or beneficial owner of outstanding securities that ActivCard Corp. deems necessary or appropriate.

None of ActivCard Corp., ActivCard S.A., the information agent, the exchange agents and depositaries or any other person will be under any duty to notify tendering security holders of any defect or irregularity in tenders or notices of withdrawal or incur any liability for failure to give this notification. It is your responsibility to ensure that your outstanding securities are validly tendered in accordance with the procedures described in this document and the related documents before the expiration date.

Withdrawal rights

You may withdraw tenders of outstanding ActivCard S.A. securities at any time before the expiration date. In addition, unless ActivCard Corp. has previously accepted your securities for exchange pursuant to the exchange offer, you may withdraw your securities at any time after August 8, 2003 until we accept your securities for exchange.

If ActivCard Corp.:

•	delays its acceptance of the common shares or ADSs for exchange;

•	extends the exchange offer; or

•	is unable to accept the common shares or ADSs, as applicable, for exchange under the exchange offer for any reason;

then, without prejudice to ActivCard Corp.’s rights under the exchange offer, the exchange agent may, on behalf of ActivCard Corp., retain any outstanding securities tendered, and these outstanding securities may not be withdrawn, except as otherwise provided in this document and the accompanying documents, subject to provisions under the Exchange Act that provide that an issuer making an exchange offer shall either pay the consideration offered or return tendered securities promptly after the termination or expiration of the exchange offer, as described herein.

For a withdrawal to be effective, a written notice of withdrawal must be received by the appropriate exchange agent at one of its addresses set forth on the back cover of this document. The notice of withdrawal must:

•	specify the name of the person having tendered the ActivCard S.A. securities to be withdrawn;

•	identify the number of common shares or ADSs to be withdrawn; and

•	specify the name of the record holder of the common shares or ADSs to be withdrawn, if different from that of the withdrawing holder.

If ADRs representing ADSs have been delivered or otherwise identified to the exchange agent, then, before the release of these ADRs, the withdrawing holder must also submit the serial numbers of the particular ADRs to be withdrawn.

If the outstanding securities have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company, Euroclear or Clearstream to be credited with the withdrawn outstanding securities and otherwise comply with the procedures of such companies.

Any outstanding securities withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Properly withdrawn outstanding securities may be retendered by following one of the procedures described under “—Procedures for exchanging common shares” and “—Procedures for exchanging ADSs” at any time on or before the expiration date.

If you withdraw your tender of any outstanding ActivCard S.A. securities, these securities will be returned to you either by crediting a book-entry account maintained by the exchange agent or by delivering to you physical ADRs, depending on the form in which you tendered.

Except as otherwise provided above, any tender of outstanding securities made under the exchange offer is irrevocable. No alternative, conditional or contingent tenders will be accepted in the exchange offer.

Extension of tender period; termination; amendment

ActivCard Corp. expressly reserves the right, in its sole and absolute discretion, for any reason, including the non-satisfaction of any of the conditions for completion set forth below, at any time and from time to time, to extend the period of time during which the exchange offer is open or to amend the exchange offer in any respect, including changing the exchange ratio. In any of these cases, ActivCard Corp. will make a public announcement of the extension or amendment.

If ActivCard Corp. materially changes the terms of, or information concerning, the exchange offer, ActivCard Corp. will extend the exchange offer. Depending on the substance and nature of the change, ActivCard Corp. will extend the offer for at least 5 to 10 business days following the announcement if the exchange offer would have otherwise expired within those 5 to 10 business days.

If any condition for completion of the exchange offer described below is not satisfied, ActivCard Corp. reserves the right to choose to delay acceptance for exchange of any outstanding securities or to terminate the exchange offer and not accept for exchange any outstanding securities. For more information, please refer to the section of the prospectus entitled “—Consequences of Unsatisfied Conditions.”

If ActivCard Corp. extends the exchange offer, is delayed in accepting any outstanding securities or is unable to accept for exchange any outstanding securities under the exchange offer for any reason, then, without affecting ActivCard Corp.’s rights under the exchange offer, the exchange agent may, on behalf of ActivCard Corp., retain all outstanding securities tendered. These outstanding securities may not be withdrawn except as provided under “—Withdrawal rights.”

ActivCard Corp.’s reservation of the right to delay acceptance of any outstanding security is subject to applicable law, which requires that ActivCard Corp. pay the consideration offered or return the outstanding securities deposited promptly after the expiration or termination of the exchange offer.

ActivCard Corp. will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day following any extension, amendment, non-acceptance or termination of the previously scheduled expiration date.

Conditions for completion of the exchange offer

Before the expiration date ActivCard Corp. may choose not to accept outstanding securities for exchange and not to complete the exchange offer if any of the following events occurs and in the judgment of ActivCard Corp., in any case and regardless of the circumstances, such event makes it inadvisable to proceed with the exchange offer or with the acceptance of outstanding securities tendered for exchange:

•	ActivCard Corp. or ActivCard S.A. does not receive or obtain any consent, authorization, approval or exemption of or from any governmental authority that may be required in connection with the completion of the exchange offer;

•	the registration statement on Form S-4 of which this prospectus forms a part has not been declared effective under the Securities Act by the expiration date, or is the subject of any stop order or proceeding seeking a stop order as of the expiration date;

•	any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the exchange offer or otherwise relating in any manner to the exchange offer is or has been threatened or instituted or is pending;

•	any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the exchange offer, any of which would or might restrain, prohibit or delay completion of the exchange offer or impair the contemplated benefits of the exchange offer to ActivCard Corp. or ActivCard S.A.;

•	any of the following occurs and the adverse effect of which shall, in the judgment of ActivCard Corp., be continuing:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange, automated inter-dealer quotation system or in the over-the-counter market in the United States;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•	any limitation, whether or not mandatory, by any governmental authority on, or any other event that would reasonably be expected to materially adversely affect, the extension of credit by banks or other lending institutions;

•	a commencement of a war or other national or international calamity, directly or indirectly, involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the completion of the exchange offer;

•	if any of the situations described above existed at the time of commencement of the exchange offer and ActivCard Corp. determines that the situation has deteriorated materially subsequent to the time of commencement; or

•	any tender or exchange offer, other than the exchange offer by ActivCard Corp., with respect to some or all of the outstanding common shares and ADSs of ActivCard S.A., or any merger, acquisition or other business combination proposal involving ActivCard Corp. or ActivCard S.A. or a substantial portion of their respective assets, shall have been proposed, announced or made by any person or entity.

Consequences of unsatisfied conditions

If any condition to the exchange offer is not satisfied, subject to applicable rules and regulations, ActivCard Corp. may, in its sole and absolute discretion:

•	terminate the exchange offer and promptly return all outstanding securities tendered to tendering security holders;

•	delay acceptance for exchange of any outstanding security, extend the exchange offer, and, subject to the withdrawal rights described under “—Withdrawal rights,” retain all tendered outstanding securities until the expiration date;

•	amend the terms and conditions of the exchange offer; or

•	waive the unsatisfied condition and, subject to any requirement to extend the period of time during which the exchange offer is open, complete the exchange offer.

All conditions to ActivCard Corp.’s obligation to complete the exchange offer, other than those relating to governmental regulatory approvals, if any, will be satisfied or waived prior to the expiration of the exchange offer. In addition, the bring-down legal tax opinion to be rendered by Heller Ehrman White & McAuliffe LLP will be rendered, if at all, prior to the expiration date. If the bring-down legal tax opinion is not rendered prior to the expiration date, ActivCard Corp. intends to extend the exchange offer period and provide a revised prospectus with appropriate tax disclosure. ActivCard Corp. will pay for all properly tendered securities promptly upon expiration of the exchange offer and will thereafter only delay accepting or exchanging any outstanding securities in anticipation of receiving necessary governmental regulatory approvals, if any.

These conditions are for the sole and exclusive benefit of ActivCard Corp. ActivCard Corp. may assert these conditions with respect to all or any portion of the exchange offer regardless of the circumstances giving rise to the conditions. ActivCard Corp. may waive any condition, in whole or in part at any time prior to the expiration date in its sole and absolute discretion, subject to applicable rules and regulations. ActivCard Corp.’s failure to exercise its rights under any of the conditions described above does not represent a waiver of these rights. Each right is an ongoing right which may be asserted at any time prior to the expiration date. Any determination by ActivCard Corp. concerning the conditions described above will be final and binding upon all parties.

If a stop order issued by the SEC is in effect at any time after the commencement of the exchange offer with respect to the registration statement of which this document is a part, ActivCard Corp. will not accept any outstanding securities tendered and will not exchange shares of ActivCard Corp. common stock for any outstanding securities during the period in which a stop order is in effect.

Legal limitation

This document is not an offer to sell, and is not soliciting any offer to buy, any securities in any jurisdiction in which the offer or sale is not permitted. If ActivCard Corp. learns of any jurisdiction in the United States where making the exchange offer or its acceptance would not be permitted, ActivCard Corp. intends to make a good faith effort to comply with the relevant law of that jurisdiction. If, after a good faith effort, ActivCard Corp. cannot comply with that law, ActivCard Corp. will determine whether the exchange offer will be made to, and whether tenders will be accepted from or on behalf of, persons that are holders of outstanding securities residing in the jurisdiction.

Information agent, exchange agents and depositaries

We have retained Innisfree M&A Incorporated to act as the information agent, The Bank of New York to act as the U.S. exchange agent and depositary, and BNP Paribas Securities Services, or BNP, to act as the European exchange agent and depositary in connection with the exchange offer. The Bank of New York currently serves as the depository pursuant to the deposit agreement entered into with ActivCard S.A. and the holders of ActivCard S.A. ADSs.

The information agent may contact holders of outstanding securities by mail, telephone, facsimile transmission and personal interviews and may request brokers, dealers and other nominee holders to forward materials relating to the exchange offer to beneficial owners. The information agent and the exchange agents each will receive reasonable compensation for their respective services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against liabilities in connection with their services.

None of the information agent, the exchange agents or the depositaries has been retained to make solicitations or recommendations. The fees they receive will not be based on the number of outstanding securities tendered under the exchange offer.

Fees and expenses

We will not pay any fees or commissions to any broker or dealer for soliciting tenders of outstanding securities under the exchange offer. We will, out of available cash, reimburse brokers, dealers, commercial banks and trust companies, upon request made within a reasonable period of time, for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

In general, all fees and expenses incurred in connection with the exchange offer, including any fees related to the exchange of the ADSs into common shares charged by the Bank of New York, and the transactions contemplated by the exchange offer will be paid by ActivCard Corp.

COMPARISON OF RIGHTS OF HOLDERS OF CAPITAL STOCK

The rights of ActivCard S.A. shareholders (including holders of ActivCard S.A. ADSs) are governed by French law, and by the provisions of ActivCard S.A. statuts. The rights of ActivCard Corp. stockholders are governed by the General Corporation Law of the State of Delaware, which is referred to as “Delaware law,” and the provisions of ActivCard Corp.’s certificate of incorporation and bylaws. The following is a summary of the material differences between the rights of ActivCard S.A. shareholders and the rights of ActivCard Corp. stockholders. These differences arise from differences between Delaware law and French law and between ActivCard Corp.’s certificate of incorporation and bylaws and ActivCard S.A.’s statuts. Upon completion of the exchange offer, the rights of ActivCard S.A. shareholders who become holders of ActivCard Corp. will be governed by Delaware law and ActivCard Corp.’s certificate of incorporation and bylaws. For more complete information, you should read ActivCard Corp.’s charter and bylaws and ActivCard S.A.’s statuts, as well as applicable Delaware law and French law.

ActivCard Corp.’s certificate of incorporation is included in this prospectus as Annex A and its bylaws are included as Annex B. ActivCard S.A.’s statuts may be obtained without charge by following the instructions in the section entitled “Where You Can Find More Information” on page 115.

Size and qualification of the board of directors

ActivCard S.A.

ActivCard S.A.’s statuts authorize at least three and no more than eighteen directors. The number of authorized directors is currently set at eight directors. Each director is appointed at an annual general meeting for a one year term and serves until the next annual general meeting or until his successor is duly appointed and qualified. Under the French Commercial Code, directors may be natural persons or legal entities. If a director is an entity, it must appoint an individual to act as its permanent representative.

Each director for the entire term of his office must be the holder of at least one share of the stock of ActivCard S.A. If, at the time of his election, a director is not the holder of the requisite number of shares or if, during the term of his office, he ceases to hold such shares, he shall automatically be deemed to have resigned if he has not remedied such situation within three months.

The number of directors over 65 years in age may not exceed more than one third of the directors in office. When such limit is exceeded during the term of office of the board of directors, the oldest director shall automatically be deemed to have resigned at the close of the next general meeting of the shareholders.

The Chairman of the board of directors and the Chief Executive Officer may not be more than 75 years old. If the Chairman or the Chief Executive Officer attain such age during his term of office, he shall automatically be deemed to have resigned. Subject to this limit, the Chairman of the board of directors and the Chief Executive Officer may always be re-elected.

ActivCard Corp.

Delaware law permits a corporation’s certificate of incorporation or bylaws to contain provisions governing the number and terms of directors. ActivCard Corp.’s certificate of incorporation provides that the number of directors shall be set from time to time by the board of directors. The number of authorized directors is currently set at eight directors. Directors are elected at each annual meeting of stockholders, or special meeting in lieu of an annual meeting, to serve from the time of election and qualification until the next annual meeting following election, or special meeting in lieu of an annual meeting. Delaware law provides that directors must be natural persons. Neither Delaware law nor ActivCard Corp.’s certificate of incorporation or bylaws require board members to have any specific qualifications.

Removal of directors and vacancies

ActivCard S.A.

A director may be removed from office at any time by a decision of the general meeting of shareholders. Under French law, removal of a member of the board of directors will not subject the company to liability unless the removed director shows that his, her or its removal was done in an injurious or vexatious manner.

In the case of vacancy resulting from the death of a member of the board of directors or resignation of a director, the remaining directors may fill the vacancy by appointing a new member of the board of directors, subject to ratification by the shareholders at the next ordinary general meeting.

ActivCard Corp.

Pursuant to ActivCard Corp.’s certificate of incorporation, any director or the entire board may be removed, with or without cause, by the holders of a majority of the then-outstanding shares of capital stock of ActivCard Corp. entitled to vote in the election of directors.

Newly created directorships or any vacancies in the board of directors shall be filled only by a majority vote of the directors then in office, unless otherwise required by law or by resolution of the board of directors. A director elected in this manner will serve for a term expiring at the next annual meeting of stockholders at which the term of the office to which the director was chosen expires or until the director’s successor is elected and qualified.

Duties of the board of directors and liability of directors

ActivCard S.A.

ActivCard S.A.’s statuts provide that the board of directors is responsible for determining the direction of the company’s business and overseeing its implementation. Within the limit of the powers expressly attributed by law to the shareholders meetings and within the limit of the corporate purpose, the board shall take up all questions concerning the good progress of the company’s affairs and settle all such business through its deliberation. The board shall carry out all inspections and reviews that it judges appropriate. Each director shall receive all information necessary to accomplish his mission and may have conveyed to him all documents that he deems useful.

ActivCard S.A.’s directors owe a duty of loyalty and care to the company. Members of ActivCard S.A.’s board of directors are held accountable, either individually or jointly, as applicable, to the company or to third parties for breaches of statutory or regulatory provisions applicable to public limited companies, for violations of ActivCard S.A.’s governing documents and for mismanagement. Mismanagement is broadly defined as any act, intentional or unintentional, contrary to the interest of the company. If mismanagement results in the company’s bankruptcy, the directors themselves, in their individual capacities, may be subject to the bankruptcy proceedings.

Directors are generally jointly and severally liable for misconduct by the board, unless misconduct can only be attributed to certain directors. In particular, all of a company’s directors will be jointly and severally liable for actions taken by the company’s board unless individual directors can prove they were against the action, made their opposition known in the minutes and took all steps available to them to prevent the action from being taken. Third parties, including a company’s shareholders, bringing suit against one or more directors must prove they have suffered a loss, either personally or through the company, and the directors’ action caused the loss.

Directors can incur criminal liability for violating certain provisions of French law and other laws and regulations, including employment laws and securities laws and regulations specific to a company’s business. In particular, French law provides that a company’s directors can be fined and/or sentenced to prison if they, in bad faith and for their own direct or indirect benefit, use the company’s assets or credit for purposes which they know are not to the company’s benefit.

French law prohibits provisions of the governing documents limiting director liability.

ActivCard Corp.

Delaware law provides that the board of directors of a corporation has the ultimate responsibility for managing the corporation’s business and affairs. In discharging this function, directors of Delaware corporations owe fiduciary duties of care and loyalty to the corporations for which they serve as directors. Directors of Delaware corporations also owe fiduciary duties of care and loyalty to stockholders. Delaware courts have held that the directors of a Delaware corporation are required to exercise an informed business judgment in the performance of their duties. An informed business judgment means that the directors have informed themselves of all material information reasonably available to them.

A director of a Delaware corporation, in the performance of such director’s duties, is fully protected in relying, in good faith, upon the records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any of the corporation’s officers or employees, or committees of the board of directors, or by any other person as to matters the director reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation.

Delaware law does not contain any statutory provision permitting the board of directors, committees of the board and individual directors, when discharging the duties of their respective positions, to consider the interests of any constituencies other than the corporation or its stockholders. It is unclear under the current state of development of the Delaware law the extent to which the board of directors, committees of the board and individual directors of a Delaware corporation may, in considering what is in the corporation’s best interests or the effects of any action on the corporation, take into account the interests of any constituency other than the stockholders of the corporation. In addition, the duty of the board of directors, committees of the board and individual directors of a Delaware corporation may be enforced directly by the corporation or may be enforced by a stockholder, as such, by a derivative action or may, in certain circumstances, be enforced directly by a stockholder or by any other person or group.

Transactions with interested parties

ActivCard S.A.

Under French law, any transaction directly or indirectly between a company and a member of its board of directors and/or its managing directors or one of its shareholders holding more than 5% of the total voting power of the company (or, if such shareholder is a legal entity, the entity’s parent), if any, that cannot be reasonably considered in the ordinary course of business of the company and is not at arm’s length, is subject to the board of directors’ prior consent. Any such transaction concluded without the prior consent of the board of directors can be nullified if it causes prejudice to the company. The interested member of the board of directors or managing director can be held liable on this basis. The statutory auditor must be informed of the transaction and must prepare a report to be submitted to the shareholders for approval at their next meeting. In the event the transaction is not ratified by the shareholders at a shareholders’ meeting, it will remain enforceable by third parties against the company, but the company may in turn hold the interested member of the board of directors and, in some circumstances, the other members of the board of directors, liable for any damages it may suffer as a result. In addition, the transaction may be canceled if it is fraudulent.

Moreover, certain transactions between a company and a member of its board of directors who is a natural person and/or its managing directors, if any, are prohibited under French law. In particular, French law does not allow a company to make any loan to any individual member of the board of directors or his or her dependents. A company may make loans to members of the board of directors that are entities, but not to the individual representing the entity, provided conflict of interest transaction procedures and conditions described above are satisfied.

ActivCard Corp.

Delaware law generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if:

•	the material facts as to the director’s or officer’s relationship or interest are disclosed and a majority of disinterested directors consent;

•	the material facts are disclosed as to the director’s or officer’s relationship or interest and holders of a majority of shares entitled to vote thereon consent; or

•	the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

The Sarbanes-Oxley Act of 2002 prohibits companies reporting under the Securities Exchange Act of 1934 from extending most loans to executive officers and directors.

Indemnification

ActivCard S.A.

Under French law, ActivCard S.A. is generally prohibited from indemnifying its directors and officers. The board may, however, authorize the reimbursement of expenses incurred by directors in the interest of the corporation.

ActivCard Corp.

ActivCard Corp.’s bylaws require indemnification of its past and present directors, officers, employees and agents to the fullest extent permitted under Delaware law. Under Delaware law, a corporation may indemnify any director, officer, employee or agent involved in a third party action by reason of his agreeing to serve, serving or formerly serving as an officer, director, employee or agent of the corporation, against all expenses, judgments, fines and settlement amounts paid in the third party action, if the director, officer, employee or agent acted in good faith and reasonably believed that his actions were in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In addition, a corporation may indemnify any director, officer, employee or agent involved in a derivative action brought by or on behalf of the corporation against expenses incurred in the derivative action, if the director, officer, employee or agent acted in good faith and reasonably believed that his actions were in, or not opposed to, the best interests of the corporation. If a person has been successful in defending a third party or derivative action, indemnification for expenses incurred is mandatory under Delaware law.

The statutory provisions for indemnification are nonexclusive with respect to any other rights, such as contractual rights, to which a person seeking indemnification may be entitled. Furthermore, under Delaware law a corporation may advance expenses incurred by officers, directors, employees and agents in defending any action upon receipt of an undertaking by the person to repay the amount advanced if it is ultimately determined that such person is not entitled to indemnification.

Shareholders’ meetings, voting and quorum

ActivCard S.A.

French companies may hold either ordinary or extraordinary general meetings of shareholders. Ordinary meetings are required for matters that are not specifically reserved by law to extraordinary general meetings. These matters include the election of the members of the board of directors, the appointment of statutory auditors, the approval of annual accounts, the declaration of dividends and the issuance of non-convertible bonds. Extraordinary general meetings are required to approve, among other things, amendments to a company’s statuts, modifications to shareholders’ rights, mergers, increases or decreases in share capital (including a waiver of preferential subscription rights), the creation of a new class of shares, the authorization of the issuance of investment certificates or securities convertible or exchangeable into shares and the sale or transfer of substantially all of a company’s assets.

ActivCard S.A.’s board of directors is required to convene an annual ordinary general meeting of shareholders within six months after the end of the company’s fiscal year. Other ordinary or extraordinary meetings may be convened at any time during the year. Meetings of shareholders may be convened by the board of directors or, if the board of directors fails to call such a meeting, by ActivCard S.A.’s statutory auditors, or by an agent appointed by a court. The court may be requested to appoint an agent either by one or several shareholders holding at least 5% of ActivCard S.A.’s share capital, by a duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least a specified percentage of the voting rights of our company, or by any interested party or the workers committee in cases of particular urgency. Following a successful take-over bid or an acquisition of control, the new majority shareholders may call an ordinary or extraordinary general meeting of shareholders. The notice for each shareholder meeting must state the matters to be considered at such meeting.

French law provides for companies publicly held that, (i) at least 30 days before the date set for any general meeting, a preliminary notice of the meeting (avis de reunion) containing the draft resolutions must be published in the Bulletin des annonces legales obligatoires, with prior notification to the French Commission des operations de bourse and (ii) at least 15 days before the date set for any general meeting on first call, and at least six days before any second call, a second notice of the meeting (avis de convocation) containing the final resolutions must be sent by mail to all holders of properly registered shares and published in the Bulletin des annonces legales obligatoires, with prior notification to the French Commission des operations de bourse.

Shareholder attendance and the exercise of voting rights at ordinary general meetings and extraordinary general meetings of ActivCard S.A.’s shareholders are subject to certain conditions. In order to exercise voting rights, ActivCard S.A.’s statuts require that a shareholder must have its shares registered in its name in a shareholder account maintained by or on behalf of the Company from at least one business day prior to the meeting until the end of the day of the meeting.

All shareholders who have properly registered their shares have the right to participate in general meetings, either in person (or, if the board so decides at the time of convening the shareholders meeting, by means of videoconference, telecommunication or by remote transmission), by proxy, or by mail, and to vote according to the number of shares they hold. Each share confers on the shareholder the right to one vote. Under French law, shares held by entities controlled directly or indirectly by ActivCard S.A. shall not be entitled to any voting rights.

The presence in person or by proxy of shareholders holding not less than 25% (in the case of an ordinary general meeting) or 33 1/3% (in the case of an extraordinary general meeting) of shares entitled to vote is necessary for a quorum. If a quorum is not present at any meeting, the meeting is adjourned. Upon recommencement of an adjourned meeting, there is no quorum requirement in the case of an ordinary general meeting and the presence in person or by proxy of shareholders holding not less than 25% of ActivCard S.A.’s shares entitled to vote is necessary for a quorum in the case of an extraordinary general meeting.

As set forth in ActivCard S.A.’s statuts, shareholders’ meetings are held at its registered office or at any other location specified in the preliminary written notice.

ActivCard Corp.

Delaware law and ActivCard Corp.’s bylaws provide for two types of meetings, annual and special. ActivCard Corp. is required to hold an annual meeting of stockholders on a date set by the board of directors in order to elect directors and conduct any other business as may properly come before the meeting. A special meeting may be held for any purpose or purposes, such as the approval and adoption of a merger, charter amendment, sale of substantially all of the assets of ActivCard Corp. or any other matter requiring stockholder approval; however, the business transacted at any special meeting of stockholders is limited to the purposes stated in the notice of special meeting.

ActivCard Corp.’s bylaws provide that a special meeting may be called at any time by ActivCard Corp.’s Chairman, President, or by its board of directors.

The ActivCard Corp. bylaws provide that, except as otherwise provided by applicable law, written notice of date, time, place and purposes of each meeting of the stockholders must be mailed not less than ten days nor more than 60 days before the date of such meeting to each stockholder entitled to vote at such meeting.

Under ActivCard Corp.’s certificate of incorporation, holders of ActivCard Corp.’s common stock have one vote with respect to each share of stock held by them for the election of directors and on all matters submitted to ActivCard Corp.’s stockholders.

The ActivCard Corp. bylaws provide that, except as otherwise provided by applicable law, at each meeting of the stockholders the presence in person or by proxy of the holders of a majority of the outstanding shares of stock issued and entitled to vote at such meeting shall constitute a quorum for such a meeting. Where a separate vote by a class or classes is required, a majority of the outstanding shares of such class or classes issued will constitute a quorum entitled to take action with respect to that vote on such matter.

Shareholder proposals

ActivCard S.A.

Under French law, shareholders can nominate individuals for election to a company’s board of directors at an ordinary general shareholders’ meeting if the election of directors is part of the agenda for the shareholders’ meeting. However, under French law, shareholders cannot elect a new director at an ordinary general shareholders’ meeting if the agenda for the meeting does not include the election of directors, unless such nomination is necessary to fill a vacancy due to the previous removal of a director. In any case, the nomination must contain the name, age, professional references and professional activity of the nominee for the past five years, if any, the occupation within the company, as well as the number of the company’s shares owned by such candidate, if any. This information must be made available to shareholders by the company’s board of directors no less than 15 days before the meeting. If the agenda for the shareholder’s meeting includes the election of members of the board of directors, any shareholder may nominate a candidate for election to the board at the shareholders’ meeting, even if the shareholder has not followed established nomination procedures.

Under French law, shareholders representing, individually or collectively, a specified percentage (which in any event will be no more than 5%) of a company’s capital stock and the workers committee may request that a resolution they propose for adoption at a shareholder meeting be included in the agenda. This request must be made within 10 days of the publication of the initial notice of the shareholders’ meeting in the journal authorized to publish legal announcements and may specify the reasons for the resolution. Properly submitted requests will be considered at the meeting. French law requires a company’s board of directors to respond at the meeting to any questions submitted in writing by any shareholder.

ActivCard Corp.

Generally, under the U.S. securities laws, a stockholder may submit a proposal to be in included in a company’s proxy statement if the shareholder:

•	owns at least 1% or $2,000 market value of the securities entitled to be voted on the proposal;

•	has owned the securities for at least one year prior to the date of the proposal; and

•	continues to own the securities through the date of the meeting.

A stockholder must also comply with procedural requirements described in the Exchange Act.

In addition, under ActivCard Corp.’s bylaws, nominations of persons for election to ActivCard Corp. board of directors and the proposal of business to be transacted by the stockholders may be made at an annual meeting of stockholders by any stockholder of record of ActivCard Corp. who:

•	was a stockholder of record at the time of the notice of the meeting;

•	is entitled to vote at the meeting; and

•	has complied with the advance notice procedures set forth in ActivCard Corp.’s bylaws.

ActivCard Corp.’s bylaws specify that in order for nominations or other business to be properly brought before an annual meeting by a stockholder:

•	the stockholder must give timely notice in writing to the Secretary at the principal executive offices of ActivCard Corp. as specified in the bylaws;

•	the business must be a proper matter for stockholder action under Delaware law;

•	if a solicitation notice is provided, the stockholder must, in the case of a proposal, have delivered prior to the meeting a proxy statement and form of proxy to holders of at least the percentage of ActivCard Corp.’s voting shares required under applicable law to carry any the proposal, or, in the case of a nomination, have delivered prior to the meeting a proxy statement and form of proxy to holders of a percentage of ActivCard Corp.’s voting shares reasonably believed by the stockholder to be sufficient to elect the nominee proposed to be nominated, and must, in either case, have included in such materials the solicitation notice; and

•	if no solicitation notice is timely provided, the stockholder proposing the business or nomination must not have solicited prior to the meeting a number of proxies sufficient to have required the delivery of a solicitation notice.

The stockholder’s notice shall set forth:

•	with regard to each nominee as director, all information relating to that person as would be required to be disclosed in solicitations of proxies for the election of such nominees as directors pursuant to Regulation 14A under the Exchange Act, and that person’s written consent to serve as a director if elected;

•	with regard to any other business proposed, a brief description of the business, the reasons for conducting the business at the meeting and any material interest in the business; and

•	with regard to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (1) the name and address of the stockholder, as they appear on ActivCard Corp.’s books, and of such beneficial owner, (2) the class and number of shares of ActivCard Corp. that are owned beneficially and of record by the stockholder and the beneficial owner, and (3) whether either the stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of a proposal, at least the percentage of ActivCard Corp.’s voting shares required under applicable law to carry the proposal or, in the case of a nomination, a sufficient number of holders of ActivCard Corp.’s voting shares to elect such nominee.

The chairman of the meeting has the power and the duty to determine whether a nomination or any business proposed to be brought before the meeting has been made in accordance with the procedures set forth in

ActivCard Corp.’s bylaws and, if any proposed nomination or business is not in compliance with the bylaws to declare that the defective proposed business or nomination will not be presented for stockholder action at the meeting.

Approval of extraordinary actions

ActivCard S.A.

Under French law, the fundamental transactions that require the approval of at least two-thirds of the votes cast at an extraordinary general meeting include:

•	amendments to the statuts;

•	transfers of the company’s registered office to a non-neighboring department;

•	increases or decreases of the company’s registered capital;

•	cancellations of shareholders’ pre-emptive rights with respect to any transactions that either immediately or with the passage of time would result in an increase in the registered capital;

•	authorizations of employee stock option and/or purchase plans;

•	authorizations of mergers, spin-offs, dissolutions and dispositions of all or substantially all of the company’s assets if the disposition would entail a modification of the company’s corporate purpose.

In addition, the transformation of a corporation into another type of legal entity requires, depending on the type of entity the company seeks to become, a unanimous vote, a three-fourths majority vote or a two-thirds majority vote of the votes cast.

ActivCard Corp.

Under Delaware law, fundamental corporate transactions (such as mergers, sales of all or substantially all of the corporation’s assets, dissolutions, and amendments of the certificate of incorporation) as well as certain other actions, generally require the approval of the holders of not less than a majority of the shares entitled to vote. Unless required by the corporation’s certificate of incorporation, no authorizing stockholder vote is required of a corporation surviving a merger if:

•	the merger agreement does not amend the corporation’s certificate of incorporation;

•	each share of stock of the corporation outstanding immediately prior to the effective date of the merger will be an identical outstanding or treasury share of the surviving corporation after the merger; and

•	the number of shares to be issued in the merger, plus those initially issued upon conversion do not exceed 20% of the corporation’s outstanding common stock immediately prior to the merger.

Approval by a parent corporation’s stockholders is not required under Delaware law for any merger or consolidation of a subsidiary with and into its parent corporation if the parent corporation owns at least 90% of the outstanding shares of each class of stock of the subsidiary.

In addition, the amendment of certain provisions contained in ActivCard Corp.’s certificate of incorporation and the amendment of ActivCard Corp.’s bylaws requires approval by holders of at least two thirds of the then outstanding common stock. For a more complete description, see “Information About ActivCard Corp.— Description of capital stock—Effect of certain provisions of ActivCard Corp.’s certificate of incorporation and bylaws and the Delaware anti-takeover statute” on page 82.

Shareholder action by written consent

ActivCard S.A.

French law does not permit shareholders of a société anonyme to act by written consent outside a general shareholders’ meeting.

ActivCard Corp.

ActivCard Corp.’s certificate of incorporation prohibits any stockholder action by written consent. Instead, stockholder action must be taken at a properly called meeting.

Payment of dividends

ActivCard S.A.

Subject to the requirements of French law and ActivCard S.A.’s statuts, net income in each fiscal year (after deduction for depreciation and reserves), as increased or reduced, as the case may be, by any of its profit or loss carried forward from prior years, is available for distribution to ActivCard S.A.’s shareholders as dividends. Dividends may also be distributed from ActivCard S.A.’s reserves, subject to approval by ActivCard S.A. shareholders and certain limitations. If net income (as shown on an interim income statements certified by ActivCard S.A.’s statutory auditors) is sufficient, its board of directors has the authority, subject to French law and regulations, without the approval of shareholders, to distribute cash interim dividends. Dividends paid in newly issued shares require shareholder approval.

ActivCard S.A. is required to establish and maintain a legal reserve by making a minimum provision of 5% of the company’s net income in each year as may be necessary to maintain such reserve at a level equal to 10% of the aggregate nominal value of ActivCard S.A.’s share capital, as increased or reduced from time to time. The legal reserve is distributable only upon ActivCard S.A.’s liquidation. ActivCard S.A.’s statuts also provide that the company’s distributable profits (after reduction of any amounts required to be allocated to the legal reserve) can be allocated to one or more special purpose reserves or distributed as dividends, as may be determined by the general meeting of shareholders.

The payment of dividends is fixed by the ordinary general meeting of shareholders at which the annual accounts are approved and following recommendation of ActivCard S.A.’s board of directors. Dividends are distributable to shareholders pro rata according to their respective holdings of shares. Dividends are payable to holders of shares issued on the date of the shareholder meeting approving the distribution of dividends or, in the case of interim dividends, on the date of the meeting of ActivCard S.A.’s board of directors approving the distribution of interim dividends. The actual dividend payment date is determined by ActivCard S.A.’s shareholders at the ordinary general meeting approving the declaration of the dividends or by its board of directors in the absence of such determination by the company’s shareholders. The payment of the dividends must occur within nine months of the end of ActivCard S.A.’s fiscal year. Dividends not claimed within five years of the date of payment revert to the French State. ActivCard S.A.’s statuts authorize its shareholders, in an ordinary general meeting, to authorize the grant to each shareholder of an option to receive all or part of any annual or interim dividends in either cash or shares.

ActivCard Corp.

Under Delaware law, dividends may be declared by the board of directors of a corporation. Delaware law generally permits dividends to be paid out of any surplus, defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors, which cannot be less than the aggregate par value of all issued shares of capital stock. Delaware law also permits a dividend to be paid out of the net profits of the current or the preceding fiscal year, or both, unless net assets are less than the capital represented by any outstanding shares having preference upon distribution of assets.

In addition, Delaware law generally provides that a corporation may redeem or repurchase its shares only if the redemption or repurchase would not impair the capital of the corporation.

Preferential subscription rights

ActivCard S.A.

Unless previously waived, holders of ActivCard S.A. shares have preemptive rights to subscribe for additional shares issued by ActivCard S.A. for cash on a pro rata basis. Shareholders may waive such preemptive subscription rights either individually or at an extraordinary general meeting under certain circumstances. Preemptive subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offering of ActivCard S.A. shares.

ActivCard Corp.

Under Delaware law, stockholders have no preemptive rights to subscribe for additional issues of stock or for any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation. The ActivCard Corp. certificate of incorporation does not provide for preemptive rights.

Appraisal rights

ActivCard S.A.

French law does not provide for appraisal or similar rights.

ActivCard Corp.

Under Delaware law, stockholders have the right, in certain circumstances, to dissent from a merger or consolidation of the company by demanding payment in cash for the fair value of their shares, as determined by the Delaware Court of Chancery. Delaware law grants appraisal rights only for mergers or consolidations and not for a sale or transfer of assets. In addition, no appraisal rights are available in a merger or consolidation for shares, which are, at the record date for the transaction are:

•	listed on a national securities exchange or interdealer quotation system by The National Association of Securities Dealers; or

•	with the exceptions created by form of payment to the stockholders, are held by more than 2,000 stockholders.

Anti-takeover provisions and interested shareholder transactions

ActivCard S.A.

The anti-takeover provisions of French law are not applicable because ActivCard S.A. is not listed on a French regulated market.

ActivCard Corp.

Some provisions of Delaware law and ActivCard Corp.’s certificate of incorporation and bylaws contain provisions that could make the following transactions more difficult:

•	acquisition of ActivCard Corp. by means of a tender offer;

•	acquisition of ActivCard Corp. by means of a proxy contest or otherwise; or

•	removal of ActivCard Corp.’s incumbent officers and directors.

For a summary of these provisions, see “Information About ActivCard Corp.—Description of capital stock—Effect of certain provisions of ActivCard Corp.’s certificate of incorporation and bylaws and the Delaware anti-takeover statute” on page 82.

In addition, Section 203 of Delaware law generally provides that any person who owns 15% of the corporation’s voting stock, thereby becoming an “interested stockholder”, may not engage in certain “business combinations” with the target corporation for a period of three years following the time the person became an interested stockholder, unless:

•	the corporation’s board of directors has approved, before the date the person became an interested stockholder, either the business combination or the transaction that resulted in the person becoming an interested stockholder;

•	upon completion of the transaction that resulted in the person becoming an interested stockholder, the interested stockholder owns at least 85% of the corporation’s voting stock outstanding at the time the transaction is commenced, excluding shares owned by (1) persons who are both directors and officers and (2) employee stock plans in which participants do not have a right to determine confidentially whether shares will be tendered in a tender or exchange offer; or

•	the business combination is approved by the board of directors and authorized by the affirmative vote, at an annual or special meeting and not by written consent, of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

For the purposes of determining whether a person is the “owner” of 15% or more of a corporation’s voting stock, ownership is defined broadly to include direct and indirect beneficial ownership and the right, directly or indirectly, to acquire the stock or to control the voting or disposition of the stock. A “business combination” is also defined broadly to include:

•	mergers with and sales or other dispositions of 10% or more of the assets of a corporation with or to an interested stockholder;

•	transactions resulting in the issuance or transfer to the interested stockholder of any stock of the corporation or its subsidiaries;

•	transactions which would result in increasing the proportionate share of the stock of a corporation or its subsidiaries owned by the interested stockholder; and

•	receipt by the interested stockholder of the benefit, except proportionately as a stockholder, of any loans, advances, guarantees, pledges or other financial benefits.

These restrictions placed on interested stockholders do not apply under certain circumstances, including, but not limited to, the following:

•	if the corporation’s original certificate of incorporation contains a provision expressly electing not to be governed by the relevant Delaware law section; or

•	if the corporation, by action of its stockholders, adopts an amendment to its bylaws or certificate of incorporation expressly electing not to be governed by such section, provided that such an amendment:

•	is approved by the affirmative vote of a majority of the outstanding shares entitled to vote;

•	will not be effective until 12 months after its adoption; and

•	will not apply to any business combination with a person who became an interested stockholder at or prior to such adoption.

ActivCard Corp.’s certificate of incorporation does not exclude it from section 203 of the Delaware law.

Shareholder suits

ActivCard S.A.

French law allows a single shareholder, irrespective of the percentage of share capital he, she or it owns, or a group of shareholders owning a specified percentage of the share capital, to initiate a company action (action sociale) against one or more directors. The purpose of such an action is to repair the prejudice suffered by the company.

In addition, an individual action may be initiated against one or more shareholders by a single shareholder, or a group of shareholders, who have suffered prejudice.

ActivCard Corp.

Under Delaware law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. A person may institute and maintain a derivative suit only if he, she or it was a stockholder at the time of the transaction which is the subject of the suit or his stock was transferred to him, her or it by operation of law. Additionally, under Delaware case law, the plaintiff generally must be a stockholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless the demand would be futile.

Inspection of books and records

ActivCard S.A.

Under French law, shareholders or their proxies may examine a number of corporate records relating to the previous three fiscal years, including:

•	inventory lists;

•	consolidated financial statements, if any;

•	reports of the board of directors and the statutory auditors;

•	proposed resolutions;

•	information relating to directoral candidates;

•	the total overall compensation paid to the corporation’s five highest-paid employees;

•	the total amount of charitable deductions made by the corporation;

•	minutes of shareholders’ meetings;

•	the list of attendees at shareholders’ meetings;

•	the statuts;

•	a list of the corporation’s directors and statutory auditors.

Shareholders may consult the documents listed above at any time at the company’s registered office. Shareholders also have the right to make one copy of the documents that are available for consultation. Shareholders have additional inspection rights prior to a shareholders’ meeting. Along with their proxy cards, shareholders receive a form that they can fill out and return to the registered office to request documents. Prior to a shareholders’ meeting, shareholders have the right to receive information, including:

•	the agenda for the meeting; a table showing results of operations for the previous five years;

•	the management and special reports of the board of directors that will be presented at the meeting;

•	a summary of the company’s financial situation over the previous fiscal year;

•	the statutory auditors’ reports;

•	the proposed resolutions to be presented at the meeting;

•	the names of the directors and officers;

•	a proxy card and a form for voting by mail;

•	a form for requesting documents for later meetings.

After publication of the notice of the meeting but before the meeting occurs, shareholders or their proxies may inspect, at the company’s registered office, any of the documents described above. During this period, shareholders may always consult the list of the company’s shareholders, which must be finalized by the company 16 days before the meeting.

ActivCard Corp.

Under Delaware law, every stockholder, upon proper written demand stating the purpose, may inspect, and make copies of, the corporation’s stock ledger, a list of stockholders and corporate books and records as long as the inspection is for a “proper purpose” and during normal business hours. A “proper purpose” is any purpose reasonably related to the interest of the inspecting person as a stockholder.

Reporting requirements

ActivCard S.A.

Under French law, within one month of its annual ordinary shareholders’ meeting, a French company is required to file the following with the appropriate Commercial Court:

•	the annual consolidated financial statements;

•	the management report;

•	the independent auditors’ report on the annual consolidated financial statements;

•	the proposal for the allocation of the result submitted to the shareholders and the resolution passed.

In addition, ActivCard S.A. is required to provide or make available to its shareholders certain information, including information regarding its employee stock option plans, at or prior to its annual ordinary shareholders’ meeting.

In February 2003, as a result of ActivCard Corp.’s acquisition of 94.8% of the ActivCard S.A. securities, ActivCard S.A. lost its status as a “foreign private issuer” under U.S. securities laws. As a result, ActivCard S.A. is currently required to file periodic and current reports with the SEC, including:

•	annual report on Form 10-K, currently required to be filed within 90 days of the end of ActivCard S.A.’s fiscal year;

•	quarterly report on Form 10-Q, currently required to be filed within 45 days after the end of the first three fiscal quarters; and

•	current report on Form 8-K to report specified events, including changes of control, the acquisition or disposition of material assets, bankruptcy or receivership, changes in certified public accountants, resignations of directors and, in ActivCard S.A.’s discretion, other material events.

The SEC recently adopted amendments to the rules that accelerate the filing deadlines for Form 10-Q and Form 10-K over a period of three years, with no effect in the first year. The SEC has also proposed new rules relating to current reports, which, if adopted, would accelerate the filing deadlines for the reports and require that more transactions and events be disclosed on Form 8-K. Under the Sarbanes-Oxley Act of 2002, the Chief Executive Officer and Chief Financial Officer are required to certify each report containing financial statements filed with the SEC. In addition, ActivCard S.A. is required to prepare an Annual Report to Stockholders and comply with the rules of the SEC regarding proxy solicitation materials for any meeting of shareholders.

If, after completion of the exchange offer, ActivCard S.A. has fewer than 300 shareholders of record, then it will file a Notice of Termination of Registration under Section 12(g) of the Exchange Act. Upon filing this notice, ActivCard S.A.’s obligations to file reports under the Exchange Act will be terminated.

ActivCard Corp.

As a publicly held company with a class of securities registered under the Exchange Act, ActivCard Corp. is required to filed periodic and current reports with the SEC, as described in the preceding section for ActivCard S.A.

INFORMATION ABOUT ACTIVCARD CORP.

Description of Business

ActivCard Corp. was incorporated in the State of Delaware on August 15, 2002 for the purpose of changing the domicile of the public entity of the ActivCard group of companies. On January 6, 2003, ActivCard Corp. commenced a registered exchange offer pursuant to which it offered to exchange one share of its common stock for each share of the ActivCard S.A. securities tendered. The change in domicile was completed on February 3, 2003, with ActivCard Corp. acquiring 94.8% of the issued and outstanding ActivCard S.A. securities. Prior to the change in domicile, ActivCard Corp. owned no property and had no operating history or financial statements. Following the change in domicile, ActivCard Corp. has carried on the business of ActivCard S.A. and has assumed ActivCard S.A.’s securities listings on Nasdaq and Nasdaq Europe. ActivCard Corp. does not have any assets or liabilities other than its investment in and receivable from ActivCard S.A. and subsidiaries.

The following discussion of the business, property and legal proceedings of ActivCard Corp. presents consolidated information about ActivCard Corp. and its subsidiaries on a consolidated basis, including ActivCard S.A. Unless otherwise indicated, references to “ActivCard”, “our company”, “we”, “us” and “our” refer to the consolidated group of ActivCard companies.

History and development of ActivCard

From our founding in 1985 until 1994, we provided software and hardware engineering services for defense-related companies, government agencies and multilateral institutions and developed, manufactured and sold customized portable products, similar in form to tokens, for large-scale applications, such as interactive television. At this time, we decided to devote our resources principally to the development of computer and communications network security products and contract engineering services. The first ActivCard token and software development kit products were introduced in 1995 and we developed the ActivPack authentication server software in 1996. In early 1997, we chose to focus our efforts as a provider of products, rather than engineering services, to enhance our gross margins and leverage our engineering investments. In January 1999, we introduced ActivCard Gold, a smart card-based solution for digital identification.

In January 2002, we acquired certain assets from two privately held companies based in South Africa for $1.2 million. The underlying assets purchased and liabilities assumed comprised a business that develops and markets biometric authentication systems and related software development kits.

We recorded charges of $947 thousand in the three months ended March 31, 2003, related to the execution of restructuring and business realignment plan. The plan executed in the first quarter of 2003 was a reduction of workforce consisting primarily of severance, outplacement and other costs.

Throughout 2002, we restructured operations to enhance operational efficiency and better align our cost structure with expected revenues. As a result, we recorded restructuring and business realignment costs of $8.6 million, which consisted of $2.6 million of severance and other costs associated with the termination of 90 employees, facility exit costs of $6.0 million, consisting primarily of approximately nine years of minimum lease payments due under certain excess facilities lease agreements, net of estimated sublease revenue and other direct costs.

In February, 2002, we executed a plan to dispose of the hosting operations of Authentic8. As a result of our decision to dispose of these operations, we recorded charges of $16.8 million and $228 thousand in the year ended December 31, 2002 and the three months ended March 31, 2003, respectively. These charges included an impairment of goodwill and other intangibles of $15.0 million, a write-down of fixed assets of $645 thousand and an operating loss of $1.2 million for the year ended December 31, 2002. There were no charges related to the impairment of goodwill and other intangibles nor write-downs of fixed assets for the three months ended March 31, 2003.

We incurred capital expenditures of $1.7 million, $8.5 million and $1.7 million during the fiscal years ended December 31, 2000, 2001 and 2002, respectively, and $452 thousand and $385 thousand during the three months ended March 31, 2002 and 2003, respectively. These capital expenditures were primarily incurred to create and expand research and development facilities and in 2001 included the purchase of software from VeriSign for $3.0 million that will enable us to issue digital certificates on a smart card.

Business Overview

We develop, market and support digital identity systems and products that enable our customers to issue, use and maintain digital identities in a secure, manageable and reliable manner. Our systems and products include software and hardware products that facilitate the authentication of a user to a network, a system or an application through a number of different personal security devices, such as a smart card, token, biometric device, mobile phone or personal digital assistant. Our customers have a broad range of applications and systems with specific security and digital identity requirements. Each of these applications or systems typically has a separate and distinct database and administrator. Our systems support a broad range of authentication methods including passwords, public key infrastructure, remote network-access login, biometrics, multi-function smart cards and multi-function smart cards with picture identification that can also be used for physical access control. For example, combining certain of our Company’s products, such as ActivCard tokens and ActivPack authentication server software provides a customer with a single function security system for remote network access login.

Alternatively, combining a smart card, a card reader, ActivCard Java Applets, ActivCard Gold client software and the ActivCard Identity Management System creates a single platform that provides a customer with multi-function capabilities that can support a broad range of security requirements, as well as personal information about the user. By consolidating these credentials and applications onto a single personal security device, such as a smart card or mobile phone, security is increased because the user need only manage a single personal security device as opposed to multiple devices for each database. By taking advantage of the programmable capabilities of the chip residing on the smart card, system administrators have the ability to manage the credentials stored on the smart card remotely. Further, by consolidating the credentials on a smart card, system administrators only need to manage a single device instead of many devices.

Our products enhance network security by providing two-factor authentication, which is combining something a user has, such as a personal security device like a smart card or a token, with something a user knows, such as a PIN. The two factors are required to access a network. The network service provider or system administrator authenticates a user’s personal security device to the network database, gaining increased assurance that the person utilizing the network service or application is who they say they are.

Our products are based on an open architecture and are designed to be inter-operable across a complex mix of systems and applications. Organizations deploying our products have the flexibility to offer diverse services and to select from different deployment strategies and providers of various authentications technologies, card operating systems, directory services, certificate authorities and network management systems.

We sell our products directly to end user customers and indirectly through distribution partners, such as system integrators, original equipment manufacturers (OEMs), value-added resellers (VARs), and distributors. We have strategic relationships with Northrop Grumman, Sun Microsystems, Schlumberger, EDS, Novell and VeriSign.

We market our digital identity systems to government entities, financial institutions and other enterprises including telecommunications, healthcare, networking technology and manufacturing companies.

We have two operating segments: Digital Identity Solutions and Managed Authentication Services. For each of the years ended December 31, 2002 and 2001, greater than 99% of the revenues were from the Digital Identity Solutions segment. For the year ended December 31, 2000, 100% of the revenues were from the Digital Identity Solutions Segment. For the three months ended March 31, 2003 and 2002, 100% of revenues were from the Digital Identity Solutions Segment.

Revenues by geographic market were as follows:

	Year Ended December 31,			Three Months ended March 31,
	2000	2001	2002	2002	2003
North America	20%	51%	65%	64%	68%
Europe	76%	44%	31%	35%	27%
Asia	4%	5%	4%	1%	5%

	100%	100%	100%	100%	100%

The following table represents customers that exceeded 10% of our revenues for the periods reported:

	Year Ended December 31,			Three Months ended March 31,
	2000	2001	2002	2002	2003
Northrop Grumman	—%	—%	26%	17%	42%
Protect Data	45	15	—	9	10
Logicon	—	—	—	14	—
Logos	—	—	—	10	—
Hewlett-Packard	16	—	—	—	—
Worldwide Technologies	—	15	—	—	13
VeriSign	—	11	—	—	—

	61%	41%	26%	50%	61%

An increasing proportion of our revenues come directly or indirectly from the U.S. government. U.S. government customers have historically demonstrated a tendency to increase purchases in the third quarter of a calendar year in connection with the end of the U.S. government fiscal year and decrease purchases in the fourth quarter of a calendar year. We have experienced this form of seasonality in the past and anticipate to experience this in the future.

As with many companies that have a substantial presence in Europe, we also experience seasonality in our business in the third quarter of the calendar year due to the traditional slowdown of economic activity throughout Europe in the summer months.

Although our revenues derived from the U.S. government are typically stronger in the third quarter, in the future, the increased revenues may not offset lower expected revenues in the third quarter due to the slowdown of economic activity in Europe. The inverse may also be true in the fourth quarter. This seasonality has increased the volatility in our quarterly geographic revenues and increased the risk that revenues will not be realized until future quarters.

As a substantial proportion of our operating expenses are fixed, a small variation in the timing of recognition of revenue can cause significant variations in operating results from quarter to quarter.

Industry background

Networks currently enable people, businesses, governments and other entities to communicate, conduct commerce, access and share information, entertain, provide services and conduct countless other activities. Individuals and organizations are now using computer networks for increasingly sensitive tasks, such as attracting new customers, accessing new markets, improving customer service and satisfaction, and lowering support and distribution costs. The use of computer networks is extending to a number of more valuable and sensitive activities, including business-to-business transactions, electronic data interchange (EDI) and on-line retail purchases and payments. On-line companies have enjoyed dramatic growth in their customer base and revenue as consumers execute an increasing number of transactions over the network.

As networks expand, new devices are introduced, new applications are developed and network transactions continue to proliferate. Networking technologies, including wireless technologies, will further enable communication and the sharing of information, for example, between devices and appliances without interaction from human beings.

The proliferation of network computing and the extension of corresponding network services to a user involve a relationship between a user and a network service provider or system administrator. A network service provider can generally be defined as a provider of a service, for example on-line banking, and the user, in this example, a bank’s customer. Together, the user and the network service provider form a trusted community, where the network service provider extends access or capabilities for a service through a network to the user. The network service provider needs assurance of the identity and security of the user being served. Further, the user of a network service must gain assurance that his or her privacy or personal information is not being compromised when transacting over the network. A network service provider will only provide a service and a user will only conduct transactions over a network if the following is achieved:

•	access control to the network in order to manage access rights to sensitive information;

•	confidentiality, which involves the encryption of data transmissions so that only the intended recipient can access the information;

•	data integrity that ensures that data is not compromised or manipulated;

•	non-repudiation which provides undeniable proof that transactions, once committed, are valid, binding and irrevocable; and

•	authentication, which proves the identity of users and systems on the network.

Historically, network access control issues have been addressed by security products and solutions. While security is a significant factor when transacting over networks, customers are increasingly looking for broader product solutions that provide multi-function and multi-service capabilities compared to single function solutions, seamless integration of multiple applications onto existing network infrastructure and the preservation of existing network infrastructure investment. Investment in the build-out of private, public and hybrid networks has been substantial in recent years as applications for users have proliferated and network features and functionalities have been introduced. However, the administrative complexity of a network is typically compounded by the variety of systems in place for each of its services and applications. Network administrators are faced with a multitude of challenges when overlaying applications and services on to their networks. Today, network administrators require digital identity solutions that:

•	Are easy to implement;

•	Preserve existing infrastructure and investment;

•	Improve business processes;

•	Reduce operating costs;

•	Provide for increased network and user security;

•	Provide opportunity to more effectively implement new technologies;

•	Simplify access to network applications and services for users;

•	Consolidate existing network services onto a single platform;

•	Consolidate network application and services management capabilities; and

•	Achieve an acceptable return on investment.

The ActivCard solution

We have developed a broad range of products based on open standards that provide customers with increased assurance that users are who they say when logging on to a network. ActivCard’s personal security devices, such as a smart card or token, bind the user to a credential that they can carry with them. This enables organizations to adopt more efficient network based processes with increased security.

ActivCard digital identity software allows organizations to remotely initialize, personalize, and manage user credentials and applications before and after issuance of a personal security device. This complete lifecycle management capability enables organizations to offer uninterrupted user services. With ActivCard digital identity systems, organizations can consolidate multiple credentials, applications, policies, and profiles used to access a variety of network services.

Organizations use ActivCard technology to offer a variety of network services including:

•	LAN authentication;

•	Remote dial-up;

•	VPN access;

•	Digital signatures and secure email;

•	Secure web access;

•	Secure electronic transactions;

•	Message authentication;

•	Secure patient medical and insurance records; and

•	Business process automation

Business strategy

Our objective is to become the leading supplier of digital identity systems, enabling organizations to integrate digital identity services quickly and efficiently into their applications. To achieve this objective, we are pursuing the following principal strategies:

Expand our base of strategic partners, system integrators, OEMs and distributors.    We are committed to expanding our base of strategic partners, system integrators, original equipment manufacturers and distributors to ensure that our technology is available on as many servers and software platforms as possible. We have integrated our authentication technology into the network management systems and Internet security suites of industry leaders, such as Microsoft, VeriSign, Sun Microsystems, Schlumberger and Novell. We expect these and our other strategic relationships to provide significant market leverage as the need for managing digital identity systems develops in step with the increase in network transactions and the consequent increased need for security.

Maintain technological leadership in digital identity systems.    We will continue to invest in the development of state-of-the art digital identity systems that are focused on the creation, distribution, protection and control of multiple credentials. We also play a driving role with key industry organizations such as Global Platform, Liberty Alliance, and the Smart Card Alliance.

Make our digital identity system the platform for accessing next generation network services.    We believe that users of network services will increase their usage of the smart card if it is easy-to-use, has appealing applications and protects their personal credentials. We will continue to develop our digital identity system to address user requirements by solving the network service providers’ challenges with respect to card issuance, card management and post-issuance management of applications using two-factor authentication.

Leverage our existing customer base.    We intend to leverage our existing customer base, which has deployed our smart card client software and token-based authentication solutions to more than 5.4 million users worldwide. We will seek to migrate these customers to our new product offerings, including ActivCard Gold and AIMs. We also intend to market our product offerings to new customers by referencing our existing customer base.

Key benefits

Consolidating personal credentials and applications

Our technology uniquely enables migration and consolidation of multiple credentials and applications onto a single smart card device. This has the principal benefits of:

•	Eliminating the costs of funding separate programs, managing separate databases, and allocating separate administrative resources;

•	Streamlining the issuance and management of personal data and credentials; and

•	Integrating a variety of physical and logical access services into a single system.

Updating devices after they have been issued to users

ActivCard provides highly secure systems for managing the entire lifecycle of personal security devices in an open environment. From initialization and personalization to issuance and management, our server products deliver a modular, scalable, network-based system for administering multi-functional personal security devices. Issuers can remotely deploy and update the credentials, applications and data, and instantly enforce network security policies. This can be done without replacing the user device and without disrupting user network services. The ActivCard Identity Management System has the following post-issuance management capabilities:

•	Enabling issuers to load, delete, and modify content;

•	Providing organizations with the flexibility to adapt to changing user needs;

•	Maximizing the lifespan and return on investment of multi-application devices; and

•	Enabling post-issuance updates over public networks by way of a secure communications channel.

Enabling multiple system administrators to independently manage content on the same personal security device

ActivCard technology enables multiple database administrators to manage their respective applications independently on a single user device while maintaining privacy and confidentiality. Managing multiple applications on a single personal security device eliminates duplicative expenses. Multiple system administrators can share the cost of a single management system rather than having to pay each for his own personalization, issuance, management and applications systems.

Enabling interoperability

ActivCard products are designed to open industry standards and interoperate across a complex mix of technologies, including smart cards, operating systems, PKI applications, and networks. This enables customers to leverage past and future IT investments.

Our products include authentication products and identity management products.

Authentication products

We have authentication products that enable customers to provide secure access to critical network applications and resources. These products integrate with industry standard network equipment and software applications to provide solutions for LAN, Remote Access, and Web Access. Our authentication products include:

ActivCard Gold, an easy-to-use, easy to install, smart card-based client software package. For corporate environments, ActivCard Gold provides a high level of security to the desktop environment, either for local area network access or when users are at remote locations. ActivCard Gold supports industry partners such as Entrust, Microsoft, Baltimore, IPlanet and VeriSign for smart card based e-mail digital signature and PKI applications.

ActivCard Gold for Common Access Card provides the same desktop security features as ActivCard Gold but utilizes a U.S. Department of Defense issued Common Access Card. ActivCard Gold for Common Access Card allows government agencies to leverage a military issued digital ID for network security applications.

ActivCard Trinity, a client/server authentication solution that incorporates smart card, biometrics, tokens, and managed static passwords. Trinity allows customers to manage access to network applications through an administrative interface with advanced security policies. Trinity provides a means for customers to reduce password management costs by providing a single sign-on experience with strong authentication.

ActivPack, a high performance authentication server that supports tokens, smart cards, and USB Keys. Through the use of our dynamic password technology, ActivPack provides secure remote access for customers with Cisco, Nortel, Checkpoint or other industry standard network access systems.

ActivCard Tokens, handheld digital identity devices that provide two-factor authentication for end users. Each device generates a unique one time dynamic password that can be validated by the authentication server. Tokens allow authentication of the user or the server or the validation of a transaction.

ActivReader, a secure smart card reader that offers trusted display and PIN pad enabled applications such as transaction verification, on a secure connected device. ActivReader has been certified compliant with the standard secure electronic transmission protocol used by Europay, MasterCard and Visa International.

Identity management products

ActivCard’s identity management products are based on our large-scale issuance, provisioning and management infrastructure solution, currently in production with the U.S. Department of Defense.

ActivCard Identity Management System has distributed issuance capabilities that can issue thousands of digital identity cards on a daily basis. Unlike legacy card management systems, the ActivCard Identity Management System is able to perform real-time issuance, with high security, over common TCP/IP networks. The ActivCard Identity Management System allows organizations such as large-scale service providers, financial service organizations, corporate enterprises and healthcare benefit providers to seamlessly integrate ActivCard technology into their existing infrastructure and cost effectively deploy, utilize and manage digital identity products.

ActivCard JavaCard Applets are software applications that execute on a smart card chip. ActivCard provides a variety of applications for managing multiple types of credentials including PIN, PKI, dynamic password, biometrics, static passwords and data. Our system integrator partners are able to customize solutions for their customers integrating ActivCard Java Card Applets into their applications.

Services

We also offer customers a variety of services, which range from advanced customer support to supporting system integrators addressing large-scale deployments of our products. We retain a number of industry experts in the field of smart cards, biometrics, authentication, and network security. ActivCard has established a number of programs to help customers successfully plan and manage the deployment of digital identity. In addition, ActivCard offers customization services to adapt our software products for specific customer requirements and to re-brand devices and readers. We also offer support and maintenance services for our software products that typically include telephone support, on-site support, installation and software updates, bug fixes and upgrades depending on the support and maintenance package purchased.

Sales

We market and sell our products and technologies through a network of distribution partners, such as systems integrators, value-added resellers, original equipment manufacturers and distributors, which are supported by our indirect sales organization. Our sales organization is responsible for soliciting prospective customers and providing technical advice and support with respect to our products and technologies.

We have sales offices in France, Germany, Singapore, Japan, Sweden, United Kingdom, Australia, Canada, South Africa and the United States.

Our system integrators, resellers and distribution partners typically incorporate products from a variety of suppliers to address end user requirements. We currently have over 70 selling partners in over 40 countries worldwide. These partners include VeriSign (United States), EDS (worldwide), Northrop Grumman, Maximus and Raytheon (United States), SchlumbergerSema (worldwide), Allasso and Dimension Data (France, Italy, Spain, Netherlands, United Kingdom), Fujitsu Siemens, Integralis and Entrada (Germany, UK, Switzerland), Unit4 (Netherlands), Siemens Network Systems (United Kingdom), Intercede (UK), PT Inputronik (Indonesia), NCL Communications (Japan), Protect Data (Sweden, Norway, Denmark, Finland, Czech Republic and Slovakia), Logos (Croatia) and Zaslon & Crea (Slovenia).

Our relationships with particular distribution partners are evidenced through distribution contracts that are structured in a manner that seeks to reduce potential risks to us as a manufacturer. The terms applicable to channel distribution vary depending upon the type of distribution partner being utilized. For instance, we typically use distributors and resellers to market and distribute our hardware and client software products and we engage systems integrators if it is likely that the customer will require installation of more complex back-end server software products. We generally engage original equipment manufacturers if our client software and/or middleware is bundled or integrated into the distribution partner’s product for final distribution, either directly or through another distribution channel, to the ultimate end-user customer.

We provide technical support from offices located in Suresnes, France; Fremont, California; Tokyo, Japan; Ottawa, Canada; Melbourne, Australia and Singapore. These offices provide technical support to our integration and distribution partners, who, in turn, provide first level support to their customers. We offer formalized training programs and have established “ActivCard Authorized” reseller programs in the marketplace.

In addition, we provide telephone and online support services to answer inquiries related to implementation, integration and operation of our products and technologies. We are increasing the resources we dedicate to technical service and support in line with the increased distribution of our products, including a technical service web site with controlled access through the Internet. We offer a maintenance program for the software products covering updates and minor software releases. Our standard practice is to provide a warranty on all our products for one year after shipment for hardware products and three months after shipment for software products.

Business development

Our business development efforts are focused on establishing and managing collaborative relationships with strategic industry participants. We have developed significant strategic relationships with partners in an effort to incorporate our products into third-party products, conduct joint research and development efforts and develop joint proposals and presentations for products and services and reseller arrangements. Strategic relationships assist us in expanding our sales, marketing and technical capabilities and increase the distribution and market acceptance of our digital identity technologies, systems and products.

Our strategic partners include the following:

VeriSign, a leading provider of digital trust services, has integrated our digital identity products with the VeriSign Digital Trust Services framework, enabling a new class of scalable provisioning, management and authentication solutions that consolidate a user’s many independent credentials on a single platform.

Schlumberger, one of the world’s largest smart card manufacturers, has partnered with us to deliver products to the market based on our digital identity technology. We have an original equipment manufacturer distribution agreement with Schlumberger, which provides that Schlumberger may resell a number of our products, including ActivCard Gold client software and integrate our digital identity software into its products. This agreement has been in effect since June 1999 and renews automatically every year unless terminated upon 30 days notice. We have provided related services on a subcontracted basis. We also procure smart cards and smart card chip modules from Schlumberger for integration into our software products for sale to end-user customers, both directly as well as through our distribution channel.

EDS integrates and supports our digital identity solutions for government ID projects.

Novell has embedded our digital identity framework into its core product lines through Novell Directory Services. Under our agreement with Novell, we license software and devices providing electronic authentication and digital certificate services to Novell for integration and distribution with Novell’s product solution on a worldwide, non-exclusive basis. This agreement has been in effect since May 1998 and renews automatically every year. Novell may terminate the agreement on 90 days notice and we may terminate the agreement on one year’s notice.

Northrop Grumman distributes our digital identity and authentication software and hardware products to government agencies through their SEWP government procurement contract. Our subcontract agreement with Northrop Grumman expires in July 2003.

In addition, we have worked with Sun Microsystems to integrate our digital identity technology into the Sun Open Net Environment Platform for Network Identity. ActivCard has leveraged several components of the Sun ONE platform to enable applications, data, and user credentials to be securely loaded on Sun’s Java Cards providing these card-based applications with secure, two-factor authentication to network services that help enterprises manage and control the identities of employees, partners and customers.

Marketing

We have organized our marketing efforts into two functional groups to support our business strategies as follows:

Product marketing.    The product marketing organization is responsible for defining market opportunities, developing a product roadmap and establishing a business plan to position ActivCard as a provider of digital identity systems. Our product marketing effort supports our strategy by defining products that meet market needs and are deliverable through selected channels. We focus our product marketing efforts on meeting market requirements and the timely delivery of products to market. Specifically, our solutions marketing efforts focus on, in particular, government entities, financial institutions and other enterprises to deliver solutions directly to and indirectly through system integrators, resellers and service provider partners. Close coordination with the product strategies of our strategic partners enhance the market viability and acceptance of their products and solutions.

Channel marketing.    Our channel marketing strategy combines different programs and mediums to increase brand, product and channel awareness. We use direct marketing methods and leverage our strategic partners in order to maximize our market exposure, while at the same time controlling our marketing costs. These efforts include an emphasis on press and analyst communications, advertising, public relations, the World Wide Web, telemarketing, trade shows, channel promotions and seminars. Our marketing programs are designed to target information technology managers, service operators, distributors, value-added resellers and industry-leading integration partners.

Research and development

We develop technology-oriented solutions for advanced credential management capabilities, which are based on customer requirements but with broad market applicability. The focus of our research and development organization is to implement advanced technology rapidly and in a manner that can be integrated into large-scale systems. Specific areas in which we are investing research and development resources include security devices such as tokens and readers, digital identity applets to be loaded on smart cards and other personal devices such as PDAs or cellular phones, smart card middleware and client software allowing the use of smart cards in conjunction with PC applications, authentication secure sign-on software, smart card applets and credential issuance management software, as well as evaluation and implementation of specifications defined by international standards organizations.

Our research and development organization possesses a broad range of industry expertise, including hardware and software design, cryptographic technology, network application, Java and smart cards. Additionally, we have experience in delivering products and technology for various market segments, such as banking, healthcare, defense, enterprise computing and telecommunications.

We have increased the resources assigned to the technical direction function that is focused on designing the architecture of our software and hardware technology. These additions have made us capable of supporting the requirements of the advanced integration solutions necessary for success in the broader networking market.

Our research and development expenses were $8.1 million in 2000, $18.2 million in 2001 and $19.4 million in 2002. For the three months ended March 31, 2002 and 2003, our research and development expenses were $5.0 million and $4.4 million, respectively.

Intellectual property

We rely on a combination of patents, trade secrets, copyright and trademark law, nondisclosure agreements and technical measures to protect our intellectual property and proprietary rights. We have entered into confidentiality and licensing agreements with our employees and distributors, as well as with our customers and potential customers seeking proprietary information. We also limit access to and distribution of our software, documentation and other proprietary information.

We currently have 117 issued worldwide patents, 34 of which have been issued in the United States. Three major patents issued in the United States are directly applicable to our current product offerings. These patents cover the following various aspects of security technology:

•	Synchronous algorithm for generating a dynamic password, which provides a higher level of security than alternative implementations using a single variable;

•	Methodology used for the resynchronization of the variables utilized in the generation of dynamic passwords, which provides a significant increase in system performance, throughput and scalability; and

•	Generation of a synchronous dynamic password on a smart card processor using a time-based variable as input, which provides a higher level of security than alternative implementations that generate a password by removing secrets from the card.

In addition to the patents granted in the United States, we have been granted patents or have pending patent applications on these inventions in Europe, Australia, Canada, Mexico, Taiwan, Singapore, Hong Kong and Japan. The three U.S. patents expire at various dates ranging from 2011 to 2018. The foreign patents on these inventions expire at various dates ranging from 2006 to 2018.

We also have 180 pending patent applications worldwide, of which 80 have been filed in the U.S., relating to our recently introduced and planned products focused on multi-function applications, development of secure network connections between the server and personal computing devices and pre- and post-issuance management of these applications on multiple personal computing devices, secure key management and biometric technology.

Backlog

Our customers typically require prompt delivery of our products and as such, our product revenue is generally booked and shipped in the same quarter. Our backlog is not material at any point in time and is not indicative of future revenue. The timing and volume of customer orders are difficult to forecast and are typically made pursuant to standard purchase orders that can be rescheduled, reduced or cancelled prior to shipment without significant penalty.

Manufacturing, source of supply and quality control

We have established relationships with hardware assemblers and multinational software reproducers. Our suppliers include IDT and ATM in Hong Kong for hardware assembly and Metatec in The Netherlands for software reproduction. We place purchase orders with these manufacturers and suppliers, the terms of which are negotiated on an order-by-order basis. Additionally, we have outsourcing arrangements for product warehousing and fulfillment services. Our global production and distribution capacity supports our current requirements and can easily be increased by augmenting existing production lines with current suppliers. We maintain ownership of all manufacturing tools, molds and software, supply all critical components and define all manufacturing processes and quality control plans, thereby granting us the ability to relocate the manufacturing process should any unforeseen interruption occur.

Software.    Our software products, such as ActivCard Gold and ActivPack for Windows NT, are produced and packaged in Suresnes, France and Breda, The Netherlands. High capacity CD-ROM replication, full-service kit assembly, warehousing, and direct-to-user product fulfillment is provided by Metatec in The Netherlands.

Hardware.    ActivCard hardware, including tokens, smart card readers, and the ActivReader trusted terminal/smart card reader are assembled by our Hong Kong and Shanghai-based manufacturers at facilities that are either ISO9000 and ISO9002 or are in the process of becoming certified. ISO9000 refers to the international guidelines on quality management and system elements established by ISO (International Organization for International Standardization), an international body of normalization organizations. ISO9002 is a quality assurance model used by companies that design, produce, install, inspect and test service items. Our hardware products are shipped directly to distribution partners, customers or to corporate warehouses in Hong Kong; Singapore; Fremont, California and Suresnes, France for subsequent distribution.

Suppliers.    Our products are designed and built with high quality standard parts and components. Our current suppliers include Samsung, OKI, Maxim and Siemens AG. We generally maintain a three-month supply of critical components, including microcontrollers, LCDs and transistors. The relationships with our suppliers of critical components have existed for over three years and we have not suffered any material breaks in supply during that period. We currently purchase smart cards from Schlumberger and, PCMCIA smart card readers and USB Smart Card Readers from SCM Microsystems.

Quality Control.    We maintain strict internal and external quality control processes, which are performed during product design, production and acceptance. We contract with SGS (Switzerland) to assure that our quality control specifications are adequately met at various levels from inventory audits to final product inspections. During 2001, we fully implemented a computer-assisted production and inventory management system to increase quality as production volumes advance.

Competition

The network security industry is highly competitive and evolving, and we may be unable to compete successfully in the future, which may harm our business. We compete in numerous markets, including:

•	Digital identification;

•	Network access control;

•	Personal credential security; and

•	Smart card, biometric and token-based network applications and authentication.

These markets are characterized by rapidly changing technology and industry standards, evolving user needs and the frequent introduction of new products. We believe that the principal factors affecting competition in our markets include product functionality, performance, scalability, flexibility and features of products, use of open standards technology, quality of service and support, reputation and price.

Many of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, technical and marketing resources than we have. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than we can. In addition, certain of our competitors may determine, for strategic reasons, to consolidate, to substantially lower the price of their products or to bundle their products with other products, such as hardware products or other software products. We expect that there will be additional consolidation in the digital identity market and such consolidation may materially adversely impact our competitive position. In addition, current and potential competitors have established or may establish financial or strategic relationships among themselves, with existing or potential customers, resellers or other third parties. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We may not be able to compete successfully against current and future competitors. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially adversely affect our business, operating results and financial condition.

Our competitors include, among others, RSA Security, Inc., a token and network security manufacturer and cryptographic technology supplier; SSP—Litronic Division, a supplier of data security products and services; Datakey, Inc., makers of proprietary smart cards and token solutions; Gemplus S.C.A., a smart card manufacturer; and Vasco Data Security, Inc., a token manufacturer and supplier. In addition, we expect additional competition from other emerging and established companies.

We intend to leverage our financial strength by investing in the development of a broader product offering for our customers. We will focus on providing our customers with a comprehensive card issuance, management and smart card middleware software suite with advanced functionality and features in all of our products.

Employees

On March 31, 2003, we had 297 employees, of whom 146 were engaged in research, development, quality assurance and third-line support, 97 were engaged in marketing, sales and customer support, 12 were engaged in operations, 29 were engaged in general administration and 13 were engaged in corporate and IT functions. As of March 31, 2003, 134 employees, including our executive officers, were located in North America, 131 were based in Europe and 32 were based in the Asia/Pacific region. We consider our relationships with our employees to be satisfactory and we are not a party to any collective bargaining agreement.

The future success of our operations depends in large part on our ability to recruit and retain senior management, engineers, marketing, sales and service professionals and other key personnel. Qualified employees are in great demand across each of these disciplines, and there can be no assurance that we will be successful in retaining or recruiting key personnel.

Environmental Matters

Neither compliance with federal, state and local provisions regulating discharge of materials into the environment, nor remedial agreements or other actions relating to the environment, has had, or is expected to have, a material effect on our capital expenditures, financial condition, results of operations or competitive position.

Facilities

Our principal administrative, research and development, sales, marketing and support facilities consisted of 40,000 square feet of leased office space in Fremont, California; 12,000 square feet of leased office space in Suresnes, France; 15,000 square feet of leased office space in Ottawa, Canada; 2,500 square feet of leased office space in Centreville, Virginia; 2,200 square feet of leased office space in Montpellier, France; and 2,300 square feet leased space in Melbourne, Australia. We occupy these premises under leases and sub-leases expiring in February 2011, June 2006, June 2008, June 2003, June 2005 and November 2004, respectively. In February 2002 and June 2002, we vacated approximately 12,281 square feet, 2,700 square feet and 11,700 square feet of leased facilities in Fremont, California, Suresnes, France and Melbourne, Australia, respectively. We are currently seeking to sublet the vacated space in Fremont, California and Suresnes, France and have successfully sublet the vacated office space in Melbourne, Australia. In April 2003, we entered into a lease for office space in Centreville, Virginia for 4,974 square feet to replace our existing office lease, which expires in June 2003. The new lease commences on occupancy and expires in July 2010.

The lease of our office in Suresnes, France, may, at our option, be terminated on June 30, 2003 without penalty. We also lease, pursuant to short-term leases, facilities in Singapore, primarily as offices for our sales force and technical support personnel. We believe that our facilities are adequate for our current operations.

Legal proceedings

In the ordinary course of business, we are, from time to time, named as defendant in various legal proceedings. We maintain comprehensive liability insurance and believe that our coverage is sufficient to ensure that we are adequately protected from any material financial loss as a result of any legal claims made against us.

In March 2002, we filed a lawsuit in the United States District Court, District of Delaware, against Vasco Data Systems International alleging infringement of U.S. patent no. 5,937,068 entitled “System and Method for User Authentication Employing Dynamic Encryption Variables”, which was issued by the U.S. Patent and Trademark Office on August 10, 1999. The complaint also alleges false designation of origin in violation of the Lanham Act and common law trade dress infringement. In May 2002, Vasco filed a response to our complaint and filed counterclaims, including claims of non-infringement and patent invalidity. The parties are still in the discovery process and a trial date has been tentatively set for June 2004.

In May 2003, we filed suit in the United States District Court, District of Delaware, against certain former shareholders of Authentic8 International Inc. alleging, among other things, breaches of certain representations and warranties set forth in the agreement pursuant to which we acquired Authentic8. This matter is in early stages and no response has yet been filed to the complaint.

Litigation carries a number of significant risks, is often unpredictable and can be very expensive, even if resolved in our favor. Litigation may also divert the attention of management and deplete other resources.

Market Price and Dividend Information

ActivCard Corp.’s common stock began trading on the Nasdaq National Market and Nasdaq Europe under the symbol “ACTI” on February 4, 2003, following completion of the change in domicile. Prior to the change in domicile, ActivCard S.A. common shares were quoted on Nasdaq Europe and the ADSs were quoted on the Nasdaq National Market, both under the symbol “ACTI”. The listings for ActivCard S.A.’s securities on Nasdaq Europe and the Nasdaq National Market terminated on February 4, 2003 and there is currently no public market for these securities. See “Market for Registrant’s Common Equity and Related Shareholder Matters” beginning on page 114.

Directors and executive officers

Set forth below is certain information regarding the directors and executive officers of ActivCard Corp. as of May 23, 2003. ActivCard Corp. does not expect there to be any changes to in its directors or executive officers following completion of the exchange offer.

Name	Age	Principal Position(s)
Steven Humphreys	42	Director, Chairman and Chief Executive Officer
Yves Audebert	47	Director, Vice Chairman, President and Chief Operating Officer
William Crowell(2)	62	Director
Clifford Gundle(2)	67	Director
Montague Koppel(1)(2)(3)	74	Director
Kheng Nam Lee(3)	55	Director
James E. Ousley(1)(2)(3)	57	Director
Richard White(1)	49	Director
Blair Geddes	39	Chief Financial Officer
Tad Bogdan	49	Senior Vice President, Worldwide Sales and Customer Support
Dominic Fedronic	40	Senior Vice President, Engineering
Michele Dundas-Macpherson	40	Senior Vice President of Operations and Services

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.
(3)	Member of Nominating Committee.

Steven Humphreys joined ActivCard in October 2001 as Chief Executive Officer and a member of the Board of Directors. In January 2002, Mr. Humphreys became Chairman of the Board of Directors of ActivCard. Since 2000, Mr. Humphreys has served as non-executive Chairman of the Board of Directors of SCM Microsystems. Prior to joining ActivCard, Mr. Humphreys served in various roles at SCM Microsystems including President, Chief Executive Officer and Chairman of the Board of Directors from 1996 to 1999. From 1994 to 1996, Mr. Humphreys was President of Caere Corporation, an optical character recognition software and systems company. Prior to that, Mr. Humphreys held several senior management positions at General Electric. In addition to serving on the Boards of ActivCard and SCM Microsystems, Mr. Humphreys also serves on the Boards of SevenMountains Software AS and MagnaWare, Inc., as well as the advisory boards of TVM IV, Index Ventures, Osprey and other venture funds. Mr. Humphreys earned a B.S. degree from Yale University and M.S. and M.B.A. degrees from Stanford University.

Yves Audebert co-founded ActivCard in 1985 and has served as a director since that time. Mr. Audebert is currently the President, Chief Operating Officer and Vice Chairman of the Board of Directors. Prior to his appointment as President of ActivCard in March 2001, Mr. Audebert served as Chief Technology Officer and Vice Chairman of the Board of Directors since 1985. From ActivCard’s inception in 1985, Mr. Audebert has served at times as Chairman, President and Chief Executive Officer. From 1980 to 1985, Mr. Audebert was responsible for developing shipboard fiber optic systems at Thomson-CSF, a French defense company. Mr. Audebert holds an engineering diploma from the Ecole Polytechnique de Paris and an advanced diploma from the École Supérieure des Télécommunications in France.

William Crowell was elected to the Board of Directors in February 2003 following our change of domicile. Mr. Crowell served as President and Chief Executive Officer of Cylink Corporation from November 1998 until February 2003. Mr. Crowell also served as a Director of Cylink from 1999 until February 2003. Mr. Crowell joined Cylink in January 1998 as Vice President, Product Development and Strategy. Prior to joining Cylink, Mr. Crowell served as Deputy Director at the National Security Agency from 1994 to 1997 and also served as Vice President of the Atlantic Aerospace Electronics Corporation. Mr. Crowell also serves as the Chairman of the President’s Export Council Subcommittee on Encryption. Mr. Crowell holds a B.A. degree in Political Science from Louisiana State University.

Clifford Gundle joined the Board of Directors of ActivCard in 1999 and has over 40 years of international experience in business ownership and executive positions. Mr. Gundle founded and ran numerous manufacturing and investment companies in South Africa, the United States and the United Kingdom, which are listed on the Johannesburg, American, London and Irish stock exchanges. Mr. Gundle is a member of the Dean’s Council of Harvard University.

Montague Koppel joined the Board of Directors of ActivCard in 1998. Since 1982, Mr. Koppel has worked as an international legal consultant. Previously, Mr. Koppel was a trial and commercial lawyer in South Africa and served on the Board of Directors of Flextech plc from 1986 until its merger with Telewest plc in 2000.

Kheng Nam Lee joined the Board of Directors of ActivCard in 1999 and currently serves as President and Executive Director of Vertex Venture Holdings Ltd., a venture capital investment and fund management group. In 1983, Mr. Lee joined Singapore Technologies., a conglomerate with business interests in engineering, technology, infrastructure and logistics, property and financial services. Mr. Lee has been responsible for strategic investments in new technologies and venture capital investments for Singapore Technologies. Mr. Lee serves as a director for several companies within the Singapore Technologies Group as well as other Nasdaq-listed companies, including Gemplus International S.A. and GRIC Communications Inc., as well as private companies including InnoMedia Pte. Ltd. and United Test and Assembly Center. Mr. Lee formerly served as a Director on the board of Centillium Technology Corporation and Chartered Semiconductor Manufacturing Ltd. Prior to joining the Singapore Technologies Group, Mr. Lee was with NatSteel Group as the Manager of the Project Development Department and the Ministry of National Development, where he was Deputy Director of

Planning. Mr. Lee holds a Bachelor of Science degree in Mechanical Engineering (First Class Honors) from Queen’s University, Canada, a Master of Science degree in Operations Research & Systems Analysis from the U.S. Naval Postgraduate School and a Diploma in Business Administration from the University of Singapore.

James E. Ousley joined the Board of Directors of ActivCard in 1996. He is currently the President and Chief Executive Officer of Vytek Corporation. From September 1991 to August 1999, Mr. Ousley served as President and CEO of Control Data Systems before being acquired by British Telecommunications in August 1999. Mr. Ousley serves on the Boards of Vytek, SAVVIS, Bell Microproducts, Norstan and Datalink. Mr. Ousley holds a Bachelor of Science degree from the University of Nebraska.

Richard White was elected to our Board of Directors in February 2003 following our change of domicile. From 1985 until 2002, Mr. White served as a Managing Director of CIBC Capital Partners as well as a Managing Director and General Partner of its predecessor by acquisition, Oppenheimer and Co., Inc. Mr. White is a certified public accountant and holds an undergraduate degree in Economics from Tufts University and an M.B.A. degree in Finance and Accounting from Wharton Graduate School of the University of Pennsylvania. Mr. White also serves as a director of G-III Apparel Group, Ltd. and Midway Games, Inc.

Blair Geddes joined ActivCard in October 2000 and was appointed Chief Financial Officer in January 2001. From November 1998 to October 2000, Mr. Geddes served as Vice President, Finance and Chief Financial Officer of the Network Access Product Unit of Ericsson Data Networks and IP Services. From December 1995 to October 1998, Mr. Geddes served as Vice President, Finance, Chief Financial Officer and Corporate Secretary of Advanced Computer Communications, a supplier of Network Access Equipment. From January 1990 to November 1995, Mr. Geddes served in various senior financial roles at Newbridge Networks, a leading supplier of ATM switches and digital networking products. Mr. Geddes is a Chartered Accountant and holds a Bachelor’s degree in Business Administration from Brock University, St. Catharines, Canada.

Tad Bogdan joined ActivCard in December 2001 as Senior Vice President, Worldwide Sales and Customer Support. From March 2001 to November 2001, Mr. Bogdan served as Senior Vice President of Global Accounts and Enterprise Marketing at MobileWay, a wireless technology and services company. From August 1998 to November 2000, Mr. Bogdan served as Senior Vice President of Sales at Brodia, a digital wallet company providing online credential management solutions for major financial institutions. Mr. Bogdan was also a founding member of Brodia. From August 1996 to July 1998 and from July 1984 to September 1991, Mr. Bogdan served in various senior sales and business development positions at Sun Microsystems. From October 1991 to July 1996, Mr. Bogdan served as Director, Sales at Tadpole Technology and Vice President, Sales at Tricord Computers. Mr. Bogdan holds a Bachelor of Science degree in Mathematics from Tulane University in New Orleans.

Dominic Fedronic joined ActivCard in November 1995 and is currently serving as Senior Vice President, Engineering. Mr. Fedronic has served in various roles at ActivCard including Technical Manager, Technical Support Manager and Sales Consultant. From 1992 to 1995, Mr. Fedronic served in various senior sales engineering, solutions engineering and technical support positions at Société Force-Informatique S.A. From 1987 to 1992, Mr. Fedronic served as Research Assistant in the Data Analysis Group in a European Molecular Biology Laboratory. Mr. Fedronic holds a Master’s degree in Telecommunications Engineering from Paris-Nord University, France.

Michele Dundas-Macpherson joined ActivCard in October 2002 and is currently serving as Senior Vice-President of Operations and Services. Prior to ActivCard, Ms. Macpherson led the Silicon Valley office of Celtic House, a $250M venture capital firm. Previously, Ms. Macpherson held various senior positions at CSC Index and the Boston Consulting Group where she developed strategy and managed large-scale implementation projects for technology and financial services clients. Ms. Macpherson holds an M.B.A. degree from Stanford University and a Bachelor of Applied Science degree in Electrical Engineering from the University of Waterloo, Canada.

None of ActivCard Corp.’s directors or executive officers has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. There are no familial relationships between any of the directors and executive officers.

Board Committees

ActivCard Corp. currently has standing an Audit Committee, Compensation Committee and Nominating Committee. The principal functions of each of these committees are described below.

The Audit Committee, which currently consists of Messrs. Ousley, Koppel and White, reviews the Company’s financial statements and systems of internal accounting controls, the professional services provided by our independent accountants and the independence of our accountants. The Audit Committee also reviews such other matters regarding the Company’s accounting, auditing and financial reporting practices and procedures as it may find appropriate or that may be brought to its attention. The Audit Committee has adopted a written charter, a copy of which has been filed with ActivCard Corp.’s proxy statement for its 2003 Annual Meeting of Stockholders. Each of the Audit Committee members meets the independence requirements set forth by the National Association of Securities Dealers.

The Compensation Committee, which currently consists of Messrs. Crowell, Gundle, Koppel and Ousley, reviews and recommends to the Board of Directors compensation for the Company’s executive officers and administers the ActivCard Corp.’s 2002 Stock Option Plan. In addition, the Compensation Committee consults with management regarding benefit plans and compensation policies and practices.

The Nominating Committee, which currently consists of Messrs. Koppel, Lee and Ousley, reviews the credentials of proposed members of the Board of Directors, either in connection with filling vacancies or the election of directors at each Annual Meeting of Stockholders, and presents its recommendations to the Board of Directors.

Director Compensation

In 2002, ActivCard Corp. awarded each non-employee director an option to purchase 50,000 shares of common stock and an option to purchase 5,000 shares of common stock for each committee of the Board that the non-employee director serves upon. Each of the options were granted at an exercise price equal to the fair market value of our common stock on the date of grant.

Beginning May 2003, ActivCard Corp. will pay non-employee directors an annual retainer of $12,000 and a fee of $2,000 for each board meeting attended. Each director serving as a committee chair will receive an additional payment of $5,000 annually, and committee members will receive $500 for each committee meeting attended in person and $250 for each committee meeting attended telephonically. Additionally, each non-employee director will receive an annual option grant of 10,000 shares under the ActivCard Corp. 2002 Stock Option Plan.

Executive Compensation

The following table sets forth certain summary information concerning the compensation paid to the ActivCard Chief Executive Officer and each of the four other most highly compensated executive officers of ActivCard for the year ended December 31, 2002 (hereinafter referred to as the “named executive officers”) for the three most recent fiscal years.

		Annual Compensation		Long-term Compensation
Name and Principal Position(s)‡	Year	Salary	Bonus	Securities Underlying Options (#)	All Other Compensation*
Steven Humphreys	2002	$300,000	$255,000	—	$3,516
Chief Executive Officer	2001	$51,154	$40,000	1,250,000	$586
	2000	—	—	—	—
Yves Audebert	2002	$233,280	$120,000	—	$3,036
President, Chief Operating Officer	2001	$264,494	$216,640	250,000	$2,916
	2000	$211,094	$208,000	25,000	$3,120
Tad Bogdan	2002	$150,000	$132,878	—	$3,516
Senior Vice President, Sales and	2001	$12,500	—	100,000	$294
Customer Support	2000	—	—	—	—
Blair Geddes	2002	$194,167	$120,000	100,000	$2,592
Chief Financial Officer	2001	$185,000	$55,500	95,000	$2,592
	2000	$44,946	$13,685	60,000	$708
Dominic Fedronic	2002	$161,500	$50,000	50,000	$2,100
Senior Vice President, Engineering	2001	$156,369	$30,800	—	$2,100
	2000	$149,683	$30,800	20,951	$3,012

‡	Messrs. Humphreys and Bogdan joined ActivCard in October and December 2001, respectively, and Mr. Geddes joined ActivCard in October 2000.
*	“All Other Compensation” for each officer consists of premiums paid for term life insurance policies.

Fiscal 2002 Stock Option Grants

The following table sets forth certain information regarding stock options ActivCard granted in fiscal 2002 to the named executive officers. The potential realizable value illustrates the hypothetical value that might be realized upon exercise of the options immediately prior to the expiration of their terms, assuming the specified compounded rates of appreciation of our stock price from the date of grant to the end of the option term. These assumed rates comply with the rules of the Securities and Exchange Commission. There can be no assurance that the assumed gains reflected in this table will be achieved.

Name	Number of Shares Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option term(1)
					5% ($)	10% ($)
Steven Humphreys	—	—	—	—	—	—
Yves Audebert	—	—	—	—	—	—
Tad Bogdan	—	—	—	—	—	—
Blair Geddes	100,000	14%	$7.75	10/29/09	$428,071	$891,153
Dominic Fedronic	50,000	7%	$7.75	10/29/09	$214,035	$445,577

(1)	Options become exercisable with respect to 25% of the underlying shares on the first anniversary of the grant date and then with respect to 2.05% percent of the underlying shares each month thereafter.

Aggregated Option Exercises in Last Fiscal Year

The following table sets forth certain information with respect to the exercise of options during the last fiscal year and the value of ActivCard options held by the named executive officers as of the end of fiscal 2002.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Shares Underlying Unexercised Options at Fiscal Year End (#)		Value of Unexercised in the-money Options at Fiscal Year End (1)($)
			Exercisable	Unexercisable
Steven Humphreys	—	—	364,583	885,417	$637,500
Yves Audebert	—	—	351,573	98,927	$711,810
Tad Bogdan	—	—	25,000	75,000	—
Blair Geddes	—	—	62,083	192,917	$80,000
Dominique Fedronic	—	—	86,358	68,397	$274,816

(1)	The value of the in-the-money options represents the difference between (A) $8.55, our closing stock price on December 31, 2002, and (B) the respective exercise price for each option, multiplied by the number of shares of common stock underlying each respective option.

Equity Compensation Plan Information

The following table provides a summary of all outstanding stock option plans as well as stand-alone stock options, warrant and purchase rights granted to our employees, officers, directors or consultants as of December 31, 2002.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)(1)
Equity compensation plans approved by security holders(2)	6,686,282	$9.85	2,710,218
Equity compensation plans not approved by security holders	—	—	—
Total	6,686,282	$9.85	2,710,218

(1)	ActivCard Corp. has reserved a total of 8,600,000 shares of common stock for issuance under its 2002 Stock Option Plan. In connection with the change in domicile completed February 3, 2003, 5,889,782 of these shares were reserved for issuance upon the exercise of substitute options granted to former option holders of ActivCard S.A.
(2)	Represents a total of 5,889,782 shares issuable upon exercise of outstanding stock options with a weighted-average exercise price of $9.95 and 796,500 shares issuable upon exercise of outstanding director warrants with a weighted-average exercise price of $9.10.

Employment contracts

In October 2001, we entered into an employment agreement, which is terminable at-will, with Steven Humphreys, our Chief Executive Officer. This agreement provides Mr. Humphreys with an annual base salary of $300,000 and an annual bonus of up to $300,000, to be awarded if Mr. Humphreys is able to meet certain established performance goals. If Mr. Humphreys is terminated without cause, he will be entitled to a period of post-employment termination payments in the amount equal to his base salary and benefits for a period of twelve months following termination. Additionally, Mr. Humphreys is entitled to accelerated vesting of his initial stock option grant in the event of certain corporate transactions resulting in a change in control of the Company.

Pursuant to a September 2000 employment offer letter, Blair Geddes, Chief Financial Officer, is entitled to receive post-employment termination benefits in the amount of six months base salary if he is terminated without cause. In addition, in April 2001, the Board of Directors approved an amendment to Mr. Geddes’s offer letter to provide for accelerated vesting of his options in the event that he is terminated following a change in control of the Company.

Pursuant to an October 2002 employment offer letter, Michele Dundas-Macpherson, Senior Vice-President of Operations and Services, is entitled to receive post-employment termination benefits in the amount of six months base salary, if she is terminated without cause. In addition, Ms. Macpherson’s offer letter provides for accelerated vesting of her options in the event that she is terminated following a change in control.

The Company’s 2002 Stock Option Plan provides that in the event of a change in control of the Company, the Compensation Committee or Board of Directors may elect to accelerate some or all of the outstanding option awards granted under the plan.

Indemnification

ActivCard Corp.’s certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

ActivCard Corp.’s bylaws provide that ActivCard Corp. will indemnify its directors, officers, employees and other agents to the fullest extent permitted by law. ActivCard Corp. believes that indemnification under its bylaws covers at least negligence and gross negligence on the part of indemnified parties. ActivCard Corp.’s bylaws also permit ActivCard Corp. to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to ActivCard Corp., regardless of whether its bylaws permit such indemnification.

ActivCard Corp. intends to enter into separate indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in the bylaws. These agreements, among other things, provide that ActivCard Corp. will indemnify the directors and executive officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s services as a director or executive officer, or any of ActivCard Corp.’s subsidiaries or any other company or enterprise to which the person provides services at ActivCard Corp.’s request. ActivCard Corp. believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

There is no pending litigation or proceeding involving a director or executive officer of ActivCard Corp. as to which indemnification is required or permitted, and ActivCard Corp. is not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Certain Relationships and Related Transactions

On October 22, 2001, the board of directors of the U.S. subsidiary of ActivCard S.A. approved a full-recourse loan to Mr. Audebert, President and Chief Operating Officer, in the amount of $2.7 million. The loan accrued interest at a rate of 3.5% per annum and was due October 21, 2002. The loan was secured by 867,800 shares of ActivCard S.A. held by Mr. Audebert. The board of directors approved the loan to provide Mr. Audebert with liquidity to settle debts related to personal investments. At the time, the board of directors believed the ActivCard S.A. shares were relatively illiquid and that the sale of Mr. Audebert’s shares would artificially depress our stock price. The loan was not otherwise used to benefit the company. The loan and accrued interest were repaid in full on November 13, 2002.

The terms of the loan were comparable to that which Mr. Audebert could have obtained from a non-affiliated lender at the time the loan was made with the exception of the interest rate. Accordingly, we recorded a compensation expense in the amount of $90 thousand in the year ended December 31, 2002. Compensation expense was calculated as the difference between the interest rate that Mr. Audebert received from ActivCard and the rate Mr. Audebert would have received from a non-affiliated lender, which we estimated at 7.5% per annum. The interest received by ActivCard from the loan to Mr. Audebert was higher than that which we were receiving from our interest-bearing cash and short-term investments. Our interest-bearing cash and short-term investment balances earned interest at rates ranging from 1.70% to 2.70% during the period that the loan was outstanding.

In the first quarter of fiscal 2003 and the year ended December 31, 2002, ActivCard purchased approximately $2.0 million and $2.6 million of smart card readers from SCM Microsystems, Inc., respectively. Steven Humphreys, the Chairman and Chief Executive Officer of ActivCard Corp. and ActivCard S.A., also serves as the Chairman of SCM. We believe that the terms of these purchases are no less favorable to us than those that could have been obtained from an unrelated party.

Description of ActivCard Corp. capital stock

The authorized capital stock of ActivCard Corp. consists of 75,000,000 shares of common stock, $.001 par value per share, and 10,000,000 shares of preferred stock, $.001 par value per share.

ActivCard Corp. common stock

As of April 30, 2003, there were 39,984,110 shares of ActivCard Corp. common stock issued and outstanding. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders of ActivCard Corp., including the election of directors. Subject to any preferential rights of the preferred stock, the holders of common stock are entitled to receive dividends, when and if declared by the board of directors, out of assets legally available for the payment of dividends. In the event of any dissolution, liquidation of winding up of ActivCard Corp., the holders of the common stock are entitled to receive all remaining assets of the corporation after payment of liabilities, subject to any preferential amounts distributed to the preferred stock.

Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the ActivCard Corp. common stock. All shares of common stock are, and the shares of common stock offered by ActivCard Corp. in this exchange offer, when issued and paid for, will be fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and maybe adversely affected by, the rights of the holders of shares of any series of preferred stock which the ActivCard Corp. board of directors may designate in the future.

ActivCard Corp. preferred stock

ActivCard Corp. has 10,000,000 shares of preferred stock authorized, none of which are outstanding. The ActivCard Corp. board of directors has the authority, subject to any limitations prescribed by law, without stockholder approval, to provide for the issuance of the preferred stock in one or more series, and by filing a certificate pursuant to Delaware corporate law, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions thereof.

The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of ActivCard Corp. ActivCard Corp. has no present plans to issue any shares of preferred stock.

Effect of certain provisions of ActivCard Corp.’s certificate of incorporation and bylaws and the Delaware anti-takeover statute

Certificate of Incorporation and Bylaws.    Some provisions of Delaware law and ActivCard Corp.’s certificate of incorporation and bylaws contain provisions that could make the following transactions more difficult:

•	acquisition of ActivCard Corp. by means of a tender offer;

•	acquisition of ActivCard Corp. by means of a proxy contest or otherwise; or

•	removal of ActivCard Corp.’s incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to promote stability in ActivCard Corp.’s management. These provisions are also designed to encourage persons seeking to acquire control of ActivCard Corp. to first negotiate with the board of directors.

•	Undesignated preferred stock. The ability to authorize undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of ActivCard Corp. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of the company.

•	Stockholder meetings. ActivCard Corp.’s charter documents provide that a special meeting of stockholders may be called only by the chairman of the board, the president, or by a resolution adopted by a majority of the board of directors.

•	Requirements for advance notification of stockholder nominations and proposals. ActivCard Corp.’s bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

•	Elimination of stockholder action by written consent. ActivCard Corp.’s certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

•	Rights. ActivCard Corp.’s certificate of incorporation gives the board of directors the ability to issue rights pursuant to Section 157 of the Delaware law.

•	Amendments. The amendment of any of the above provisions in ActivCard Corp.’s certificate of incorporation requires approval by holders of at least 66 2/3 % of the then outstanding common stock. In addition, any amendment of ActivCard Corp.’s bylaws by the stockholders requires approval by holders of at least 66 2/3% of the then outstanding common stock.

Delaware anti-takeover statute.    ActivCard Corp. is subject to Section 203 of the Delaware General Corporation Law. For a description of this provision, see “Comparison of Rights of Holders of Capital Stock—Anti-takeover provisions and interested stockholder transactions—ActivCard Corp” on page 57.

Transfer agent and registrar

The transfer agent and registrar of the ActivCard Corp. common stock is The Bank of New York and its telephone numbers are (800) 524-4458 for U.S. callers and (610) 312-5303 for overseas callers.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the consolidated financial statements of ActivCard S.A. for the years ended December 31, 2000, 2001 and 2002, the unaudited condensed consolidated financial statements of ActivCard S.A. for the three months ended March 31, 2003 and the unaudited condensed consolidated financial statements of ActivCard Corp. for the three months ended March 31, 2003 and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements based on its current expectations, assumptions, estimates and projections about our company and its industry. Our actual results could differ materially from those indicated in these forward-looking statements as a result of certain factors including, but not limited to, those discussed under the section titled “Risk Factors.” We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Overview

ActivCard Corp. was incorporated in the State of Delaware in August 2002 for the purpose of changing the domicile of the publicly listed company in the ActivCard group of companies, previously ActivCard S.A., from the Republic of France to the United States. On January 6, 2003 ActivCard Corp. commenced a registered public exchange offer in which holders of ActivCard S.A. securities were offered one share of ActivCard Corp. common stock for each ActivCard S.A. common share and each ActivCard S.A. American depositary share (“ADS”) duly tendered. The registered exchange offer closed on February 3, 2003 with 24,409,937 common shares and 15,417,729 ADSs exchanged for an equivalent number of shares of ActivCard Corp. common stock. The exchanged common shares and ADSs represented 94.8% of the outstanding securities of ActivCard S.A. The common shares and ADSs of ActivCard S.A. not exchanged have been reported as a minority interest on the consolidated balance sheet of ActivCard Corp. Unless indicated otherwise, references to “ActivCard”, “we”, “us” and “our” refer to the consolidated group of ActivCard group of companies.

The following discussion refers to the consolidated financial position, results of operations and cash flows for ActivCard S.A. for those periods preceding the change in domicile and to the consolidated financial position, results of operations and cash flows for ActivCard Corp. for those periods subsequent to the change. ActivCard Corp. currently does not have any assets or liabilities other than its investment in and receivable from ActivCard S.A. and its subsidiaries.

We develop, market and support digital identity solutions that enable our customers to issue, use and maintain digital identities in a secure, manageable and reliable manner. We market our solutions to the government, financial institutions, network service providers and enterprise customers directly through our own sales organization and indirectly through system integrators, resellers and original equipment manufacturers.

Until 2000, the majority of our revenues were comprised of hardware products such as ActivCard tokens and ActivReaders and, to a lesser extent, ActivPack authentication server software. In 1999, we began to focus development efforts on smart card related products, primarily in the form of software applications embedded on the smart card and client/server software to support multi-function capabilities including card issuance, provisioning and management of digital identities. In 2001 and 2002, 41% and 54% of revenues were derived from smart card related software, primarily from ActivCard Gold, ActivPack authentication server and license fees from product development agreements for the ActivCard Identity Management System and ActivCard Java Card Applets, respectively. In the first quarter of 2003 and 2002, revenues derived from smart card related software were 49% and 64%, respectively.

In 2000, Europe accounted for the majority of revenues, primarily from marketing our ActivCard Token products to European banks for secure network access and online banking applications. In 2001 and 2002 and for the first quarter of 2003, North America accounted for the majority of revenues, with accelerating deployments of our smart-card based software products, such as ActivCard Gold and the ActivCard Identity Management System, primarily to the U.S. Department of Defense.

We anticipate that the majority of our future revenue growth will be from marketing digital identity solutions, comprising the ActivCard Identity Management System, authentication servers, ActivCard Gold client software and ActivCard Java Card Applets on a smart card for purposes of providing network service providers and database administrators with identity issuance, usage, provisioning, life-cycle management and post-issuance management capabilities. As such, future development efforts will focus on software for the management of the smart card and mobile-related personal security devices.

Our revenues have historically been invoiced in U.S. dollars, although we do offer Euro-based pricing on our worldwide price list. Operating expenses for ActivCard companies outside the United States are paid in the local currency. We hedge our non-functional currency denominated assets and liabilities to mitigate the effects of exchange rate fluctuations on earnings.

An increasing proportion of our revenues comes from the U.S. government. U.S. government customers have historically demonstrated a tendency to increase purchases in the third quarter of a calendar year in connection with the end of the U.S. government fiscal year and decrease purchases in the fourth quarter of a calendar year. We have experienced this form of seasonality in the past and anticipate to experience this in the future, as well. As with many companies that have a substantial presence in Europe, we also experience seasonality in our business in the third quarter of the calendar year due to the traditional slowdown of economic activity throughout Europe in the summer months. If as anticipated, our revenues reflect an increasing proportion of software licenses in the future, we may experience another form of seasonality typical of other software companies. Software customers have a tendency to delay purchases until the fourth quarter as driven by an annual budgetary process. This typically causes first quarter revenues to be lower than the previous fourth quarter revenues. Although we have not experienced such seasonality in the past, we may in the future.

As a substantial proportion of our operating expenses are fixed, a small variation in the timing of recognition of revenue can cause significant variations in operating results from quarter to quarter.

Critical accounting policies

The discussion and analysis of our consolidated financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense during the reporting period. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, sales warranties and allowance for doubtful accounts, long-lived assets, goodwill and intangible assets, income taxes, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. However, the actual results could differ from those estimates.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue recognition

We derive our revenue primarily from:

•	The license of client and/or server software products, such as ActivCard Gold and Trinity secure sign-on software, ActivPack authentication server software, ActivCard Identity Management Systems and ActivCard Java Card Applets;

•	Software support and maintenance contracts;

•	Hardware products such as ActivCard Token, ActivReader and other smart card readers; and

•	License fees from product development agreements for customized and significantly modified software products.

Significant management judgments and estimates must be made and used in connection with the revenue recognized in any reporting period.

For all sales, we use a binding contract, purchase order or other form of documented agreement to evidence an arrangement with a customer. We do not include acceptance clauses for our shrink-wrapped software products such as ActivCard Gold. Acceptance clauses usually give the customer the right to accept or reject the software after we have shipped the product. However, we have provided certain customers with acceptance clauses for customized or significantly modified software products developed under product development agreements and, on occasion, for hardware products and client/server software products as well. In instances where an acceptance clause exists, we do not recognize revenues until the product is formally accepted by the customer in writing or the defined acceptance period has expired.

Revenues are derived primarily from the sale of software licenses, hardware and service agreements. We apply the provisions of Statement of Position 97-2 and related guidance. Revenues from software license agreements are generally recognized upon shipment, provided that evidence of an arrangement exists, the fee is fixed or determinable, no significant obligations remain and collection of the corresponding receivable is probable. In software arrangements that include hardware products, rights to multiple software products, maintenance and/or other services, we allocate the total arrangement fee among each deliverable, based on vendor-specific objective evidence of fair value of each element if vendor-specific objective evidence of each element exists. We determine vendor specific evidence of fair value of an element based on the price charged when the same element is sold separately. For an element not yet sold separately, vendor specific evidence of fair value of an element is established by management having the relevant authority as long as it is probable that the price, once established, will not change before separate introduction of the element in the marketplace. When arrangements contain multiple elements and vendor-specific objective evidence of fair value exists for all undelivered elements, we recognize revenue for the delivered elements based on the residual value method. For arrangements containing multiple elements wherein vendor specific objective evidence of fair value does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until vendor specific objective evidence of fair value exists or all elements have been delivered.

Revenue from the sale of hardware products, such as ActivCard tokens and ActivReader, is recognized upon shipment of the product, provided that no significant obligation remains and collection of the receivable is considered probable.

Post-contract customer support is recognized on a straight-line basis over the term of the contract.

Service revenues include revenues from training, installation or consulting. From time to time, we enter into agreements with customers that require significant production, modification or customization of software in addition to the provision of services. Where the services are essential to the functionality of the software element of the arrangement, separate accounting for the services is not permitted and contract accounting is applied to both the software and service elements. In these cases, revenue is recognized as the work is performed pursuant to the related contracts and the achievement of related milestones in accordance with the percentage of completion method based on input measures.

Service revenues are recognized separately from the software element when the services are performed if vendor-specific objective evidence of fair value exists to allocate the revenue to the various elements in a multi-element arrangement, the services are not essential to the functionality of any other element of the arrangement and the total price of the contract would vary with the inclusion or exclusion of the services.

We normally sell our products to customers with payment terms that are less than 60 days.

In certain specific and limited circumstances, we provide product return and price protection rights to certain distributors, resellers and end users. We generally recognize revenue from product sales upon shipment to resellers, distributors and other indirect channels, net of estimated returns or estimated future price changes. Our policy is to not ship product to a reseller or distributor unless the reseller or distributor has a history of selling our products or the end user is known and has been qualified by us. We have established a reasonable basis through historical experience for estimating future returns and price changes. Actual returns have not been material to date. Price protection rights typically expire after 30 days and have not been material to date.

Amounts billed in excess of revenue recognized are recorded as deferred revenue. Unbilled work-in-process is recorded as a receivable.

In September 2001, we licensed our authentication server software to VeriSign at or about the same time that we purchased software and services from VeriSign. This transaction was recorded at terms that we considered to be fair value. Although cash was exchanged in this transaction, we considered this a non-monetary transaction. For this transaction, we complied with Accounting Principles Board or APB Opinion No.29, “Accounting for Non-monetary Transactions”, and Emerging Issues Task Force or EITF issue No.01-02, “Interpretation of APB opinion No.29”, to determine whether the transaction was a monetary or non-monetary transaction. We recorded product revenues of $3.2 million in 2001 and billed $480 thousand in advance for maintenance and support for the twelve-month period commencing October 1, 2001. Software purchased from VeriSign in the amount of $3.0 million was capitalized as property and equipment and is being amortized on a straight-line basis over thirty-six months. In addition, we capitalized $908 thousand as prepaid expenses, which included maintenance and support, purchased digital certificates, license fees and prepaid training. The amounts included in prepaid expenses are charged to earnings as the services are provided or the certificates are consumed.

Sales warranties

Expenses associated with potential warranty claims are accrued at the time of sale, based on warranty terms and prior experience. We provide for the costs of warranty in excess of warranty coverage provided to us by the product assembly contractors. Our standard warranty period is ninety days for software products and one year for hardware products.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to pay outstanding amounts. The provision is based on factors that include account aging, historical bad debt experience, customer creditworthiness and other known factors.

Inventories

Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out method. Write-downs for slow-moving and obsolete inventories are provided based on historical experience and current product demand.

Purchase price allocations

In 2001, we completed the acquisition of three companies, all of which were accounted for using the purchase method of accounting. In January 2002, we established a wholly owned subsidiary in South Africa and acquired certain assets from two privately held companies based in South Africa. We allocated the purchase price to the assets acquired and liabilities assumed at the date of purchase based on their fair values. In order to determine fair values, we had to make assumptions regarding estimated future cash flows and make estimates based on other factors. In certain cases, an allocation was made to acquired in process research and development which was charged to operations, as the research and development did not have alternative future uses as of the date of the acquisition. The allocation of purchase price among long-lived assets, which are depreciated, in-process research and development, which is expensed at the time of acquisition and goodwill, which is not amortized starting January 1, 2002, but evaluated periodically for impairment, has a significant impact on both current and future operating results.

Valuation of goodwill, long-lived and other intangible assets

In assessing the recoverability of our goodwill, long-lived and other intangible assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges against these assets in the reporting period in which the impairment is determined. For identifiable long-lived assets, this evaluation includes an analysis of estimated future undiscounted net cash flows expected to be generated by the assets over their estimated useful lives. If the estimated future undiscounted net cash flows are insufficient to recover the carrying value of the assets over their estimated useful lives, we record an impairment charge in the amount by which the carrying value of the assets exceeds their fair value. Fair value for identifiable long-lived assets is generally determined based on discounted cash flows.

On February 15, 2002, as a result of changes in strategic plans, we executed a plan to dispose of the hosting operations of Authentic8. As a result of the changed circumstances, the estimates and assumptions for future cash flows from the hosting operation declined indicating that an impairment in the value of the related assets existed. Accordingly, we recorded a charge to earnings in the amount of $15.6 million in 2002, which included an impairment of the carrying value of goodwill and other intangibles of $15.0 million.

Under SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, we recorded an impairment write-down of $5.1 million in the fourth quarter of 2002 to adjust the carrying value of acquired intangible assets to their estimated fair market value as of December 31, 2002. The acquired intangible assets determined to be impaired consisted of developed and core technology, agreements, contracts, and trade names and trademarks. In the future, any additional impairment charge could be significant and could have a material adverse effect on our consolidated financial position and results of operations. At March 31, 2003, we had $12.7 million of goodwill and other intangible assets, which accounted for 4% of our total assets. At December 31, 2002, we had $12.9 million of goodwill and other intangible assets, which accounted for 5% of our total assets.

In June 2001, the FASB issued SFAS No.142, “Goodwill and Other Intangible Assets”. SFAS No.142 provides that goodwill resulting from a business combination will no longer be amortized to earnings but rather will be reviewed periodically for impairment in value. The provisions of SFAS No.142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS No.142 provided an exception to the prescribed date. Goodwill acquired after June 30, 2001 was subject to the non-amortization provisions. Accordingly, we amortized the goodwill resulting from acquisitions completed prior to June 30, 2001 on a straight-line basis over a five-year period from the acquisition dates to the end of the year. We did not amortize goodwill resulting from acquisitions completed subsequent to June 30, 2001. We adopted SFAS No.142 on January 1, 2002 and did not amortize any goodwill from the date of adoption. There was no impact from initial adoption of this standard on our consolidated financial position or results of operations. In December 2002, we performed an impairment test on the carrying value of goodwill and determined that no impairment existed. In the future, if any such impairment is determined to exist, the resulting charge could be significant and could have a material adverse effect on our consolidated financial position and results of operations.

Restructuring activities

We recorded charges of $947 thousand and $7.4 million in the three months ended March 31, 2003 and 2002, respectively, related to the execution of restructuring and business realignment plans. The plan executed in the first quarter of 2003 was a reduction of workforce consisting primarily of severance, outplacement and other costs. The restructuring and business realignment plan executed in the first quarter of 2002 also included facility exit costs. On February 5, 2002, we announced a restructuring and realignment of our business and cost structure. We were required to make significant estimates related to the subletting of facilities in Fremont, California and Melbourne, Australia. We recorded a charge of $8.6 million in 2002 related to a restructuring and business realignment plan, which consisted primarily of a reduction-in-work force and facility vacancy costs. Accounting pronouncements for restructuring costs in effect at the time required us to record provisions and charges when we had a formal and committed plan. Estimates related to sublease income are based on assumptions regarding expected vacancy periods required to locate and contract with suitable sublessees and current sublease market rates. In December 2002, we revised our estimate of expected sublease income and recorded an additional charge to earnings of $620 thousand. If the assumptions for these estimates change in the future due to changes in the market, the ultimate restructuring expenses for these facilities could vary by material amounts. In addition, we had to record estimated expenses for severance and outplacement costs. Our policies, as supported by current authoritative guidance, require us to continually evaluate the adequacy of the remaining liabilities under our restructuring initiatives. As management continues to evaluate the business, there may be additional charges for new restructuring activities, as well as changes in estimates to amounts previously recorded.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated With Exit or Disposal Activities”, which addresses financial accounting and reporting for costs associated with exit or disposal activities. The provisions of SFAS No. 146 require that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than when an entity commits to an exit plan as previously required. The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. There was no material impact from initial adoption of this standard on our consolidated financial position or results of operations.

Income taxes

We have a history of operating losses. These losses generated a sizable net operating loss carry-forward of approximately $85 million as of December 31, 2002. Generally accepted accounting principles in the United States of America require that we record a valuation allowance against the deferred tax asset associated with this net operating loss carry-forward if it is “more likely than not” that we will not be able to utilize it to offset future taxes. Due to the size of the net operating loss carry-forward in relation to our history of unprofitable operations, we have not recognized any of this net deferred tax asset. We currently provide for income taxes only to the extent that we expect to pay cash taxes (primarily state taxes and minimum taxes). It is possible, however, that we could be profitable in the future at levels which cause management to conclude that it is more likely than not that we will realize all or a portion of the net operating loss carry-forward. Upon reaching such a conclusion, we would immediately record the estimated net realizable value of the deferred tax asset at that time and would then provide for income taxes at a rate equal to the relevant current local tax rates rather than the 0% rate currently being used. Subsequent revisions to the estimated net realizable value of the deferred tax asset could cause the provision for income taxes to vary significantly from period to period, although our cash tax payments would remain unaffected until the benefit of the net operating loss carry-forward is utilized.

The above listing is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles in the United States of America, with no need for management’s judgment in their application. There are also areas in which management’s judgment in selecting any available alternative would not produce a materially different result. See our audited consolidated financial statements and notes thereto under “Financial Statements and Supplementary Data” starting on page F-15 which contain accounting policies and other disclosures required by U.S. GAAP.

Acquisitions

In January 2002, we established a wholly owned subsidiary in South Africa and acquired certain assets from two privately held companies based in South Africa. The underlying assets purchased and liabilities assumed comprised a business and as such, we used the purchase method of accounting to allocate the purchase price to the assets acquired. In 2001, we acquired three companies, all of which were accounted for using the purchase method of accounting. The results of operations of the acquired businesses have been included in our consolidated statement of operations from their respective acquisition dates. We did not complete any acquisitions in 2000.

ActivCard Asia Pte. Ltd.

On March 26, 2001, we acquired the remaining 20% interest in ActivCard Asia Pte. Ltd. (“ActivCard Asia”) for $111 thousand. ActivCard Asia is now a wholly owned subsidiary.

Safe Data System S.A.

On June 27, 2001, we acquired 100% of the outstanding shares of Safe Data System S.A. (“Safe Data”), a privately held developer of user authentication software based in Montpellier, France. We acquired Safe Data to replace its existing authentication server as well as to augment its engineering resources and customer base.

Authentic8 International Inc.

On April 10, 2001, we mutually agreed to terminate an initial agreement to combine with Authentic8 International Inc. (“Authentic8”), a privately held, Australian-based company offering an outsourced remote access authentication service for banks and service operators. In connection with this, we recorded a charge against earnings in the amount of $3.1 million, which consisted of $2.0 million in professional fees and $1.1 million in break-up fees. Subsequently, we acquired 100% of the outstanding shares of Authentic8 on September 7, 2001. We acquired Authentic8 to augment our technology and customer base as well as to acquire a managed authentication service model and obtain expertise associated with outsourcing a service.

American Biometric Company Ltd. (Ankari)

On November 13, 2001, we acquired 100% of the outstanding shares of American Biometric Company Ltd. (“Ankari”), a privately held company based in Ottawa, Canada. Ankari’s software framework provides organizations with the ability to verify network user access through the use of any combination of passwords, digital certificates, security tokens, smart cards and biometrics. We acquired Ankari to augment our technology, customer base and engineering resources.

ActivCard South Africa (Newshelf 650 Pty. Ltd)

In January 2002, we acquired certain assets from two privately held companies based in South Africa. The underlying assets purchased and liabilities assumed comprised a business that develops and markets biometric authentication systems and related software development kits. We acquired the assets to augment our technology and to establish a sales presence in South Africa.

Foreign currency

The consolidated financial statements are prepared in accordance with U.S. GAAP with the U.S. dollar as the reporting currency. In 2002, we established a presence in South Africa through the acquisition of ActivCard South Africa, and throughout 2001, we increased our presence in North America by investing in our U.S. subsidiary primarily by hiring employees engaged in sales, marketing and research and development activities and by acquiring Ankari, which was based in Canada. The acquisition of Authentic8 established a presence for our company in Australia, adding personnel, primarily in selling and managed services. In 2000, we also created a subsidiary in Japan and modestly expanded our presence in Singapore. For the year ended December 31, 2002, approximately one-half of our expenses were denominated in currencies other than the U.S. dollar. As such, our results are affected by year-over-year exchange rate fluctuations in foreign currencies relative to the U.S. dollar, but primarily in fluctuations in exchange rates between the U.S. dollar and the Euro. The effect on operating results from revenues and expenses denominated in currencies other than the U.S. dollar has not been material to date. In January and April 2001, we transferred to our U.S. subsidiary the majority of our U.S. dollar cash balances that were previously held in France, thereby substantially mitigating the effects on the results of operations that might be caused by exchange rate fluctuations between the Euro and the U.S. dollar. In September 2001, we implemented a foreign exchange hedging program to mitigate gains and losses resulting from exchange rate fluctuations on assets and liabilities held by ActivCard companies that were denominated in currencies other than the functional currency of the legal entity holding the related asset or liability. To achieve these objectives, we regularly enter into various short-term foreign currency forward contracts to offset these foreign exchange transaction gains and losses. At December 31, 2002 and March 31, 2003, we did not have any foreign currency forward contracts outstanding.

The following table sets forth the selected items from our consolidated statements of operations expressed as a percentage of total revenues for the periods presented:

	Year ended December 31,			Three months ended March 31,
	2000	2001	2002	2002	2003
Percentage of revenue
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	38.7%	30.7%	32.2%	32.4%	39.5%

Gross profit	61.3%	69.3%	67.8%	67.6%	60.5%

Operating expenses
Research and development	44.8%	58.5%	46.4%	61.1%	33.6%
Sales and marketing	86.6%	75.8%	47.6%	64.1%	39.4%
General and administrative	17.8%	13.9%	10.0%	11.4%	10.5%
Amortization of goodwill and other intangibles		2.4%	5.0%	6.9%	1.2%
Write-down of other intangible assets			12.2%
Other charges	0.7%	24.3%	26.3%	95.1%	16.8%

Total operating expenses	149.9%	174.9%	147.5%	238.6%	101.5%

Loss from continuing operations	(88.6%)	(105.6%)	(79.7%)	(171.0%)	(41.0%)
Non-operating income (expense)
Interest expense		(0.3%)
Interest income	86.7%	42.6%	12.5%	15.3%	9.5%
Foreign exchange gain	79.8%	11.2%	(1.1%)	0.3%	(1.7%)

Income (loss) from continuing operations before income taxes	77.9%	(52.1%)	(68.3%)	(155.4%)	(33.2%)
Income tax expense		(0.1%)	(0.2%)		(0.5%)
Minority interest					0.5%
Loss from discontinued operations		(1.3%)	(40.2%)	(194.9%)	(1.7%)

Net income (loss)	77.9%	(53.5%)	(108.7%)	(350.3%)	(34.9%)

RESULTS OF OPERATIONS

The results of operations discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations represent the results of ActivCard Corp. for the three months ended March 31, 2003 and ActivCard S.A. for the three months ended March 31, 2002 and for the years ended December 31, 2002, 2001 and 2000. ActivCard Corp. was incorporated in August 2002 and had no results from operations prior to February 3, 2003. Differences between the consolidated results of operations between ActivCard Corp. and ActivCard S.A. for the three months ended March 31, 2003 are summarized on page 94.

Comparison of the Three Months Ended March 31, 2003 and Three Months Ended March 31, 2002

Revenues

	Three months ended March 31,
	2003	2002	% Change
	(in thousands)
Hardware revenues	$5,485	$2,656	+107%
Software and maintenance revenues	7,582	5,509	+38%

	$13,067	$8,165	+60%

The increase in hardware revenues of 107% in the first three months of 2003 compared to the first three months of 2002 reflected increased demand from U.S. government agencies for smart card readers and corporate and financial institutional customers for our token-based products in Europe. The increase in software and maintenance revenues of 38% in the first quarter of 2003 compared to the first quarter of 2002 reflects our continued focus on smart card related products, primarily software applications embedded on the smart card and client/server software to support multi-function capabilities including card issuance, provisioning, usage and management of digital identities. The increase in software and maintenance revenues was achieved primarily in the United States with deployments of ActivCard Gold client software, the ActivCard Identity Management System and ActivCard JavaCard Applets by the U.S. Department of Defense.

Revenues by geographic region, expressed as a percentage of total revenues, are as follows:

	Three months ended March 31,
	2003	2002	% Change
	(% of total revenue)
North America	68%	64%	+4%
Europe	27%	35%	-8%
Asia	5%	1%	+4%

	100%	100%

Revenues by customer segment, expressed as a percentage of total revenues, are as follows:

	Three months ended March 31,
	2003	2002	% Change
	(% of total revenue)
Government	64%	55%	+9%
Financial	18%	33%	-15%
Corporate	18%	12%	+6%

	100%	100%

The increase in revenues in North America of 4% and the Government segment of 9% in the first quarter of 2003 compared to the first quarter of 2002 were the result of expanding deployments of smart card based digital identification by the U.S. Department of Defense. Revenues in North America consisted primarily of ActivCard Gold client software and related smart card readers and ActivCard Identity Management System sales sold indirectly through various system integrators into U.S. government agencies. European revenues were primarily related to ActivCard Token and ActivPack authentication server sales into European financial institutions for commercial and internal applications.

Gross margin

	Three months ended March 31,
	2003	2002	% Change
Hardware gross margin as a percentage of hardware revenues	31%	31%	—

Software and maintenance gross margin as a percentage of software and maintenance revenues	82%	85%	-3%

Total gross margin	60%	68%	-8%

Gross margin totaled $7.9 million and $5.5 million in the three months ended March 31, 2003 and 2002, respectively.

Total gross margin decreased 8% in the first quarter of 2003 compared to the first quarter of 2002 due to a shift in the product mix resulting in an increased proportion of hardware sales from lower margin reader sales. The software and maintenance gross margin percentage declined 3% in the first quarter of 2003 compared to the first quarter of 2002 as a result of increased costs of software support activities for our large government deployments.

Research and development expenses

	Three months ended March 31,
	2003	2002	% Change
	(in thousands)
Research and development expenses	$4,394	$4,988	-12%

Research and development expenses decreased 12% in the first quarter of 2003 compared to the first quarter of 2002 pursuant to our restructuring and business realignment activities executed during 2002 that included the reductions in headcount and relocation of certain development activities to lower cost locations.

In connection with the purchase of certain assets from two privately held companies based in South Africa in January 2002, the portion of the purchase price that was attributed to research and development assets was as follows (in thousands):

Developed and core technology	$182
Acquired in process research and development	68

Acquired research and development assets	$250

The values attributed to acquired in-process research and development assets were based on discounted estimated future cash flows on a project-by-project basis over periods ranging over four years for developed technologies and five years for core technologies and in process research and development. The discount rates used ranged from 20% to 25% for developed and core technology and 30% for in process research and development.

The nature of the research and development assets purchased from the two privately held South African companies related to biometric authentication systems and related software development kits. An initial limited version of the biometric authentication system allows developers and solution providers to offer enhanced fingerprint authentication. At the time of asset purchase, the product was released to a limited and controlled group of customers. The full-featured product was released to the general marketplace in April 2002 and generated revenues starting in the quarter ended June 30, 2002. No material additional development is planned. The cost to complete the development work was less than $25 thousand and related to completion of functionality and features.

The portion of the purchase price of the acquired assets that related to acquired research and development assets that had no alternative future use amounted to $68 thousand and was charged to operations as expense in the first quarter of 2002.

Sales and marketing expenses

	Three months ended March 31,
	2003	2002	% Change
	(in thousands)
Sales and marketing expenses	$5,147	$5,232	-2%

In the three months ended March 31, 2003, selling and marketing expenses decreased 2% compared to the three months ended March 31, 2002 as a result of headcount reductions implemented as part of our restructuring and business realignment plan and reduced marketing activities in 2002.

General and administrative expenses

	Three months ended March 31,
	2003	2002	% Change
	(in thousands)
General and administrative expenses	$1,374	$927	+48%

General and administrative expenses increased 48% in the first quarter of 2003 compared to the first quarter of 2002 as a result of increased professional fees related to the defense of our intellectual property and implementation of new regulatory reporting and compliance regulations.

Amortization of acquired intangible assets

	Three months ended March 31,
	2003	2002	% Change
	(in thousands)
Amortization of acquired intangible assets	$152	$566	-73%

The amortization of acquired intangible assets related primarily to the acquisitions of Safe Data and Ankari and decreased 73% in the first quarter of 2003 compared to the first quarter of 2002 as a result of an impairment write-down of $5.1 million in the fourth quarter of 2002 to adjust the carrying value of acquired intangible assets to their estimated fair value as of December 31, 2002. The amortization of acquired intangible assets consisted of the amortization of developed and core technology, agreements, contracts, trade names and trademarks.

Other charges

	Three months ended March 31,
	2003	2002	% Change
	(in thousands)
Other charges	$2,190	$7,771	-72%

Other charges for the respective comparative periods consisted of the following:

	Three months ended March 31,
	2003	2003
	(in thousands)
Acquired in process research and development	$—	$68
Amortization of deferred stock compensation:
Cost of revenue	10	7
Research and development	156	190
Sales and marketing	106	128
General and administrative	26	26
Restructuring and business realignment expenses	947	7,352
Re-incorporation expenses	945	—

	$2,190	$7,771

Acquired in-process research and development was $68 thousand in the first quarter of 2002 and related to the acquisition of ActivCard South Africa.

Amortization of deferred stock compensation amounted to $298 thousand and $351 thousand for the three months ended March 31, 2003 and 2002, respectively. These amounts relate to amortization of shares issued to certain employees of Safe Data who remained as employees of ActivCard, as well as amortization of deferred stock compensation related to options and warrants granted at exercise prices that were less than the fair value of our share price on the date of grant. The amount of deferred stock compensation of $2.2 million on March 31, 2003 will be amortized over the remaining vesting period on a straight-line basis through October 2005.

In 2002, we commenced consolidation of certain operations in order to enhance operational efficiency and reduce expenses and recorded restructuring and business realignment costs of $8.6 million, of which $7.4 million was recorded in the three months ended March 31, 2002. Restructuring and business realignment expenses consist of severance and other costs associated with the reduction of employee headcount of $2.6 million, and facility exit costs of $6.0 million, consisting primarily of approximately nine years of minimum lease payments due under certain excess facilities lease agreements, net of estimated sublease revenue. The severance costs were for 90 employees, of which 36 were employed in sales and marketing, 42 were employed in research and development, 7 were employed in general and administrative activities, 3 were employed in manufacturing and logistics and 2 were employed in corporate functions.

In the three months ended March 31, 2003 we took further measures to restructure our business and reduce our operating costs by implementing a reduction in workforce that resulted in the termination of 14 employees. Of the terminated employees, 7 were employed in sales and marketing, 6 were employed in research and development and 1 was employed in manufacturing and logistics. Charges for the reduction in workforce were $947 thousand and consisted of severance, outplacement and other termination costs.

Remaining cash expenditures of $4.9 million to complete the facility exit activities will be made over the eight-year period ending February 2011. We expect to make remaining cash payments of $200 thousand to complete the work force reduction by September 30, 2003.

In the first quarter of 2003, we incurred charges of $945 thousand related to the change in domicile of the publicly listed company in the ActivCard group from the Republic of France to the United States, which was completed in February 2003. The charges consisted primarily of share cancellation expenses and professional fees associated with the regulatory filings prepared in connection with the exchange offer and filed with the SEC and the Belgian Banking and Finance Commission. Total charges incurred to March 31, 2003 to complete the change in domicile were $1.9 million.

Interest income and expense

	Three months ended March 31,
	2003	2002	% Change
	(in thousands)
Interest expense	$—	$(7)	-100%

Interest income	$1,245	$1,249	0%

Interest expense in the three months ended March 31, 2002 related to loans and capital lease obligations assumed on the acquisition of Safe Data in 2001 that were repaid in 2002.

Interest income in the first quarter of 2003 was at the same level as the first quarter of 2002 as the effects of lower interest rates in effect during the first quarter of 2003 were offset by higher invested balances in short term investments.

Foreign exchange gains and losses

	Three months ended March 31,
	2003	2002	% Change
	(in thousands)
Foreign exchange (loss) gain	$(216)	$35	-717%

Foreign exchange gains decreased to a loss of $216 thousand in the first quarter of 2003 compared to the first quarter of 2002. The average exchange rate of the Euro relative to the U.S. dollar was 1.07 and 0.89 for the three months ended March 31, 2003 and 2002, respectively.

Income tax expense

	Three months ended March 31,
	2003	2002	% Change
	(in thousands)
Income tax expense	$(62)	$(1)	+6200%

Income tax expense in the three months ended March 31, 2003 and 2002 consisted of minimum annual franchise taxes in certain jurisdictions.

Minority interest

	Three months ended March 31,
	2003	2002	% Change
	(in thousands)
Minority interest	$49	$—	+100%

In first quarter of 2003, we completed the change in domicile of the publicly listed company in the ActivCard group, formerly ActivCard S.A., from the Republic of France to the United States. As a result of the change in domicile, a minority interest was created representing the approximately 5.2% of the outstanding common shares and American Depositary Shares of ActivCard S.A. not exchanged. In the first quarter of 2003, we recorded a reduction in the net loss of $49 thousand, which represented the minority shareholders’ interest in the net loss.

Discontinued operations

	Three months ended March 31,
	2003	2002	% Change
	(in thousands)
Loss from discontinued operations	$(228)	$(15,918)	-99%

On February 15, 2002, we executed a plan to dispose of the hosting operations of Authentic8. The assets and liabilities related to the hosting operations were classified as assets and liabilities held for sale on the consolidated balance sheet at December 31, 2002 and the charge to earnings classified as a loss from discontinued operations on the consolidated statement of operations for the three months ended March 31, 2002.

On February 12, 2003, the Company entered into an agreement with VeriSign for the disposition of the assets and certain liabilities of the hosting operations of Authentic8. The results of operations of the hosting activities to March 14, 2003, the effective date of the agreement with VeriSign, have been included in the loss from discontinued operations in the condensed consolidated statement of operations for the three months ended March 31, 2003.

The loss from discontinued operations related to the disposal of the hosting operations of the former Authentic8 was comprised of the following:

	Three months ended March 31,
	2003	2002
	(in thousands)
Revenue	$76	$15

Loss from discontinued operations consists of:
Operating loss	$228	$384
Other charges:
Impairment of goodwill	—	13,169
Impairment of other intangibles	—	1,818
Write-down of property and equipment	—	547

	$228	$15,918

Reconciliation between ActivCard Corp. and ActivCard S.A. results of operations

The consolidated statements of operations data and consolidated balance sheet data presented in this Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2003 and as at March 31, 2003, respectively, present the statement of operations and balance sheet data of ActivCard Corp. for those periods. The consolidated statement of operations and consolidated balance sheet data for ActivCard S.A. for those periods and dates are the same as ActivCard Corp., except as presented below:

Three months ended March 31, 2003
Statement of operations
Minority interest	$—
Net loss	(4,613)
Weighted average number of shares outstanding
Basic	41,954,924
Diluted	41,954,924

At March 31, 2003
Balance Sheet Data:
Total current liabilities	$17,056
Minority interest	—
Common shares	45,481
Additional paid-in capital	355,591
Shareholders’ equity	264,033

Comparison of Fiscal Years Ended December 31, 2000, 2001 and 2002

Revenues

	Year ended December 31,			% Change in
	2000	2001	2002	2001	2002
	(in thousands)
Hardware revenues	$12,398	$16,022	$14,844	+29%	-7%
Software and maintenance revenues	5,683	15,154	26,996	+167%	+78%

	$18,081	$31,176	$41,840	+72%	+34%

Hardware revenues are comprised of tokens, readers and cards.

Revenues by geographic region, expressed as a percentage of total revenues, are as follows:

	Year ended December 31,
	2000	2001	2002
North America	20%	51%	65%
Europe	76%	44%	31%
Asia	4%	5%	4%

	100%	100%	100%

Revenues by customer segment, expressed as a percentage of total revenues, are as follows:

	Year ended December 31,
	2000	2001	2002
Government	1%	26%	56%
Financial	76%	51%	26%
Corporate	23%	23%	18%

	100%	100%	100%

The increase in software and maintenance revenues of 78% in 2002 and 167% in 2001 reflects our continued focus on smart card related products, primarily software applications embedded on the smart card and client/server software to support multi-function capabilities including card issuance, provisioning, usage and management of digital identities. The increase in software and maintenance revenues in 2002 and 2001 was achieved primarily in the United States where we successfully marketed the ActivCard Gold client software, the ActivCard Identity Management System and ActivCard JavaCard Applets to the U.S. Department of Defense. The decline in hardware revenues of 7% in 2002 compared to 2001 reflected reduced demand from corporate and financial institutional customers for our token-based products in Europe, which did not carry over from 2001 when the same demand drove an increase in hardware revenues of 29% compared to 2000.

As a result of increased software license revenues, the amount of revenues from software maintenance and support contracts has increased to 9% of total revenues in 2002 compared to 4% of total revenues in 2001.

Revenues from North America accounted for $27.1 million or 65% of revenues in 2002, an increase of 70% over the $15.9 million or 51% of revenues in 2001. North American revenues in 2001 were 338% higher than 2000 revenues of $3.6 million, which represented 20% of revenues. Revenues from Europe accounted for $12.8 million or 31% of revenues in 2002, a decrease of 6% over the $13.7 million or 44% of revenues in 2001. European revenues in 2001 of $13.7 million were at the same level as 2000 revenues, which represented 76% of 2000 revenues. Revenues in North America consisted primarily of ActivCard Gold client software and ActivCard Identity Management System sales sold indirectly through various channel partners into the U.S. Department of Defense, while European revenues were primarily related to ActivCard Token and ActivPack authentication server sales into European financial institutions. Our customers have been deploying our solutions primarily to consolidate multiple security solutions and databases such as PKI, static passwords, building access and Symmetric Key Infrastructure solutions designed solely for remote network access login. European banks and financial institutions are using our company products to offer Internet and on-line banking capabilities to their customers.

Cost of revenues

	Year ended December 31,			% Change in
	2000	2001	2002	2001	2002
	(% of total revenue)
Cost of hardware revenues	32%	27%	20%	-5%	-7%
Cost of software and maintenance revenues	6%	4%	12%	-2%	+8%

	38%	31%	32%	-7%	+1%

Cost of revenues totaled $13.5 million in 2002 compared to $9.6 million for 2001. The 1% increase in cost of revenues as a percentage of sales in 2002 compared to 2001 reflects lower gross margins on software and maintenance, as described below. The cost of software and maintenance revenues increased to $5.0 million in 2002 compared to $1.3 million in 2001. The increase in cost of software and maintenance revenues resulted from an increase in the software maintenance and support requirements for our large government deployments. The cost of hardware revenues increased slightly to $8.5 million in 2002 compared to $8.3 million for 2001. The increase in cost of hardware revenues resulted from increased volume of higher cost reader sales.

From 2000 to 2001, the 7% decrease in cost of revenues as a percentage of sales reflected a positive shift in the product mix in 2001, reflecting a higher proportion of revenues from the sale of software licenses and software products relative to 2000. The cost of software and maintenance revenues increased slightly to $1.3 million for the year ended December 31, 2001, compared to $1.2 million for the year ended December 31, 2000. The increase in cost of software and maintenance revenues resulted from an increased volume of software and maintenance revenues. Although software and maintenance revenues increased substantially from 2000 to 2001, the increase in the cost of software and maintenance revenues was comparatively less primarily because we commenced selling the ActivCard Gold client software in volume to the U.S. Department of Defense in 2001. The cost of hardware revenues increased to $8.3 million for the year ended December 31, 2001, compared to $5.8 million for the year ended December 31, 2000. The increase in cost of hardware revenues resulted from higher sales volume of hardware products. We increased investment in the infrastructure responsible for providing for and managing the supply of products for sale in 2000.

Included in cost of revenues are the costs associated with labor, manufacturing, delivery and other production and logistics costs. We employed 12 people in operations as of December 31, 2002 and 2001. Cost of revenues also includes the cost of staff dedicated to supporting customers on a post-sale basis including telephone support as well as providing software maintenance in the form of bug fixes and software updates. We employed 9 customer support people as of December 31, 2002 and 15 customer support people as of December 31, 2001.

Gross margin

	Year ended December 31,			% Change in
	2000	2001	2002	2001	2002
Hardware gross margin	53%	48%	43%	-5%	-5%
Software and maintenance gross margin	79%	92%	82%	+13%	-10%

Total gross margin	62%	69%	68%	+7%	-1%

Gross margin totaled $28.4 million, $21.6 million and $11.1 million in 2002, 2001 and 2000, respectively.

The hardware gross margin percentage decreased 5% in 2002 to 43% from 48% in 2001 due to a negative shift in the product mix resulting in an increased proportion of hardware sales from lower margin reader sales. The software and maintenance gross margin percentage declined to 82% in 2002, a decrease of 10% from the gross margin percentage of 92% in 2001 due to increased costs of software maintenance and support activities for our large government deployments.

The hardware gross margin percentage for the year ended December 31, 2001 decreased 5% from 53% compared to the year ended December 31, 2000 due to lower average selling prices of token products caused by increased volume purchases from specific customers. The software and maintenance gross profit percentage for the year ended December 31, 2001 increased to 92% from 79% for the year ended December 31, 2000 as we commenced selling the ActivCard Gold client software in volume to the U.S. Department of Defense in June 2001.

Research and development expenses

	Year ended December 31,			% Change in
	2000	2001	2002	2001	2002
	(in thousands)
Research and development expenses	$8,097	$18,227	$19,427	+125%	+7%

Research and development expenses, consisting primarily of salaries, costs of components used in such activities and related overhead costs, increased 7% to $19.4 million in 2002 compared to $18.2 million in 2001. The increase in expenditures related primarily to additional personnel assumed from the acquisition of Safe Data in June 2001 and Ankari in November 2001. The majority of the research and development expenses incurred related to the introduction of new versions of ActivCard Gold, ActivCard Trinity and ActivPack products, as well as the development of the ActivCard Identity Management System primarily for the U.S. Department of Defense. We are developing a commercial version of the ActivCard Identity Management System for the enterprise, which we released to the marketplace in the third quarter of 2002. We also commenced integrating the Trinity and Gold client software into a single unified solution during 2002.

Research and development expenses increased by 125% from 2000 to 2001, as headcount increased by 81 persons engaged in research and development activities, including 44 employees engaged in related activities from the acquisitions of Safe Data System, Authentic8 and Ankari. The majority of the research and development expenses incurred related to the introduction of new versions of ActivCard Gold products as well as the ongoing development of the ActivCard Identity Management System primarily for the U.S. Department of Defense.

In connection with the purchase of certain assets from two privately held companies based in South Africa in January 2002, the portion of the purchase price that was attributed to research and development assets was as follows (in thousands):

Developed and core technology	$182
Acquired in process research and development	68

Acquired research and development assets	$250

The values attributed to acquired in-process research and development assets were based on discounted estimated future cash flows on a project-by-project basis over periods ranging over four years for developed technologies and five years for core technologies and in process research and development. The discount rates used ranged from 20% to 25% for developed and core technology and 30% for in process research and development.

The nature of the research and development assets purchased from the two privately held South African companies related to biometric authentication systems and related software development kits. An initial limited version of the biometric authentication system allows developers and solution providers to offer enhanced fingerprint authentication. At the time of asset purchase, the product was released to a limited and controlled group of customers. The full-featured product was released to the general marketplace in April 2002 and generated revenues starting in the quarter ended June 30, 2002. No material additional development is planned. The cost to complete the development work was less than $25 thousand and related to completion of functionality and features.

The portion of the purchase price of the acquired assets that related to acquired research and development assets that had no alternative future use amounted to $68 thousand and was charged to operations as expense in the first quarter of 2002.

In connection with the acquisitions of Safe Data, Authentic8 and Ankari in 2001, the portion of the purchase price that was attributed to research and development assets was as follows (in thousands):

	Safe Data	Authentic8	Ankari	Total
Developed and core technology	$2,300	$1,900	$4,300	8,500
In process research and development	101	300	2,300	2,701

Acquired research and development assets	$2,401	$2,200	$6,600	$11,201

The values attributed to acquired in process research and development assets were based on discounted estimated future cash flows on a project-by-project basis over periods ranging from three to seven years for developed and core technologies and five to seven years for in process research and development. The discount rates used ranged from 19% to 45% for developed and core technology and 24% to 50% for in process research and development.

The nature of the research and development assets acquired from Safe Data on June 27, 2001 related to the development of an authentication server. An authentication server is software that resides on a server that is designed to authenticate a user accessing a network by matching a password that is generated by a personal security device, such as a smart card or token, with the algorithm stored in its database. At the acquisition date, the status of development and the complexity of the work completed were estimated to be at the early stages of development. Accordingly, additional research and development was anticipated prior to release of the products under development. As of December 31, 2001, the product was complete, had been released and generated revenue in the third and fourth quarters of 2001. The cost to complete the project was less than $100 thousand and related to the completion of development, integration with existing ActivCard products, such as the ActivCard token, testing and technical documentation.

The nature of the research and development assets acquired from Authentic8 on September 7, 2001 related to the development of version 1.0 of Authentic8 client/server product. This development was required to enable Authentic8 to offer a fully outsourced public key infrastructure or PKI based remote access authentication service. At the acquisition date, the status of development and the complexity of the work completed were estimated to be at later stages of development. Accordingly, additional research and development was anticipated prior to commercial launch of the service. The product under development was estimated to be approximately three months from completion and was expected to generate material revenues in December 2001. The cost to complete the product under development was estimated to be less than $200 thousand and related to development of software code, integration with other products required to offer a complete server offer, testing and documentation.

The nature of the research and development assets acquired from Ankari on November 13, 2001 related to the development of client/server authentication software that support a broader range of personal security devices including biometrics. Ankari also markets authentication hardware in the form of fingerprint readers or biometric authentication as well as smart card readers. At the acquisition date, the status of development and the complexity of the work completed were estimated to be at the early stages of development. Accordingly, additional research and development was anticipated prior to release of the products under development. Version 4.2 of the client/server authentication software, which incorporated a number of new functionalities into the Trinity product, was completed, made available for general release and generated revenues in the fourth quarter of 2002. The cost to complete the project was approximately $2.0 million and related to the completion of development, integration with existing ActivCard products, such as the ActivCard token and smart card client software, testing and technical documentation.

Had any of these in-process research and development project been completed in a less timely manner, we would have experienced lower revenues, delays in receiving customer orders, loss of revenue opportunities and increased research and development expenses, among other things.

The portion of the purchase price of the acquired companies that related to acquired research and development assets that had no alternative future use amounted to $2.7 million and was charged to operations as expense in 2001. There were no acquisitions of research and development assets in 2000.

We employed 137 and 167 people in research and development at December 31, 2002 and 2001, respectively.

Sales and marketing expenses

	Year ended December 31,			% Change in
	2000	2001	2002	2001	2002
	(in thousands)
Sales and marketing expenses	$15,657	$23,624	$19,939	+51%	-16%

Sales and marketing expenses consist primarily of salaries and other payroll expenses such as commissions, travel expenses of sales and marketing personnel, and costs associated with marketing programs and promotions. Selling and marketing expenses decreased 16% in 2002 compared to 2001 as a result of headcount reductions implemented as part of our restructuring and business realignment plan and reduced marketing activities.

In 2001, selling and marketing expenses increased 51% over 2000 as we continued to invest in the development of an indirect sales organization to leverage the benefits of an indirect sales channel but also, to a lesser extent, on direct sales capabilities as well. The increase in marketing and selling expenses resulted from an increase in headcount of 32 sales and marketing personnel, including 19 employees as a result of the acquisitions of Safe Data, Authentic8 and Ankari during the year. In 2001, sales and marketing expenses also included a charge of $349 thousand related to the reorganization and realignment of the sales organization in the fourth quarter of 2001.

We continued to invest in marketing related activities to develop brand awareness for our company and products primarily through tradeshow attendance, advertising, promotions and product and channel collateral and partner programs.

We employed 90 and 112 people in sales and marketing at December 31, 2002 and 2001, respectively.

General and administrative expenses

	Year ended December 31,			% Change in
	2000	2001	2002	2001	2002
	(in thousands)
General and administrative expenses	$3,220	$4,346	$4,180	+35%	-4%

General and administrative expenses consisted primarily of personnel costs for administration, accounting and finance, human resources and legal as well as professional fees related to legal, audit, accounting, transfer agent fees and stock exchange listing maintenance fees. General and administrative expenses decreased 4% in 2002 compared to 2001 primarily due to the elimination of certain positions and the replacement of certain executive-level positions with lower cost personnel. The reduction in general and administrative expenses was somewhat offset by an increase in professional fees such as legal and audit related to the defense of our intellectual property and the implementation of new accounting pronouncements.

The increase in general and administrative expenses of 35% from 2000 to 2001 related to increased professional fees, employee severance and incremental general and administrative expenses from acquired companies. Professional fees accounted for 13%, employee severance 9% and general and administrative expenses from acquired companies 2%, respectively.

We employed 27 people in general and administrative functions and 16 personnel in corporate and IT functions on December 31, 2002 compared to 28 people in general and administrative functions and 13 personnel in corporate and IT functions on December 31, 2001.

Amortization of goodwill and other intangible assets

	Year ended December 31,			% Change in
	2000	2001	2002	2001	2002
	(in thousands)
Amortization of goodwill and other intangible assets	—	$774	$2,073	+100%	+168%

The amortization of goodwill and other intangibles resulted from the acquisitions of ActivCard Asia, Safe Data, Authentic8, Ankari and the assets acquired from two privately-held companies based in South Africa. Of these amounts, the amortization of goodwill related to the acquisitions of ActivCard Asia and Safe Data, both of which occurred prior to June 30, 2001, totaled $68 thousand in 2001. Effective January 1, 2002, goodwill is no longer amortized and as such, there was no amortization expense related to goodwill in 2002. Amortization of other intangibles totaled $2.1 million and $0.7 million in 2002 and 2001, respectively. The amortization of other intangibles consisted of the amortization of developed and core technology, agreements, contracts, trade names and trademarks.

Write-down of other intangible assets

	Year ended December 31,			% Change in
	2000	2001	2002	2001	2002
	(in thousands)
Write-down of other intangible assets	—	—	$5,090	—%	+100%

In December 2002, in connection with our annual budgetary planning process and business review, we identified indicators of possible impairment of our other acquired intangible assets. These indicators included changes to our strategic plans that affected the use of acquired developed and core technologies and expected revenues from certain acquired contracts and strategic agreements. Asset impairment tests were performed comparing the expected aggregate undiscounted cash flows to the carrying amounts of the acquired intangible assets. Based on the results of these tests, we determined that our other acquired intangible assets were impaired. The fair value of these acquired intangible assets was then determined using the discounted cash flow method. As a result, we recorded an impairment write-down of $5.1 million during the year ended December 31, 2002. The other intangible assets determined to be impaired consisted of developed and core technology, agreements, contracts, and trade names and trademarks.

Other charges

	Year ended December 31,			% Change in
	2000	2001	2002	2001	2002
	(in thousands)
Other charges	$124	$7,564	$11,009	+6100%	+46%

Other charges for the respective comparative periods consisted of the following (in thousands):

	Year ended December 31,
	2000	2001	2002
Acquired in-process research and development	$—	$2,701	$68
Acquisition termination charges	—	3,149	—
Amortization of deferred compensation:
Cost of revenue	—	9	33
Research and development	—	488	738
Sales and marketing	—	223	493
General and administrative	124	65	90
Compensation paid to former CEO	—	728	—
Settlement of litigation	—	201	—
Restructuring and business realignment expenses	—	—	8,586
Re-incorporation expenses	—	—	1,001

Total other charges	$124	$7,564	$11,009

Acquired in-process research and development represents the fair value of product that was at a stage of development that requires further research and development to determine technological feasibility and commercial viability. Acquired in process research and development was $68 thousand in 2002 and related to the acquisition of ActivCard South Africa. Acquired in process research and development was $2.7 million in 2001 and related to the acquisitions of Safe Data, Authentic8 and Ankari in 2001. There were no acquisitions in 2000.

Acquisition termination charges of $3.1 million represent charges incurred for the termination of a share purchase agreement to acquire Authentic8 in April 2001. The charges consisted primarily of professional fees of $2.0 million and an agreement termination fee of $1.1 million.

Amortization of deferred compensation amounted to $1.4 million, $785 thousand, and $124 thousand for the years ended December 31, 2002, 2001 and 2000, respectively. These amounts relate to amortization of the vested shares issued to certain employees of Safe Data who remained as employees of ActivCard as well as amortization of deferred compensation related to options and warrants granted at exercise prices that were less than the fair value of our share price on the date of grant. Prior to June 27, 2002, our stock option and warrant plans provided for an exercise price that was calculated as the twenty-day weighted average closing price on Nasdaq Europe. On certain dates in 2001, the twenty-day weighted average closing price on Nasdaq Europe was less than the fair value of the closing share price on the date of grant and accordingly, deferred compensation was recorded. The amount of deferred compensation was $3.1 million as of December 31, 2002 which will be amortized over the remaining vesting period on a straight-line basis through October 2005.

In 2001, we paid $728 thousand in compensation related to the termination of our former chief executive officer. The amounts paid were in accordance with an employment contract and statutory requirements under French law.

In 2001, we recorded $201 thousand for the settlement of litigation. The litigation related to a former minority shareholder of ActivCard Europe S.A. (formerly Telecash S.A.), as well as a second dispute for investment banking fees on a private financing completed in February 2000.

In 2002, we commenced consolidation of certain operations in order to enhance operational efficiency and reduce expenses and recorded restructuring and business realignment costs of $8.6 million. Restructuring and business realignment expenses consist of severance and other costs associated with the reduction of employee headcount of $2.6 million and facility exit costs of $6.0 million, consisting primarily of approximately nine years of minimum lease payments due under certain excess facilities lease agreements, net of estimated sublease revenue. The severance costs were for 90 employees, of which 36 were employed in sales and marketing, 42 were employed in research and development, 7 were employed in general and administrative activities, 3 were employed in manufacturing and logistics and 2 were employed in corporate functions.

The reduction in staff has lowered research and development, selling and marketing and general and administrative expenses by approximately 15% from fourth quarter 2001 run rates after providing for a full quarter of expenses for employees that joined ActivCard upon the acquisition of Ankari in November 2001. As a result of the restructuring activities, research and development, selling and marketing and general and administrative expenses have declined each quarter in 2002 since the restructuring in February 2002.

Components of accrued restructuring charges, which are presented on the consolidated balance sheet, and consolidated statements of operation for the year ended December 31, 2002, were as follows (in thousands):

	Facility Exit Costs	Workforce Reduction	Total
Accrual balance at January 1, 2002	$—	$—	$—
Provisions for restructuring and business realignment costs	5,423	2,706	8,129
Adjustments to accruals for changes in estimates	569	(112)	457
Payments	(701)	(1,658)	(2,359)
Asset write-offs	(214)	(717)	(931)

Accrual balance at December 31, 2002	5,077	219	5,296
Less current portion	648	219	867

Long term portion	$4,429	$—	$4,429

Estimated remaining cash expenditures	$5,077	$219	$5,296

Remaining cash expenditures of $5.1 million to complete the facility exit activities will be made over the nine-year period ending February 2011. We expect to make remaining cash payments of $219 thousand to complete the work force reduction by March 31, 2003.

In 2002, we incurred charges of $1.0 million related to the change in domicile of the publicly listed company in the ActivCard group from the Republic of France to the United States, which was completed in February 2003. The charges consisted primarily of legal, audit and other professional fees associated with the regulatory filings prepared in connection with the exchange offer and filed with the SEC and the Belgian Banking and Finance Commission.

Interest income and expense

	Year ended December 31,			% Change in
	2000	2001	2002	2001	2002
	(in thousands)
Interest expense	$(16)	$(81)	$(11)	+406%	-86%

Interest income	$15,669	$13,269	$5,209	-15%	-61%

The decrease in interest income of 61% from 2001 to 2002 was the result of lower interest rates in effect during 2002 compared to 2001 combined with lower average cash balances during the year. The decrease in interest income from 2000 to 2001 of 15% also related to lower interest rates and lower average cash balances. We consumed cash due to operating losses and the completion of three business acquisitions during the second half of 2001. We had cash and short-term investments of $248.4 million at December 31, 2002 and 2001 compared to $309.9 million at December 31, 2000. We earned an average yield from interest income and capital gains of 2.10% during 2002 on average cash balances and short-term investments compared to 4.75% in 2001.

Interest expense decreased 86% in 2002 compared to 2001 as loans and capital lease obligations assumed on the acquisition of Safe Date in 2001 were repaid in 2002. These loans and capital lease obligations resulted in the increase in interest expense in 2001 compared to 2000.

Foreign exchange gains and losses

	Year ended December 31,			% Change in
	2000	2001	2002	2001	2002
	(in thousands)
Foreign exchange gain (loss)	$14,429	$3,491	$(458)	-76%	-113%

Foreign exchange gains decreased 113% to a loss of $458 thousand in 2002. In September 2001, we implemented a foreign currency hedge program to mitigate the effect of exchange rate fluctuations on non-functional currency denominated assets and liabilities held by ActivCard legal entities. The average exchange rate of the Euro relative to the U.S. dollar for the year ended December 31, 2002 was 0.95. The average exchange rate of the Euro relative to the U.S. dollar for the year ended December 31, 2001 was 0.89.

Foreign exchange gains decreased 76% to $3.5 million in 2001 compared to 2000. In 2001, the recapitalization of the U.S. subsidiary and the related transfer of the U.S. dollar cash balances from France to the U.S. substantially mitigated the effects of significant fluctuations in the French franc/U.S. dollar exchange rate. The implementation of our foreign currency hedge program in September 2001 also mitigated the effect of exchange rate fluctuations. The exchange rate of the French franc relative to the U.S. dollar on December 31, 2001 was 7.44 compared to 7.05 on December 31, 2000.

Income tax expense

	Year ended December 31,			% Change in
	2000	2001	2002	2001	2002
	(in thousands)
Income tax expense	$(1)	$(22)	$(69)	+2200%	+214%

The income tax expenses incurred in 2002 were the result of minimum taxes payable in France. At December 31, 2002, in the U.S. we had federal net operating loss carry-forwards of $36.0 million, which will expire if unused in the years 2010 to 2023 and state net operating loss carry-forwards of $20.4 million, which will expire if unused in the years 2005 to 2014; net operating loss carry-forwards of approximately $48.8 million in France, $15.7 million of which will expire if unused in 2007 and 2009; and net operating loss carry-forwards of $3.5 million in Canada, which will expire in 2010 if unused. We also have net operating loss carry-forwards in Australia and Singapore of approximately $2.9 million and $3.9 million, respectively, with no expiration dates. The utilization of these net operating loss carry-forwards is limited to our future operations in the tax jurisdiction in which such carry-forwards arose. Due to our history of losses, we have provided valuation allowances covering 100% of net deferred tax assets.

Discontinued operations

	Year ended December 31,			% Change in
	2000	2001	2002	2001	2002
	(in thousands)
Loss from discontinued operations	—	$(429)	$(16,834)	+100%	+3824%

On February 15, 2002, we executed a plan to dispose of the hosting operations of Authentic8. The assets and liabilities related to the hosting operations have been classified as assets and liabilities held for sale on the consolidated balance sheet and the charge to earnings has been classified as a loss from discontinued operations on the consolidated statement of operations. In February 2003, we entered into an agreement with VeriSign for the disposition of the assets and certain liabilities of the hosting operations of Authentic8.

The loss from discontinued operations was comprised of the following (in thousands):

	Year ended December 31,
	2001	2002
Revenue	$65	$215

Loss from discontinued operations consists of:
Operating loss	$429	$1,202
Other charges:
Impairment of goodwill	—	13,169
Impairment of other intangibles	—	1,818
Write-down of fixed assets	—	645

	$429	$16,834

Liquidity and Capital Resources

As of March 31, 2003, we had cash and equivalents and short-term investments of $245.1 million, a decrease of $3.3 million from $248.4 million at December 31, 2002. In the first quarter of 2003, we consumed $4.6 million of cash from continuing operations primarily due to a loss from continuing operations in the period of $4.3 million. We consumed $5.7 million of cash from continuing operations in the first quarter of 2002 primarily from a loss from continuing operations of $12.7 million offset by an increase in restructuring and business realignment accruals of $5.1 million. As of December 31, 2002, we had cash and equivalents and short-term investments of $248.4 million, a decrease of $62 thousand from December 31, 2001. In 2002, we consumed $9.0 million of cash from continuing operations primarily due to a loss from continuing operations in the period of $28.6 million. Included in the loss from continuing operations were non-cash items totaling $13.6 million. We consumed $12.8 million of cash from continuing operations in 2001 primarily from a loss from continuing operations of $16.3 million offset by non-cash items of $6.7 million. As of December 31, 2001, we had cash and equivalents of $248.4 million, a decrease of $61.4 million from December 31, 2000.

Accounts receivable, net of allowances, increased to $10.9 million as of March 31, 2003 from $9.2 million as of December 31, 2002. Days sales outstanding, which is a measure of the average collection period of trade accounts receivable, increased to 76 days at March 31, 2003 from 69 days as of December 31, 2002. We experienced some seasonality in the government sector in the first two months of the first quarter of 2003 that resulted in proportionately increased shipments in the last month of the quarter. Accounts receivable, net of allowances, increased to $9.2 million as of December 31, 2002 from $8.3 million as of December 31, 2001. Days sales outstanding improved to 69 days at December 31, 2002 from 83 days as of December 31, 2001. Accounts receivable, net of allowances increased to $8.3 million as of December 31, 2001 from $5.8 million as at December 31, 2000. Days sales outstanding as of December 31, 2000 was 86 days. The credit terms extended to our customers are typically less than 60 days, which has not changed during these periods. We anticipate that days sales outstanding will remain consistent with historical trends. We believe that our current days sales outstanding figure is consistent with other companies in our industry.

Investing activities during the three months ended March 31, 2003 consisted primarily of investments in short-term securities and capital expenditures in 2002. Purchases of short-term investments, net of proceeds from sales and maturities of short-term investments, totaled $112.2 million in the first quarter of 2003 as we invested excess cash and equivalents in U.S. government and government agency securities. In the first quarter of 2002 we also acquired certain assets and assumed certain liabilities of two privately held companies based in South Africa totaling $1.2 million including acquisition costs and recovered $1.8 million from closing balance sheet adjustments from the purchase of Safe Data and Authentic8. Capital expenditures of $0.4 million and $0.5 million in the three months ended March 31, 2003 and 2002, respectively, consisted of leasehold improvements, furniture and fixtures, computers and lab equipment. Investing activities consisted primarily of investments in short-term securities, acquisitions and capital expenditures in 2002. Purchases of short-term investments, net of proceeds from sales and maturities of short-term investments, totaled $89.5 million for the year ended December 31, 2002 as we invested excess cash and equivalents in U.S. government and government agency securities.

Investing activities in 2001 consisted primarily of acquisitions and capital expenditures. Business acquisitions, net of cash received, totaled $33.9 million in 2001. We purchased Safe Data, for which $1.9 million of the purchase price was cash, Authentic8 which was $14.4 million including acquisition costs and Ankari which was $18.4 million including acquisition costs. We did not acquire any companies in 2000. Capital expenditures totaled $1.7 million in 2002, $8.5 million in 2001 and $1.7 million in 2000. Capital expenditures typically consist of leasehold improvements, furniture and fixtures, computers and lab equipment. In 2001, we purchased software from VeriSign for $3.0 million that will enable us to issue digital certificates on a smart card. We also extended a $2.7 million full recourse loan to an executive officer. The loan earned interest at a rate of 3.5% per annum and was due October 21, 2002. The loan was secured by 867,800 shares of ActivCard S.A. held by the executive officer. The loan and accrued interest were repaid in full on November 13, 2002.

Financing activities of $1.6 million and $0.8 million for the three months ended March 31, 2003 and 2002, respectively, consisted primarily of proceeds from the issuance of common shares resulting from the exercise of stock options. Financing activities for the year ended December 31, 2002 consisted primarily of proceeds from the issuance of common shares resulting from the exercise of warrants and options of $5.8 million. For the year ended December 31, 2001, financing activities of $1.0 million consisted primarily of proceeds from the issuance of common shares resulting from the exercise of options and warrants.

At March 31, 2003 we had $4.3 million of long term restructuring accruals compared to $4.4 million at December 31, 2002. Long-term restructuring accruals represent remaining cash expenditures to complete the facility exit activities and will be paid over the eight-year period ending February 2011. At March 31, 2003 and December 31, 2002 and 2001, we had $580 thousand, $525 thousand, and $488 thousand, respectively, of other long-term liabilities, which consisted primarily of deferred rent.

In February 2000, we completed a private placement for net proceeds of $17 million by issuing 990,675 shares at a price of $17.16 per share. In March 2000, we completed a public offering raising net proceeds of $282 million by issuing 4 million shares at a price of $76.50 per ADS (each ADS represented one common share of

ActivCard S.A.). We also raised $6.2 million from the exercise of warrants, reserved rights and stock options during the year. These capital transactions were partially offset by repayments of loans and principal payments of capital leases totaling $821 thousand.

Our future capital requirements, the timing and amount of expenditures, and the adequacy of funds available to us will depend on our success in developing and selling new and existing products. Based on our current plans, we believe that existing cash balances will be adequate to satisfy our capital requirements at least through 2003.

We intend to pursue business acquisition opportunities that provide business, products, technologies or even sales channels that are complementary to our business.

Summary Disclosures About Contractual Obligations and Commercial Commitments

The following summarizes our contractual obligations at December 31, 2002, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

Contractual cash obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Operating leases(1)	$19,785	$2,605	$4,467	$4,729	$7,984
Capital leases	7	7	—	—	—
Long-term debt	525	—	—	—	525

Total	$20,317	$2,612	$4,467	$4,729	$8,509

(1)	Operating lease payments are exclusive of sublease income.

Recent accounting pronouncements

In June 2001, the FASB issued SFAS No. 141, “Business Combinations”. SFAS No. 141 requires that all business combinations be accounted for by the purchase method. SFAS No. 141 also requires that intangible assets be recognized as assets apart from goodwill if they meet certain criteria. We adopted the provisions of SFAS No. 141 on July 1, 2001. We have accounted for all combinations using the purchase method.

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 142 provides that goodwill resulting from a business combination will no longer be amortized to earnings but rather is to be reviewed periodically for impairment in value. The provisions of SFAS No. 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS No. 142 provided an exception to the prescribed date. Goodwill acquired after June 30, 2001 was subject to the non-amortization provisions. Accordingly, we amortized the goodwill resulting from acquisitions completed prior to June 30, 2001 on a straight-line basis over a five year period from the acquisition dates to the end of the year. We did not amortize goodwill resulting from acquisitions completed subsequent to June 30, 2001. We adopted SFAS No. 142 on January 1, 2002 and will no longer amortize goodwill from the date of adoption. There was no impact from initial adoption of this standard on our consolidated financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of”, it retains many of the fundamental provisions of SFAS No. 121. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary,

Unusual and Infrequently Occurring Events and Transactions”, for the disposal of a segment of a business. However, it retains the requirement in APB Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. We adopted SFAS No. 144 as of January 1, 2002. There was no material impact from initial adoption of this standard on our consolidated financial position or results of operations for the periods presented.

In June 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, “Accounting for Costs Associated With Exit or Disposal Activities”, which addresses financial accounting and reporting for costs associated with exit or disposal activities. The provisions of SFAS No. 146 require that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than when an entity commits to an exit plan as previously required. SFAS 146 also requires that such a liability be measured at its fair value and subsequent changes to the liability be measured using the credit-adjusted risk-free rate used when the liability was initially recorded. We adopted the provisions of SFAS 146 for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have a material impact on our results of operations or financial position.

In November 2002, the EITF reached a consensus on Issue No. 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables”. The EITF concluded that revenue arrangements with multiple elements should be divided into separate units of accounting if the deliverables in the arrangement have value to the customer on a standalone basis, if there is objective and reliable evidence of the fair value of the undelivered elements, and as long as there are no rights of return or additional performance guarantees by the Company. The provisions of EITF Issue No. 00-21 are applicable to agreements entered into in fiscal periods commencing after June 15, 2003. We are currently determining what effect, if any, the provisions of EITF Issue No. 00-21 will have on our operating results or financial condition.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The adoption of FIN 45 did not have a material effect on our operating results or financial condition.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” The statement amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We adopted the disclosure provisions of SFAS No. 148 at December 31, 2002. We have not yet determined the impact, if any, that the transition provisions of SFAS No. 148 may have on our financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company is in the process of determining the impact of the adoption of SFAS 149 on its future financial position and results of operations.

In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” This statement establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The statement will be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the period of adoption. The Company is in the process of determining the impact of the adoption of SFAS 150 on its future financial position and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

We believe that we are exposed to minimal market risks. We do not hold or issue derivatives, derivative commodity instruments or other financial instruments for trading purposes.

Exchange rate sensitivity

We are exposed to currency exchange fluctuations as we sell our products internationally. We manage the sensitivity of our international sales by denominating substantially all transactions in U.S. dollars.

In fiscal 2002 and 2001 and in the three months ended March 31, 2003 and 2002, nearly all of our revenues were invoiced in U.S. dollars. Although we purchase many of our components in U.S. dollars, approximately half of our cost of revenues and operating expenses are denominated in other currencies.

In first quarter of 2003 the net foreign exchange loss was $216 thousand and in the year ended December 31, 2002, the net foreign exchange loss was $458 thousand. The weakening U.S. dollar against the local functional currencies in 2002 and in the first quarter of 2003 caused this net foreign exchange loss, which resulted primarily from revaluation of the assets and liabilities denominated in currencies other than the functional currency. In the first quarter of 2002, the net foreign exchange gain was $35 thousand and in the year ended December 31, 2001, the net foreign exchange gain amounted to $3.5 million. The strengthening of the U.S. dollar against the local functional currencies throughout 2001 caused this net unrealized foreign exchange gain which resulted primarily from revaluation of the assets and liabilities denominated in currencies other than the functional currency.

We utilize a foreign exchange hedging program to mitigate transaction gains and losses resulting from exchange rate fluctuations on assets and liabilities held by ActivCard companies that were denominated in currencies other than the functional currency of the legal entity holding the related asset or liability. To achieve this objective, we regularly enter into various short-term foreign currency forward contracts that the Company accounts for as fair value hedging instruments to offset these foreign exchange transaction gains and losses. As at March 31, 2003 and December 31, 2002, we did not have any forward foreign currency contracts outstanding.

Interest rate sensitivity

We are exposed to interest rate risk as a result of our significant cash and equivalent holdings. The interest rate risk that we may be able to obtain on investment securities will depend on market conditions at that time and may differ from the rates we have secured in the past.

As at December 31, 2002 and March 31, 2003, we held $158.9 million and $43.6 million of cash and equivalents and $89.5 million and $201.5 million in short-term investments, respectively. Our cash and equivalents consist primarily of money-market funds and our short-term investments are primarily comprised of government and government agency securities. We currently have the ability and intention to hold our fixed investments until maturity, and therefore, we would not expect our operating results or cash flows to be affected to any significant degree by a sudden change in market interest rates. Due to the low current market yields and the relatively short-term nature of our investments, a hypothetical 10% change in interest rates along the entire interest rate yield curve would not materially affect the fair value of our financial instruments that are exposed to changes in interest rates.

INFORMATION ABOUT ACTIVCARD S.A.

Description of Business, Property and Legal Proceedings

See “Information about ActivCard Corp.” beginning on page 61.

Market Price and Dividend Information

Prior to the change in domicile, ActivCard S.A. common shares were quoted on Nasdaq Europe and the ADSs were quoted on the Nasdaq National Market, both under the symbol “ACTI”. The listings for ActivCard S.A.’s securities on Nasdaq Europe and the Nasdaq National Market terminated on February 4, 2003, and there is currently no public market for the ActivCard S.A. securities. ActivCard Corp.’s common stock began trading on the Nasdaq National Market and Nasdaq Europe under the symbol “ACTI” on February 4, 2003, following completion of the change in domicile. See “Market for Registrant’s Common Equity and Related Shareholder Matters” beginning on page 114.

Exchange controls

Foreign investment regulations.    Pursuant to a French law dated February 14, 1996, prior authorization is no longer required for the acquisition of a controlling interest in a French corporation by any person, whether or not such person is a resident of the European Union, except where such corporation is engaged in defense related activities. ADV Technologies, one of our subsidiaries, has provided various engineering and other services to the French Ministry of Defense in the past, but no longer has any significant business relationship with the French Ministry of Defense.

Under French law, there is no limitation on the rights of non-resident or foreign shareholders to vote the securities of a French company.

Exchange control.    The payment of all dividends to foreign shareholders must be effected through an authorized intermediary bank. All registered banks and financial institutions in France are authorized intermediaries.

Directors and Executive Officers of ActivCard S.A.

The persons serving as directors and executive officers of ActivCard S.A. are the same as ActivCard Corp., except that William Crowell and Richard White do not serve on the board of ActivCard S.A., which currently has two vacancies. See—“Information About ActivCard Corp.—Directors and Executive Officers” beginning on page 74. ActivCard S.A. does not expect there to be any changes to in its directors or executive officers following completion of the exchange offer.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

ActivCard Corp.

The following table sets forth certain information, as of April 30, 2003 (unless otherwise indicated below), with respect to the beneficial ownership of the outstanding ActivCard Corp. common stock by: (i) each stockholder known by ActivCard Corp. to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each director of ActivCard Corp.; (iii) certain executive officers of ActivCard Corp.; and (iv) all current executive officers and directors of ActivCard Corp. as a group. Unless otherwise indicated below, each stockholder has sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws, if applicable.

	Shares Beneficially Owned and Shares Underlying Options Exercisable within 60 days of April 30, 2003			Percent of Class(1)
Name and Address of Beneficial Owner†	Shares (#)	Options and Warrants (#)	Total (#)
FMR Corp.(2) 80 Devonshire St. Boston, MA 02109	5,275,558	—	5,275,558	13.2%
Vertex Venture Holdings Ltd.(3) 77 Science Park Drive #02-15 Cintech III, Singapore	3,458,144	—	3,458,144	8.6%
Kheng Nam Lee(4)	3,458,145	43,750	3,501,895	8.7%
Yves Audebert	398,329	343,729	742,058	1.8%
Montague Koppel	523,240	84,000	607,240	1.5%
Steven Humphreys	9,976	520,833	530,809	1.3%
Clifford Gundle	359,717	62,500	422,217	1.0%
Dominic Fedronic	12,410	95,331	107,741	*
Blair Geddes	10,000	80,208	90,208	*
Tad Bogdan	5,000	37,500	42,500	*
James E. Ousley	—	36,500	36,500	*
William Crowell	—	—	—	*
Michele Dundas-Macpherson	—	—	—	*
Richard White	—	—	—	*
All officers and directors as a group (12 persons)	4,755,316	1,333,518	6,088,834	14.7%

†	Unless indicated otherwise, the address of each beneficial owner is c/o ActivCard Corp., 6623 Dumbarton Circle, Fremont, California 94555.
*	Less than 1% of the outstanding common stock.
(1)	Applicable percentage of ownership is based on approximately 39,984,110 shares of common stock issued and outstanding as of April 30, 2003, together with applicable stock options for such stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Shares of common stock issuable pursuant to options or warrants currently exercisable or exercisable within 60 days of April 30, 2003 are deemed outstanding for computing the percentage of ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage of any other person.
(2)

Based on a Schedule 13G filed by FMR Corp. on March 10, 2003. Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR Corp., is the beneficial owner of 931,766 shares. Edward C. Johnson 3d and FMR Corp., through its control of Fidelity, has sole power to dispose of the 931,766 shares. Neither FMR Corp. nor Edward C. Johnson 3d has the sole power to vote or direct the voting of such shares. Fidelity Management Trust Company, a wholly-owned subsidiary of FMR Corp., is the beneficial owner of 45,640 shares. Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 45,640 shares and sole power to vote or to direct the voting of 17,640 shares, but no power to vote or to direct the voting of 28,000 shares. Members of the Edward C. Johnson 3d family may be deemed to form a controlling group with respect to FMR Corp.

Fidelity International Limited (“FIL”) is the beneficial owner of 4,298,152 shares and has the sole power to vote and the sole power to dispose of such shares. Edward C. Johnson 3d and members of his family own approximately 39.89% of the shares of FIL voting stock. Mr. Johnson 3d is Chairman of FIL.

(3)	Based information provided to ActivCard by Vertex Venture Holdings (“VVH”) as of April 17, 2003. Represents 1,720,021 shares held by Vertex Investment International (III), Inc. (“VII3”), 10 shares held by Mr. Kheng Nam Lee for the benefit of VII3, 758,557 shares held by Vertex Investment II (Ltd) (“VI2”), and 979,556 shares held by Vertex Asia Limited (“VAL”). Mr. Lee, a director of ActivCard Corp., is deemed to have power to vote and dispose of the shares held by VI2 and VAL pursuant to powers of attorney granted by VI2 and VAL to the directors and president of Vertex Management (II) Pte Ltd. Mr. Lee is a director and president of VM2. VM2 is the manager of VI2 and VAL and has been given power to vote and dispose of shares held by VI2 and VAL. Mr. Lee does not have power to vote or dispose of the shares held by VII3. No power of attorney has been given to Mr. Lee personally with respect to shares held by VII3, although the power to dispose of shares held by VII3 has been given to the directors of VII3. VVH, as majority stockholder of VI2 and sole stockholder of VII3, and Ellensburg Holding Pte Ltd (“Ellensburg”) as the sole stockholder of VVH and Singapore Technologies Pte Ltd (“STPL”), as the sole stockholder of Ellensburg, may also be deemed to have power to vote and dispose of shares held by VI2 and VII3VVH is the owner of approximately 25% of the outstanding shares of VAL. VVH disclaims beneficial ownership of the shares held by VAL. Mr. Lee disclaims beneficial ownership of all shares held by VVH and its affiliates. VVH, Ellensburg and STPL disclaim beneficial owner of the shares held by VI2 and VAL.
(4)	Mr. Lee may be deemed to exercise voting or disposition control over 3,458,144 shares as a result of his affiliation with VVH and its affiliates. Mr. Lee disclaims beneficial ownership of such shares.

ActivCard S.A.

The following table sets forth certain information, as of April 30, 2003, with respect to the beneficial ownership of the outstanding ActivCard S.A. securities by: (i) each shareholder known by ActivCard S.A. to be the beneficial owner of more than 5% of the outstanding common shares; (ii) each director of ActivCard S.A.; (iii) certain executive officers of ActivCard S.A.; and (iv) all current executive officers and directors of ActivCard S.A. as a group. Unless otherwise indicated below, each stockholder has sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws, if applicable.

Name and Address of Beneficial Owner†	Shares (#)	Percent of Class(1)
ActivCard Corp. 6623 Dumbarton Circle Fremont, California 94555	39,867,769	94.8%
Yves Audebert	1	*
Tad Bogdan	—	*
Dominic Fedronic	—	*
Blair Geddes	—	*
Clifford Gundle	1	*
Steven Humphreys	1	*
Montague Koppel	1	*
Michele Dundas-Macpherson	—	*
Lee Kheng Nam	1	*
James E. Ousley	1	*
All directors and executive officers as a group (10 persons)	6	*

†	The address of each beneficial owner is c/o ActivCard Corp., 6623 Dumbarton Circle, Fremont, California 94555.
*	Beneficially own less than 1%
(1)	Applicable percentage of ownership is based on approximately 42,033,301 common shares and ADSs issued and outstanding as of April 30, 2003. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.

MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

ActivCard Corp.’s common stock began trading on the Nasdaq National Market and Nasdaq Europe under the symbol “ACTI” on February 4, 2003, following completion of the change in domicile. Prior to the change in domicile, ActivCard S.A. common shares were quoted on Nasdaq Europe and the ADSs were quoted on the Nasdaq National Market, both under the symbol “ACTI”. The listings for ActivCard S.A.’s securities on Nasdaq Europe and the Nasdaq National Market terminated on February 4, 2003 and there is currently no public market for these securities.

The table below sets forth for the periods indicated the high and low closing sale prices of (i) ActivCard Corp.’s common stock on Nasdaq Europe and the Nasdaq National Market for the period from February 4, 2003 until March 31, 2002 and (ii) ActivCard S.A.’s common shares on Nasdaq Europe and ActivCard S.A.’s ADSs on the Nasdaq National Market for the fiscal years ended December 31, 2001 and 2002 and for the period from January 1, 2003 until February 3, 2003.

	Nasdaq Europe		Nasdaq National Market
	High	Low	High	Low
Fiscal year ended December 31, 2001
First Quarter	$18.60	$10.05	$19.50	$10.25
Second Quarter	14.00	8.60	14.35	8.70
Third Quarter	8.61	5.93	9.00	6.10
Fourth Quarter	13.75	6.08	14.07	6.30
Fiscal year ended December 31, 2002
First Quarter	$9.35	$6.25	$9.52	$6.46
Second Quarter	7.78	6.01	7.99	5.75
Third Quarter	6.70	5.80	6.75	6.00
Fourth Quarter	9.10	6.45	9.20	6.60
Fiscal year ending December 31, 2003
First Quarter	$9.75	$6.45	$9.86	$7.05

No cash dividends have ever been declared or paid on ActivCard S.A. common shares or ADSs or ActivCard Corp. common stock. ActivCard Corp. and ActivCard S.A. currently intend to retain all future earnings to finance future growth and therefore do not anticipate paying any dividends in the foreseeable future.

Dividends of ActivCard S.A. are subject to shareholders’ approval at an ordinary shareholders’ meeting and the provisions of any loan or other agreements to which ActivCard S.A. may in the future become a party. Under French law, dividends approved at an ordinary shareholders’ meeting are required to be paid by ActivCard S.A. within nine months of the end of its fiscal year unless otherwise authorized by a court order. The amount of dividends available for distribution during a given financial year is divided among all ActivCard S.A.’s shareholders, in proportion to such shareholders’ holdings. Dividends are paid in cash, or in the form of new common shares. Pursuant to ActivCard S.A.’s statutes, the decision to offer the shareholders the choice between the payment of a dividend in cash or in common shares is subject to shareholders’ approval at an ordinary shareholders’ meeting. If no such decision is made, payment of the dividend is automatically made in cash.

LEGAL MATTERS

The validity of the ActivCard Corp. common stock offered by this prospectus will be passed upon for ActivCard Corp. by Heller Ehrman White & McAuliffe LLP, San Diego, California.

EXPERTS

The consolidated financial statements of ActivCard S.A as of and for the years ended December 31, 2001 and 2002 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes explanatory paragraphs referring to a change in the Company’s method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” and for restatement of its consolidated financial statements for 2001 to account for certain activities of Authentic8 as a discontinued operation) and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated balance sheet of ActivCard S.A as of December 31, 2000 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year ended December 31, 2000 included in this prospectus have been audited by Ernst & Young Audit, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

ActivCard S.A. and ActivCard Corp. file reports, proxy statements and other information with the SEC. Copies of these reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC:

Public Reference Room

450 Fifth Street, N.W.

Room 1024

Washington, D.C. 20549

1-800-SEC-0330

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy statements and other information regarding ActivCard S.A. The address of the SEC website is http://www.sec.gov.

ActivCard Corp. has filed a registration statement under the Securities Act with the SEC with respect to the ActivCard Corp. common stock to be issued to ActivCard S.A. security holders in the exchange offer. This document constitutes the prospectus of ActivCard Corp. filed as part of the registration statement. This prospectus does not contain all of the information set forth in the registration statement because some parts of the registration statement are omitted as provided by the rules and regulations of the SEC. ActivCard Corp. and ActivCard S.A. have also filed a Schedule TO Tender Offer Statement under the Exchange Act with the SEC with respect to the exchange offer. You may inspect and copy the registration statement and the Schedule TO at any of the addresses listed above.

ActivCard Corp.’s common stock is currently listed on the Nasdaq National Market and Nasdaq Europe under the symbol “ACTI.” All reports, proxy statements and other information concerning ActivCard Corp. may be inspected at:

The National Association of Securities Dealers

1735 K Street, N.W.

Washington, D.C. 20006

For more information, call the information agent at the number provided on the back of this prospectus.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the ActivCard Corp. common stock in any jurisdiction to or from any person to whom or from whom it is unlawful to make the offer, solicitation of an offer or proxy solicitation in that jurisdiction. Neither the delivery of this prospectus nor any distribution of securities means, under any circumstances, that there has been no change in the information set forth in this document by reference or in our affairs since the date of this prospectus.

ACTIVCARD CORP.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2003 AND 2002

ACTIVCARD CORP.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

(Unaudited)

	Three months ended March 31,
	2003	2002
Revenue
Hardware	$5,485	$2,656
Software and maintenance	7,582	5,509

	13,067	8,165
Cost of revenue
Hardware	3,784	1,835
Software and maintenance	1,378	810

	5,162	2,645

Gross margin	7,905	5,520

Operating expenses
Research and development	4,394	4,988
Sales and marketing	5,147	5,232
General and administrative	1,374	927
Amortization of acquired intangible assets	152	566
Other charges	2,190	7,771

Total operating expenses	13,257	19,484

Loss from operations	(5,352)	(13,964)
Interest expense	—	(7)
Interest income	1,245	1,249
Foreign exchange (loss) gain	(216)	35

Loss from continuing operations before income taxes and minority interest	(4,323)	(12,687)
Income tax expense	(62)	(1)
Minority interest	49	—

Loss from continuing operations	(4,336)	(12,688)
Loss from discontinued operations	(228)	(15,918)

Net loss	$(4,564)	$(28,606)

Basic and diluted loss per common share:
From continuing operations	$(0.10)	$(0.31)
From discontinued operations	(0.01)	$(0.40)

	$(0.11)	$(0.71)

Shares used in the calculation of loss per common share:
Basic and diluted	40,614,240	40,511,626
Other charges were comprised of:
Acquired in process research and development	$—	$68
Amortization of deferred stock compensation:
Cost of revenue	10	7
Research and development	156	190
Sales and marketing	106	128
General and administrative	26	26
Restructuring and business realignment expenses	947	7,352
Re-incorporation expenses	945	—

Total other charges	$2,190	$7,771

See accompanying notes to unaudited condensed consolidated financial statements.

ACTIVCARD CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

(Unaudited)

	March 31, 2003	December 31, 2002
ASSETS
Current assets
Cash and equivalents	$43,629	$158,880
Short-term investments	201,468	89,502
Accounts receivable (net of allowance for doubtful accounts of $522 and $525 at March 31, 2003 and December 31, 2002, respectively)	10,888	9,192
Other receivables	2,283	1,579
Inventories	4,298	3,488
Assets held for sale	—	262
Other current assets	2,278	1,959

Total current assets	264,844	264,862
Restricted investments	524	432
Property and equipment	6,976	7,313
Goodwill	10,600	10,600
Other intangible assets	2,144	2,311
Other long-term assets	848	874

	$285,936	$286,392

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$12,749	$10,493
Current portion of restructuring and business realignment accruals	835	867
Deferred revenue	3,383	3,997
Liabilities held for sale	—	250
Current portion of long-term debt	—	15
Current portion of obligations under capital lease	6	7

Total current liabilities	16,973	15,629

Long-term portion of restructuring and business realignment accruals	4,267	4,429
Other long-term liabilities	580	525

Total long-term liabilities	4,847	4,954

Minority interest	13,603	—

Commitments and contingencies
Shareholders’ equity
Preferred shares, $0.001 par value, none issued	—	—
Common shares, $0.001 par value, 39,887 shares issued and outstanding at March 31, 2003; €1.00 nominal value, 41,690 shares issued and outstanding at December 31, 2002	40	45,117
Additional paid-in capital	380,452	354,400
Accumulated other comprehensive loss	(13,642)	(14,817)
Deferred stock compensation	(2,154)	(3,122)
Accumulated deficit	(114,183)	(115,769)

Total shareholders’ equity	250,513	265,809

	$285,936	$286,392

See accompanying notes to unaudited condensed consolidated financial statements.

ACTIVCARD CORP.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Three months ended March 31,
	2003	2002
Operating activities
Loss from continuing operations	$(4,336)	$(12,688)
Adjustments to reconcile loss from continuing operations to net cash used in continuing operations:
Depreciation and amortization	827	924
Amortization of acquired intangible assets	152	587
In process research and development	—	68
Amortization of deferred stock compensation	298	351
Non-cash restructuring and business realignment expenses	520	1,054
Other non-cash items, net	159	50
Increase (decrease) in cash, net of the effects of business combinations, from:
Accounts receivable	(1,623)	2,445
Other receivables	(678)	(662)
Inventories	(695)	(382)
Other current assets	(78)	(598)
Accounts payable and accrued liabilities	1,651	(1,776)
Restructuring and business realignment accruals	(198)	5,135
Deferred revenue	(640)	(233)

Net cash used in continuing operations	(4,641)	(5,725)
Net cash used in discontinued operations	(106)	(76)

Net cash used in operating activities	(4,747)	(5,801)

Investing activities
Business acquisitions, net of cash acquired	—	606
Loans to related parties	—	(24)
Purchases of property and equipment	(385)	(452)
Purchases of short term investments	(136,935)	—
Proceeds from sales and maturities of short term investments	24,748	—
Other long-term assets	(29)	1

Net cash (used in) provided by investing activities	(112,601)	131

Financing activities
Proceeds from exercise of stock options	1,637	814
Repayment of long-term debt	(13)	(24)

Net cash provided by financing activities	1,624	790

Effect of exchange rate changes on cash and equivalents	473	(214)

Net decrease in cash and equivalents	(115,251)	(5,094)
Cash and equivalents, beginning of period	158,880	248,444

Cash and equivalents, end of period	$43,629	$243,350

See accompanying notes to unaudited condensed consolidated financial statements.

ACTIVCARD CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

(Unaudited)

1.    Basis of Presentation and Significant Accounting Policies

ActivCard Corp. was incorporated in the State of Delaware in August 2002 for the purpose of changing the domicile of the publicly listed company in the ActivCard group of companies, previously ActivCard S.A., from the Republic of France to the United States. ActivCard S.A. was organized as a société anonyme, or limited liability corporation, under the laws of the Republic of France. On January 6, 2003 ActivCard Corp. commenced a registered public exchange offer in which holders of ActivCard S.A. securities were offered one share of ActivCard Corp. common stock for each ActivCard S.A. common share and each ActivCard S.A. American depositary share (“ADS”) duly tendered. The registered exchange offer closed on February 3, 2003 with 24,409,937 common shares and 15,417,729 ADS’s exchanged for an equivalent number of shares of ActivCard Corp. common stock. The exchanged common shares and ADS’s represented 94.8% of the outstanding securities of ActivCard S.A. The common shares and ADS’s of ActivCard S.A. not exchanged have been recorded as a minority interest on the consolidated balance sheet. These consolidated financial statements present the financial position and results of operations and cash flows for ActivCard S.A. for those periods preceding the change in domicile.

The Company develops and markets digital identity solutions that enable customers to securely issue, use and maintain digital identities. The Company’s solutions provide customers with the ability to authenticate a user to a network, a system or an application through a variety of personal devices as well as the ability to manage credentials remotely post-issuance. The Company markets its solutions to governments, enterprises and financial institutions directly and indirectly through system integrators, value-added resellers, original equipment manufacturers and distributors.

The accompanying consolidated financial statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America has been condensed or omitted pursuant to such rules and regulations. In the opinion of management, these condensed consolidated financial statements include all normal recurring adjustments necessary for the fair presentation of the Company’s consolidated financial position as at March 31, 2003, consolidated results of operations for the three months ended March 31, 2003 and 2002, and consolidated statements of cash flows for the three months ended March 31, 2003 and 2002. The consolidated results of operations for the three months ended March 31, 2003 are not necessarily indicative of the consolidated operating results for the Company’s full fiscal year ending December 31, 2003 or any future periods.

These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in ActivCard Corp.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

Reclassifications—Certain reclassifications have been made to the 2002 financial statement presentation to conform to the 2003 presentation. These reclassifications had no effect on reported net loss or shareholders’ equity.

Revenue Recognition

Revenues are derived primarily from the sale of software licenses, hardware and service agreements. The Company applies the provisions of Statement of Position 97-2 and related guidance. Revenues from software license agreements are generally recognized upon shipment, provided that evidence of an arrangement exists, the

ACTIVCARD CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

(Unaudited)

fee is fixed or determinable, no significant obligations remain and collection of the corresponding receivable is probable. In software arrangements that include hardware products, rights to multiple software products, maintenance and/or other services, the Company allocates the total arrangement fee among each deliverable, based on vendor-specific objective evidence of fair value of each element if vendor-specific objective evidence of each element exists. The Company determines vendor specific evidence of fair value of an element based on the price charged when the same element is sold separately. For an element not yet sold separately, vendor specific evidence of fair value of an element is established by management having the relevant authority as long as it is probable that the price, once established, will not change before separate introduction of the element in the marketplace. When arrangements contain multiple elements and vendor specific objective evidence of fair value exists for all undelivered elements, the Company recognizes revenue for the delivered elements based on the residual value method. For arrangements containing multiple elements wherein vendor specific objective evidence of fair value does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until vendor specific objective evidence of fair value exists or all elements have been delivered. The Company does not include acceptance clauses for its shrink-wrapped software products such as ActivCard Gold or Trinity client software. Acceptance clauses usually give the customer the right to accept or reject the software after the Company has delivered the product. However, the Company has provided certain customers with acceptance clauses for customized or significantly modified software products developed under product development agreements, and on occasion, for hardware products and client/server software products as well. In instances where an acceptance clause exists, the Company does not recognize revenue until the product is formally accepted by the customer in writing or the defined acceptance period has expired.

Revenue from the sale of hardware is recognized upon shipment of the product, provided that no significant obligation remains and collection of the receivable is considered probable.

Post-contract customer support is recognized on a straight-line basis over the term of the contract.

Service revenues include revenues from training, installation, or consulting. The Company enters into agreements with customers that require significant production, modification or customization of software in addition to the provision of services. Where the services are essential to the functionality of the software element of the arrangement, separate accounting for the services is not permitted and contract accounting is applied to both the software and service elements. In these cases, revenue is recognized as the work is performed pursuant to the related contracts and the achievement of related milestones in accordance with the percentage of completion method based on input measures.

Service revenues are recognized separately from the software element when the services are performed if vendor specific objective evidence of fair value exists to allocate the revenue to the various elements in a multi-element arrangement, the services are not essential to the functionality of any other element of the arrangement and the total price of the contract would vary with the inclusion or exclusion of the services.

The Company normally sells its products to customers with payment terms that are less than 60 days.

In certain specific and limited circumstances, the Company provides product return and price protection rights to certain distributors and resellers. The Company generally recognizes revenue from product sales upon shipment to resellers, distributors and other indirect channels, net of estimated returns or estimated future price changes. The Company’s policy is to not ship product to a reseller or distributor unless the reseller or distributor has a history of selling the Company’s products and the end user is known or has been qualified by the Company.

ACTIVCARD CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

(Unaudited)

The Company has established a reasonable basis through historical experience for estimating future returns and price changes. Actual returns have not been material to date. Price protection rights typically expire after 30 days and have not been material to date.

Amounts billed in excess of revenue recognized are recorded as deferred revenue in the accompanying consolidated balance sheets work-in-process is recorded as a receivable in the accompanying consolidated balance sheets.

Stock-based Compensation

In October 1995, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123, “Accounting for Stock Based compensation”, which recommends that the compensation cost for stock-based plans be measured using a fair value based method. The Company accounts for its employee stock option plans in accordance with the provisions of APB Opinion No. 25, which provides that no compensation costs be recorded if the exercise price of the options granted is equal to the fair market value of the Company’s stock as at the date of grant.

In accordance with APB Opinion No. 25, the Company allocates to deferred stock compensation, the fair value of restricted stock when granted to employees of acquired companies if they remain as employees of the Company subsequent to the acquisition date. The Company amortizes the deferred stock compensation to expense using the straight-line method over the vesting period, which is three years.

Pro forma information regarding net loss and loss per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options and warrants under the fair value method of SFAS 123. The fair value for these options and warrants was estimated at the date of grant using the Black-Scholes option pricing model.

For purposes of pro forma disclosures, the estimated fair value of the options granted is amortized to expense over the options’ vesting period. The Company’s pro forma information follows:

	Three months ended March 31,
	2003	2002
Net loss, as reported	$(4,564)	$(28,606)
Less: Stock-based employee compensation expenses included in reported net loss	233	249
Add: Total stock-based employee compensation expense determined under fair value based method for all awards	(2,613)	(3,582)

Pro forma net loss	$(6,944)	$(31,939)

Net loss per share, as reported
Basic and diluted	$(0.11)	$(0.71)
Pro forma net loss per share
Basic and diluted	$(0.17)	$(0.79)

Foreign Currency

The reporting currency of the Company and its subsidiaries is the U.S. dollar. All of the companies within the ActivCard Group use their local currency as their functional currency with the exception of ActivCard Ireland Ltd., which uses the US dollar as its functional currency. For those entities using their non-U.S. dollar

ACTIVCARD CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

(Unaudited)

currency as their functional currency, assets and liabilities are translated into the US dollar at exchange rates in effect at the balance sheet date and revenues and expenses are translated at weighted average exchange rates during the year. Translation adjustments arising upon the consolidation of non-U.S. Dollar financial statements are accumulated in shareholders’ equity as a translation adjustment within other comprehensive income.

Transactions involving a currency other than the functional currency generate a gain or loss from the fluctuation of this currency relative to the functional currency and are recorded in the statement of operations during the respective period. The Company enters into and designates foreign currency forward exchange contracts to establish fair value hedges to mitigate these foreign transaction gains and losses.

As required, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities”, on January 1, 2001. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. SFAS 133, as amended, requires the recognition of all derivative instruments as either assets or liabilities on the balance sheet measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting.

Recent Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, “Accounting for Costs Associated With Exit or Disposal Activities”, which addresses financial accounting and reporting for costs associated with exit or disposal activities. The provisions of SFAS No. 146 require that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than when an entity commits to an exit plan as previously required. SFAS 146 also requires that such a liability be measured at its fair value and subsequent changes to the liability be measured using the credit-adjusted risk-free rate used when the liability was initially recorded. The Company adopted the provisions of SFAS 146 for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have a material impact on the Company’s results of operations or financial position.

In November 2002, the EITF reached a consensus on Issue No. 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables”. The EITF concluded that revenue arrangements with multiple elements should be divided into separate units of accounting if the deliverables in the arrangement have value to the customer on a standalone basis, if there is objective and reliable evidence of the fair value of the undelivered elements, and as long as there are no rights of return or additional performance guarantees by the Company. The provisions of EITF Issue No. 00-21 are applicable to agreements entered into in fiscal periods commencing after June 15, 2003. Management is currently determining what effect, if any, the provisions of EITF Issue No. 00-21 will have on the Company’s operating results or financial condition.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The Company adopted the disclosure requirements of FIN 45 in the fourth quarter of fiscal 2002 (see Note 11 concerning the reserve for warranty costs). The recognition and measurement provisions apply to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on the Company’s results of operations or financial position.

ACTIVCARD CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

(Unaudited)

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” The statement amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We adopted the disclosure provisions of SFAS No. 148 at December 31, 2002. The Company has not yet determined the impact, if any, that the transition provisions of SFAS No. 148 may have on its financial position or results of operations.

2.    Business Combinations

In January 2002, the Company established a wholly owned subsidiary in South Africa and acquired certain assets from two privately held companies based in South Africa. The underlying assets purchased and liabilities assumed comprised a business and as such, the Company used the purchase method of accounting to allocate the purchase price to the assets acquired. The results of operations of the acquired business have been included in the Company’s condensed consolidated statements of operations from the acquisition date.

In connection with the purchase price allocation for ActivCard South Africa, $68 was charged to earnings in the three months ended March 31, 2002 for acquired in-process research and development. The value assigned to acquired in-process research and development was based on estimated future cash flows over five years and was discounted at a rate of 30%.

3.    Restructuring and Business Realignment Expenses

2002 Restructuring Plan

In 2002, the Company commenced restructuring its business to enhance operational efficiency and reduce expenses. This restructuring and business realignment plan included a worldwide reduction in workforce across all functions of 90 employees, a reduction in excess facilities, and other direct costs. Of the terminated employees, 36 were employed in sales and marketing, 42 were employed in research and development, 7 were employed in general and administrative, 3 were employed in manufacturing and logistics and 2 were employed in corporate functions. The charge for excess facilities was comprised primarily of future minimum lease payments payable over a nine-year period ending February 2011, net of estimated sublease income of $734. Sublease income was estimated assuming current market lease rates and after estimated vacancy periods. Charges for the reduction in workforce consisted mainly of severance, outplacement and other termination costs.

2003 Restructuring Plan

In March 2003, the Company took further measures to restructure its business and reduce its operating costs by implementing a reduction in workforce that resulted in the termination of 14 employees. Of the terminated employees, 7 were employed in sales and marketing, 6 were employed in research and development and 1 was employed in manufacturing and logistics. Charges for the reduction in workforce consist of severance, outplacement and other termination costs.

ACTIVCARD CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

(Unaudited)

Components of restructuring and business realignment accruals, which are presented on the condensed consolidated balance sheet and in the condensed consolidated statements of operations for the year ended December 31, 2002 and the three months ended March 31, 2003 were as follows:

	2002 Restructuring		2003 Restructuring
	Facility Exit Costs	Workforce Reduction	Workforce Reduction	Total
Accrual balance at January 1, 2002	$—	$—	$—	$—
Provisions for restructuring and business realignment costs	5,423	2,706	—	8,129
Adjustments to accruals for changes in estimates	569	(112)	—	457
Payments	(701)	(1,658)	—	(2,359)
Asset write-offs	(214)	(717)	—	(931)

Accrual balance at December 31, 2002	5,077	219	—	5,296
Provisions for restructuring and business realignment costs	—	—	913	913
Adjustments to accruals for changes in estimates	—	34	—	34
Payments	(175)	(217)	(229)	(621)
Non-cash charges	—	—	(520)	(520)

Accrual balance at March 31, 2003	4,902	36	164	5,102
Less current portion	635	36	164	835

Long term portion	$4,267	$—	$—	$4,267

Estimated remaining cash expenditures	$4,902	$36	$164	$5,102

Remaining cash expenditures to complete the facility exit activities will be made over the eight-year period ending February 2011. The Company expects to make remaining cash payments to complete the workforce reduction by September 30, 2003.

4.    Discontinued Operations

On February 15, 2002, the Company executed its plan to dispose of the hosting operations of Authentic8. As a result of this decision, the results of operations of the hosting activities, an impairment of goodwill and other intangible assets and a write-down of fixed assets have been included in loss from discontinued operations in the consolidated statement of operations for the three months ended March 31, 2002. The Company determined the fair value of the reporting unit by discounting estimated future cash flows to assess whether there was an impairment in the carrying value of the goodwill and other intangibles. The assets and liabilities related to the hosting operations have been classified as assets and liabilities held for sale on the consolidated balance sheet at December 31, 2002.

On February 12, 2003, the Company entered into an agreement with VeriSign for the disposition of the assets and certain liabilities of the hosting operations of Authentic8. The results of operations of the hosting activities to March 14, 2003, the effective date of the agreement with VeriSign, have been included in the loss from discontinued operations in the consolidated statement of operations for the three months ended March 31, 2003.

ACTIVCARD CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

(Unaudited)

The loss from discontinued operations related to the disposal of the hosting operations of the former Authentic8 was comprised of the following:

	Three months ended March 31,
	2003	2002
Revenue	$76	$15

Loss from discontinued operations consists of:
Operating loss	$228	$384
Other charges:
Impairment of goodwill	—	13,169
Impairment of other intangibles	—	1,818
Write-down of property and equipment	—	547

	$228	$15,918

5.    Loss Per Share

The following is a reconciliation of the numerator and denominator used to determine basic and diluted loss per share:

	Three months ended March 31,
	2003	2002
Numerator:
Loss from continuing operations	$(4,336)	$(12,688)
Loss from discontinued operations	(228)	(15,918)

	$(4,564)	$(28,606)

Denominator:
Shares used in computations, basic and diluted	40,614,240	40,511,626

Basic and diluted loss per common share:
From continuing operations	$(0.10)	$(0.31)
From discontinued operations	(0.01)	(0.40)

	$(0.11)	$(0.71)

No amounts have been presented for diluted earnings per share for the periods where the effect of including the weighted average number of common shares available under share options, reserved rights, warrants and convertible bonds after applying the treasury stock method is anti-dilutive. Weighted average common share equivalents excluded in the three months ended March 31, 2003 and 2002 were 995,710 and 1,268,988, respectively.

ACTIVCARD CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

(Unaudited)

6.    Comprehensive Loss

The components of comprehensive loss are as follows:

	Three months ended March 31,
	2003	2002
Net loss	$(4,564)	$(28,606)
Other comprehensive income (loss):
Unrealized losses on short term investments	(59)	—
Change in cumulative translation adjustment	485	(272)

Total comprehensive loss	$(4,138)	$(28,878)

7.    Derivative Financial Instruments

The Company utilizes a foreign exchange hedging program to mitigate transaction gains and losses resulting from exchange rate fluctuations on assets and liabilities held by ActivCard companies that were denominated in currencies other than the functional currency of the legal entity holding the related asset or liability. To achieve this objective, the Company regularly enters into various short-term foreign currency forward contracts that the Company accounts for as fair value hedging instruments to offset these foreign exchange transaction gains and losses.

Foreign exchange gains and losses attributable to fair value hedging instruments reduce the foreign exchange gains and losses in the consolidated statements of operations. For the three months ended March 31, 2003 and 2002, foreign exchange losses from the fair value hedges were $137 and $146, respectively.

Foreign exchange gains and losses reported on the consolidated statements of operations resulted from the translation of assets and liabilities denominated in a non-functional currency into the functional currency of the company that held the asset and/or liability.

At March 31, 2003, the Company did not have any forward contracts outstanding to buy or sell foreign currency.

8.    Short-term Investments

As of March 31, 2003, available-for-sale securities were as follows:

	March 31, 2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. government and agency securities	$200,825	$652	$9	$201,468

ACTIVCARD CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

(Unaudited)

The contractual maturities of available-for-sale debt securities as of March 31, 2003 were as follows:

	March 31, 2003
	Amortized Cost	Estimated Fair Value
Within one year	$39,085	$43,072
Between one year and three years	159,740	156,394
Between three years and four years	2,000	2,002

	$200,825	$201,468

9.    Related Party Transactions

During the three months ended March 31, 2003 and 2002, the Company had purchases of approximately $1,976 and $163, respectively, from SCM Microsystems, Inc. (“SCM”), a manufacturer of smart card readers. As of March 31, 2003 and December 31, 2002, amounts owing to SCM were $1,409 and $634, respectively. Although SCM is not a single source supplier to the Company of specific products, the companies do share the services of Steven Humphreys. Mr. Humphreys is the Chairman and Chief Executive Officer of ActivCard and the non-executive Chairman of SCM’s Board of Directors. Mr. Humphreys is not compensated for transactions between the two companies.

10.    Inventories

Inventories consist of the following:

	March 31, 2003	December 31, 2003
Components	$1,003	$911
Finished goods	3,295	2,577

	$4,298	$3,488

11.    Sales Warranty Commitments

The activity in the allowance for sales warranties is summarized as follows:

Warranty Allowance
Sales warranty allowance balance at December 31, 2002	$43
Warranty costs incurred	(8)
Additions related to current period sales	16
Adjustments to accruals related to prior period sales	(7)

Sales warranty allowance balance at March 31, 2003	$44

ACTIVCARD CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

(Unaudited)

12.    Segment Information

The Company has two operating segments: Digital Identity Solutions and Managed Authentication Services. However, the Managed Authentication Services segment does not meet the quantitative thresholds for separate disclosure since it does not represent ten percent of any of combined revenues, loss from operations or total assets. Accordingly, the Company is disclosing segmented information by geographic area only. Transfers between geographic areas are eliminated in the consolidated financial statements. The following is a summary of operations by geographic region for the three months ended March 31, 2003 and 2002 and as of March 31, 2003 and December 31, 2002:

	Europe	North America	Asia Pacific	Total
Three months ended March 31, 2003
Net revenues	$3,455	$8,914	$698	$13,067
Net loss	(2,779)	(989)	(796)	(4,564)
Three months ended March 31, 2002
Net revenues	$2,834	$5,193	$138	$8,165
Net loss	(3,702)	(7,512)	(17,392)	(28,606)

	Europe	North America	Asia Pacific	Total
March 31, 2003
Goodwill	$1,795	$8,698	$107	$10,600
Long lived assets	4,682	16,064	346	21,092
Total assets	20,941	262,701	2,294	285,936
December 31, 2002
Goodwill	$1,795	$8,698	$107	$10,600
Long lived assets	4,716	16,581	233	21,530
Total assets	23,311	260,908	2,173	286,392

ACTIVCARD S.A.

CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of ActivCard Corp.:

We have audited the accompanying consolidated balance sheets of ActivCard S.A. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ActivCard S.A. and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”.

As discussed in Note 5 to the consolidated financial statements, the Company has restated its consolidated financial statements for 2001 to account for certain activities of Authentic8 as a discontinued operation.

DELOITTE & TOUCHE LLP

San Jose, California

February 7, 2003

(February 12, 2003 as to the last paragraph of Note 25)

INDEPENDENT AUDITORS’ REPORT

To the Directors and Shareholders of ActivCard

We have audited the accompanying consolidated statement of operations, changes in shareholders’ equity and cash flows of ActivCard and subsidiaries (the “Company) for the year ended December 31, 2000. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated results of operations and cash flows of the Company and its subsidiaries for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG AUDIT

John Mackey

Paris, France

January 25, 2001

ACTIVCARD S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Year ended December 31,
	2000	2001	2002
Revenue
Hardware	$12,398	$16,022	$14,844
Software and maintenance	5,683	15,154	26,996

	18,081	31,176	41,840

Cost of revenue
Hardware	5,816	8,321	8,497
Software and maintenance	1,175	1,257	4,955

	6,991	9,578	13,452

Gross margin	11,090	21,598	28,388

Operating expenses
Research and development	8,097	18,227	19,427
Sales and marketing	15,657	23,624	19,939
General and administrative	3,220	4,346	4,180
Amortization of goodwill and other intangible assets	—	774	2,073
Write-down of other intangible assets	—	—	5,090
Other charges	124	7,564	11,009

Total operating expenses	27,098	54,535	61,718

Loss from operations	(16,008)	(32,937)	(33,330)
Interest expense	(16)	(81)	(11)
Interest income	15,669	13,269	5,209
Foreign exchange gain (loss)	14,429	3,491	(458)

Income (loss) from continuing operations before income taxes	14,074	(16,258)	(28,590)
Income tax expense	(1)	(22)	(69)

Income (loss) from continuing operations	14,073	(16,280)	(28,659)
Loss from discontinued operations	—	(429)	(16,834)

Net income (loss)	$14,073	$(16,709)	$(45,493)

Basic earnings (loss) per common share:
From continuing operations	$0.37	$(0.41)	$(0.69)
From discontinued operations	—	(0.01)	(0.41)

	$0.37	$(0.42)	$(1.10)

Diluted earnings (loss) per common share:
From continuing operations	$0.34	$(0.41)	$(0.69)
From discontinued operations	—	(0.01)	(0.41)

	$0.34	$(0.42)	$(1.10)

Weighted average number of common shares outstanding:
Basic	37,897,417	40,062,018	41,212,326
Diluted	42,215,045	40,062,018	41,212,326
Other charges were comprised of:
Acquired in process research and development	$—	$2,701	$68
Acquisition termination charges	—	3,149	—
Amortization of deferred stock compensation:
Cost of revenue	—	9	33
Research and development	—	488	738
Sales and marketing	—	223	493
General and administrative	124	65	90
Compensation paid to former C.E.O.	—	728	—
Settlement of litigation	—	201	—
Restructuring and business realignment expenses	—	—	8,586
Re-incorporation expenses	—	—	1,001

Total other charges	$124	$7,564	$11,009

See accompanying notes to consolidated financial statements.

ACTIVCARD S.A.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	As at December 31,
	2001	2002
ASSETS
Current assets
Cash and equivalents	$248,444	$158,880
Short-term investments	—	89,502
Accounts receivable (net of allowance for doubtful accounts of $531 in 2001 and $525 in 2002)	8,314	9,192
Other receivables	2,647	1,579
Related party receivables	2,718	—
Inventories	3,917	3,308
Assets held for sale	15,870	262
Other current assets	1,975	2,139

Total current assets	283,885	264,862
Restricted investments	241	432
Property and equipment	8,868	7,313
Goodwill	8,704	10,600
Other intangible assets	8,693	2,311
Other long-term assets	1,057	874

	$311,448	$286,392

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$10,168	$10,493
Current portion of restructuring and business realignment accruals	—	867
Deferred revenue	2,231	3,997
Liabilities held for sale	827	250
Current portion of long-term debt	52	15
Current portion of obligations under capital lease	50	7

Total current liabilities	13,328	15,629
Long-term debt	60	—
Long-term portion of obligations under capital lease	12	—
Long-term portion of restructuring and business realignment accruals	—	4,429
Other long-term liabilities	488	525

Total liabilities	13,888	20,583

Commitments and contingencies (Notes 18 and 24)
Shareholders’ equity
Common shares, €1.00 nominal value; 49,854 shares authorized; 40,404 and 41,690 shares issued and outstanding at December 31, 2001 and 2002, respectively	43,951	45,117
Additional paid-in capital	349,963	354,400
Accumulated other comprehensive loss	(20,637)	(14,817)
Deferred stock compensation	(5,441)	(3,122)
Accumulated deficit	(70,276)	(115,769)

Total shareholders’ equity	297,560	265,809

	$311,448	$286,392

See accompanying notes to consolidated financial statements.

ACTIVCARD S.A.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands, except per share data)

	Common shares		Additional paid-in capital	Accumulated other comprehen- sive loss	Deferred stock compensation	Accumulated deficit	Shareholders’ equity	Total Comprehensive Loss
	Shares	Amount
Balance January 1, 2000	32,090,026	$36,339	$34,483	$(2,066)	$(124)	$(67,640)	$992
Issuance of common shares	4,990,675	4,622	294,568	—	—	—	299,190
Exercise of warrants	493,944	425	2,120	—	—	—	2,545
Exercise of rights	692,377	637	431	—	—	—	1,068
Exercise of options	577,100	505	2,098	—	—	—	2,603
Conversion of bonds	1,055,804	975	8,153	—	—	—	9,128
Amortization of deferred stock compensation	—	—	—	—	124	—	124
Comprehensive loss:
Net income	—	—	—	—	—	14,073	14,073	$14,073
Foreign currency translation	—	—	—	(14,960)	—	—	(14,960)	(14,960)

Total comprehensive loss	—	—	—	—	—	—	—	$(887)

Balance December 31, 2000	39,899,926	43,503	341,853	(17,026)	—	(53,567)	314,763
Shares issued for acquisition	250,000	215	2,981	—	(1,963)	—	1,233
Exercise of warrants	92,000	82	378	—	—	—	460
Exercise of options	162,440	151	488	—	—	—	639
Deferred stock compensation, net of cancellations	—	—	4,263	—	(4,263)	—	—
Amortization of deferred stock compensation	—	—	—	—	785	—	785
Comprehensive loss:
Net loss	—	—	—	—	—	(16,709)	(16,709)	$(16,709)
Foreign currency translation	—	—	—	(3,611)	—	—	(3,611)	(3,611)

Total comprehensive loss	—	—	—	—	—	—	—	$(20,320)

Balance December 31, 2001	40,404,366	43,951	349,963	(20,637)	(5,441)	(70,276)	297,560
Exercise of warrants	744,100	660	3,083	—	—	—	3,743
Exercise of rights	13,660	14	16	—	—	—	30
Exercise of options	528,032	492	1,586	—	—	—	2,078
Deferred stock compensation, net of cancellations	—	—	(248)	—	248	—	—
Amortization of deferred stock compensation	—	—	—	—	2,071	—	2,071
Comprehensive loss:
Net loss	—	—	—	—	—	(45,493)	(45,493)	$(45,493)
Unrealized gains on short term investments				700			700	700
Foreign currency translation	—	—	—	5,120	—	—	5,120	5,120

Total comprehensive loss	—	—	—	—	—	—	—	$(39,673)

Balance December 31, 2002	41,690,158	$45,117	$354,400	$(14,817)	$(3,122)	$(115,769)	$265,809

See accompanying notes to consolidated financial statements.

ACTIVCARD S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended December 31,
	2000	2001	2002
Operating activities
Net income (loss) from continuing operations	$14,073	$(16,280)	$(28,659)
Adjustments to reconcile net income (loss) from continuing operations to net cash provided by (used in) continuing operations:
Depreciation and amortization	675	1,653	3,503
Amortization of goodwill and other intangible assets	176	1,327	2,119
Write-down of other intangible assets	—	—	5,090
In process research and development	—	2,701	68
Amortization of deferred stock compensation	124	785	1,354
Non-cash restructuring and business realignment expenses	—	—	1,119
Gain from government debt forgiveness	(434)	—	—
Other non-cash items, net	—	201	383
Increase (decrease) in cash, net of the effects of business combinations, from:
Accounts receivable	(3,259)	(2,049)	(550)
Other receivables	(387)	(201)	(474)
Inventories	(2,256)	140	1,146
Other current assets	(1,284)	(702)	(80)
Accounts payable and accrued liabilities	2,777	944	(986)
Restructuring and business realignment accruals	—	—	5,171
Deferred revenue	3,240	(1,334)	1,793

Net cash provided by (used in) continuing operations	13,445	(12,815)	(9,003)
Net cash used in discontinued operations	—	(814)	(1,595)

Net cash provided by (used in) operating activities	13,445	(13,629)	(10,598)

Investing activities
Business acquisitions, net of cash acquired	—	(33,856)	606
Loans to related parties	(345)	(2,700)	—
Repayment of loans to related parties	—	345	2,730
Purchases of property and equipment	(1,658)	(8,507)	(1,710)
Purchases of short term investments	—	—	(186,985)
Proceeds from sales and maturities of short term investments	—	—	97,444
Other long-term assets	(119)	(129)	423

Net cash used in investing activities	(2,122)	(44,847)	(87,492)

Financing activities
Proceeds from issuance of common shares	299,190	—	—
Proceeds from exercise of options, rights and warrants	6,216	1,099	5,841
Increase in long-term liabilities	—	—	71
Repayment of long-term debt	(821)	(169)	(160)

Net cash provided by financing activities	304,585	930	5,752

Effect of exchange rate changes on cash and equivalents	(14,848)	(3,860)	2,774

Net increase (decrease) in cash and equivalents	301,060	(61,406)	(89,564)
Cash and equivalents, beginning of year	8,790	309,850	248,444

Cash and equivalents, end of year	$309,850	$248,444	$158,880

Supplemental cash flow information:
Interest paid	$220	$4	$11
Income taxes paid	19	22	69
Supplemental disclosure of non-cash investing and financing activities:
Issuance of common shares from conversion of debt	$9,128	$—	$—
Issuance of common stock in connection with acquisition	—	3,196	—

See accompanying notes to consolidated financial statements.

ACTIVCARD S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

1.    Nature of Business

ActivCard S.A. is organized as a société anonyme, or limited liability corporation, under the laws of the Republic of France. ActivCard S.A. and its subsidiaries comprise the ActivCard Group (the “Company”), which was founded in 1988.

The Company develops and markets digital identity solutions that enable customers to securely issue, use and maintain digital identities. The Company’s solutions provide customers with the ability to authenticate a user to a network through a variety of personal devices as well as the ability to manage credentials remotely post-issuance. The Company markets its solutions to governments, enterprises and financial institutions directly and indirectly through resellers, distributors, original equipment manufacturers and system integrators.

The market for security products and services is dynamic and can be affected by a variety of factors. For example, management believes that changes in any of the following areas could have a significant negative effect on the future consolidated cash flows, results of operations and financial position: regulatory changes; fundamental changes in the technologies underlying security products and services; market acceptance of the Company’s solutions; development of strategic partners and sales channels; litigation or other claims against the Company; hiring, training and retention of key employees; successful and timely completion of development efforts; and new product introductions by competitors.

2.    Summary of Significant Accounting Policies

Basis of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries after elimination of inter-company accounts and transactions. The principal operating subsidiaries are:

•	ActivCard Inc. (United States of America)

•	ActivCard Europe S.A. (France)

•	Safe Data System S.A. (France)

•	ActivCard Asia Pte. Ltd. (Singapore)

•	American Biometric Company Limited (Canada)

•	ActivCard K.K. (Japan)

•	ActivCard Ireland Ltd.

•	Authentic8 International Inc. (Australia)

•	ActivCard South Africa Pty Ltd.

All subsidiaries are wholly owned.

The consolidated financial statements include the operations of Authentic8 International Inc., American Biometric Company Limited and Safe Data System S.A. from their respective dates of acquisition.

The accompanying consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States of America.

ACTIVCARD S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

Revenue Recognition

Revenues are derived primarily from the sale of software licenses, hardware and service agreements. The Company applies the provisions of Statement of Position 97-2 and related guidance. Revenues from software license agreements are generally recognized upon shipment, provided that evidence of an arrangement exists, the fee is fixed or determinable, no significant obligations remain and collection of the corresponding receivable is probable. In software arrangements that include hardware products, rights to multiple software products, maintenance and/or other services, the Company allocates the total arrangement fee among each deliverable, based on vendor-specific objective evidence of fair value of each element if vendor-specific objective evidence of each element exists. The Company determines vendor specific evidence of fair value of an element based on the price charged when the same element is sold separately. For an element not yet sold separately, vendor specific evidence of fair value of an element is established by management having the relevant authority as long as it is probable that the price, once established, will not change before separate introduction of the element in the marketplace. The Company defines management having the relevant authority as any three of the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and the Vice President, Marketing. When arrangements contain multiple elements and vendor specific objective evidence of fair value exists for all undelivered elements, the Company recognizes revenue for the delivered elements based on the residual value method. For arrangements containing multiple elements wherein vendor specific objective evidence of fair value does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until vendor specific objective evidence of fair value exists or all elements have been delivered. The Company does not include acceptance clauses for its shrink-wrapped software products such as ActivCard Gold or Trinity client software. Acceptance clauses usually give the customer the right to accept or reject the software after the Company has delivered the product. However, the Company has provided certain customers with acceptance clauses for customized or significantly modified software products developed under product development agreements, and on occasion, for hardware products and client/server software products as well. In instances where an acceptance clause exists, the Company does not recognize revenue until the product is formally accepted by the customer in writing or the defined acceptance period has expired.

Revenue from the sale of hardware is recognized upon shipment of the product, provided that no significant obligation remains and collection of the receivable is considered probable.

Post-contract customer support, is recognized on a straight-line basis over the term of the contract.

Service revenues include revenues from training, installation, or consulting. The Company enters into agreements with customers that require significant production, modification or customization of software in addition to the provision of services. Where the services are essential to the functionality of the software element of the arrangement, separate accounting for the services is not permitted and contract accounting is applied to both the software and service elements. In these cases, revenue is recognized as the work is performed pursuant to the related contracts and the achievement of related milestones in accordance with the percentage of completion method based on input measures.

Service revenues are recognized separately from the software element when the services are performed if vendor specific objective evidence of fair value exists to allocate the revenue to the various elements in a multi-element arrangement, the services are not essential to the functionality of any other element of the arrangement and the total price of the contract would vary with the inclusion or exclusion of the services.

The Company’s normal payment terms are less than 60 days.

ACTIVCARD S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

In certain specific and limited circumstances, the Company provides product return and price protection rights to certain distributors and resellers. The Company generally recognizes revenue from product sales upon shipment to resellers, distributors and other indirect channels, net of estimated returns or estimated future price changes. The Company’s policy is to not ship product to a reseller or distributor unless the reseller or distributor has a history of selling the Company’s products or the end user is known and has been qualified by the Company. The Company has established a reasonable basis through historical experience for estimating future returns and price changes. Actual returns have not been material to date. Price protection rights typically expire after 30 days and have not been material to date.

Amounts billed in excess of revenue recognized are recorded as deferred revenue in the accompanying consolidated balance sheets. Unbilled work-in-process is recorded as a receivable in the accompanying consolidated balance sheets.

In September 2001, the Company licensed its authentication server software to VeriSign at or about the same time that it purchased software and services from VeriSign. This transaction was recorded at terms that the Company considers to be fair value. Although cash was exchanged in this transaction, the Company considered this as a non-monetary transaction. For this transaction, the Company complied with Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Non-monetary Transactions”, and Emerging Issues Task Force (“EITF”) issue No. 01-02, “Interpretation of APB opinion No. 29”, to determine whether the transaction was a monetary or non-monetary transaction. The Company recorded product revenues of $3,200 in 2001 and billed $480 in advance for maintenance and support for the twelve-month period commencing October 1, 2001. Software purchased from VeriSign in the amount of $3,033 was capitalized as property and equipment and is being amortized on a straight-line basis over thirty-six months. In addition, the Company capitalized $908 as prepaid expenses, which included maintenance and support, digital certificates, license fees and prepaid training. The amounts recorded as prepaid expenses will be charged to earnings as the services are provided or the certificates are consumed.

Sales Warranties

Expenses associated with potential warranty claims are accrued at the time of sale, based on warranty terms and prior experience. The Company provides for the costs of warranty in excess of warranty coverage provided by the product assembly contractors. The Company’s standard warranty period is ninety days for software products and one year for hardware products.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of the Company’s customers to pay outstanding amounts. The provision is based on factors that include account aging, historical bad debt experience, customer creditworthiness and other known factors.

Research and Development and Capitalized Software Development Costs

Research and development costs are expensed as incurred. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 86, the Company capitalizes eligible software costs upon achievement of technological feasibility subject to net realizable value considerations. To date, the period between technological feasibility of a solution and the general availability of such software is short. Accordingly, the Company has not capitalized any costs and charged all such costs to research and development expenses.

ACTIVCARD S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

Stock-based Compensation

In October 1995, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123, “Accounting for Stock Based compensation”, which recommends that the compensation cost for stock-based plans be measured using a fair value based method. The Company calculates the compensation cost for its stock option plans in compliance with the provisions of APB Opinion No. 25, which provides that no compensation costs be recorded if the exercise price of the options granted is equal to the fair market value of the Company’s stock as at the date of grant. The Company discloses in the notes to the consolidated financial statements pro forma net income (loss) as if the fair value method of measurement had been applied, as permitted by SFAS No. 123.

In accordance with APB Opinion No. 25, the Company allocates to deferred stock compensation, the fair value of restricted stock when granted to employees of acquired companies if they remain as employees of the Company subsequent to the acquisition date. The Company amortizes the deferred stock compensation to expense using the straight-line method over the vesting period, which is three years.

Pro forma information regarding net loss and loss per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options and warrants under the fair value method of SFAS 123. The fair value for these options and warrants was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions for 2000, 2001 and 2002, respectively: risk-free interest rates of 4.0%, 4.3% and 2.6% to 4.4%; dividend yield of 0% in all years; volatility factors of the expected market price of the Company’s ordinary shares of 0.76 to 1.58 for 2000, 1.01 for 2001 and 0.44 for 2002 and a weighted-average expected life of the options of 4.8 years for 2000 and 2001 and 4.4 for 2002.

For purposes of pro forma disclosures, the estimated fair value of the options granted is amortized to expense over the options’ vesting period. The Company’s pro forma information follows (in thousands except for net income (loss) per share information):

	2000	2001	2002
Net income (loss), as reported	$14,073	$(16,709)	$(45,493)
Less: Stock-based employee compensation expenses included in reported net loss, net of related tax effects	124	785	1,354
Add: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(8,087)	(10,683)	(10,550)

Pro forma net income (loss)	$6,110	$(26,607)	$(54,689)

Net income (loss) per share, as reported
Basic	$0.37	$(0.42)	$(1.10)
Diluted	$0.34	$(0.42)	$(1.10)
Pro forma net income (loss) per share
Basic	$0.16	$(0.66)	$(1.33)
Diluted	$0.14	$(0.66)	$(1.33)

Marketing and Advertising Costs

Marketing and advertising costs are expensed as incurred. Advertising expenses were immaterial for all years presented.

ACTIVCARD S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

Foreign Currency

The reporting currency of the Company and its subsidiaries is the U.S. dollar. All of the companies within the ActivCard Group use their local currency as their functional currency with the exception of ActivCard Ireland Ltd., which uses the U.S. dollar as its functional currency. For those entities using their non-U.S. dollar currency as their functional currency, assets and liabilities are translated into the U.S. dollar at exchange rates in effect at the balance sheet date and revenues and expenses are translated at weighted average exchange rates during the year. Translation adjustments arising upon the consolidation of non-U.S. dollar financial statements are accumulated in shareholders’ equity as a translation adjustment within other comprehensive income.

Transactions involving a currency other than the functional currency generate a gain or loss from the fluctuation of this currency relative to the functional currency and are recorded in the statement of operations during the respective period. The Company enters into and designates foreign currency forward exchange contracts to establish fair value hedges to mitigate these foreign transaction gains and losses.

As required, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, on January 1, 2001. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. SFAS 133, as amended, requires the recognition of all derivative instruments as either assets or liabilities on the balance sheet measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting.

Income Taxes

In accordance with SFAS No. 109, “Accounting for Income Taxes”, the Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences, utilizing enacted tax rates, of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets are recognized for the estimated future tax effects of deductible temporary differences and net operating loss carry forwards and research and development tax credits. The Company has provided a valuation allowance for the entire calculated deferred income tax asset.

Earnings (Loss) per Share

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of shares outstanding. Diluted earnings per share is computed by dividing net income by the weighted average number of shares outstanding plus dilutive potential common share and equivalents outstanding assuming conversion of convertible loans and the exercise of options, rights and warrants. Dilutive options, rights and warrants did not have any effect on the computation of diluted loss per share in 2001 and 2002 since they were anti-dilutive.

Comprehensive Loss

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources and is presented in the Consolidated Statements of Shareholders’ Equity.

ACTIVCARD S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

Cash and Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company classifies investments, based on the nature of the securities and the intent and investment goal of the Company, as trading securities, available-for-sale securities or held-to-maturity securities.

Fair Value of Financial Instruments

The fair value of certain of the Company’s short-term financial instruments, including cash and equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying values due to their short maturities.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and equivalents, short-term investments, accounts receivable and forward contracts used in hedging activities. The Company maintains its cash and equivalents with high credit quality financial institutions and short-term investments are placed in U.S. government and government agency securities. The Company sells the majority of its products and services to a limited number of customers in North America and Europe with an increasing proportion of revenues coming from the U.S. government, primarily the U.S. Department of Defense. If the financial condition or results of operations of these customers deteriorate substantially, the Company’s operating results could be adversely affected. To reduce credit risk, management performs ongoing credit evaluations of the financial condition of significant customers. The Company does not generally require collateral and maintains reserves for estimated credit losses on customer accounts when considered necessary. The Company is exposed to nonperformance by counterparties to foreign currency forward contracts used in hedging activities. These counterparties are large international financial institutions and to date, no such counterparty has failed to meet its financial obligations to the Company. Management does not believe there is a significant risk of nonperformance by these counterparties because the positions with and the credit ratings of such counterparties are continuously monitored. However, there can be no assurance that there will be no significant nonperformance by these counterparties and that this would not materially adversely affect the Company’s business, financial condition, and results of operations.

Short-term Investments

Short-term investments consist of investments acquired with maturities exceeding three months but less than four years. While the Company intends to hold debt securities to maturity, consistent with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” the Company has classified all debt securities that have readily determinable fair values as available-for-sale, as the sale of such securities may be required prior to maturity to implement management strategies. Such securities are reported at fair value, with unrealized gains or losses excluded from earnings and included in other comprehensive income (loss), net of applicable taxes. The cost of securities sold is based on the specific identification method.

Inventory

Inventory consists of finished goods and components and is valued at the lower of cost (first-in, first-out method) or market.

ACTIVCARD S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

Long-Lived Assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may be not recoverable. When the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount, an impairment loss would be measured based on future cash flows, discounted at the Company’s incremental borrowing rate, compared to the carrying amount.

Depreciation and Amortization

Depreciation and amortization are provided using the straight-line method over the estimated useful lives of three to five years. Assets under capital leases are amortized over the shorter of the asset life or the lease term. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the improvement.

Goodwill and other intangibles

Goodwill represents the excess of the purchase price of net tangible and intangible assets acquired in business combinations over their estimated fair value. Other intangibles include the fair value of distribution channels, strategic agreements, developed technology and trademarks acquired in business combinations. For the acquisitions that were completed before June 30, 2001, goodwill was amortized on a straight-line basis over five years. For the acquisitions completed subsequent to June 30, 2001, goodwill was not amortized in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”. Other finite life intangible assets acquired from business combinations are recorded at their fair value on the date of acquisition and are amortized on a straight-line basis over one to seven years, which approximates their estimated useful lives.

Patents and patent rights are amortized over the shorter of their economic useful life, which does not exceed three years or their legal life.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Estimates are used for, but not limited to, the provision for returns and doubtful accounts, the provision for obsolete and excess inventories, valuation of goodwill and intangible assets, depreciation and amortization, taxes and contingencies. Actual results could differ from those estimates.

Segment Information

The Company has two operating segments: Digital Identity Solutions and Managed Authentication Services. However, the Managed Authentication Services segment does not meet the quantitative thresholds as defined in SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”, and as such, the Company discloses segment information by geography only.

ACTIVCARD S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

Reclassifications

Certain amounts in the prior period consolidated financial statements have been reclassified to conform with current period presentation.

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141, “Business Combinations”. SFAS No. 141 requires that all business combinations be accounted for by the purchase method. SFAS No. 141 also requires that intangible assets be recognized as assets apart from goodwill if they meet certain criteria. The Company adopted the provisions of SFAS No. 141 on July 1, 2001. The Company accounted for all of its combinations using the purchase method.

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 142 provides that goodwill resulting from a business combination will no longer be amortized to earnings but rather is to be reviewed periodically for impairment in value. The provisions of SFAS No. 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS No. 142 provided an exception to the prescribed date. Goodwill acquired after June 30, 2001 was subject to the non-amortization provisions. Accordingly, the Company amortized the goodwill resulting from acquisitions completed prior to June 30, 2001 on a straight-line basis over a five year period from the acquisition dates to the end of the year. The Company did not amortize goodwill resulting from acquisitions completed subsequent to June 30, 2001. The Company adopted SFAS No. 142 on January 1, 2002 and will no longer amortize goodwill from the date of adoption. There was no impact from initial adoption of this standard on the Company’s consolidated financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of”, it retains many of the fundamental provisions of SFAS No. 121. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, for the disposal of a segment of a business. However, it retains the requirement in APB Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. The Company adopted SFAS No. 144 as of January 1, 2002. There was no impact from initial adoption of this standard on the Company’s consolidated financial position or results of operations for the period presented.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated With Exit or Disposal Activities”, which addresses financial accounting and reporting for costs associated with exit or disposal activities. The provisions of SFAS No. 146 require that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than when an entity commits to an exit plan as previously required. SFAS 146 also requires that such a liability be measured at its fair value and subsequent changes to the liability be measured using the credit-adjusted risk-free rate used when the liability was initially recorded. The provisions of SFAS 146 are effective for exit or disposal activities initiated after December 31, 2002. The Company does not anticipate that there will be any impact from initial adoption of this standard on its consolidated financial position or results of operations.

ACTIVCARD S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

In November 2002, the EITF reached a consensus on Issue No. 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables”. The EITF concluded that revenue arrangements with multiple elements should be divided into separate units of accounting if the deliverables in the arrangement have value to the customer on a standalone basis, if there is objective and reliable evidence of the fair value of the undelivered elements, and as long as there are no rights of return or additional performance guarantees by the Company. The provisions of EITF Issue No. 00-21 are applicable to agreements entered into in fiscal periods commencing after June 15, 2003. Management is currently determining what effect, if any, the provisions of EITF Issue No. 00-21 will have on the Company’s operating results or financial condition.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. We adopted the disclosure requirements of FIN 45 in the fourth quarter of fiscal 2002 (see Note 15 concerning the reserve for warranty costs). The recognition and measurement provisions will be applied to guarantees issued or modified after December 31, 2002. Management is currently determining what effect, if any, the adoption of the recognition and measurement provisions will have on the Company’s operating results or financial condition.

In December 2002, the FASB issued SFAS No. 148, ”Accounting for Stock-Based Compensation  —Transition and Disclosure.” The statement amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company will adopt the disclosure provisions of SFAS No. 148 in the first quarter of fiscal 2003.

3.    Business Combinations

In 2001, the Company acquired three companies, all of which were accounted for using the purchase method of accounting. In January 2002, the Company established a wholly owned subsidiary in South Africa and acquired certain assets from two privately held companies based in South Africa. The underlying assets purchased and liabilities assumed comprised a business and as such, the Company used the purchase method of accounting to allocate the purchase price to the assets acquired. The results of operations of the acquired businesses have been included in the Company’s consolidated statement of operations from their respective acquisition dates. The Company did not complete any acquisitions in 2000.

ActivCard Asia Pte. Ltd.

On March 26, 2001, the Company acquired the remaining 20% interest in ActivCard Asia Pte. Ltd. (“ActivCard Asia”) for $111. ActivCard Asia is now a wholly owned subsidiary.

Safe Data System S.A.

On June 27, 2001, the Company acquired 100% of the outstanding shares of Safe Data System S.A. (“Safe Data”), a privately held developer of user authentication software based in Montpellier, France. The Company acquired Safe Data to replace its existing authentication server as well as to augment its engineering resources and customer base.

ACTIVCARD S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

Authentic8 International Inc.

On April 10, 2001, Authentic8 International Inc. (“Authentic8”), a privately held, Australian-based company offering an outsourced remote access authentication service for banks and service operators, and the Company mutually agreed to terminate an initial agreement to combine. In connection with this, the Company recorded a charge against earnings in the amount of $3,149, which consisted of $1,999 in professional fees and $1,150 in break-up fees.

On September 7, 2001, the Company acquired 100% of the outstanding shares of Authentic8. The Company acquired Authentic8 to augment its technology and customer base as well as to acquire a managed authentication service model and obtain expertise associated with outsourcing a service.

American Biometric Company Ltd. (Ankari)

On November 13, 2001, the Company acquired 100% of the outstanding shares of American Biometric Company Ltd. (“Ankari”), a privately held company based in Ottawa, Canada. Ankari’s software framework provides organizations with the ability to verify network user access through the use of any combination of passwords, digital certificates, security tokens, smart cards and biometrics. The Company acquired Ankari to augment its technology, customer base and engineering resources.

ActivCard South Africa (Newshelf 650 Pty. Ltd)

In January 2002, the Company established a wholly owned subsidiary in South Africa and acquired certain assets from two privately held companies based in South Africa. The underlying assets purchased and liabilities assumed comprised a business that develops and markets biometric authentication systems and related software development kits. The Company acquired the assets to augment its technology and to establish a sales presence in South Africa.

The purchase price for each of the respective acquisitions was as follows:

	ActivCard Asia	Safe Data	Authentic8	Ankari	ActivCard South Africa	Total
Cash consideration	$111	$1,762	$13,412	$18,000	$1,150	$34,435
Share consideration(1)	—	3,142	—	—	—	3,142
Acquisition costs	—	116	973	362	20	1,471

	$111	$5,020	$14,385	$18,362	$1,170	$39,048

(1)	The share consideration for Safe Data consisted of 250,000 common shares.

ACTIVCARD S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

The fair values of the assets acquired and liabilities assumed for the respective acquisitions at date of purchase were as follows:

	ActivCard Asia	Safe Data	Authentic8	Ankari	ActivCard South Africa	Total
Current assets	$—	$289	$716	$1,688	$—	$2,693
Property and equipment, net	—	42	710	231	19	1,002
Intangible assets and in-process research and development	—	2,821	2,400	8,400	302	13,923
Goodwill	111	490	13,169	8,181	849	22,800

Total assets acquired	111	3,642	16,995	18,500	1,170	40,418

Current liabilities	—	(454)	(2,610)	(138)	—	(3,202)
Long-term debt	—	(131)	—	—	—	(131)

Total liabilities assumed	—	(585)	(2,610)	(138)	—	(3,333)

Deferred compensation	—	1,963	—	—	—	1,963

Net assets acquired	$111	$5,020	$14,385	$18,362	$1,170	$39,048

In connection with the purchase price allocation, the following amounts were charged to earnings:

	Year ended December 31,
	2001	2002
In process research & development:
Safe Data	$101	$—
Authentic8	300	—
Ankari	2,300	—
ActivCard South Africa	—	68

	$2,701	$68

The value assigned to acquired in process research and development was based on estimated future cash flows over periods ranging from five to seven years and was discounted at rates of 50%, 24%, 50% and 30% for SafeData, Authentic8, Ankari and ActivCard South Africa, respectively.

Goodwill was comprised as follows:

	2001	2002
ActivCard Asia(1)	$94	$107
Safe Data(1)	456	855
Ankari(2)	8,154	8,698
ActivCard South Africa(2)	—	940

	$8,704	$10,600

(1)	Acquisition date prior to June 30, 2001 and therefore subject to amortization until December 31, 2001.
(2)	Acquisition date subsequent to June 30, 2001 and therefore not subject to amortization.

ACTIVCARD S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

At December 31, 2001, other acquired intangibles were comprised of the following:

	Developed and Core Technology	Agreements and Contracts	Assembled Workforce	Trade Names and Trademarks	Total
Additions from acquisitions:
Safe Data	$2,390	$104	$332	$—	$2,826
Ankari	4,300	1,600	—	200	6,100

	$6,690	$1,704	$332	$200	$8,926

Accumulated amortization:
Safe Data	(237)	(52)	(33)	—	(322)
Ankari	(108)	(70)	—	(4)	(182)

	(345)	(122)	(33)	(4)	(504)

	$6,345	$1,582	$299	$196	$8,422

Weighted average useful life	5 years	4 years	5 years	6 years

At December 31, 2002, other acquired intangibles were comprised of the following:

	Developed and Core Technology	Agreements and Contracts	Trade Names and Trademarks	Total
Additions from acquisitions:
Safe Data	$2,470	$—	$—	$2,470
Ankari	4,569	425	212	5,206

	$7,039	425	$212	$7,676

Accumulated amortization:
Safe Data	(1,940)	—	—	(1,940)
Ankari	(3,573)	(195)	(80)	(3,848)

	(5,513)	(195)	(80)	(5,788)

	$1,526	$230	$132	$1,888

Weighted average useful life	5 years	3 years	6 years

Amortization expense for goodwill was $68 in 2001. Amortization of other intangibles assets was $706 in 2001 and $2,073 in 2002.

In connection with the Company’s annual budgetary planning process and business review, management identified indicators of possible impairment of the Company’s other acquired intangible assets. These indicators included changes to the Company’s strategic plans that affected the use of acquired developed and core technologies and expected revenues from certain acquired contracts and strategic agreements. Asset impairment tests were performed comparing the expected aggregate undiscounted cash flows to the carrying amounts of the acquired intangible assets. Based on the results of these tests, the Company determined that its other acquired intangible assets were impaired. The fair value of these acquired intangible assets was then determined using the discounted cash flow method. As a result, the Company recorded an impairment write-down of $5,090 during the year ended December 31, 2002. The other intangible assets determined to be impaired consisted of developed and core technology, agreements, contracts, and trade names and trademarks.

ACTIVCARD S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

Estimated amortization of other acquired intangibles in each of the next five years is as follows:

2003	$606
2004	570
2005	320
2006	244
2007	148

$1,888

Supplemental information on a pro forma basis for the years ended December 31, 2001 and 2002 as if the acquisitions of ActivCard Asia, Safe Data, Authentic8, Ankari and ActivCard South Africa were completed at the beginning of the periods presented is as follows:

	Year ended December 31,
	2000	2001	2002
Revenue	$21,190	$34,711	$41,840

Net loss	(854)	(27,293)	(45,493)

Diluted loss per share	$(0.02)	$(0.68)	$(1.10)

The pro forma supplemental information is based on estimates and assumptions, which the Company believes are reasonable. However, this pro forma information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of these periods nor is it indicative of results that may occur in the future. This pro forma supplemental information is based on the respective historical financial statements of the respective companies and does not reflect any benefits from cost saving or synergies that may have been achieved from the combined company.

4.    Restructuring and Business Realignment Expenses

In 2002, the Company implemented a plan to enhance operational efficiency and reduce expenses. This restructuring and business realignment plan included a worldwide reduction in workforce across all functions of 90 employees, a reduction in excess facilities, and other direct costs. Of the terminated employees, 36 were employed in sales and marketing, 42 were employed in research and development, 7 were employed in general and administrative, 3 were employed in manufacturing and logistics and 2 were employed in corporate functions.

The charge for excess facilities is comprised primarily of future minimum lease payments payable over a nine-year period ending February 2011, net of estimated sublease income of $734. Sublease income was estimated assuming current market lease rates and after estimated vacancy periods. Charges for the reduction in workforce consist mainly of severance, outplacement and other termination costs.

ACTIVCARD S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

Components of restructuring and business realignment accruals, which are presented on the consolidated balance sheet and in the consolidated statement of operations for the year ended December 31, 2002, were as follows:

	Facility Exit Costs	Workforce Reduction	Total
Accrual balance at January 1, 2002	$—	$—	$—
Provisions for restructuring and business realignment costs	5,423	2,706	8,129
Adjustments to accruals for changes in estimates	569	(112)	457
Payments	(701)	(1,658)	(2,359)
Asset write-offs	(214)	(717)	(931)

Accrual balance at December 31, 2002	5,077	219	5,296
Less current portion	648	219	867

Long term portion	$4,429	$—	$4,429

Estimated remaining cash expenditures	$5,077	$219	$5,296

Remaining cash expenditures to complete the facility exit activities will be made over the nine-year period ending February 2011. The Company expects to make remaining cash payments to complete the workforce reduction by March 31, 2003.

5.    Discontinued Operations

On February 15, 2002, the Company executed its plan to dispose of the hosting operations of Authentic8. As a result of this decision, the results of operations of the hosting activities, an impairment of goodwill and other intangible assets and a write-down of fixed assets have been included in loss from discontinued operations in the Consolidated Statements of Operations. The Company determined the fair value of the reporting unit by discounting estimated future cash flows to assess whether there was an impairment in the carrying value of the goodwill and other intangibles. The assets and liabilities related to the hosting operations have been classified as assets and liabilities held for sale on the Consolidated Balance Sheets.

The assets and liabilities held for sale and loss from discontinued operations related to the planned disposal of the hosting operations of the former Authentic8 International, Inc. were comprised of the following:

	2001	2002
Assets held for sale consist of:
Current assets	$402	$262
Property and equipment	672	—
Goodwill	12,863	—
Other intangible assets	1,899	—
Other assets	34	—

	$15,870	$262

Liabilities held for sale consist of:
Trade accounts payable	$396	$27
Accrued payroll and benefits	178	58
Other accrued liabilities	56	30
Deferred revenue	197	135

	$827	$250

ACTIVCARD S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

	Year ended December 31,
	2001	2002
Revenue	$65	$215

Loss from discontinued operations consists of:
Operating loss	$429	$1,202
Other charges:
Impairment of goodwill	—	13,169
Impairment of other intangibles	—	1,818
Write-down of property and equipment	—	645

	$429	$16,834

6.    Short-term Investments

As of December 31, 2002, available-for-sale securities were as follows:

	December 31, 2002
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. government and agency securities	$88,802	$703	$3	$89,502

The contractual maturities of available-for-sale debt securities as of December 31, 2002 were as follows:

	December 31, 2002
	Amortized Cost	Estimated Fair Value
Within one year	$48,984	$49,311
Between one year and three years	39,151	39,521
Between three years and four years	667	670

	$88,802	$89,502

There were no short-term investments as of December 31, 2001.

7.    Derivative Financial Instruments

In September 2001, the Company implemented a foreign exchange hedging program to mitigate transaction gains and losses resulting from exchange rate fluctuations on assets and liabilities held by ActivCard companies that were denominated in currencies other than the functional currency of the legal entity holding the related asset or liability. To achieve this objective, the Company regularly enters into various short-term foreign currency forward contracts that the Company accounts for as fair value hedging instruments to offset these foreign exchange transaction gains and losses.

Foreign exchange gains and losses attributable to fair value hedging instruments reduce the foreign exchange gains and losses in the consolidated statements of operations. For the year ended December 31, 2001, foreign exchange losses from the fair value hedges were $363 and for the year ended December 31, 2002, foreign exchange gains from the fair value hedges were $752.

ACTIVCARD S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

At December 31, 2002, the Company did not have any forward contracts outstanding to buy or sell foreign currency.

Foreign exchange gains and losses reported on the consolidated statements of operations resulted from the translation of assets and liabilities denominated in a non-functional currency into the functional currency of the company that held the asset and/or liability.

8.    Accounts Receivable

Accounts receivable consists of the following:

	2001	2002
Accounts receivable	$8,845	$9,717
Less allowance for doubtful accounts	(531)	(525)

	$8,314	$9,192

The activity in the allowance for doubtful accounts is summarized as follows:

	Year ended December 31,
	2000	2001	2002
Allowance balance at January 1	$248	$284	$531
Amounts charged to expense	41	530	99
Reversals for amounts recovered	—	—	(52)
Amounts written off	(5)	(283)	(53)

Allowance balance at December 31	$284	$531	$525

Customers that accounted for 10% or more of revenues were as follows:

	Year ended December 31,
	2000	2001	2002
Customer A	45%	15%	—
Customer B	16%	—	—
Customer C	—	15%	—
Customer D	—	11%	—
Customer F	—	—	26%

	61%	41%	26%

Customers that accounted for 10% or more of accounts receivable were as follows:

	2001	2002
Customer A	14%	—
Customer B	—	—
Customer C	11%	11%
Customer E	19%	—
Customer F	—	40%

	44%	51%

The Company did not factor any trade receivables in 2001 or 2002.

ACTIVCARD S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

9.    Other Receivables

Other receivables consist of the following:

	2001	2002
Value-added tax recoverable	$492	$455
Purchase price adjustment receivable from selling shareholder of acquired companies	2,120	—
Interest receivable	—	857
Other	35	267

	$2,647	$1,579

10.    Related Party Receivables

On October 22, 2001, the Board of Directors of the U.S. subsidiary of the Company approved a full recourse loan to an executive officer of the Company in the amount of $2,700. The loan earned interest at a rate of 3.5% per annum and was due October 21, 2002. The loan was secured by 867,800 shares of ActivCard S.A. held by the executive officer. The loan and accrued interest were repaid in full on November 13, 2002.

In December 2000, the Company provided a loan to an officer in the amount of $345 related to the exercise of stock options. The loan was repaid in September 2001.

11.    Inventories

Inventories consist of the following:

	2001	2002
Components	$2,596	$731
Finished goods	1,321	2,577

	$3,917	$3,308

12.    Property and Equipment

Property and equipment consists of the following:

	2001	2002
Computers and equipment	$8,452	$10,372
Furniture and fixtures	1,710	1,761
Leasehold improvements	1,800	1,494

Property and equipment at cost	11,962	13,627
Less accumulated amortization	(3,094)	(6,314)

Property and equipment, net	$8,868	$7,313

The Company leases certain of its equipment under capital leases, with original cost of $637 and $838 included in property and equipment at December 31, 2001 and 2002, respectively. Accumulated amortization of these leased assets was $569 and $831 at December 31, 2001 and 2002, respectively.

ACTIVCARD S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

13.    Other Intangible Assets

Other intangible assets consist of the following:

	2001	2002
Acquired intangible assets from business combinations	$8,422	$1,888
Licenses and patents	271	423

	$8,693	$2,311

14.    Other Long-term Assets

Other long-term assets consists of the following:

	2001	2002
Research and development tax credits receivable	$232	$—
Prepaid royalties	161	28
Security deposits	664	846

	$1,057	$874

15.    Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	2001	2002
Trade accounts payable	$4,100	$2,304
Accrued payroll and benefits	4,350	5,371
Sales warranties	65	43
Other accrued liabilities	1,653	2,775

	$10,168	$10,493

The activity in the allowance for sales warranties is summarized as follows:

	2001	2002
Sales warranty allowance balance at January 1	$55	$65
Warranty costs incurred	(53)	(52)
Additions related to current period sales	63	59
Adjustments to accruals related to prior period sales	—	(29)

Sales warranty allowance balance at December 31	$65	$43

ACTIVCARD S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

16.    Short-term and Long-term Debt

Short-term and long-term debt consists of:

	2001	2002
Bank loans	20	15
Non-interest bearing loans	92	—

Total long-term debt	112	15
Less current portion	52	15

Long-term portion	$60	$—

As a result of the acquisition of Safe Data in June 2001, the Company assumed a bank loan carrying interest at 8.65% per annum repayable in blended monthly installments. The Company also assumed two non-interest bearing loans with French governmental agencies. All three loans assumed on the acquisition of Safe Data were repaid in full during 2002.

17.    Other Long-term Liabilities

Other long-term liabilities consist primarily of deferred rent expense of $444 and $525 at December 31, 2001 and 2002, respectively.

18.    Lease Commitments

The Company has entered into non-cancelable operating leases for office space and equipment as well as capital leases for equipment with original terms that range between 3 and 10 years. The capital lease obligations were assumed by the Company as a result of the acquisition of Safe Data and are collateralized by their respective underlying assets.

The future minimum lease payments under these leases are as follows:

Year ending December 31,	Capital Leases	Operating Leases
2003	$7	$2,605
2004	—	2,230
2005	—	2,237
2006	—	2,314
2007	—	2,415
Thereafter	—	7,984

Total minimum lease payments	$7	$19,785

Certain commitments under non-cancelable operating leases are included in the charge for restructuring and business realignment expenses (Note 4).

Rental expense for all operating leases amounted to $791, $3,291 and $3,058 during 2000, 2001 and 2002, respectively.

ACTIVCARD S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

19.    Shareholders’ Equity

The number of common shares issued and outstanding were as follows:

	2000	2001	2002
Authorized	46,053,501	49,639,114	49,853,746
Issued	39,899,926	40,404,366	41,690,158
Outstanding	39,899,926	40,404,366	41,690,158

In February 2000, the Company sold 990,675 common shares at a price of $17.16 per share in conjunction with a private placement to strategic business partners. The Company received proceeds of approximately $17,000, net of underwriting and placement costs.

In March 2000, the Company sold 4,000,000 American Depositary Shares (“ADS”) at a price of $76.50 per ADS (each ADS represents one common share) in conjunction with an initial listing on the Nasdaq National Market. As a result of the offering, the Company received proceeds of approximately $282,000, net of underwriting discounts, commissions, offering costs and related expenses paid by the Company.

In June 2001, the Company issued 250,000 common shares in connection with the acquisition of Safe Data.

The rights and preferences of the common shareholders, as provided under the Company’s bylaws are as follows:

Preemptive Subscription Rights

Shareholders have preemptive rights to subscribe for additional shares issued by the Company for cash on a pro rata basis. Shareholders may waive such preemptive subscription rights at an extraordinary general meeting of shareholders under certain circumstances. Preemptive subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offer of shares.

Dividend Rights

The Company may distribute dividends out of its “distributable profits” plus any amounts held in its reserve, which the shareholders decide to make available for distribution, other than those reserves, which are specifically required by law and its by-laws. “Distributable profits” consist of its statutory net profits in each fiscal year, as increased or reduced by any profit or loss carry forward from prior years, less any contributions to the reserve accounts pursuant to law or its by-laws.

The Company must allocate five percent of its statutory net profit for each year to its legal reserve account before dividends may be paid with respect to that year. Such allocation must be made until the amount in the legal reserve is equal to ten percent of the aggregate nominal value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of the Company’s French subsidiaries on a statutory basis. At December 31, 2002, there was no amount allocated to the Company’s legal reserve. The legal reserve may be distributed to shareholders only upon liquidation of the Company.

Dividend distributions, if any, will be authorized in Euros and may be paid in any currency.

ACTIVCARD S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

Shareholder Rights Plan

In 1996 and 1998, the shareholders of the Company authorized the issuance of share purchase rights to existing bond and warrant holders in conjunction with the issuance of common shares during these periods in accordance with the statutory anti-dilution laws of France.

	2000		2001		2002
	Rights	Weighted average exercise price	Rights	Weighted average exercise price	Rights	Weighted average exercise price
Outstanding—beginning of year	761,438	$1.53	54,643	$1.35	46,970	$1.29
Exercised	(692,377)	1.55	—	—	(13,660)	1.30
Forfeited	(14,418)	1.33	(7,673)	1.68	(4,510)	1.52

Outstanding—end of year	54,643	$1.35	46,970	$1.29	28,800	$1.25

Warrants

The following is a summary of the Company’s outstanding share warrant plans with the corresponding number of underlying common shares issuable upon exercise:

	2000	2001	2002
Director share warrant plans	252,250	497,500	796,500
1999 convertible bond warrants	804,700	712,700	—

Total share warrants outstanding	1,056,950	1,210,200	796,500

Director Share Warrant Plans

During the years 1995 to 2002, inclusive, the shareholders of the Company authorized the creation of share warrant plans for the purpose of granting warrants to certain executive officers and to members of the Company’s Board of Directors. The activity for each of the last three years and terms of the plans are summarized as follows:

	2000		2001		2002
	Warrants	Weighted average exercise price	Warrants	Weighted average exercise price	Warrants	Weighted average exercise price
Outstanding, beginning of year	278,510	$4.92	252,250	$11.73	497,500	$10.96
Granted	55,000	35.01	254,000	9.98	420,000	6.60
Exercised	(81,260)	4.15	—	—	(38,500)	5.77
Forfeited	—	—	(8,750)	6.92	(82,500)	9.10

Outstanding, end of year	252,250	$11.73	497,500	$10.96	796,500	$9.10

Weighted average fair value at the day of grant		$31.05		$6.78		$2.54

The director share warrant plans vest over four years. The term of the warrants is five years.

ACTIVCARD S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

1999 Convertible Bond Warrants

In October 1999, the Company issued convertible securities, consisting of $6.0 million principal amount of non-interest bearing bonds and 1,200,000 warrants to purchase an aggregate of 1,200,000 shares at an exercise price of $5.00 per share. Warrants could be exercised between April 15, 2000 and April 15, 2002. During 2000, 395,300 warrants related to this debt offering were exercised. During 2001, 92,000 warrants related to this debt offering were exercised. During 2002, 705,600 warrants related to this debt offering were exercised and the remaining 7,100 warrants were forfeited.

Stock Options

The shareholders of the Company authorized the creation of different stock option plans granting the Board of Directors of the Company the authority to issue options to employees to subscribe for a maximum of 9,870,000 common shares. These plans generally provide for a four-year vesting period and may be exercised no later than seven years after date of grant. The option plans prohibit residents of France employed by the Company from selling their shares prior to the fifth anniversary from the date of grant. For the 2002 option plan, the Board of Directors establishes the exercise price as the closing price quoted on Nasdaq on the date of grant. For option plans of years prior to 2002, the Board of Directors establish the exercise price as the weighted average closing price quoted on Nasdaq Europe during the twenty trading days prior to the date of grant. The Company calculates the compensation cost for its stock option plans in compliance with the provisions of APB Opinion No. 25 which provides that compensation cost has to be recorded if the exercise price of the options granted is lower than the fair market value of the Company’s stock as at the date of grant. In 2001, the Company granted 2,394,500 options with a weighted average exercise price of $8.80 at less than fair value. The options granted at less than fair value had a weighted average fair value of $10.43, where fair value was determined to be the closing share price on the date of grant. Amortization of deferred stock compensation was $124, $446 and $965 in 2000, 2001 and 2002, respectively.

A summary of the Company’s employee stock option plan activity and related information for the years ended December 31, follows:

	2000		2001		2002
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding, beginning of year	3,491,420	$5.10	4,452,758	$11.58	6,605,939	$10.24
Granted	1,841,481	22.63	3,011,800	9.27	694,600	7.40
Exercised	(577,100)	4.51	(162,440)	3.94	(528,032)	3.94
Forfeited	(303,043)	17.50	(696,179)	16.10	(882,725)	13.69

Outstanding, end of year	4,452,758	$11.58	6,605,939	$10.24	5,889,782	$9.95

Exercisable at end of year	1,084,424	$5.14	2,265,152	$7.39	3,058,633	$9.62

Weighted average fair value at the day of grant		$17.46		$7.89		$2.82

As of December 31, 2002, 1,448,506 options were available for new grant. As of December 31, 2002, outstanding stock options granted to employees subject to French regulation and U.S. regulation were 1,524,586 and 4,365,196, respectively.

ACTIVCARD S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

The summary of stock options, Director’s share warrants and share warrants related to convertible bonds outstanding and exercisable as of December 31, 2002 was as follows:

	Options and Warrants outstanding			Options and Warrants exercisable
Range of exercise prices	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$1.25-$2.60	170,447	2.55	$1.77	168,272	$1.77
$3.80-$5.00	1,603,238	2.51	4.55	1,500,479	4.56
$5.75-$8.30	2,846,781	5.67	7.62	622,527	7.78
$9.04-$13.45	865,493	5.33	10.48	233,678	10.64
$15.09-$19.75	819,708	4.55	18.95	508,975	19.07
$23.37-$32.80	380,415	4.60	26.17	234,503	26.72
$71.03-$73.63	29,000	2.60	71.39	15,249	71.50

Total	6,715,082	4.58	$9.82	3,283,683	$9.60

In December 1996, the French parliament adopted a law that requires French companies to pay French social contributions and certain salary-based taxes, which may represent, for the Company, up to 43% of the taxable salary, on the difference between the exercise price of a stock option and the fair market value of the underlying shares on the exercise date if the beneficiary disposes of the shares before a five-year period following the grant of the option. The new law is consistent with personal income tax law that requires individuals to pay income tax on the difference between the option exercise price and the fair value of the shares at the grant date if the shares are sold or otherwise disposed of within five years of the option grant. The law applies to all options exercised after January 1, 1997 related to French resident employees. The Company has not recorded a liability for social charges for options granted as of December 31, 2002 as the French stock option plan prohibits any sale of shares before a five-year period.

20.    Income Taxes

Income tax expense of $1, $22 and $69 during the years ended December 31, 2000, 2001 and 2002 consisted of minimum taxes in certain jurisdictions.

As of December 31, 2001 and 2002, significant components of the Company’s net deferred income tax assets were as follows:

	2001	2002
Net operating loss carry-forwards	$22,282	$35,143
Research and development tax credits	217	1,498
Research and development capitalized for tax purposes	60	101
Timing differences in depreciation and amortization periods	3,291	754
Non-deductible accruals and reserves	1,149	3,665

Net deferred tax assets	26,999	41,161
Valuation allowance	(26,999)	(41,161)

Net deferred tax assets	$—	$—

ACTIVCARD S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

Due to the history of losses and uncertainty surrounding the realization of net deferred tax assets, the Company has provided a valuation allowance for the entire amounts. The valuation allowance will be reduced at such time as management believes it is more likely than not that the deferred tax assets will be realized.

As of December 31, 2002, the Company has net operating loss carry-forwards in France of approximately $48,800. Approximately $15,700 of these net operating loss carry-forwards will expire in the years 2007 through 2009. Remaining loss carry-forwards have no expiration date. In the United States, the Company has federal net operating loss carry-forwards of approximately $36,000, which expire between 2010 and 2023, and state net operating loss carry-forwards of approximately $20,400, which expire between 2005 and 2014. The Company has net operating loss carry-forwards in Canada of approximately $3,500, which expire between 2006 and 2010. The Company has net operating loss carry-forwards in Australia and Singapore of $2,900 and $3,900, respectively, with no expiration date. These net operating loss carry-forwards can be only be used by the legal entity generating the operating losses.

21.    (Loss) Earnings Per Share

The following is a reconciliation of the numerator and denominator used to determine basic and diluted (loss) earnings per share:

	2000	2001	2002
Numerator:
(Loss) income from continuing operations	$14,073	$(16,280)	$(28,659)
Effect assuming conversion of convertible bonds at beginning of year	138	—	—

Adjusted (loss) income from continuing operations available to shareholders	14,211	(16,280)	(28,659)
Loss from discontinued operations	—	(429)	(16,834)

	$14,211	$(16,709)	$(45,493)

Denominator:
Basic weighted average number of shares outstanding	37,897,417	40,062,018	41,212,326
Dilutive common share equivalents:
Options outstanding	2,695,598	—	—
Rights and warrants	1,303,588	—	—
Shares from convertible bonds	318,442	—	—

Diluted weighted average number of shares outstanding	42,215,045	40,062,018	41,212,326

Basic (loss) earnings per common share:
From continuing operations	$0.37	$(0.41)	$(0.69)
From discontinued operations	—	(0.01)	(0.41)

	$0.37	$(0.42)	$(1.10)

Diluted (loss) earnings per common share:
From continuing operations	$0.34	$(0.41)	$(0.69)
From discontinued operations	—	(0.01)	(0.41)

	$0.34	$(0.42)	$(1.10)

ACTIVCARD S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

No amounts have been presented for diluted earnings per share for the periods where the effect of including the weighted average number of common shares available under share options, reserved rights, warrants and convertible bonds after applying the treasury stock method is anti-dilutive. Weighted average common share equivalents excluded in 2001 and 2002 were 2,128,766 and 949,690, respectively.

22.    Employee Retirement Plans

French law requires payment of a lump sum retirement indemnity to all employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. There is no formal plan and no funding of the obligation is required. The Company’s obligation is not material to its consolidated financial condition or results of operations for the years ended December 31, 2000, 2001 and 2002.

The U.S. subsidiary has a 401(k) profit sharing plan for its full-time employees who have attained the age of 21 years and have been employed with the Company for at least six months. Eligible employees may make voluntary contributions to the plan up to a fixed dollar amount specified by U.S. law. The Company is not required to make contributions and, to December 31, 2002, no contributions have been made.

In October 2001, the Company implemented a non-qualified deferred compensation plan which allows eligible U.S. employees to elect to defer for personal tax purposes, on an annual basis, up to 90% of their base salary, commissions and/or bonus. Amounts deferred are invested by the Company in investment embedded funds within a variable life insurance policy. The employee designates the investment of amounts withheld and is entitled to receive the amounts deferred, net of investment gains and losses, upon termination, retirement, death, disability or, under certain circumstances, based on pre-scheduled withdrawals. Amounts withheld and deferred for eligible employees under the Company’s deferred compensation plan were $193 in 2001 and $345 in 2002. Amounts withheld and deferred are included in operating expenses as salary expense in the period withheld. As at December 31, 2002, total assets related to the plan amounted to $432 and were classified as restricted investments in the consolidated balance sheet. The Company also recorded a corresponding liability of $432.

ACTIVCARD S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

23.    Segment Information

The Company has two operating segments: Digital Identity Solutions and Managed Authentication Services. However, the Managed Authentication Services segment does not meet the quantitative thresholds for separate disclosure since it does not represent ten percent of any of combined revenues, loss from operations or total assets. Accordingly, the Company is disclosing segmented information by geographic area only. Transfers between geographic areas are eliminated in the consolidated financial statements. The following is a summary of operations by geographic region for the years ended December 31, 2000, 2001 and 2002:

	Europe	North America	Asia Pacific	Total
2000
Net revenues	$13,713	$3,624	$744	$18,081
Loss from operations	(3,885)	(11,461)	(662)	(16,008)
Long lived assets	1,307	1,530	74	2,911
Total assets	314,880	11,007	448	326,335
Capital expenditures	765	955	72	1,792
Depreciation and amortization	540	240	71	851

2001
Net revenues	$13,681	$15,888	$1,607	$31,176
Loss from operations	(13,937)	(17,859)	(1,141)	(32,937)
Goodwill	456	8,154	94	8,704
Long lived assets	5,153	22,347	63	27,563
Total assets	24,202	269,976	17,270	311,448
Capital expenditures	1,431	7,119	32	8,582
Depreciation and amortization	1,458	1,238	284	2,980

2002
Net revenues	$12,819	$27,074	$1,947	$41,840
Loss from operations	(12,988)	(17,913)	(2,429)	(33,330)
Goodwill	1,795	8,698	107	10,600
Long lived assets	4,716	16,581	233	21,530
Total assets	23,311	260,908	2,173	286,392
Capital expenditures	1,037	596	77	1,710
Depreciation and amortization	938	2,491	74	3,503

24.    Contingencies

From time to time, the Company has been named as a defendant in legal actions arising from its normal business activities, which it believes will not have a material adverse effect on it or its business.

25.    Subsequent Events

Re-incorporation of Publicly Listed Parent Company

On January 6, 2003 ActivCard Corp., a Delaware corporation, commenced a registered public exchange offer for the purpose of changing the domicile of the publicly listed company in the ActivCard Group, previously ActivCard S.A., from the Republic of France to the State of Delaware in the United States. In the exchange offer,

ACTIVCARD S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

holders of ActivCard S.A. securities were asked to exchange each ActivCard S.A. common share and each ActivCard S.A. American depositary share (“ADS”) they held for one share of ActivCard Corp. common stock. The registered exchange offer closed on February 3, 2003 with 24,409,937 common shares and 15,417,729 ADS’s exchanged for an equivalent number of shares of ActivCard Corp. common stock. The exchanged common shares and ADS’s represented 94.8% of the outstanding securities of ActivCard S.A.

All outstanding stock options of ActivCard S.A. held by persons resident outside the Republic of France and all outstanding warrants were exchanged for options to acquire an equivalent number of shares of ActivCard Corp. common stock. Outstanding options of ActivCard S.A. held by persons resident in France remain outstanding and ActivCard Corp. intends to offer to exchange one share of its common stock for each ordinary share of ActivCard S.A. that is issued upon the exercise of such options.

Sale of Discontinued Operation

On February 12, 2003, the Company entered into an agreement with VeriSign for the disposition of the assets and certain liabilities of the hosting operations of Authentic8 (See Note 5).

26.    Quarterly Results of Operations (Unaudited)

	Three Months Ended
	March 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002
Revenue	$7,089	$8,525	$8,803	$6,759	$8,165	$9,607	$11,983	$12,085
Cost of revenue	2,513	2,785	2,188	2,092	2,645	2,869	3,850	4,088

Gross margin	4,576	5,740	6,615	4,667	5,520	6,738	8,133	7,997

Loss from operations	(9,743)	(6,859)	(5,217)	(11,118)	(13,964)	(5,489)	(4,060)	(9,817)

Loss from discontinued operations	—	—	(74)	(355)	(15,918)	(409)	(214)	(293)

Net loss(*)	$(371)	$(2,667)	$(3,824)	$(9,847)	$(28,606)	$(4,711)	$(2,947)	$(9,229)

Basic and diluted net loss per share(*):
From continuing operations	$(0.01)	$(0.07)	$(0.10)	$(0.23)	$(0.31)	$(0.10)	$(0.07)	$(0.21)
From discontinued operations	—	—	—	(0.01)	(0.40)	(0.01)	—	(0.01)

	$(0.01)	$(0.07)	$(0.10)	$(0.24)	$(0.71)	$(0.11)	$(0.07)	$(0.22)

(*)	The sum of the quarterly net loss and net loss per share will not necessarily equal the net loss and the net loss per share for the total year due to the effects of rounding.

ACTIVCARD S.A.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2003 AND 2002

ACTIVCARD S.A.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

(Unaudited)

	Three months ended March 31,
	2003	2002
Revenue
Hardware	$5,485	$2,656
Software and maintenance	7,582	5,509

	13,067	8,165

Cost of revenue
Hardware	3,784	1,835
Software and maintenance	1,378	810

	5,162	2,645

Gross margin	7,905	5,520

Operating expenses
Research and development	4,394	4,988
Sales and marketing	5,147	5,232
General and administrative	1,374	927
Amortization of acquired intangible assets	152	566
Other charges	2,190	7,771

Total operating expenses	13,257	19,484

Loss from operations	(5,352)	(13,964)
Interest expense	—	(7)
Interest income	1,245	1,249
Foreign exchange (loss) gain	(216)	35

Loss from continuing operations before income taxes	(4,323)	(12,687)
Income tax expense	(62)	(1)

Loss from continuing operations	(4,385)	(12,688)
Loss from discontinued operations	(228)	(15,918)

Net loss	$(4,613)	$(28,606)

Basic and diluted loss per common share:
From continuing operations	$(0.10)	$(0.31)
From discontinued operations	(0.01)	$(0.40)

	$(0.11)	$(0.71)

Shares used in the calculation of loss per common share:
Basic and diluted	41,954,924	40,511,626
Other charges were comprised of:
Acquired in process research and development	$—	$68
Amortization of deferred stock compensation:
Cost of revenue	10	7
Research and development	156	190
Sales and marketing	106	128
General and administrative	26	26
Restructuring and business realignment expenses	947	7,352
Re-incorporation expenses	945	—

Total other charges	$2,190	$7,771

See accompanying notes to unaudited condensed consolidated financial statements.

ACTIVCARD S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

(Unaudited)

	March 31, 2003	December 31, 2002
ASSETS
Current assets
Cash and equivalents	$43,629	$158,880
Short-term investments	201,468	89,502
Accounts receivable (net of allowance for doubtful accounts of $522 and $525 at March 31, 2003 and December 31, 2002, respectively)	10,888	9,192
Other receivables	2,283	1,579
Inventories	4,298	3,488
Assets held for sale	—	262
Other current assets	2,278	1,959

Total current assets	264,844	264,862
Restricted investments	524	432
Property and equipment	6,976	7,313
Goodwill	10,600	10,600
Other intangible assets	2,144	2,311
Other long-term assets	848	874

	$285,936	$286,392

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$12,749	$10,493
Current portion of restructuring and business realignment accruals	835	867
Deferred revenue	3,383	3,997
Related party payable	83	—
Liabilities held for sale	—	250
Current portion of long-term debt	—	15
Current portion of obligations under capital lease	6	7

Total current liabilities	17,056	15,629

Long-term portion of restructuring and business realignment accruals	4,267	4,429
Other long-term liabilities	580	525

Total long-term liabilities	4,847	4,954

Commitments and contingencies
Shareholders’ equity
Common shares, €1.00 nominal value; 42,033 and 41,690 shares issued and outstanding at March 31, 2003 and December 31, 2002, respectively	45,481	45,117
Additional paid-in capital	355,591	354,400
Accumulated other comprehensive loss	(14,386)	(14,817)
Deferred stock compensation	(2,271)	(3,122)
Accumulated deficit	(120,382)	(115,769)

Total shareholders’ equity	264,033	265,809

	$285,936	$286,392

See accompanying notes to unaudited condensed consolidated financial statements.

ACTIVCARD S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Three months ended March 31,
	2003	2002
Operating activities
Loss from continuing operations	$(4,385)	$(12,688)
Adjustments to reconcile loss from continuing operations to net cash used in continuing operations:
Depreciation and amortization	827	924
Amortization of acquired intangible assets	152	587
In process research and development	—	68
Amortization of deferred stock compensation	298	351
Non-cash restructuring and business realignment expenses	520	1,054
Other non-cash items, net	208	50
Increase (decrease) in cash, net of the effects of business combinations, from:
Accounts receivable	(1,623)	2,445
Other receivables	(678)	(662)
Inventories	(695)	(382)
Other current assets	4	(598)
Accounts payable and accrued liabilities	1,651	(1,776)
Restructuring and business realignment accruals	(198)	5,135
Deferred revenue	(640)	(233)

Net cash used in continuing operations	(4,559)	(5,725)
Net cash used in discontinued operations	(106)	(76)

Net cash used in operating activities	(4,665)	(5,801)

Investing activities
Business acquisitions, net of cash acquired	—	606
Loans to related parties	—	(24)
Purchases of property and equipment	(385)	(452)
Purchases of short term investments	(136,935)	—
Proceeds from sales and maturities of short term investments	24,748	—
Other long-term assets	(29)	1

Net cash (used in) provided by investing activities	(112,601)	131

Financing activities
Proceeds from exercise of stock options	1,555	814
Repayment of long-term debt	(13)	(24)

Net cash provided by financing activities	1,542	790

Effect of exchange rate changes on cash and equivalents	473	(214)

Net decrease in cash and equivalents	(115,251)	(5,094)
Cash and equivalents, beginning of period	158,880	248,444

Cash and equivalents, end of period	$43,629	$243,350

See accompanying notes to unaudited condensed consolidated financial statements.

ACTIVCARD S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (In thousands, except share and per share data)  (Unaudited)

1.    Basis of Presentation and Significant Accounting Policies

These condensed consolidated financial statements present the financial position and results of operations and cash flows for ActivCard S.A., (the “Company”) a subsidiary of ActivCard Corp. the publicly listed company in the ActivCard group of companies. ActivCard S.A. is organized as a société anonyme, or limited liability corporation, under the laws of the Republic of France. These unaudited condensed consolidated financial statements should be read in conjunction with ActivCard Corp.’s quarterly report for the period ended March 31, 2003 filed with the Securities and Exchange Commission on Form 10-Q and ActivCard S.A.’s audited consolidated financial statements included in ActivCard Corp.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

ActivCard Corp. was incorporated in the State of Delaware in August 2002 for the purpose of changing the domicile of the publicly listed company in the ActivCard group of companies, previously ActivCard S.A., from the Republic of France to the United States. On January 6, 2003 ActivCard Corp. commenced a registered public exchange offer in which holders of ActivCard S.A. securities were offered one share of ActivCard Corp. common stock for each ActivCard S.A. common share and each ActivCard S.A. American depositary share (“ADS”) duly tendered. The registered exchange offer closed on February 3, 2003 with 24,409,937 common shares and 15,417,729 ADS’s exchanged for an equivalent number of shares of ActivCard Corp. common stock. The exchanged common shares and ADS’s represented 94.8% of the outstanding securities of ActivCard S.A. Accordingly, at March 31, 2003, ActivCard S.A., is approximately 95% owned by ActivCard Corp. and approximately 5% owned by other stockholders.

The Company develops and markets digital identity solutions that enable customers to securely issue, use and maintain digital identities. The Company’s solutions provide customers with the ability to authenticate a user to a network, a system or an application through a variety of personal devices as well as the ability to manage credentials remotely post-issuance. The Company markets its solutions to governments, enterprises and financial institutions directly and indirectly through system integrators, value-added resellers, original equipment manufacturers and distributors.

The accompanying consolidated financial statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America has been condensed or omitted pursuant to such rules and regulations. In the opinion of management, these condensed consolidated financial statements include all normal recurring adjustments necessary for the fair presentation of the Company’s consolidated financial position as at March 31, 2003, consolidated results of operations for the three months ended March 31, 2003 and 2002, and consolidated statements of cash flows for the three months ended March 31, 2003 and 2002. The consolidated results of operations for the three months ended March 31, 2003 are not necessarily indicative of the consolidated operating results for the Company’s full fiscal year ending December 31, 2003 or any future periods.

Reclassifications—Certain reclassifications have been made to the 2002 financial statement presentation to conform to the 2003 presentation. These reclassifications had no effect on reported net loss or shareholders’ equity.

Revenue Recognition

Revenues are derived primarily from the sale of software licenses, hardware and service agreements. The Company applies the provisions of Statement of Position 97-2 and related guidance. Revenues from software

ACTIVCARD S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

(Unaudited)

license agreements are generally recognized upon shipment, provided that evidence of an arrangement exists, the fee is fixed or determinable, no significant obligations remain and collection of the corresponding receivable is probable. In software arrangements that include hardware products, rights to multiple software products, maintenance and/or other services, the Company allocates the total arrangement fee among each deliverable, based on vendor-specific objective evidence of fair value of each element if vendor-specific objective evidence of each element exists. The Company determines vendor specific evidence of fair value of an element based on the price charged when the same element is sold separately. For an element not yet sold separately, vendor specific evidence of fair value of an element is established by management having the relevant authority as long as it is probable that the price, once established, will not change before separate introduction of the element in the marketplace. When arrangements contain multiple elements and vendor specific objective evidence of fair value exists for all undelivered elements, the Company recognizes revenue for the delivered elements based on the residual value method. For arrangements containing multiple elements wherein vendor specific objective evidence of fair value does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until vendor specific objective evidence of fair value exists or all elements have been delivered. The Company does not include acceptance clauses for its shrink-wrapped software products such as ActivCard Gold or Trinity client software. Acceptance clauses usually give the customer the right to accept or reject the software after the Company has delivered the product. However, the Company has provided certain customers with acceptance clauses for customized or significantly modified software products developed under product development agreements, and on occasion, for hardware products and client/server software products as well. In instances where an acceptance clause exists, the Company does not recognize revenue until the product is formally accepted by the customer in writing or the defined acceptance period has expired.

Revenue from the sale of hardware is recognized upon shipment of the product, provided that no significant obligation remains and collection of the receivable is considered probable.

Post-contract customer support is recognized on a straight-line basis over the term of the contract.

Service revenues include revenues from training, installation, or consulting. The Company enters into agreements with customers that require significant production, modification or customization of software in addition to the provision of services. Where the services are essential to the functionality of the software element of the arrangement, separate accounting for the services is not permitted and contract accounting is applied to both the software and service elements. In these cases, revenue is recognized as the work is performed pursuant to the related contracts and the achievement of related milestones in accordance with the percentage of completion method based on input measures.

Service revenues are recognized separately from the software element when the services are performed if vendor specific objective evidence of fair value exists to allocate the revenue to the various elements in a multi-element arrangement, the services are not essential to the functionality of any other element of the arrangement and the total price of the contract would vary with the inclusion or exclusion of the services.

The Company normally sells its products to customers with payment terms that are less than 60 days.

In certain specific and limited circumstances, the Company provides product return and price protection rights to certain distributors and resellers. The Company generally recognizes revenue from product sales upon shipment to resellers, distributors and other indirect channels, net of estimated returns or estimated future price changes. The Company’s policy is to not ship product to a reseller or distributor unless the reseller or distributor

ACTIVCARD S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

(Unaudited)

has a history of selling the Company’s products and the end user is known or has been qualified by the Company. The Company has established a reasonable basis through historical experience for estimating future returns and price changes. Actual returns have not been material to date. Price protection rights typically expire after 30 days and have not been material to date.

Amounts billed in excess of revenue recognized are recorded as deferred revenue in the accompanying consolidated balance sheets. Unbilled work-in-process is recorded as a receivable in the accompanying consolidated balance sheets.

Stock-based Compensation

In October 1995, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123, “Accounting for Stock Based compensation”, which recommends that the compensation cost for stock-based plans be measured using a fair value based method. The Company accounts for its employee stock option plans in accordance with the provisions of APB Opinion No. 25, which provides that no compensation costs be recorded if the exercise price of the options granted is equal to the fair market value of the Company’s stock as at the date of grant.

In accordance with APB Opinion No. 25, the Company allocates to deferred stock compensation, the fair value of restricted stock when granted to employees of acquired companies if they remain as employees of the Company subsequent to the acquisition date. The Company amortizes the deferred stock compensation to expense using the straight-line method over the vesting period, which is three years.

Pro forma information regarding net loss and loss per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options and warrants under the fair value method of SFAS 123. The fair value for these options and warrants was estimated at the date of grant using the Black-Scholes option pricing model.

For purposes of pro forma disclosures, the estimated fair value of the options granted is amortized to expense over the options’ vesting period. The pro forma disclosures include stock options issued to employees of the Company by ActivCard Corp. as they are for services rendered to the Company. The Company’s pro forma information follows:

	Three months ended March 31,
	2003	2002
Net loss, as reported	$(4,613)	$(28,606)
Less: Stock-based employee compensation expenses included in reported net loss	233	249
Add: Total stock-based employee compensation expense determined under fair value based method for all awards	(2,613)	(3,582)

Pro forma net loss	$(6,993)	$(31,939)

Net loss per share, as reported
Basic and diluted	$(0.11)	$(0.71)
Pro forma net loss per share
Basic and diluted	$(0.17)	$(0.79)

ACTIVCARD S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

(Unaudited)

Foreign Currency

The reporting currency of the Company and its subsidiaries is the U.S. dollar. All of the companies within the ActivCard Group use their local currency as their functional currency with the exception of ActivCard Ireland Ltd., which uses the US dollar as its functional currency. For those entities using their non-U.S. dollar currency as their functional currency, assets and liabilities are translated into the US dollar at exchange rates in effect at the balance sheet date and revenues and expenses are translated at weighted average exchange rates during the year. Translation adjustments arising upon the consolidation of non-U.S. Dollar financial statements are accumulated in shareholders’ equity as a translation adjustment within other comprehensive income.

Transactions involving a currency other than the functional currency generate a gain or loss from the fluctuation of this currency relative to the functional currency and are recorded in the statement of operations during the respective period. The Company enters into and designates foreign currency forward exchange contracts to establish fair value hedges to mitigate these foreign transaction gains and losses.

As required, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities”, on January 1, 2001. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. SFAS 133, as amended, requires the recognition of all derivative instruments as either assets or liabilities on the balance sheet measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting.

Recent Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, “Accounting for Costs Associated With Exit or Disposal Activities”, which addresses financial accounting and reporting for costs associated with exit or disposal activities. The provisions of SFAS No. 146 require that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than when an entity commits to an exit plan as previously required. SFAS 146 also requires that such a liability be measured at its fair value and subsequent changes to the liability be measured using the credit-adjusted risk-free rate used when the liability was initially recorded. The Company adopted the provisions of SFAS 146 for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have a material impact on the Company’s results of operations or financial position.

In November 2002, the EITF reached a consensus on Issue No. 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables”. The EITF concluded that revenue arrangements with multiple elements should be divided into separate units of accounting if the deliverables in the arrangement have value to the customer on a standalone basis, if there is objective and reliable evidence of the fair value of the undelivered elements, and as long as there are no rights of return or additional performance guarantees by the Company. The provisions of EITF Issue No. 00-21 are applicable to agreements entered into in fiscal periods commencing after June 15, 2003. Management is currently determining what effect, if any, the provisions of EITF Issue No. 00-21 will have on the Company’s operating results or financial condition.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45

ACTIVCARD S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

(Unaudited)

requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The Company adopted the disclosure requirements of FIN 45 in the fourth quarter of fiscal 2002 (see Note 11 concerning the reserve for warranty costs). The recognition and measurement provisions apply to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on the Company’s results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” The statement amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We adopted the disclosure provisions of SFAS No. 148 at December 31, 2002. The Company has not yet determined the impact, if any, that the transition provisions of SFAS No. 148 may have on its financial position or results of operations.

2.    Business Combinations

In January 2002, the Company established a wholly owned subsidiary in South Africa and acquired certain assets from two privately held companies based in South Africa. The underlying assets purchased and liabilities assumed comprised a business and as such, the Company used the purchase method of accounting to allocate the purchase price to the assets acquired. The results of operations of the acquired business have been included in the Company’s condensed consolidated statements of operations from the acquisition date.

In connection with the purchase price allocation for ActivCard South Africa, $68 was charged to earnings in the three months ended March 31, 2002 for acquired in-process research and development. The value assigned to acquired in-process research and development was based on estimated future cash flows over five years and was discounted at a rate of 30%.

3.    Restructuring and Business Realignment Expenses

2002 Restructuring Plan

In 2002, the Company commenced restructuring its business to enhance operational efficiency and reduce expenses. This restructuring and business realignment plan included a worldwide reduction in workforce across all functions of 90 employees, a reduction in excess facilities, and other direct costs. Of the terminated employees, 36 were employed in sales and marketing, 42 were employed in research and development, 7 were employed in general and administrative, 3 were employed in manufacturing and logistics and 2 were employed in corporate functions. The charge for excess facilities was comprised primarily of future minimum lease payments payable over a nine-year period ending February 2011, net of estimated sublease income of $734. Sublease income was estimated assuming current market lease rates and after estimated vacancy periods. Charges for the reduction in workforce consisted mainly of severance, outplacement and other termination costs.

2003 Restructuring Plan

In March 2003, the Company took further measures to restructure its business and reduce its operating costs by implementing a reduction in workforce that resulted in the termination of 14 employees. Of the terminated

ACTIVCARD S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

(Unaudited)

employees, 7 were employed in sales and marketing, 6 were employed in research and development and 1 was employed in manufacturing and logistics. Charges for the reduction in workforce consist of severance, outplacement and other termination costs.

Components of restructuring and business realignment accruals, which are presented on the condensed consolidated balance sheet and in the condensed consolidated statements of operations for the year ended December 31, 2002 and the three months ended March 31, 2003 were as follows:

	2002 Restructuring		2003 Restructuring
	Facility Exit Costs	Workforce Reduction	Workforce Reduction	Total
Accrual balance at January 1, 2002	$—	$—	$—	$—
Provisions for restructuring and business realignment costs	5,423	2,706	—	8,129
Adjustments to accruals for changes in estimates	569	(112)	—	457
Payments	(701)	(1,658)	—	(2,359)
Asset write-offs	(214)	(717)	—	(931)

Accrual balance at December 31, 2002	5,077	219	—	5,296
Provisions for restructuring and business realignment costs	—	—	913	913
Adjustments to accruals for changes in estimates	—	34	—	34
Payments	(175)	(217)	(229)	(621)
Non-cash charges	—	—	(520)	(520)

Accrual balance at March 31, 2003	4,902	36	164	5,102
Less current portion	635	36	164	835

Long term portion	$4,267	$—	$—	$4,267

Estimated remaining cash expenditures	$4,902	$36	$164	$5,102

Remaining cash expenditures to complete the facility exit activities will be made over the eight-year period ending February 2011. The Company expects to make remaining cash payments to complete the workforce reduction by September 30, 2003.

4.    Discontinued Operations

On February 15, 2002, the Company executed its plan to dispose of the hosting operations of Authentic8. As a result of this decision, the results of operations of the hosting activities, an impairment of goodwill and other intangible assets and a write-down of fixed assets have been included in loss from discontinued operations in the consolidated statement of operations for the three months ended March 31, 2002. The Company determined the fair value of the reporting unit by discounting estimated future cash flows to assess whether there was an impairment in the carrying value of the goodwill and other intangibles. The assets and liabilities related to the hosting operations have been classified as assets and liabilities held for sale on the consolidated balance sheet at December 31, 2002.

On February 12, 2003, the Company entered into an agreement with VeriSign for the disposition of the assets and certain liabilities of the hosting operations of Authentic8. The results of operations of the hosting activities to March 14, 2003, the effective date of the agreement with VeriSign, have been included in the loss from discontinued operations in the consolidated statement of operations for the three months ended March 31, 2003.

ACTIVCARD S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

(Unaudited)

The loss from discontinued operations related to the disposal of the hosting operations of the former Authentic8 was comprised of the following:

	Three months ended March 31,
	2003	2002
Revenue	$76	$15

Loss from discontinued operations consists of:
Operating loss	$228	$384
Other charges:
Impairment of goodwill	—	13,169
Impairment of other intangibles	—	1,818
Write-down of property and equipment	—	547

	$228	$15,918

5.    Loss Per Share

The following is a reconciliation of the numerator and denominator used to determine basic and diluted loss per share:

	Three months ended March 31,
	2003	2002
Numerator:
Loss from continuing operations	$(4,385)	$(12,688)
Loss from discontinued operations	(228)	(15,918)

	$(4,613)	$(28,606)

Denominator:
Shares used in computations, basic and diluted	41,954,924	40,511,626

Basic and diluted loss per common share:
From continuing operations	$(0.10)	$(0.31)
From discontinued operations	(0.01)	(0.40)

	$(0.11)	$(0.71)

No amounts have been presented for diluted earnings per share for the periods where the effect of including the weighted average number of common shares available under share options, reserved rights, warrants and convertible bonds after applying the treasury stock method is anti-dilutive. Weighted average common share equivalents excluded in the three months ended March 31, 2003 and 2002 were 656,357 and 1,268,988, respectively.

ACTIVCARD S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

(Unaudited)

6.    Comprehensive Loss

The components of comprehensive loss are as follows:

	Three months ended March 31,
	2003	2002
Net loss	$(4,613)	$(28,606)
Other comprehensive income (loss):
Unrealized losses on short term investments	(57)	—
Change in cumulative translation adjustment	491	(272)

Total comprehensive loss	$(4,179)	$(28,878)

7.    Derivative Financial Instruments

The Company utilizes a foreign exchange hedging program to mitigate transaction gains and losses resulting from exchange rate fluctuations on assets and liabilities held by ActivCard companies that were denominated in currencies other than the functional currency of the legal entity holding the related asset or liability. To achieve this objective, the Company regularly enters into various short-term foreign currency forward contracts that the Company accounts for as fair value hedging instruments to offset these foreign exchange transaction gains and losses.

Foreign exchange gains and losses attributable to fair value hedging instruments reduce the foreign exchange gains and losses in the consolidated statements of operations. For the three months ended March 31, 2003 and 2002, foreign exchange losses from the fair value hedges were $137 and $146, respectively.

Foreign exchange gains and losses reported on the consolidated statements of operations resulted from the translation of assets and liabilities denominated in a non-functional currency into the functional currency of the company that held the asset and/or liability.

At March 31, 2003, the Company did not have any forward contracts outstanding to buy or sell foreign currency.

8.    Short-term Investments

As of March 31, 2003, available-for-sale securities were as follows:

	March 31, 2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. government and agency securities	$200,825	$652	$9	$201,468

ACTIVCARD S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

(Unaudited)

The contractual maturities of available-for-sale debt securities as of March 31, 2003 were as follows:

	March 31, 2003
	Amortized Cost	Estimated Fair Value
Within one year	$39,085	$43,072
Between one year and three years	159,740	156,394
Between three years and four years	2,000	2,002

	$200,825	$201,468

9.    Related Party Transactions

During the three months ended March 31, 2003 and 2002, the Company had purchases of approximately $1,976 and $163, respectively, from SCM Microsystems, Inc. (“SCM”), a manufacturer of smart card readers. As of March 31, 2003 and December 31, 2002, amounts owing to SCM were $1,409 and $634, respectively. Although SCM is not a single source supplier to the Company of specific products, the companies do share the services of Steven Humphreys. Mr. Humphreys is the Chairman and Chief Executive Officer of ActivCard Corp. and the non-executive Chairman of SCM’s Board of Directors. Mr. Humphreys is not compensated for revenue transactions between the two companies.

10.    Inventories

Inventories consist of the following:

	March 31, 2003	December 31, 2002
Components	$1,003	$911
Finished goods	3,295	2,577

	$4,298	$3,488

11.    Sales Warranty Commitments

The activity in the allowance for sales warranties is summarized as follows:

Warranty Allowance
Sales warranty allowance balance at December 31, 2002	$43
Warranty costs incurred	(8)
Additions related to current period sales	16
Adjustments to accruals related to prior period sales	(7)

Sales warranty allowance balance at March 31, 2003	$44

ACTIVCARD S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

(Unaudited)

12.    Segment Information

The Company has two operating segments: Digital Identity Solutions and Managed Authentication Services. However, the Managed Authentication Services segment does not meet the quantitative thresholds for separate disclosure since it does not represent ten percent of any of combined revenues, loss from operations or total assets. Accordingly, the Company is disclosing segmented information by geographic area only. Transfers between geographic areas are eliminated in the consolidated financial statements. The following is a summary of operations by geographic region for the three months ended March 31, 2003 and 2002 and as of March 31, 2003 and December 31, 2002:

	Europe	North America	Asia Pacific	Total
Three months ended March 31, 2003
Net revenues	$3,455	$8,914	$698	$13,067
Net loss	(2,828)	(989)	(796)	(4,613)
Three months ended March 31, 2002
Net revenues	$2,834	$5,193	$138	$8,165
Net loss	(3,702)	(7,512)	(17,392)	(28,606)

	Europe	North America	Asia Pacific	Total
March 31, 2003
Goodwill	$1,795	$8,698	$107	$10,600
Long lived assets	4,682	16,064	346	21,092
Total assets	20,941	262,701	2,294	285,936
December 31, 2002
Goodwill	$1,795	$8,698	$107	$10,600
Long lived assets	4,716	16,581	233	21,530
Total assets	23,311	260,908	2,173	286,392

ANNEX A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ACTIVCARD CORP.

ActivCard Corp., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

1.    The original Certificate of Incorporation was filed with the Secretary of State of Delaware on August 15, 2002.

2.    The Corporation has not received any payment for any of its stock.

3.    The Amended and Restated Certificate of Incorporation in the form attached hereto as Exhibit A has been duly adopted in accordance with the provisions of Sections 241 and 245 of the General Corporation Law of the State of Delaware by at least a majority of the directors who have been elected and qualified.

4.    The Amended and Restated Certificate of Incorporation so adopted reads in full as set forth in Exhibit A attached hereto and is hereby incorporated herein by this reference.

IN WITNESS WHEREOF, ActivCard Corp. has caused this Certificate to be signed by the Secretary this 23rd day of August, 2002.

ACTIVCARD CORP.

By:	/s/ STEPHEN C. FERRUOLO
Stephen C. Ferruolo Assistant Secretary

Exhibit A

Amended and Restated

Certificate of Incorporation

of

ActivCard Corp.

FIRST

The name of the corporation is ActivCard Corp. (hereinafter referred to as the “Corporation”).

SECOND

The address of the registered office of the Corporation in the State of Delaware is 9 East Loockerman Street, Dover, Kent County, 19901. The name of its registered agent at such address is National Registered Agents, Inc.

THIRD

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

FOURTH

A.    The total number of shares of all classes of stock which the Corporation shall have authority to issue is Eighty-Five Million (85,000,000), consisting of Seventy-Five Million (75,000,000) shares of Common Stock, par value one-tenth of one cent ($0.001) per share (the “Common Stock”) and Ten Million (10,000,000) shares of Preferred Stock, par value one-tenth of one cent ($0.001) per share (the “Preferred Stock”).

B.    The board of directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereinafter referred to as a “Preferred Stock Designation”), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding shares of capital stock, without a separate vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.

C.    Each outstanding share of Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders of the Corporation for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Certificate of Incorporation (including any Certificate of Designations relating to any series of Preferred Stock).

FIFTH

The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

A.    The business and affairs of the Corporation shall be managed by or under the direction of the board of directors. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the bylaws of the Corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

B.    The directors of the Corporation need not be elected by written ballot unless the bylaws so provide.

C.    Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

D.    Special meetings of stockholders of the Corporation may be called only by the Chairman of the Board or the President or by the board of directors acting pursuant to a resolution adopted by a majority of the Whole Board. For purposes of this Certificate of Incorporation, the term “Whole Board” shall mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships.

SIXTH

A.    Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors shall be fixed from time to time exclusively by the board of directors pursuant to a resolution adopted by a majority of the Whole Board. At each annual meeting of stockholders, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the succeeding annual meeting of stockholders after their election, with each director to hold office until his or her successor shall have been duly elected and qualified.

B.    Subject to the rights of the holders of any series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall, unless otherwise required by law or by resolution of the board of directors, be filled only by a majority vote of the directors then in office, though less than a quorum (and not by stockholders), and directors so chosen shall serve for a term expiring at the next annual meeting of stockholders or until such director’s successor shall have been duly elected and qualified. No decrease in the authorized number of directors shall shorten the term of any incumbent director.

C.    Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the bylaws of the Corporation.

D.    Subject to the rights of the holders of any series of Preferred Stock then outstanding, any director, or the entire board of directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least Sixty-Six and Two-Thirds Percent (66 2/3%) of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

SEVENTH

The board of directors is expressly empowered to adopt, amend or repeal bylaws of the Corporation. Any adoption, amendment or repeal of the bylaws of the Corporation by the board of directors shall require the approval of a majority of the Whole Board. The stockholders shall also have power to adopt, amend or repeal the bylaws of the Corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Certificate of Incorporation, the affirmative vote of the holders of at least Sixty-Six and Two-Thirds Percent (66 2/3%) of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the bylaws of the Corporation.

EIGHTH

The board of directors is expressly authorized to cause the Corporation to issue rights pursuant to Section 157 of the Delaware General Corporation Law and, in that connection, to enter into any agreements necessary or convenient for such issuance, and to enter into other agreements necessary and convenient to the conduct of the business of the corporation. Any such agreement may include provisions limiting, in certain circumstances, the ability of the board of directors of the Corporation to redeem the securities issued pursuant thereto or to take other action thereunder or in connection therewith unless there is a specified number or percentage of Continuing Directors then in office. Pursuant to Section 141(a) of the Delaware General Corporation Law, the Continuing Directors shall have the power and authority to make all decisions and determinations, and exercise or perform such other acts, that any such agreement provides that such Continuing Directors shall make, exercise or perform. For purposes of this Article Eighth and any such agreement, the term, “Continuing Directors,” shall mean (1) those directors who were members of the board of directors of the Corporation at the time the Corporation entered into such agreement and any director who subsequently becomes a member of the board of directors, if such director’s nomination for election to the board of directors is recommended or approved by the majority vote of the Continuing Directors then in office and (2) such other members of the board of directors, if any, designated in, or in the manner provided in, such agreement as Continuing Directors.

NINTH

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

All references in this Article NINTH to a director shall also be deemed to refer to any such director acting in his or her capacity as a Continuing Director.

TENTH

The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that, notwithstanding any other provision of this Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of this corporation required by law or by this Certificate of Incorporation, the affirmative vote of the holders of at least Sixty-Six and Two-Thirds Percent (66 2/3%) of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class, shall be required to amend or repeal this Article TENTH, Sections C or D of Article FIFTH, Article SIXTH, Article SEVENTH, Article EIGHTH or Article NINTH.

ANNEX B

BYLAWS

OF

ACTIVCARD CORP.

a Delaware corporation

ARTICLE 1

STOCKHOLDERS

1.    Annual Meeting. An annual meeting of the stockholders, for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, on such date, and at such time as the Board of Directors shall each year fix, which date shall be within 13 months of the last annual meeting of stockholders.

2.    Advance Notice; Purpose of Meeting.

(a)    Nominations of persons for election to the Board of Directors and the proposal of business to be transacted by the stockholders may be made at an annual meeting of stockholders (i) pursuant to the notice given by the Corporation with respect to such meeting, (ii) by or at the direction of the Board of Directors or (iii) by any stockholder of record of the Corporation who was a stockholder of record at the time of the giving of the notice provided for in paragraph (b) below, who is entitled to vote at the meeting and who has complied with the notice procedures set forth in this section.

(b)    For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of the foregoing paragraph (a), (i) the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation, (ii) such business must be a proper matter for stockholder action under the General Corporation Law of the State of Delaware, (iii) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the Corporation with a Solicitation Notice, as that term is defined in subclause (C)(3) of this paragraph, such stockholder or beneficial owner must, in the case of a proposal, have delivered prior to such meeting a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered prior to such meeting a proxy statement and form of proxy to holders of a percentage of the Corporation’s voting shares reasonably believed by such stockholder or beneficial holder to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice and (iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this section, the stockholder or beneficial owner proposing such business or nomination must not have solicited prior to such meeting a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this section. To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of the Corporation not less than 45 or more than 75 days prior to the first anniversary of the date on which the Corporation first mailed its proxy materials for the preceding year ‘s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary date of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of (i) the 90th day prior to such annual meeting or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made. Such stockholder’s notice shall set forth (A) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person as would be required to be disclosed in solicitations of proxies for the election of such nominees as directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such person’s written consent to serving as a director if elected; (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of such business, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (1) the name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner, (2) the class and number of shares of the Corporation that are owned beneficially and of record by such stockholder and such beneficial owner, and (3) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of a proposal, at least the percentage of the Corporation’s voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the Corporation’s voting shares to elect such nominee or nominees (an affirmative statement of such intent, a “Solicitation Notice”).

(c)    Notwithstanding anything in the second sentence of paragraph (b) of this Section 2 to the contrary, in the event that the number of directors to be elected to the Board of Directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Corporation at least 55 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Bylaw shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.

Only persons nominated in accordance with the procedures set forth in this Section shall be eligible to serve as directors and only such business shall be conducted at an annual meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section. The chairman of the meeting shall have the power and the duty to determine whether a nomination or any business proposed to be brought before the meeting has been made in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws to declare that such defective proposed business or nomination shall not be presented for stockholder action at the meeting and shall be disregarded.

For purposes of this Section, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

Notwithstanding the foregoing provisions of this Section, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to matters set forth in this Section. Nothing in this Section shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

3.    Special Meetings. Special meetings of the stockholders, other than those required by statute, may be called at any time by the Chairman of the Board of Directors or the President or by the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board. For purposes of these Bylaws, the term “Whole Board” shall mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships. The Board of Directors may postpone or reschedule any previously scheduled special meeting.

Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (a) by or at the direction of the Board of Directors or (b) by any stockholder of record of the Corporation who is a stockholder of record at the time of giving of notice provided for in this paragraph, who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in Section 2 of this Article I. Nominations by stockholders of persons for election to the Board of Directors may be made at such a special meeting of stockholders if the stockholder’s notice required by

Section 2(b) of this Article I shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting.

Notwithstanding the foregoing provisions of this Section 3, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to matters set forth in this Section 3. Nothing in this Section 3 shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

4.    Notice of Meetings. Notice of the place, date, and time of all meetings of the stockholders, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, shall be given, not less than 10 nor more than 60 days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting, except as otherwise provided herein or required by law (meaning, here and hereinafter, as required from time to time by the Delaware General Corporation Law or the Certificate of Incorporation of the Corporation).

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than 30 days after the date for which the meeting w as originally noticed, or if a new record date is fixed for the adjourned meeting, notice of the place, date, and time of the adjourned meeting and the means of communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting, shall be given in conformity herewith. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

5.    Quorum. At any meeting of the stockholders, the holders of a majority of all of the shares of stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law. Where a separate vote by a class or classes or series is required, a majority of the shares of such class or classes or series present in person or represented by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter.

If a quorum shall fail to attend any meeting, the chairman of the meeting may adjourn the meeting to another place, date, or time.

6.    Organization. Such person as the Board of Directors may have designated or, in the absence of such a person, the Chairman of the Board, or in his or her absence, the President of the Corporation or, in his or her absence, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairman of the meeting. In the absence of the Secretary of the Corporation, the secretary of the meeting shall be such person as the chairman of the meeting appoints.

7.    Conduct of Business. The chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him or her in order. The chairman of the meeting shall have the power to adjourn the meeting to another place, if any, date and time. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

8.    Proxies and Voting. At any meeting of the stockholders, every stockholder entitled to vote may vote in person or by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to this paragraph may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

The Corporation may, and to the extent required by law, shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting may, and to the extent required by law, shall, appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his ability. Every vote taken by ballots shall be counted by a duly appointed inspector or inspectors.

All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

9.    Stock List. A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in his or her name, shall be open to the examination of any such stockholder for a period of at least 10 days prior to the meeting in the manner provided by law.

The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

ARTICLE II

BOARD OF DIRECTORS

1.    Number, Election and Term of Directors. Subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances, the number of directors shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the Whole Board; provided, however, that no reduction in the authorized number of directors shall have the effect of removing any director prior to the expiration of his term of office. Except as provided in the Corporation’s Certificate of Incorporation or as otherwise set forth herein, directors shall be elected at the annual meeting of stockholders by a plurality vote of the shares represented in person or by proxy, and each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which the director was elected and until a successor has been elected and qualified.

2.    Newly Created Directorships and Vacancies. Subject to the rights of the holders of any series of preferred stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall, unless otherwise required by law or by resolution of the Board of Directors, be filled only by a majority vote of the directors then in office, though less than a quorum (and not by stockholders), and directors so chosen shall serve for a term expiring at the annual meeting of stockholders at which the term of office to which they have been elected expires or until such director’s successor shall have been duly elected and qualified. No decrease in the number of authorized directors shall shorten the term of any incumbent director.

3.    Regular Meetings. Regular meetings of the Board of Directors shall be held at such place or places, on such date or dates, and at such time or times as shall have been established by the Board of Directors and publicized among all directors. A notice of each regular meeting shall not be required.

4.    Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, the President or by two or more directors then in office and shall be held at such place, on such date, and at such time as they or he or she shall fix. Notice of the place, date, and time of each such special meeting shall be given each director by whom it is not waived by mailing written notice not less than five days before the meeting or by telephone or by telegraphing or telexing or by facsimile transmission of the same not less than 24 hours before the meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

5.    Quorum. At any meeting of the Board of Directors, a majority of the Whole Board shall constitute a quorum for all purposes. If a quorum shall fail to attend any meeting, a majority of those present may adjourn the meeting to another place, date, or time, without further notice or waiver thereof.

6.    Participation in Meetings By Conference Telephone. Members of the Board of Directors, or of any committee thereof, may participate in a meeting of such Board of Directors or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other and such participation shall constitute presence in person at such meeting.

7.    Conduct of Business. At any meeting of the Board of Directors, business shall be transacted in such order and manner as the Board of Directors may from time to time determine, and all matters shall be determined by the vote of a majority of the directors present, except as otherwise provided herein or required by law. Action may be taken by the Board of Directors without a meeting if all members thereof consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors. Such filing shall be made in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

8.    Compensation of Directors. Unless otherwise restricted by the certificate of incorporation, the Board of Directors shall have the authority to fix the compensation of the directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or paid a stated salary or paid other compensation as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

ARTICLE III

COMMITTEES

1.    Committees of the Board of Directors. The Board of Directors may from time to time designate committees of the Board of Directors, with such lawfully delegable powers and duties as it thereby confers, to serve at the pleasure of the Board of Directors and shall, for those committees and any others provided for herein, elect a director or directors to serve as the member or members, designating, if it desires, other directors as alternate members who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of any committee and any alternate member in his or her place, the member or members of the committee present at the meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may by unanimous vote appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member.

2.    Conduct of Business. Each committee may determine the procedural rules for meeting and conducting its business and shall act in accordance therewith, except as otherwise provided herein or required by law. Adequate provision shall be made for notice to members of all meetings; a majority of the members shall constitute a quorum unless the committee shall consist of one (1) or two (2) members, in which event one (1) member shall constitute a quorum; and all matters shall be determined by the affirmative vote of a majority of the members present. Action may be taken by any committee without a meeting if all members thereof consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of the proceedings of such committee. Such filing shall be made in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

ARTICLE IV

OFFICERS

1.    Generally. The officers of the Corporation shall consist of a Chairman of the Board, a President, one or more Vice Presidents, a Secretary, a Chief Financial Officer and such other officers as may from time to time be appointed by the Board of Directors. Officers shall be elected by the Board of Directors, which shall consider that subject at its first meeting after every annual meeting of stockholders. Each officer shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any number of offices may be held by the same person. The salaries of officers elected by the Board of Directors shall be fixed from time to time by the Board of Directors or by such officers as may be designated by resolution of the Board of Directors.

2.    Chairman of the Board. Unless otherwise provided by the Board of Directors, the Chairman of the Board shall be the Chief Executive Officer of the Corporation. Subject to the provisions of these Bylaws and to the direction of the Board of Directors, he or she shall have the responsibility for the general management and control of the business and affairs of the Corporation and shall perform all duties and have all powers which are commonly incident to the office of chief executive or which are delegated to him or her by the Board of Directors. He or she shall have power to sign all stock certificates, contracts and other instruments of the Corporation which are authorized and shall have general supervision and direction of all of the other officers, employees and agents of the Corporation.

3.    President. The President, if provided by the Board of Directors, shall be the Chief Executive Officer of the Corporation as provided in Section 2 of Article IV of these Bylaws, and shall be the Chief Operating Officer of the Corporation. Subject to the provisions of these Bylaws and to the direction of the Board of Directors, he or she shall have the responsibility for the general management and control of the business and affairs of the Corporation and shall perform all duties and have all powers which are commonly incident to the office of chief executive or which are delegated to him or her by the Board of Directors. Subject to the direction of the Board of Directors and the Chairman of the Board, the President shall have power to sign all stock certificates, contracts and other instruments of the Corporation which are authorized and shall have general supervision and direction of all of the other officers (other than the Chairman of the Board or any Vice Chairman, employees and agents of the Corporation.

4.    Vice President. Each Vice President shall have such powers and duties as may be delegated to him or her by the Board of Directors. One (1) Vice President shall be designated by the Board of Directors to perform the duties and exercise the powers of the President in the event of the President’s absence or disability.

5.    Chief Financial Officer. The Chief Financial Officer, if provided by the Board of Directors, shall be the Treasurer of the Corporation and shall have the responsibility for maintaining the financial records of the Corporation. He or she shall make such disbursements of the funds of the Corporation as are authorized and shall render from time to time an account of all such transactions and of the financial condition of the Corporation. The Chief Financial Officer shall also perform such other duties as the Board of Directors may from time to time prescribe.

6.    Secretary. The Secretary shall issue all authorized notices for, and shall keep minutes of, all meetings of the stockholders and the Board of Directors. He or she shall have charge of the corporate books and shall perform such other duties as the Board of Directors may from time to time prescribe.

7.    Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

8.    Removal. Any officer of the Corporation may be removed at any time, with or without cause, by the Board of Directors.

9.    Action with Respect to Securities of Other Corporations. Unless otherwise directed by the Board of Directors, the President or any officer of the Corporation authorized by the President shall have power to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of stockholders of or with respect to any action of stockholders of any other Corporation in which this Corporation may hold securities and otherwise to exercise any and all rights and powers which this Corporation may possess by reason of its ownership of securities in such other Corporation.

ARTICLE V

STOCK

1.    Certificates of Stock. Each stockholder shall be entitled to a certificate signed by, or in the name of the Corporation by, the Chairman or Vice Chairman (if any) or the President or a Vice President, and by the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer, certifying the number of shares owned by him or her. Any or all of the signatures on the certificate may be by facsimile.

2.    Transfers of Stock. Transfers of stock shall be made only upon the transfer books of the Corporation kept at an office of the Corporation or by transfer agents designated to transfer shares of the stock of the Corporation. Except where a certificate is issued in accordance with Section 4 of Article V of these Bylaws, an outstanding certificate for the number of shares involved shall be surrendered for cancellation before a new certificate is issued therefor.

3.    Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders, or to receive payment of any dividend or other distribution or allotment of any rights or to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may, except as otherwise required by law, fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted and which record date shall not be more than 60 nor less than 10 days before the date of any meeting of stockholders, nor more than 60 days prior to the time for such other action as hereinbefore described; provided, however, that if no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, and, for determining stockholders entitled to receive payment of any dividend or other distribution or allotment of rights or to exercise any rights of change, conversion or exchange of stock or for any other purpose, the record date shall be at the close of business on the day on which the Board of Directors adopts a resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

4.    Lost, Stolen or Destroyed Certificates. In the event of the loss, theft or destruction of any certificate of stock, another may be issued in its place pursuant to such regulations as the Board of Directors may establish concerning proof of such loss, theft or destruction and concerning the giving of a satisfactory bond or bonds of indemnity.

5.    Regulations. The issue, transfer, conversion and registration of certificates of stock shall be governed by such other regulations as the Board of Directors may establish.

ARTICLE VI

NOTICES

1.    Notices. If mailed, notice to stockholders shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the Delaware General Corporation Law.

2.    Waivers. A written waiver of any notice, signed by a stockholder or director, or waiver by electronic transmission by such person, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in such a waiver. Attendance at any meeting shall constitute waiver of notice except attendance for the sole purpose of objecting to the timeliness of notice.

ARTICLE VII

MISCELLANEOUS

1.    Facsimile Signatures. In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures of any officer or officers of the Corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

2.    Corporate Seal. The Board of Directors may provide a suitable seal, containing the name of the Corporation, which seal shall be in the charge of the Secretary. If and when so directed by the Board of Directors or a committee thereof, duplicates of the seal may be kept and used by the Treasurer or by an Assistant Secretary or Assistant Treasurer.

3.    Reliance upon Books, Reports and Records. Each director, each member of any committee designated by the Board of Directors, and each officer of the Corporation shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or other records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or committees of the Board of Directors so designated, or by any other person as to matters which such director or committee member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

4.    Fiscal Year. The fiscal year of the Corporation shall be as fixed by the Board of Directors.

5.    Time Periods. In applying any provision of these Bylaws which requires that an act be done or not be done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

ARTICLE VIII

INDEMNIFICATION OF DIRECTORS AND OFFICERS

1.    Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section 3 of this Article VIII with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

2.    Right to Advancement of Expenses. The right to indemnification conferred in Section 1 of this Article VIII shall include the right to be paid by the Corporation the expenses (including attorney’s fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the Delaware General Corporation Law or any other applicable law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section 2 or otherwise.

3.    Right of Indemnitee to Bring Suit. If a claim under Section 1 or 2 of this Article VIII is not paid in full by the Corporation within 60 days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VIII or otherwise shall be on the Corporation.

4.    Non-Exclusivity of Rights. The rights to indemnification and to the advancement of expenses conferred in this Article VIII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation’s Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

5.    Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

6.    Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any officer, employee or agent of the Corporation to the fullest extent of the provisions of this Article with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

7.    Nature of Rights. The rights conferred upon indemnitees in this Article VIII shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer or trustee and shall inure to the benefit of the indemnitee’s heirs, executors and administrators. Any amendment, alteration or repeal of this Article VIII that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit or eliminate any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.

ARTICLE IX

AMENDMENTS

In furtherance and not in limitation of the powers conferred by law, the Board of Directors is expressly authorized to adopt, amend and repeal these Bylaws subject to the power of the holders of capital stock of the Corporation to adopt, amend or repeal the Bylaws; provided, however, that, with respect to the power of holders of capital stock to adopt, amend and repeal Bylaws of the Corporation, notwithstanding any other provision of these Bylaws or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the capital stock of the Corporation required by law, these Bylaws or any preferred stock, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of these Bylaws.

*    *    *

Complete and correct copies of the letters of transmittal, properly completed and duly signed, will be accepted. The letters of transmittal, ADRs and any other required documents should be sent or delivered by each holder of outstanding securities or his or her broker, dealer, commercial bank, trust company or other nominee to the U.S. exchange agent at one of its addresses set forth below.

The U.S. exchange agent and depositary for the exchange offer is:

THE BANK OF NEW YORK

By mail:	By facsimile:	By overnight courier or hand:
Tender & Exchange Department P.O. Box 11248 Church Street Station New York, New York 10286-1248	(for Eligible Institutions Only) (212) 815-6433	Tender & Exchange Department 101 Barclay Street Receive and Deliver Window New York, New York 10286

Confirm by telephone:
(212) 815-6212

Complete and correct copies of the forms of acceptance, properly completed and duly signed, will be accepted. The forms of acceptance and any other required documents should be sent or delivered by each holder of outstanding securities or his or her broker, dealer, commercial bank, trust company or other nominee to the European exchange agent at its address set forth below.

The European exchange agent and depositary for the exchange offer is:

BNP PARIBAS SECURITIES SERVICES

GIS Emetteurs

Les Collines de l’Arche

92057 Paris La Défense

Attn: Mr. Christophe-André ARCIERO

Fax: (33) [0] 1-55-77-95-53

Any questions or requests for assistance or additional copies of the prospectus, the forms of acceptance, the letters of transmittal, the notices of guaranteed delivery and related exchange offer materials may be directed to the information agent at its telephone number and location listed below. You may also contact your local broker, commercial bank, trust company or nominee for assistance concerning the exchange offer.

The information agent for the exchange offer is:

INNISFREE M&A INCORPORATED

501 Madison Avenue, 20th Floor

New York, New York 10022

Toll-Free: 00-800-7710-9970 (for holders in the European Union)

Toll-Free: 1-877-750-5836 (for holders in the U.S. and Canada)

Call Collect: 1-212-750-5833 (banks, brokers and others)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933.

As permitted by the Delaware General Corporation Law, the Registrant’s Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director’s duty of loyalty to the Registrant or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) under section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); or (iv) for any transaction from which the director derived an improper personal benefit. As permitted by the Delaware General Corporation Law, the Bylaws provide that: (i) the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions; (ii) the Registrant may indemnify its other employees and agents to the extent that it indemnifies its officers and directors, unless otherwise required by law, its Certificate of Incorporation, its Bylaws, or agreement; (iii) the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions; and (iv) the rights conferred in the Bylaws are not exclusive.

The Registrant intends to enter into Indemnification Agreements with each of its current directors and its executive officers to give such directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s Bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification.

ITEM 21.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)    Exhibits.

The following is a list of Exhibits filed as part of this Registration Statement.

Exhibit Number	Description

3.1	Amended and Restated Certificate of Incorporation of ActivCard Corp. filed August 23, 2002, (attached as Annex A to the prospectus included in this Registration Statement)

3.2	Bylaws of ActivCard Corp. (attached as Annex B to the prospectus included in this Registration Statement)

4.1*	Specimen common stock certificate (front and reverse)

5.1**	Opinion of Heller Ehrman White & McAuliffe LLP regarding the legality of the shares of ActivCard Corp. Common Stock to be issued in the exchange offer

8.1**	Opinion of Heller Ehrman White & McAuliffe LLP regarding tax matters in the United States

8.2**	Opinion of Shearman & Sterling regarding tax matters in France

10.1*	ActivCard Corp. 2002 Stock Option Plan

Exhibit Number		Description

10.2*		Lease Agreement dated April 11, 2000, as amended, between the John Arrillaga Survivor’s Trust and the Richard T. Peery Separate Property Trust, as Landlord, and ActivCard, Inc.

10.3*		Lease Agreement dated April 15, 1997 between Axa Conseil Vie S.A. and ActivCard S.A. and Addendums dated June 6, 2000 and April 18, 2001 (English translation)

10.4*		Lease dated November 1, 2001 between DEW Engineering and Development Limited and American Biometric Company Limited

10.5*		Employment offer letter between Steven Humphreys and ActivCard, Inc. dated October 22, 2001

10.6(1)*	‡	Agreement dated June 10, 1996 between Samsung Semiconductor Europe GmbH and ActivCard S.A.

10.7*		Employment offer letter between Blair Geddes and ActivCard S.A. dated September 12, 2000.

10.8*		Promissory Note dated October 22, 2001

10.9*		SEWP III Subcontract Agreement between Northrop Grumman Computing Systems, Inc. and ActivCard, Inc. effective July 25, 2002

12.1		Statement re computation of ratios

23.1		Consent of Deloitte & Touche LLP, Independent Auditors

23.2		Consent of Ernst & Young Audit, Independent Auditors

23.3**		Consents of Heller Ehrman White & McAuliffe LLP (included in Opinions filed in Exhibits 5.1 and 8.1)

23.4**		Consent of Shearman & Sterling (included in their Opinion filed in Exhibit 8.2)

24.1**		Power of Attorney

99.1		Form of Acceptance relating to ActivCard S.A. common shares

99.2		Letter of Transmittal relating to ActivCard S.A. ADSs

99.3		Notice of Guaranteed Delivery relating to ActivCard S.A. ADSs

99.4		Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

99.5		Letter to Clients re ADSs

99.6		Letter to Holders of Common Shares of ActivCard S.A.

99.7		Letter to Holders of ADSs of ActivCard S.A.

‡	Confidential treatment has been granted with respect to certain portions of this exhibit.
*	Incorporated by reference to ActivCard Corp.’s Registration Statement on Form S-4 (file no. 333-100067).
**	Previously filed.
(1)	Incorporated by reference to ActivCard S.A.’s Registration Statement on Form F-1 (file no. 333-11540).

ITEM 22.    UNDERTAKINGS

(a)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such Securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)	The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(c)	The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such Securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e)	The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(f)	The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

(g)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, California, on June 9, 2003.

ACTIVCARD CORP.

By:	/s/ STEVEN HUMPHREYS
Steven Humphreys, Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated.

Signature	Office	Date

/s/ STEVEN HUMPHREYS Steven Humphreys	Director, Chairman and Chief Executive Officer (Principal Executive Officer)	June 9, 2003

/s/ BLAIR GEDDES Blair Geddes	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	June 9, 2003

* Yves Audebert	Director, Founder, Vice Chairman, President and Chief Operating Officer	June 9, 2003

* William Crowell	Director	June 9, 2003

* Clifford Gundle	Director	June 9, 2003

Montague Koppel	Director

* Kheng Nam Lee	Director	June 9, 2003

* James E. Ousley	Director	June 9, 2003

Richard White	Director

*By:	/s/ BLAIR GEDDES
Blair Geddes Attorney-in-fact

EXHIBIT INDEX

Exhibit Number		Description

3.1		Amended and Restated Certificate of Incorporation of ActivCard Corp. filed August 23, 2002, (attached as Annex A to the prospectus included in this Registration Statement)

3.2		Bylaws of ActivCard Corp. (attached as Annex B to the prospectus included in this Registration Statement)

4.1	*	Specimen common stock certificate (front and reverse)

5.1	**	Opinion of Heller Ehrman White & McAuliffe LLP regarding the legality of the shares of ActivCard Corp. Common Stock to be issued in the exchange offer

8.1	**	Opinion of Heller Ehrman White & McAuliffe LLP regarding tax matters in the United States

8.2	**	Opinion of Shearman & Sterling regarding tax matters in France

10.1	*	ActivCard Corp. 2002 Stock Option Plan

10.2	*	Lease Agreement dated April 11, 2000, as amended, between the John Arrillaga Survivor’s Trust and the Richard T. Peery Separate Property Trust, as Landlord, and ActivCard, Inc.

10.3	*	Lease Agreement dated April 15, 1997 between Axa Conseil Vie S.A. and ActivCard S.A. and Addendums dated June 6, 2000 and April 18, 2001 (English translation)

10.4	*	Lease dated November 1, 2001 between DEW Engineering and Development Limited and American Biometric Company Limited

10.5	*	Employment offer letter between Steven Humphreys and ActivCard, Inc. dated October 22, 2001

10.6	(1)*‡	Agreement dated June 10, 1996 between Samsung Semiconductor Europe GmbH and ActivCard S.A.

10.7	*	Employment offer letter between Blair Geddes and ActivCard S.A. dated September 12, 2000.

10.8	*	Promissory Note dated October 22, 2001

10.9	*	SEWP III Subcontract Agreement between Northrop Grumman Computing Systems, Inc. and ActivCard, Inc. effective July 25, 2002

12.1		Statement re computation of ratios

23.1		Consent of Deloitte & Touche LLP, Independent Auditors

23.2		Consent of Ernst & Young Audit, Independent Auditors

23.3	**	Consents of Heller Ehrman White & McAuliffe LLP (included in Opinions filed in Exhibits 5.1 and 8.1)

23.4	**	Consent of Shearman & Sterling (included in their Opinion filed in Exhibit 8.2)

24.1	**	Power of Attorney

99.1		Form of Acceptance relating to ActivCard S.A. common shares

99.2		Letter of Transmittal relating to ActivCard S.A. ADSs

99.3		Notice of Guaranteed Delivery relating to ActivCard S.A. ADSs

99.4		Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

99.5		Letter to Clients re ADSs

99.6		Letter to Holders of Common Shares of ActivCard S.A.

99.7		Letter to Holders of ADSs of ActivCard S.A.

‡	Confidential treatment has been granted with respect to certain portions of this exhibit.
*	Incorporated by reference to ActivCard Corp.’s Registration Statement on Form S-4 (file no. 333-100067).
**	Previously filed.
(1)	Incorporated by reference to ActivCard S.A.’s Registration Statement on Form F-1 (file no. 333-11540).